

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAY 2 0 2005
190

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Merger Company 2005 Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Merger Company 2005 Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

John Fellet – Chief Executive Officer
Merger Company 2005 Limited
PO Box 9059
Newmarket, Auckland, New Zealand
Telephone: (011) (64 9) 579 9999
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

May 19, 2005
(Date Exchange Offering Commenced)

Part I – Information Sent to Security Holders

1. Information Memorandum relating to a scheme of arrangement involving Independent Newspapers Limited and Sky Network Television Limited, dated as of May 12, 2005.

2. Shareholder Materials for Independent Newspapers Limited ("INL") including:

   (a) Letter from Executive Chairman of INL, dated as of May 12, 2005;

   (b) Summary and Notice of Meeting, dated as of May 12, 2005;

   (c) Independent Newspapers Limited Special Meeting of Shareholders, Proxy Form;

   (d) Letter from the Independent Director of INL, dated as of May 12, 2005; and

   (e) Independent Adviser's Report of Grant Samuel, dated as of May 2005.

3. Shareholder Materials for Sky Network Television Limited ("Sky") including:

   (a) Letter from the Chairman of Sky, dated as of May 12, 2005;

   (b) Summary and Notice of Meeting, dated as of May 12, 2005;

   (c) Sky Network Television Limited Special Meeting of Shareholders, Proxy Forms;

   (d) Letter from the Independent Directors of Sky, dated as of May 12, 2005; and

   (e) Independent Adviser's Report of Ferrier Hodgson, dated as of May 9, 2005.

Part II - Information Not Required to be sent to Security Holders

N/A

Part III – Consent to Service of Process

Merger Company 2005 Limited is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Merger Company 2005 Limited

By: ______________________

Name: JOHN FELLER

Title: CEO

EXHIBIT INDEX

Exhibit	Description	Page
1	Information Memorandum relating to a scheme of arrangement involving Independent Newspapers Limited and Sky Network Television Limited, dated as of May 142, 2005	
2	Shareholder Materials for Independent Newspapers Limited ("INL") including: (a) Letter from Executive Chairman of INL, dated as of May 12, 2005; (b) Summary and Notice of Meeting, dated as of May 12, 2005; (c) Independent Newspapers Limited Special Meeting of Shareholders, Proxy Form; (d) Letter from the Independent Director of INL, dated as of May 12, 2005; and (e) Independent Adviser's Report of Grant Samuel, dated as of May 2005.	
3	Shareholder Materials for Sky Network Television Limited ("Sky") including: (a) Letter from the Chairman of Sky, dated as of May 12, 2005; (b) Summary and Notice of Meeting, dated as of May 12, 2005; (c) Sky Network Television Limited Special Meeting of Shareholders, Proxy Forms; (d) Letter from the Independent Directors of Sky, dated as of May 12, 2005; (e) Independent Adviser's Report of Ferrier Hodgson, dated as of May 9, 2005.	


INFORMATION MEMORANDUM
relating to a scheme of arrangement involving
INDEPENDENT NEWSPAPERS LIMITED and
SKY NETWORK TELEVISION LIMITED
12 MAY 2005
SKY



This is an important document and requires your immediate attention. You should read all of it and the accompanying documentation before deciding whether or not to vote in favour of the resolution required to implement the Scheme referred to in the Summary and Notice of Meeting accompanying this Information Memorandum.

IMPORTANT

If you are in doubt as to any aspect of the Scheme, you should consult a person authorised to undertake trading activities by NZX or a financial or legal adviser.

If you have sold all your shares in INL or Sky you should immediately hand this Information Memorandum and the accompanying documentation to the purchaser, or to the person authorised to undertake trading activities by NZX or ASX or other agent through whom the sale was made, to be passed on to the purchaser.





GENERAL INFORMATION

This Information Memorandum is prepared as at and dated 12 May 2005. It accompanies and forms part of the Summary and Notice of Meeting.

This Information Memorandum is a combined investment statement and prospectus prepared for the purposes of the Securities Act 1978 and the Securities Regulations 1983. This Information Memorandum describes the terms of the offer of Merger Company 2005 Limited shares and the risks associated with this investment. You should read this Information Memorandum in full before deciding whether to vote in favour of the Scheme, under which you will receive Merger Company 2005 Limited shares.

The purpose of this Information Memorandum is to provide information that is likely to assist a prudent but non-expert person to decide whether or not to vote in favour of the Scheme, under which you will receive Merger Company 2005 Limited shares.

This Information Memorandum cannot take into account your individual investment objectives, financial circumstances and needs. We recommend you consult a financial adviser, broker, accountant or other professional adviser before deciding whether to vote in favour of the Scheme. If you are in any doubt as to how to deal with this Information Memorandum, please consult an NZX firm or other financial or legal adviser immediately.

No person is authorised to give any information or to make any representation in connection with the Scheme, which is not contained in this Information Memorandum. Any information or representation not so contained may not be relied upon as having been authorised by Merger Company 2005 Limited, Sky Network Television Limited or Independent Newspapers Limited.

IMPORTANT INFORMATION

(The information in this section is required under the Securities Act 1978)

Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

Choosing an investment

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below:

In addition to the information in this document, important information can be found in the current registered prospectus for the investment. You are entitled to a copy of that prospectus on request.[1]

Choosing An Investment Adviser

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

- whether the adviser gives advice only about particular types of investments; and
- whether the advice is limited to the investments offered by one or more particular financial organisations; and
- whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within five working days of your request. You must make the request at the time the advice is given or within one month of receiving the advice.

In addition:

- if an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- if an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

---

1 This is the wording required by Schedule 3D of the Securities Regulations 1983, which contemplates a separate investment statement and prospectus. For the Scheme, the two documents have been combined in this Information Memorandum. Accordingly, the prospectus available on request is identical to this document.





Stock exchange listing

The Merger Company 2005 Limited shares have been accepted for listing by NZX and will be quoted upon completion of allotment procedures. However, NZX accepts no responsibility for any statement in this Information Memorandum.

Application has been made to ASX for Merger Company 2005 Limited shares to be quoted on the ASX.

A copy of this Information Memorandum has also been provided to ASX. Neither ASX nor any of its officers take any responsibility for any statement in this Information Memorandum. The fact that ASX may admit Merger Company 2005 Limited to its official list is not to be taken in any way as an indication of the merits of Merger Company 2005 Limited.

New Zealand registration

A copy of this Information Memorandum, duly signed by or on behalf of directors of Merger Company 2005 Limited (as the issuer) and by or on behalf of Independent Newspapers Limited and Sky Network Television Limited and their respective directors (as promoters of the issue of Merger Company 2005 Limited shares described in the Information Memorandum) and having attached (i) copies of the documents described in section 11.17, (ii) the auditors' reports set out in section 9.3, (iii) the consents of experts referred to in section 11.4 and (iv) the relevant agent authorities to sign this Information Memorandum, being the documents required by the Securities Act 1978 to be attached to this Information Memorandum, have been delivered to the Registrar of Companies for registration under the Securities Act 1978.

Australian lodgement

This Information Memorandum is an Australian prospectus and has been lodged by Merger Company 2005 Limited with the Australian Securities and Investments Commission. The Australian Securities and Investments Commission does not take any responsibility for the contents of this Information Memorandum.

Important notice to United States investors

The Merger Company 2005 Limited shares to be issued pursuant to the Scheme have not been, and will not be, registered under the Securities Act of 1933 (United States) or the securities laws of any other jurisdiction other than New Zealand and Australia.

Merger Company 2005 Limited believes that the exemption from the registration requirements of the Securities Act of 1933 (United States) afforded by Section 3(a)(10) of the Securities Act of 1933 (United States) will apply to the offer and issuance of Merger Company 2005 Limited shares pursuant to the Scheme so long as the Scheme is conducted as described in this Information Memorandum. Section 3(a)(10) exempts Merger Company 2005 Limited from the general requirement of registration under the Securities Act of 1933 (United States) of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after consideration by it of the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear and be heard. A further requirement of this exemption is that the court must be informed, prior to the hearing, that its approval will be the basis for obtaining the exemption from the registration requirements of the Securities Act of 1933 (United States).

The offer for Merger Company 2005 Limited shares under the Scheme is for the securities of a non-United States company. The Scheme is subject to disclosure requirements of New Zealand which are different from those of the United States. Financial statements included in the Information Memorandum have been prepared in accordance with New Zealand accounting standards that may not be comparable to the financial statements of a United States company.

It may be difficult for United States investors to enforce their rights and any claim that they may have arising under the United States federal securities laws, since Merger Company 2005 Limited, Independent Newspapers Limited and Sky Network Television Limited are located in New Zealand, and some or all of their officers or directors are residents of a country or countries other than the United States. United States investors may not be able to sue Merger Company 2005 Limited, Independent Newspapers Limited or Sky Network Television Limited or their officers or directors in a non-United States court for violations of the United States securities laws. It may be difficult to compel Merger Company 2005 Limited, Independent Newspapers Limited or Sky Network Television Limited and their affiliates to subject themselves to a United States court's judgment. Investors should be aware that Merger Company 2005 Limited may purchase Independent Newspapers Limited or Sky Network Television Limited securities otherwise than under the Scheme, such as in the open market or privately negotiated purchases.

For investors who are subject to United States taxation, the exchange of shares of Sky Network Television Limited or Independent Newspapers Limited for Merger Company 2005 Limited shares and cash consideration in the Scheme will be fully taxable for United States tax. Each such holder is strongly urged to consult their United States tax adviser as to the United States tax consequences of the transaction.

If, at the time the Scheme is submitted to a vote of shareholders, an investor is an "affiliate" of Sky Network Television Limited or Independent Newspapers Limited, then under Rule 145 of the Securities Act of 1933 (United States) that investor may not offer or sell or otherwise dispose of the Merger Company 2005 Limited shares issued to it under the Scheme in the United States or to US persons (as defined by Regulation S under that Act) unless that offer or sale or other disposition has been registered under the Securities Act of 1933 (United States) or is made in conformity with Rule 145 under the Securities Act of 1933 (United States) or pursuant to any other applicable exemption from the registration requirements of the Securities Act of 1933 (United States). For these purposes, an "affiliate" would likely include the directors, executive officers and controlling shareholders of Sky Network Television Limited and Independent Newspapers Limited.

Notice to shareholders in countries other than New Zealand and Australia

The distribution of this Information Memorandum in jurisdictions outside New Zealand and Australia may be restricted by law, and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.





Forward-looking statements

This Information Memorandum contains certain statements that relate to the future. Such forward-looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Merger Company 2005 Limited, Independent Newspapers Limited or Sky Network Television Limited, which may cause actual results, performance or achievements of Merger Company 2005 Limited, Independent Newspapers Limited or Sky Network Television Limited to differ materially from those expressed or implied by such statements.

All statements, other than statements of historical facts, included in this Information Memorandum that address activities, events or developments that Merger Company 2005 Limited, Independent Newspapers Limited or Sky Network Television Limited expects or anticipates will or may occur in the future, including such things as future cost savings or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of Merger Company 2005 Limited, Independent Newspapers Limited or Sky Network Television Limited and their respective subsidiaries' businesses and operations, plans, references to future success and other such matters are forward-looking statements. When used in this Information Memorandum, the words "estimate", "project", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on certain assumptions and analyses made by Merger Company 2005 Limited, Independent Newspapers Limited and Sky Network Television Limited in light of their experience and their perception of historical trends, current conditions and expected future developments as well as other factors they believe are appropriate in the circumstances. However, whether actual future results and developments will conform with their expectations and predictions is subject to a number of risks and uncertainties, including the significant considerations discussed in this Information Memorandum, and particularly the risks set out in section 3.7 and 10.6. Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to, the matters set forth in those sections of this Information Memorandum and other factors, many of which are beyond the control of Merger Company 2005 Limited, Independent Newspapers Limited and Sky Network Television Limited and their respective subsidiaries. Consequently, all of the forward-looking statements made in this Information Memorandum are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Merger Company 2005 Limited, Independent Newspapers Limited and Sky Network Television Limited will be realised or, even if substantially realised, that they will have the expected consequences to or effects on Merger Company 2005 Limited, Independent Newspapers Limited and Sky Network Television Limited and their respective subsidiaries or their respective businesses or operations.

The cautionary statements contained or referred to in this section should be considered in connection with any written or oral forward-looking statements that may subsequently be issued by Merger Company 2005 Limited, Independent Newspapers Limited and Sky Network Television Limited or persons authorised to act on their behalf. None of Merger Company 2005 Limited, Independent Newspapers Limited or Sky Network Television Limited undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Information Memorandum or to reflect the occurrence of unanticipated events.

CONTENTS

The INL Independent Adviser's Report is included in the package sent to INL shareholders and the Sky Independent Adviser's Report is included in the package sent to Sky Minority Shareholders. The reports do not form part of this Information Memorandum.

Defined terms used in this Information Memorandum have the meaning given to them in the Glossary.

1.1 Introduction

Sky Network Television Limited (**Sky**) and Independent Newspapers Limited (**INL**) intend to undertake a court-approved scheme of arrangement (the **Scheme**) for the acquisition by Merger Company 2005 Limited (**MergeCo**) of all the shares of INL and all of the Sky shares, other than those held by INL (the **Sky Minority Shares**), and the subsequent amalgamation of those companies.

The Scheme requires the approval of Sky and INL shareholders.

- INL Shareholders will vote on the Scheme at a special meeting of shareholders at the Langham Hotel, 83 Symonds Street, Auckland at 10.00 am on 13 June 2005 (the **INL Special Meeting**).
- Sky shareholders will vote on the Scheme at a special meeting of shareholders at the Langham Hotel, 83 Symonds Street, Auckland at 12.00 pm on 13 June 2005 (the **Sky Special Meeting**).

1.2 The Scheme

Introduction

The Scheme relates to the merger of two listed companies: INL (which holds 78.4% of Sky, has significant cash reserves and has no other business) and Sky (which conducts the Sky pay television broadcasting service). MergeCo has been established specifically for the purpose of implementing the Scheme.

Under the Scheme, MergeCo will acquire all of the shares in INL and all of the Sky Minority Shares. INL and Sky will then be amalgamated into MergeCo under the Scheme to create a single listed entity for the Sky business.

Under the Scheme, MergeCo will be renamed "Sky Network Television Limited" and conduct Sky's existing and ongoing business.

Effect of the Scheme for shareholders

The directors of INL and Sky consider that the Scheme treats their respective shareholders fairly and provides them with fair value for their INL or Sky shares. The Scheme ensures that no shareholder's interest in the Sky business is diluted.

For each Sky share held at the Effective Date, Sky Minority Shareholders will receive:

- one ordinary share in MergeCo; and
- $1.28 cash.

Sky Minority Shareholders will retain their interest in the Sky business through the MergeCo shares (for which no additional payment is required) and receive a cash payment calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo funded by MergeCo's bank debt.

For each INL share held at the Effective Date, INL shareholders will receive:

- 0.8360 of an ordinary share in MergeCo; and
- $1.78 cash.[2]

INL shareholders will convert their indirect interest to a direct interest in the Sky business by receiving MergeCo shares (for which no additional payment is required). They will also receive a cash payment calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo funded by MergeCo's bank debt, together with an amount reflecting the value to MergeCo of INL's estimated net cash of $260 million at the Effective Date.

The shares in Sky currently held by INL are to be cancelled under the Scheme for no consideration.

It is intended that MergeCo shares will be listed on the NZSX and ASX. The liquidity of MergeCo shares is expected to be significantly higher than the liquidity of either Sky or INL shares. Following implementation of the Scheme, it is likely that MergeCo will be included in the NZSX10 index.

Other effects of the Scheme on shareholders and risks and factors that should be considered by shareholders include those described in section 2 and section 3.

Effect of the Scheme for INL and Sky

The Scheme will result in a more efficient capital structure for the Sky business.

The Sky business will have a balance sheet having a substantially higher level of shareholders' funds.

Under the Scheme, INL will cease to exist, thereby eliminating INL's corporate overheads.

Other effects of the Scheme on INL and Sky include those described in section 3.

2 In the event of any Fairfax Claim, a portion of the cash consideration payable to INL shareholders may be reduced or deferred as described in section 2.2 under the heading "INL retention". The board of INL is unaware of any actual or pending claim.



Scheme diagram

The Scheme involves MergeCo acquiring all of the shares in INL and all of the Sky Minority Shares. INL and Sky will then be amalgamated into MergeCo under the Scheme and MergeCo will be renamed "Sky Network Television Limited".

Step 1: Acquisition
MergeCo
purchases
purchases
INL Shares
Sky Minority Shares
Step 2: Amalgamation
Sky Network Television Ltd

Rationale and recommendations

The directors of both INL and Sky consider that the Scheme will provide solutions to a number of issues faced by both companies.

The key objectives of the Scheme are to create a single listed company for the Sky business with an efficient capital structure, provide fair value to shareholders of INL and Sky and ensure that there is no dilution of any shareholder's interest in the Sky business.

The boards of INL and Sky have approved the Scheme.

The Independent Directors of INL and Sky consider the Scheme is fair and reasonable to the shareholders of INL and the Sky Minority Shareholders respectively. The Independent Directors of INL and Sky recommend that shareholders vote in favour of the resolutions proposed at the relevant Special Meeting.

Independent advisers

The Independent Directors of Sky commissioned Ferrier Hodgson & Co (**Ferrier Hodgson**) to provide a report (the **Sky Independent Adviser's Report**) as to whether the Scheme is fair and reasonable to Sky Minority Shareholders. The board of INL commissioned Grant Samuel & Associates Limited (**Grant Samuel**) to provide a report (the **INL Independent Adviser's Report**) as to whether the Scheme is fair and reasonable to INL shareholders.

Sky

Ferrier Hodgson has concluded in the Sky Independent Adviser's Report that the Scheme is fair and reasonable to the Sky Minority Shareholders.

The Sky Independent Adviser's Report is included in the package Sky shareholders have been sent.

INL

Grant Samuel has concluded in the INL Independent Adviser's Report that the Scheme is fair and reasonable to the shareholders of INL.

The INL Independent Adviser's Report is included in the package INL shareholders have been sent.

How the Scheme is approved

The Scheme is to be implemented by way of a court-approved scheme of arrangement under Part XV of the Companies Act 1993 (the **Companies Act**).

INL and Sky have called Special Meetings of their respective shareholders to seek approval for the Scheme. The relevant Summary and Notice of Meeting contains more detail.

If the required shareholder approvals are obtained, INL, Sky and MergeCo will seek final court orders from the Court on or about 27 June 2005 to give effect to the Scheme (**Final Court Orders**).

If the Final Court Orders are granted, the Scheme is expected to become effective on 1 July 2005 (the **Effective Date**).

An indicative timetable for the Scheme is set out below under the heading "Timetable".

Factors to consider

The factors that shareholders should consider in relation to the Scheme include:

- the consideration received by shareholders under the Scheme;
- the benefits of the Scheme for INL and Sky;
- the taxation implications of the Scheme for shareholders;
- MergeCo's proposed governance structure;
- MergeCo's proposed capital structure;
- the risks associated with the Scheme; and
- the business and financial risks of MergeCo.

Risks

Certain risks arise out of the implementation of the Scheme. There is a risk that the expected benefits of the Scheme are not realised.

MergeCo will have a significantly increased amount of debt compared with Sky's existing level of debt. The MergeCo board considers this level of debt is appropriate.

In the event of any Fairfax warranty claim under the sale and purchase agreement for INL's New Zealand publishing business (a **Fairfax Claim**), a portion of the cash consideration payable to INL shareholders may be reduced or deferred. The INL board is unaware of any actual or pending claim.

A risk associated with the Scheme for Sky Minority Shareholders is the assumption by MergeCo of residual liabilities of INL. The Sky Independent Directors consider that adequate provision has been made in the Scheme to cover these liabilities.

There is a risk of a recharacterisation of the Scheme by Inland Revenue resulting in a material taxation liability that would be incurred by MergeCo and INL and Sky shareholders. The directors of MergeCo, INL and Sky have received specialist taxation advice and opinions from senior legal counsel that implementing the Scheme is most unlikely to result in such taxation liabilities being incurred.

Shareholders should also consider the general and business risks of MergeCo. The principal business risks faced by MergeCo after implementation of the Scheme will be those already faced by Sky's business.

The Independent Directors of INL and Sky consider that the benefits of the Scheme outweigh the risks.

Implications if the Scheme does not proceed

If the Scheme is not approved by INL or Sky shareholders or Final Court Orders are not granted, then the Scheme will not be implemented. In such event, other things being equal, Sky would continue to operate its business, and INL would continue its existing activities.

Dissent rights

Any Sky or INL shareholder who does not support the Scheme can vote their INL or Sky shares against the resolutions relating to the Scheme at the relevant Special Meeting.

Shareholders of INL and Sky have the right to appear and be heard at a Court hearing of the Application for Final Court Orders. Creditors of INL, Sky and MergeCo, holders of Sky's Capital Notes (**Noteholders**) or any other relevant holder of Sky equity securities or persons who claim to have an interest in the Scheme who are granted leave by the Court also have the right to appear and be heard at the Court hearing of the Application for Final Court Orders. See section 2.11 for further details.

There are no other dissent or buy-out rights for shareholders who do not support the Scheme.

Shareholders remain free to sell their INL or Sky shares at any time up to and including 27 June 2005 on the NZSX and, in the case of Sky shares, on the ASX. These dates are indicative only and may change and are subject to Court approval of the Scheme.

Merger Company 2005 Limited

MergeCo business and risks

MergeCo currently has no business operations and will amalgamate with INL and Sky under the Scheme. INL currently operates solely as an investment vehicle, so the ongoing business of MergeCo will be the current and future operations of Sky.

MergeCo will operate the Sky business, which in the six months to 31 December 2004 generated total revenue of $238.7 million and earned a net profit after tax of $48.7 million.

Sky commenced broadcasting New Zealand's first three pay television channels in May 1990. The channels were initially broadcast only on UHF frequencies with the service being available only in Auckland. Since its launch Sky has expanded its channel offering and coverage through the upgrade and development of its original UHF network and the introduction of digital satellite broadcast technology in 1998. Today, Sky offers a total of 84 channels and its satellite service has 100% coverage of households in New Zealand.

Sky is the pre-eminent pay television broadcasting business in New Zealand with 588,581 subscribers at 31 December 2004.

Sky's revenues are derived principally from monthly subscription fees, advertising sales, the on-sale of programming rights and SkyWatch magazine subscriptions.

The key business risks to which MergeCo will be exposed following implementation of the Scheme will be its ability to acquire top quality programming content, changes in the subscriber base of the Sky business, loss of transmission capability due to satellite failure and movements in foreign currencies, especially the US and Australian dollars, in which the majority of Sky's programming content is purchased. These are business risks already faced by Sky's business.

MergeCo pro forma financials

	$ millions
Shareholders' funds at 31 December 2004	973
Total assets at 31 December 2004	1,706
Total tangible assets at 31 December 2004	306
Total interest bearing debt (including Capital Notes) at 31 December 2004	650

The basis and assumptions upon which this pro forma financial information has been prepared is set out in section 9.2.

MergeCo strategy

MergeCo intends to continue to operate and grow the Sky business. MergeCo intends to retain the key executives of Sky and intends to continue the successful strategy pursued by Sky through which the company has been able to achieve continued subscriber, revenue and profitability growth.

MergeCo directors

The directors of MergeCo are the same as the existing directors of Sky, being:

- Peter Macourt;
- Robert Bryden;
- Marko Bogoievski;
- Barrie Downey;
- John Fellet;
- John Hart; and
- Michael Miller.

The MergeCo board intends to appoint an additional independent director following implementation of the Scheme.

Settlement and stock exchange matters

If the Scheme becomes effective, share statements and cash consideration are expected to be sent to shareholders on 1 July 2005.

MergeCo shares have been accepted for listing by NZX and will be quoted on an unconditional basis upon completion of allotment procedures. However, NZX accepts no responsibility for any statement in this Information Memorandum.

Application has been made to ASX for MergeCo shares to be quoted on the ASX.



Quotation of MergeCo shares and trading on the ASX is expected to occur on 4 July 2005.

Quotation of MergeCo shares and trading on the NZSX is expected to occur on 28 June 2005 on a conditional and delayed delivery basis. MergeCo shares are expected to be quoted and trade on an unconditional basis on the NZSX from 4 July 2005. Settlement of trades from this date will be on NZX's and ASX's normal T + 3 basis.

As a consequence of the Scheme, INL and Sky will be delisted from the NZSX and Sky will also be delisted from ASX.

INL, Sky and MergeCo have been granted waivers by NZX from various requirements in the NZSX Listing Rules in relation to the Scheme. MergeCo has received in principle advice from ASX that the ASX is likely to provide confirmations in respect of, and waivers from, certain ASX Listing Rules in relation to the Scheme and MergeCo's future listing. Particulars of these confirmations and waivers are set out in section 11.28 under the headings "NZX waivers" and "ASX waivers".

Major shareholders

Sky currently has two major shareholders – INL (78.4%) and Commonwealth Bank of Australia and subsidiaries (9.7%).[3]

INL currently has three major shareholders – Nationwide News Pty Limited (**News**) (43.7%), Todd Communications Limited (**Todd**) (14.2%) and Telecom Corporation of New Zealand Limited (**Telecom**) (12.0%).[3]

On 29 April 2005, Telecom announced it had entered into a conditional sale of its approximate 12% shareholding in INL to News (the **Telecom and News Share Transaction**). The Telecom and News Share Transaction is conditional upon, among other things, INL's disinterested shareholders approving the increase in News' interest in INL and the Scheme being approved by each of the Court and INL and Sky shareholders. A separate notice of the INL special shareholders' meeting to consider the Telecom and News Share Transaction will be provided to INL shareholders, with that special shareholders' meeting scheduled to take place on 9 June 2005.

If the Telecom and News Share Transaction proceeds, following the implementation of the Scheme, the major shareholdings in MergeCo are expected to be:

- Nationwide News Pty Limited 43.6%;
- Todd Communications Limited 11.1%; and
- Commonwealth Bank of Australia and subsidiaries 9.7%.

Details of MergeCo's major shareholders if the Telecom and News Share Transaction does not proceed is set out in section 2.7.

None of the persons or the directors of the persons above guarantee or undertake any liability in respect of the MergeCo shares being offered as partial consideration under the Scheme.

Sky Capital Notes

Sky has Capital Notes listed on the NZDX under the symbol SKY010. The Capital Notes have outstanding debt of $111,076,000 and mature on 15 October 2006.

If the necessary approval is obtained at a meeting of holders of Capital Notes, intended to be held on 7 June 2005, upon implementation of the Scheme, MergeCo will assume Sky's obligations in relation to the Capital Notes. MergeCo Capital Notes will continue to be listed and quoted on the NZDX. MergeCo will also offer to acquire the Capital Notes at a price of $1.0177 which is a price calculated based on a premium of 15 basis points to the weighted average market yield of the Capital Notes over the five trading days prior to announcement of further details regarding the Scheme on 15 April 2005.

Noteholders will receive separate details of this proposal.

3 Based on the share register and most recent substantial security holder notices at 9 May 2005 (rounded to 1dp).





Timetable

Key dates and events in relation to the Scheme are as follows:

19 May 2005	Scheme documentation sent to shareholders Documentation sent to Sky Noteholders
7 June 2005, 10.00 am	Sky Noteholder meeting
9 June 2005, 10.00 am	INL special meeting (to consider the Telecom and News Share Transaction)
11 June 2005, 10.00 am	Proxies due for INL Special Meeting and record date for eligibility to vote at INL Special Meeting
11 June 2005, 12.00 pm	Proxies due for Sky Special Meeting and record date for eligibility to vote at Sky Special Meeting
13 June 2005, 10.00 am	INL Special Meeting
13 June 2005, 12.00 pm	Sky Special Meeting
22 June 2005	Sky Noteholder meeting adjournment date (if required)
23 June 2005	Last day for notices of appearance or notices of opposition to Court
27 June 2005	Court considers whether to approve the Scheme and grant the Final Court Orders
27 June 2005	Last date for trading of INL shares and Sky shares on NZSX Last date for trading of Sky shares on ASX
28 June 2005	MergeCo shares quoted and commence trading on NZSX (conditional and delayed delivery basis)
1 July 2005	Effective Date for implementation of the Scheme MergeCo share statements and cash consideration sent to shareholders
4 July 2005	MergeCo shares commence unconditional trading on NZSX and ASX. Settlement on NZX and ASX on normal T + 3 basis

All times are given in New Zealand Standard Time.

From 27 June 2005, these dates are indicative only and may change and are subject to Court approval of the Scheme.

2. DETAILS OF THE SCHEME

This section of the Information Memorandum describes the details of the Scheme, including the consideration to be received by INL shareholders and Sky Minority Shareholders. It sets out the approvals required to implement the Scheme, opposition and dissent procedures, matters relating to Sky Capital Notes and Sky options and information regarding the major shareholders of INL and Sky. This section also describes the effect of the Scheme on the stock exchange listings of INL and Sky. This section concludes with a description of taxation considerations for INL and Sky shareholders.

2.1 Description of the Scheme

The Scheme is to be conducted under the provisions of Part XV of the Companies Act. The parties to the Scheme are INL, Sky and MergeCo.

The Scheme involves the acquisition of all the shares in INL and all of the Sky Minority Shares by MergeCo, immediately followed by the amalgamation of those companies.

INL and Sky shareholders will be given the opportunity to vote on the Scheme at the Special Meetings, the details of which are set out in section 2.3. If the Scheme is approved at both Special Meetings, application will be made to the Court for Final Court Orders to make the Scheme binding on INL, Sky, MergeCo and their respective shareholders. If approved by the Court, the Scheme will then be implemented on the Effective Date.

If the Scheme receives INL and Sky shareholder approval and final Court approval, it will be effected in the following key steps:

1. all of the ordinary shares in INL will be acquired by MergeCo. INL shareholders will receive a mix of MergeCo shares and cash as consideration for the shares they own in INL;
2. all of the ordinary shares in Sky held by the Sky Minority Shareholders will be acquired by MergeCo. Sky Minority Shareholders will receive a mix of MergeCo shares and cash as consideration for the shares they own in Sky;
3. immediately following MergeCo's acquisition of INL and Sky, the three companies will be amalgamated into a single company, MergeCo. INL's shareholding in Sky (held by INL and INL's wholly-owned subsidiary Mercer Investments Limited) will be cancelled for no consideration; and
4. MergeCo will be renamed "Sky Network Television Limited" and conduct the Sky business.

The diagrams below illustrate the steps described above in implementing the Scheme.

Acquisition of INL and Sky by MergeCo



MergeCo
0.8360 of a MergeCo share plus $1.78 cash per INL share
INL shares
Sky shares
1 MergeCo share plus $1.28 cash per Sky share
INL Shareholders
Sky Minority Shareholders
100.0%
21.6%
INL
78.4%
Sky

Amalgamation of INL, Sky and MergeCo



MergeCo
100%
100%
INL
Sky
Amalgamation
Sky Network Television Ltd

The Scheme is set out in full in the Arrangement Plan which is set out in Annexure B. In addition to the key steps outlined above, the Arrangement Plan includes a provision by which persons holding INL and Sky shares on the Effective Time are prohibited from exercising voting rights until the subsequent steps in the Scheme are completed (at which time those shares are acquired by MergeCo and deemed to be cancelled upon the amalgamation of INL, Sky and MergeCo). The Arrangement Plan also includes a provision for the Scheme steps to be reversed in the event that the board of MergeCo is not satisfied MergeCo will satisfy the solvency test immediately following the Effective Date or if for any other reason the Scheme does not proceed in accordance with the process set out in the Arrangement Plan.

2.2 Scheme consideration

Under the Scheme, all INL shareholders and Sky Minority Shareholders receive a mix of shares in MergeCo and cash consideration. They will retain their existing interest in the Sky business without dilution.

Shareholders will not be required to apply for MergeCo shares to be allotted to them under the Scheme. Shareholders will not be required to pay or send any money for MergeCo shares to be allotted to them under the Scheme.

Shares in MergeCo and cash

MergeCo will issue 389,139,785 ordinary shares under the Scheme, being the same number of ordinary shares Sky currently has on issue. These MergeCo shares will be issued to Sky and INL shareholders as consideration under the Scheme pro rata to their existing interest, either direct or indirect, in Sky at the Effective Date. Sky Minority Shareholders have a direct interest in Sky through the Sky shares they own and INL shareholders have an indirect interest in Sky through the 78.4% shareholding in Sky owned by INL.

As additional consideration, Sky Minority Shareholders and INL shareholders will be entitled to a cash payment for each share they own in INL or Sky at the Effective Date as described below.

Sky Minority Shareholders

For each Sky share held at the Effective Date, Sky Minority Shareholders will be entitled to the following consideration:

- one ordinary share in MergeCo; and
- $1.28 cash.

The one-for-one MergeCo share consideration payable to Sky Minority Shareholders enables those shareholders to retain their pre-Scheme proportionate interest in the Sky business.

Sky Minority Shareholders will also be entitled to cash consideration calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo funded by MergeCo's bank debt.

INL shareholders

For each INL share held at the Effective Date, INL Shareholders will be entitled to the following consideration:

- 0.8360 of an ordinary share in MergeCo; and
- $1.78 cash.[4]

The share ratio of 0.8360 used to determine the MergeCo share consideration payable to INL shareholders is based on the indirect interest INL shareholders currently hold in the Sky business by virtue of INL's 78.4% interest in Sky. The calculation of this indirect interest is shown below.

Sky shares owned by INL	304,897,136
(divided by)	
INL ordinary shares outstanding	364,698,867
(equals)	0.8360 of a Sky share per INL share (rounded to four decimal places)
MergeCo shares per INL share	0.8360

INL shareholders will also be entitled to cash consideration calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo funded by MergeCo's bank debt, and an amount reflecting the value to MergeCo of INL's estimated net cash of $260 million at the Effective Date.

In estimating INL's net cash of $260 million at the Effective Date, interest has been estimated and allowance has been made for tax and dividends payable (including payment of the special dividend amounting to approximately $6 million to INL shareholders and a payment to Sky of approximately $14.6 million under a tax loss off-set agreement), operating and other expenses to the Effective Date and wind-up expenses. In addition, a provision of approximately $5.7 million has been made. This provision has been determined by the Sky board as being a reasonable and prudent amount to make allowance for identified costs and potential liabilities of INL and its subsidiaries as at the Effective Date.

INL retention

The amount of cash consideration payable to INL shareholders under the Scheme is expected to be $1.78 per INL share. This amount may be reduced or retained, to the extent determined necessary by the Sky Independent Directors, in the event of a Fairfax Claim under the agreement for the sale of INL's New Zealand publishing business to Fairfax New Zealand Limited **(Fairfax)** entered into on 30 June 2003.

INL provided certain warranties to Fairfax in connection with the sale of its New Zealand publishing business in 2003. The warranty claim period expires on 30 June 2005. The board of INL is unaware of any actual or pending Fairfax Claim. If INL receives notice of any Fairfax Claim on or before 30 June 2005, MergeCo will retain an amount from the consideration payable to INL shareholders which the Sky Independent Directors consider appropriate to be withheld in order to meet that claim (and associated costs). If the MergeCo board or INL board does not agree with the amount proposed by the Sky

4 In the event of any Fairfax Claim, a portion of the cash consideration payable to INL shareholders may be reduced or deferred as described in section 2.2 under the heading "INL retention". The board of INL is unaware of any actual or pending claim.



Independent Directors, an independent legal expert will give a binding determination as to the appropriate retention amount. Any such retained amount will be held in a separate interest earning bank account of MergeCo and be applied by the MergeCo board in satisfaction of any such Fairfax Claim (and payment of costs), with the balance (together with accrued interest), if any, to be paid to those persons who were INL shareholders on the Effective Date by way of deferred consideration after the Fairfax Claim has been finally resolved.

Shareholders eligible to receive MergeCo shares and cash

Under the Scheme, those INL shareholders and Sky Minority Shareholders who are entered on the share registers of those companies at the Effective Time on the Effective Date will receive MergeCo shares and cash for their INL or Sky shares as outlined above. MergeCo shares will not be issued under the Scheme to any person who is not an INL shareholder or a Sky Minority Shareholder.

When will payment of consideration occur?

MergeCo shares are expected to be allotted and cash consideration is expected to be distributed on the Effective Date, expected to be 1 July 2005.[5]

Determination of exact MergeCo share entitlements

Direct application of the ratio of 0.8360 to calculate INL shareholders' entitlements to MergeCo shares will mean that approximately 9,000 MergeCo shares due to INL shareholders would not be allocated. These remaining shares will be allocated to INL shareholders by marginally increasing the entitlement ratio (and rounding each INL shareholder's resulting entitlement to the nearest share) until all such MergeCo shares are allocated. The exact ratio cannot be determined until the Effective Date as it will depend on the number of INL shareholders and the size of each INL holding on the Effective Date. However, in no circumstance will an INL shareholder receive less than 0.8360 MergeCo shares per INL share (rounded to the nearest share).

Sky Minority Shareholders will receive one MergeCo share for each Sky share, so there will be no fractional entitlements in respect of Sky Minority Shareholdings.

Funding

In order to pay the cash consideration to INL and Sky shareholders under the Scheme, MergeCo has obtained a bank debt facility under which it will draw down approximately $500 million on the Effective Date and a temporary bank facility of up to $260 million. Following implementation of the Scheme, as set out in the Arrangement Plan, the temporary debt facility will be repaid.

2.3 Shareholder approvals for the Scheme

Shareholders do not have to vote on the resolution to approve the Scheme, but the directors of INL and Sky consider that the Scheme is important to all shareholders and encourage shareholders to vote.

Special Meetings

INL shareholders will vote on the Scheme at the INL Special Meeting at the Langham Hotel, 83 Symonds Street, Auckland at 10.00 am on 13 June 2005.

Sky shareholders will vote on the Scheme at the Sky Special Meeting at the Langham Hotel, 83 Symonds Street, Auckland at 12.00 pm on 13 June 2005.

At the Special Meetings, shareholders will be asked to approve the Scheme. In order for the Scheme to proceed, the resolutions put before the shareholders of INL and Sky at the Special Meetings must all be passed.

Approvals

The Scheme requires approval by a special resolution (75% majority) of the votes of those INL shareholders entitled to vote and voting on the resolution at the INL Special Meeting (whether voting in person or by proxy).

The following shareholder approvals are required in respect of the Scheme by the shareholders of Sky:

- approval of the Scheme by a special resolution (75% majority) of the votes of those shareholders entitled to vote and voting on the resolution at the Sky Special Meeting (whether voting in person or by proxy); and
- approval of the Scheme by an ordinary resolution (50% majority) of the votes held by shareholders entitled to vote and voting on the resolution at the Sky Special Meeting (whether voting in person or by proxy) excluding INL. INL is unable to vote on this resolution. Any "Associated Person" of INL (as defined by the NZSX Listing Rules) is also unable to vote on this resolution. There are no such "Associated Persons" at the date of this Information Memorandum.

If the Scheme is approved at the Special Meetings, the Scheme will be binding on all shareholders of INL, Sky and MergeCo if the Scheme is approved by the Court.

Eligibility to vote

Those persons registered as a shareholder on INL's register of shareholders at 10.00 am on 11 June 2005 are entitled to vote at the INL Special Meeting and those persons registered as a shareholder on Sky's register of shareholders at 12.00 pm on 11 June 2005 are entitled to vote at the Sky Special Meeting.

5 In the event of any Fairfax Claim, a portion of the cash consideration payable to INL shareholders may be reduced or deferred as described in section 2.2 under the heading "INL retention". The board of INL is unaware of any actual or pending claim.

How to vote at the Special Meeting

A shareholder who wishes to vote at the Special Meetings, may vote:

- in person;
- by proxy;
- by attorney; or
- if you are a corporate shareholder, by corporate representative.

A summary of each voting procedure is provided in this section of the Information Memorandum. Further information on how to vote is provided in the explanatory notes to the Summary and Notice of Meeting convening each Special Meeting. The Voting/Proxy Form relating to the Special Meetings also contains information on how to vote.

The Voting/Proxy Form is included in the package of materials you have been sent with this Information Memorandum.

Voting in person

Any shareholder of INL or Sky who wishes to vote in person at a Special Meeting should attend and bring the Voting/Proxy Form to facilitate admission to and voting at the relevant Special Meeting.

Voting by proxy

A shareholder of INL or Sky who wishes to appoint a proxy in respect of the Special Meeting must complete and sign the Voting/Proxy Form and send it to the Share Registry in accordance with the directions on the back of the Voting/Proxy Form. The Voting/Proxy Form must be received no later than 10.00 am on 11 June 2005 for INL shareholders and 12.00 pm on 11 June 2005 for Sky shareholders.

The appointment of a proxy will not preclude any INL or Sky shareholder from attending in person, revoking a proxy, or voting at a Special Meeting at which the shareholder is entitled to attend and vote in person. A proxy does not have to be a shareholder in INL or Sky. A shareholder may appoint the Chairman of the Special Meeting, or any other person, to act as a proxy.

Voting by attorney

A shareholder of INL or Sky may appoint an attorney to attend and vote at the relevant Special Meeting.

A shareholder's power of attorney appointing an attorney in respect of the relevant Special Meeting must be duly executed and specify the name of the shareholder, the company and the attorney, and also specify the relevant meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must be received by the Share Registry by 11 June 2005 and in the same manner as outlined for proxy forms in the explanatory notes to the Summary and Notice of Meeting convening the relevant Special Meeting.

Voting by corporate representative

A shareholder of INL or Sky that is a company and wishes to appoint a representative to attend the relevant Special Meeting on its behalf, must appoint a corporate representative in the same manner as appointing a proxy (as set out above).

Opposition to the Scheme

Any shareholder of Sky or INL who does not support the Scheme can vote their INL or Sky shares against the resolution relating to the Scheme at the relevant Special Meeting. Shareholders of INL or Sky also have the right to appear and be heard at the Court hearing of the Application for Final Court Orders. See section 2.11 for further details.

There are no other dissent or buy-out rights for shareholders who do not support the Scheme.

2.4 Sky Capital Notes

Sky has Capital Notes listed on the NZDX under the symbol SKY010. The Capital Notes have outstanding debt of $111,076,000 and mature on 15 October 2006. The Capital Notes entitle holders to an annual coupon of 9.30%.

In order for MergeCo to assume Sky's obligations under the Trust Deed constituting the Capital Notes, an extraordinary resolution of Noteholders (75% majority of those voting in person or by proxy) approving the Scheme is required.

A meeting of Noteholders is to be held on 7 June 2005 at which approval of Noteholders will be sought for the Scheme. The quorum required for a valid Noteholders' meeting is two or more Noteholders present (in person or by proxy) and holding more than 50% of the principal amount of the whole of the Capital Notes for the time being outstanding. In the event a quorum is not obtained, the meeting will be adjourned. The quorum required at the adjourned Noteholder meeting is any two or more Noteholders present (in person or by proxy) whatever the number of Capital Notes held or represented by those Noteholders.

If Noteholder approval is obtained, upon implementation of the Scheme, MergeCo will assume the obligations in respect of the Capital Notes. MergeCo capital notes will continue to be listed and quoted on the NZDX. MergeCo has also agreed to acquire Capital Notes from Noteholders who do not wish to hold MergeCo capital notes upon implementation of the Scheme, at a price of $1.0177. This price is based on a settlement date of 15 July 2005 (the intended date of payment to holders of Capital Notes) calculated at a yield of 7.80% based on a premium of 15 basis points to the weighted average market yield over the five trading days prior to announcements by Sky and INL of further details regarding the Scheme on 15 April 2005.

In the event that Noteholder approval is not obtained, The New Zealand Guardian Trust Company Limited as Trustee of the Capital Notes has indicated that it will appear and be heard on the application for Final Court Orders to ensure the position of Noteholders is properly considered before Final Court Orders are granted. It is likely that the Court will be asked to order that the Capital Notes be repaid at a price not less than the face value plus the accrued interest.

Noteholders will receive separate details of this proposal in a notice of meeting to Noteholders.

2.5 Sky options

Sky has granted 2,230,000 call options over Sky shares to the six Sky executives and directors listed below. The options were granted under five separate deeds between 1997 and 2001. These options are not quoted on the ASX or the NZSX.

Upon implementation of the Scheme, the options will be terminated and the optionholders will be paid an amount in consideration for the termination.

The Sky board has decided to terminate the options so that MergeCo can implement its own remuneration and incentive arrangements, rather than inheriting Sky's historic arrangements.

The Sky board determined on 29 April 2005 that the value of the options be the greater of:

- a value calculated in accordance with the Black Scholes option pricing model, using an assumption of a Sky share price of $6.59, being the weighted average share price over the period 21 February 2005 to 18 April 2005; and
- the value of the options if exercised immediately at $6.59.

The Sky board has obtained advice from UBS New Zealand Limited as to the calculation of value of the options.

The consideration to be paid by Sky to the optionholders under the Scheme upon termination of the options is as follows:

The effect of the cancellation of the options is to reduce the number of shares that might otherwise be on issue if the options were exercised, such that current shareholders' interests in the Sky business are not diluted.

2.6 Telecom and News Share Transaction

On 29 April 2005, Telecom announced the Telecom and News Share Transaction. The stated purchase price for Telecom's INL shares under the Telecom and News Share Transaction totals approximately $272 million (representing $6.19 per share, and was based on the volume weighted average price of Sky shares over a period of approximately one month prior to the 29 April announcement).

The Telecom and News Share Transaction is conditional upon, among other things, INL's disinterested shareholders (those shareholders in INL other than News and Telecom and their associates) approving the increase in News' interest in INL and each of the Court and INL and Sky shareholders approving the Scheme.

A separate notice of the INL special shareholders' meeting in respect of the Telecom and News Share Transaction will be provided to INL shareholders, with the meeting scheduled to take place on 9 June 2005.

2.7 Major shareholders' positions

Major shareholders of INL and Sky

The major shareholders in INL as at 9 May 2005 were News (a wholly-owned subsidiary of international media company, The News Corporation Limited), Todd (a subsidiary of the privately held New Zealand investment firm, Todd Capital Limited) and Telecom (New Zealand's largest telecommunications company).

As at 9 May 2005, the only other shareholder that has disclosed a stake at or over the 5% substantial security holder threshold was AXA Asia Pacific Holdings Limited.

Name	Tranche	Exercise price	Number of options	Consideration	Value of underlying shares[6]
John Fellet	A	$2.10	1,000,000	$4,490,000	$6,590,000
	B	$2.80	1,000,000	$3,790,000	$6,590,000
John Simmons		$3.00	100,000	$359,000	$659,000
Martin Wrigley		$3.55	40,000	$123,583	$263,600
Tony O'Brien		$3.55	40,000	$123,583	$263,600
John Hart		$3.62	25,000	$76,224	$164,750
Barrie Downey		$3.62	25,000	$76,224	$164,750
Total			2,230,000	$9,038,614	$14,695,700

6 Based on a Sky share price of $6.59.



The INL shareholdings held by these INL shareholders, as disclosed on the share register and in substantial security holder notices received prior to 9 May 2005 (rounded to two dps) were as follows:

Nationwide News Pty Limited	43.66%
Todd Communications Limited	14.18%
Telecom Corporation of New Zealand Limited	12.05%
AXA Asia Pacific Holdings Limited	5.01%

Sky is 78.4% owned by INL. The only other substantial security holder of Sky is Australian institutional investor, Commonwealth Bank of Australia and subsidiaries. The Sky shareholdings held by these Sky shareholders, as disclosed in substantial security holder notices received prior to 9 May 2005 were as follows:

Independent Newspapers Limited	78.35%
Commonwealth Bank of Australia and subsidiaries	9.68%

Outcomes if Telecom and News Share Transaction is completed

Based on the shareholding disclosures set out above and on the basis that the Telecom and News Share Transaction *is* completed, the major shareholders in INL and Sky will have the following percentage shareholdings in MergeCo following implementation of the Scheme:

Nationwide News Pty Limited	43.65%
Todd Communications Limited	11.11%
Commonwealth Bank of Australia and subsidiaries	9.68%
AXA Asia Pacific Holdings Limited	3.93%

The maximum aggregate percentage of voting rights in MergeCo held or controlled by Nationwide News Pty Limited and its "associates" (as defined in the New Zealand Takeovers Code) on the basis that the Telecom and News Share Transaction *is* completed is 43.65%.

Outcomes if Telecom and News Share Transaction is not completed

Based on the shareholding disclosures set out above and on the basis that the Telecom and News Share Transaction *is not* completed, the major shareholders of INL and Sky will have the following percentage shareholdings in MergeCo following implementation of the Scheme:

Nationwide News Pty Limited	34.21%
Todd Communications Limited	11.11%
Telecom Corporation of New Zealand	9.44%
Commonwealth Bank of Australia and subsidiaries	9.68%
AXA Asia Pacific Holdings Limited	3.93%

The maximum aggregate percentage of voting rights in MergeCo held or controlled by Nationwide News Pty Limited and its "associates" (as defined in the New Zealand Takeovers Code) on the basis that the Telecom and News Share Transaction *is not* completed is 34.21%.

No guarantee

None of the persons or the directors of the persons in this section 2.7 guarantee or undertake any liability in respect of the MergeCo shares being offered as partial consideration under the Scheme.

2.8 Conditions to the implementation of the Scheme

The Scheme is conditional on:

- obtaining the requisite INL and Sky shareholder approvals at the Special Meetings; and
- the Court making the Final Court Orders approving the Arrangement Plan giving effect to the Scheme.

If any of these conditions are not satisfied, the Scheme will not proceed.

INL and Sky shareholder approvals

The Initial Court Orders require that, amongst other things, INL and Sky obtain approval of the Scheme from INL and Sky shareholders at the Special Meetings.

The INL and Sky shareholder approvals required in respect of the Scheme are set out in detail in section 2.3 under the heading "Approvals".

Court approval

The Scheme is to be implemented by way of a court-approved scheme of arrangement under Part XV of the Companies Act.

Subject to receiving the required INL and Sky shareholder approvals, the Court's consideration of Application for Final Court Orders in relation to the Scheme is scheduled to take place on 27 June 2005 at the High Court in Wellington (unless the hearing is adjourned to a later date to be fixed by the Court).

At this time the Court will consider whether to make Final Court Orders making the Scheme binding on INL, Sky, MergeCo and their respective shareholders.

Assuming the Final Court Orders are granted, implementation of the Scheme is expected to occur on or about 1 July 2005.

Regulatory consents

The implementation of the Scheme is not conditional on any regulatory approvals.

2.9 Stock exchange matters

NZSX listing and quotation

It is intended that following the implementation of the Scheme, shares in MergeCo (which will have been renamed "Sky Network Television Limited" under the Scheme) will be listed on the NZSX.

MergeCo shares have been accepted for listing by NZX and will be quoted upon completion of allotment procedures. However, NZX accepts no responsibility for any statement in this Information Memorandum.

Initial quotation and trading of MergeCo shares is expected to occur on the NZSX on Tuesday, 28 June 2005 on a conditional and delayed delivery basis. MergeCo will use the ticker code "SKTXX" during this conditional trading period. MergeCo shares are expected to be quoted and trade on an unconditional and normal settlement basis on NZSX from Monday, 4 July 2005. MergeCo will use the "SKT" ticker code from this date.

It is intended that Sky Capital Notes will continue to be listed and quoted as MergeCo capital notes on the NZDX, under the ticker code "SKT010".

ASX listing/CHESS

It is intended that following the implementation of the Scheme, MergeCo will be listed on the ASX. Application has been made to ASX for MergeCo to be listed on the ASX and for MergeCo shares to be quoted on the ASX.

It is expected that MergeCo shares will commence trading on the ASX from 9.00 am (Sydney time) on Monday, 4 July 2005. MergeCo will use the "SKT" ticker code.

MergeCo shares will participate in ASX's Clearing House Electronic Subregister System (CHESS). Under CHESS, MergeCo will not issue certificates to shareholders. After the allotment of MergeCo shares, Australian shareholders will receive a holding statement setting out the number of MergeCo shares allotted to them pursuant to the Scheme.

Cancellation of NZSX/ASX listings

Under the Scheme INL, Sky and MergeCo will amalgamate following MergeCo's acquisition of all the shares in INL and the Sky Minority Shares. MergeCo will be the surviving company and will be renamed "Sky Network Television Limited" under the Scheme. As a consequence of the amalgamation stage of the Scheme, INL and Sky will cease to exist and will be delisted from the NZSX. Sky will also be delisted from ASX.

Assuming the Scheme is approved, the final day for trading in INL or Sky shares on the NZSX will be 27 June 2005 (closing at 5.00 pm). The final day for trading in Sky shares on ASX will be 27 June 2005 (closing at 4.00 pm (Sydney time)). Both companies will be delisted from the relevant exchanges on or shortly following the Effective Date.

Settlement and trading in MergeCo shares on NZSX and ASX

Share statements and cash consideration are expected to be sent to shareholders on the Effective Date, expected to be 1 July 2005.

It is expected that the MergeCo shares will be quoted on NZSX on 28 June 2005, initially on a conditional and deferred settlement basis and on 4 July 2005 on an unconditional basis. It is expected that the shares will be quoted on ASX on 4 July 2005 on an unconditional basis. Settlement of trades from 4 July 2005 will be on NZX's and ASX's normal T + 3 basis.

Trades of MergeCo shares occurring on the NZSX before their allotment on the Effective Date will be conditional on the allotment of MergeCo shares. Conditional and delayed delivery trading on the NZSX will continue until MergeCo has advised NZX that allotment has occurred, which is expected to be on or about 3 business days following quotation. Trading will be on a delayed delivery basis on NZSX until MergeCo has advised NZX that MergeCo share statements have been despatched to shareholders of MergeCo.

Shareholders should confirm their holding if they wish to sell their MergeCo shares on the NZSX or ASX before they receive their share statement. However, MergeCo's share register will not be available for these purposes until the Effective Date. Accordingly, shareholders will need to undertake their own calculations. Sky shareholders will have the same number of shares in MergeCo as they currently have in Sky. INL shareholders can estimate their MergeCo holding by multiplying the number of INL shares they hold at the Effective Date by 0.8360. Fractional numbers of less than and excluding 0.5 will be rounded down to the nearest whole number and fractional numbers of shares above and including 0.5 will be rounded up to the nearest whole number. This calculation may omit any additional shares to which an INL shareholder may become entitled as a result of additional allocation as a result of a small increase in the ratio as set out in section 2.2 under the heading "Determination of exact MergeCo share entitlements". Shareholders who sell their MergeCo shares before they receive a statement of holding do so at their own risk. Shareholders will be responsible to settle any such trade that is or becomes unconditional even if their calculations may be incorrect. INL, Sky and MergeCo and the directors of each company disclaim all liability whatsoever to persons who trade MergeCo shares before receiving their statement of holding.

2.10 Court approval process

The Scheme is to be implemented by a court-approved scheme of arrangement under Part XV of the Companies Act.

On 14 April 2005, Initial Court Orders were obtained by INL, Sky and MergeCo that specify the steps that need to be taken before the Court will consider whether it will make the Final Court Orders approving the Scheme. The Initial Court Orders are set out at Annexure A.

The Initial Court Orders require that separate Special Meetings of INL and Sky shareholders be held on or about 13 June 2005 to consider the Scheme.

If the Scheme is approved by INL and Sky shareholders at the Special Meetings, INL, Sky and MergeCo will proceed with their application to the

Court for Final Court Orders. INL, Sky and MergeCo have together filed an originating application in the Wellington Registry of the High Court for Final Court Orders approving the Scheme. A copy of that application is annexed as Annexure B to this Information Memorandum. If the Final Court Orders are granted, the Scheme will be binding on INL, Sky and MergeCo and their respective shareholders. In that case, INL and Sky shareholders, whether they had voted to approve the Scheme or not, will be bound by the Scheme.

Provided no notices of opposition are filed (in which case a hearing will take place), INL, Sky and MergeCo anticipate the Final Court Orders being obtained on 27 June 2005, with the Scheme completed on the Effective Date (expected to be 1 July 2005). An indicative timetable is set out in section 1.2 under the heading "Timetable".

If INL and Sky shareholders do not pass the required resolutions by the appropriate thresholds the Scheme will not proceed and INL, Sky and MergeCo will discontinue their application to the Court for Final Court Orders.

2.11 Dissenters' rights

The application for Final Court Orders is scheduled to be considered before the presiding judge at the High Court in Wellington on 27 June 2005.

Any shareholder of INL or Sky who wishes to appear and be heard on the application for Final Court Orders must file a notice of appearance or a notice of opposition (both containing an address for service) and any affidavits or memorandum of submissions on which such shareholder intends to rely by 5.00 pm (New Zealand time) on 23 June 2005 and serve a copy on INL, Sky and MergeCo at their addresses for service as set out in the Directory in section 13. INL, Sky and MergeCo will serve upon that shareholder at their address for service a copy of the affidavits in support of the application for Final Court Orders by 5.00 pm on 24 June 2005.

Any creditor of INL, Sky or MergeCo, any Noteholder or any other relevant Sky equity security holder or any other person claiming to have an interest in the Scheme who wishes to appear and be heard on the application for Final Court Orders must file an application for leave to be heard (containing an address for service), a notice of opposition (containing an address for service), any affidavits and a memorandum of submissions upon which such person intends to rely by 5.00 pm (New Zealand time) on 23 June 2005 and serve a copy on INL, Sky and MergeCo at their addresses for service. INL, Sky and MergeCo will serve upon that person at their address for service a copy of the affidavits in support of the application for Final Court Orders by 5.00 pm on 24 June 2005.

If the application is opposed, it will be heard by the presiding judge at 10.00 am on 27 June 2005 unless the hearing is adjourned to a later date to be fixed by the Court.

The only persons entitled to appear and be heard at the hearing of the application for Final Court Orders will be:

- INL, Sky and MergeCo;
- those shareholders of INL or Sky who file a notice of appearance or a notice of opposition to the application for Final Court Orders within the required timeframes; and
- those creditors, Noteholders, other relevant Sky equity security holder or any other persons who claim to have an interest in the Scheme who file an application for leave to be heard and a notice of opposition to the application for Final Court Orders within the required timeframes, and who are subsequently granted leave to appear and be heard at the hearing of the application for Final Court Orders.

Shareholders remain free to sell their INL or Sky shares at any time up to and including 27 June 2005 on the NZSX. Sky shareholders can also sell their Sky shares on the ASX up to and including 27 June 2005.

2.12 Taxation considerations

The following section is not taxation advice in relation to any shareholder's special circumstances. This section is intended to provide a general overview of the principal taxation implications for holders of shares in INL or Sky in disposing of those shares and in holding MergeCo shares. This summary is not intended to be comprehensive and is based upon advice received by MergeCo as to the interpretation of income tax legislation currently in force as at the date of this Information Memorandum.

Shareholders should not rely on these comments as advice in relation to their own affairs. The taxation laws are complex, individual circumstances vary and there could be implications in addition to those described below. It is recommended that shareholders consult their own taxation advisers for advice applicable to their individual needs and circumstances.

None of MergeCo, INL, Sky or their directors or advisers accept any responsibility for taxation implications for any particular shareholder.

Shareholders should refer to section 3.7 for disclosure of the taxation risks in relation to the Scheme.

New Zealand residents

The following paragraphs apply to INL and Sky shareholders who are resident in New Zealand for New Zealand taxation purposes.

Disposal of INL or Sky shares held as capital assets

Holders who hold their INL or Sky shares as capital assets (i.e., are not traders or equivalent and did not acquire their shares for the purpose of resale) should have no New Zealand income tax liability on the disposal of their shares to MergeCo.



Disposal of INL or Sky shares held as revenue assets

A shareholder may be subject to New Zealand income tax on any profit (and may be able to deduct any loss) arising on disposal of INL or Sky shares where:

- the shareholder is in the business of dealing in shares; or
- the INL or Sky shares were acquired for the purpose of sale or other disposal; or
- the INL or Sky shares are held as part of an undertaking or scheme carried on or carried out, entered into or devised, for the purpose of making a profit.

Dividends on MergeCo shares

Dividends on MergeCo shares may be subject to income tax. Any imputation credit attached to the dividends should be available as a credit against that income tax. To the extent to which dividends do not have imputation credits attached and there is no applicable exemption certificate, MergeCo may deduct resident withholding tax, which should also be available as a credit against income tax.

Australian residents

The following paragraphs apply to shareholders who are resident in Australia for Australian tax purposes.

Disposal of INL or Sky shares held as a capital investment

A disposal of INL or Sky shares may trigger a taxable capital gains tax (**CGT**) gain or CGT loss for Australian resident shareholders for Australian income tax purposes. In certain circumstances, an INL or Sky shareholder may elect CGT rollover relief to defer a taxable CGT gain. This is discussed below.

A taxable CGT gain will only arise for those Australian resident shareholders who acquired their shares after 19 September 1985. A taxable CGT gain arises where the proceeds of the disposal of the shareholder's INL or Sky shares exceeds the CGT cost base of those shares. The CGT proceeds on disposal will comprise:

- the market value of MergeCo shares received by the shareholder in exchange for their INL or Sky shares; plus
- the cash consideration per share.

For Australian CGT purposes, a shareholder must determine the Australian dollar equivalent of the consideration the shareholder has received at the time of the disposal of his or her INL or Sky shares. The Australian dollar equivalent consideration will be determined based upon the exchange rate applying at the time of the disposal of the INL or Sky shares.

CGT gains are included in a taxpayer's assessable income and taxed at the taxpayer's marginal tax rate. However, there are CGT concessions that apply to individuals, trusts and superannuation funds in certain circumstances. The taxation consequences for trusts and superannuation funds are not covered in this Information Memorandum.

If an individual acquired his or her INL or Sky shares after 19 September 1985 and before 21 September 1999, the individual can choose to calculate the CGT gain arising from the disposal of his or her INL or Sky shares using one of two alternative methods:

- first, an amount equal to the difference between the CGT proceeds on disposal of the INL or Sky shares and the CGT cost base of the shares indexed for inflation until 30 September 1999; or
- secondly, provided certain conditions are satisfied (see immediately below), an amount equal to 50% of the CGT gain arising from the disposal of the INL or Sky shares, where the CGT gain is calculated as the difference between the CGT proceeds on disposal of the shares and the CGT cost base of the shares without any indexation of the cost base for inflation.

The 50% CGT discount concession is not available unless an individual derives a CGT gain from the disposal of INL or Sky shares which have been held for more than 12 months at the time of their disposal.

A shareholder will incur a CGT loss if the CGT proceeds from the disposal of the shareholder's INL or Sky shares acquired after 19 September 1985 are less than the CGT cost base of the INL or Sky shares. In calculating a CGT loss, the CGT cost base of the INL or Sky shares is not indexed for inflation. Where certain conditions are satisfied, a CGT loss may be offset only against CGT gains arising in the same or subsequent income years.

No New Zealand income tax will apply.

CGT rollover relief

As MergeCo will become the holder of 80% or more of the INL or Sky shares as a result of the Scheme, Australian resident shareholders of INL or Sky who would otherwise derive an Australian taxable CGT gain from their disposal of INL or Sky shares may elect CGT rollover with respect to the MergeCo shares they receive as part consideration for the disposal of their INL or Sky shares.

No CGT rollover relief is available with respect to the cash component of the consideration payable to INL or Sky shareholders.

Where a taxpayer chooses for CGT rollover relief to apply, that part of the CGT gain that would otherwise arise to the taxpayer in relation to the MergeCo shares they receive will be disregarded. To determine the amount of the CGT gain that is subject to CGT rollover, a shareholder must apportion the CGT cost base of his or her shares between the cash component of the consideration and the MergeCo shares received.

The CGT cost base of the MergeCo shares acquired by an INL or Sky shareholder will equal that part of the CGT cost base of the person's INL or Sky shares referable to the MergeCo shares the shareholder receives (including indexation where relevant) less any part attributable to the cash component.





Where INL shares acquired prior to 20 September 1985 are exchanged for MergeCo shares, the CGT cost base of the MergeCo shares received will be the market value of the MergeCo shares just after the exchange.

Disposal of INL or Sky shares held as revenue assets or trading stock

In certain circumstances, for example, where an Australian resident shareholder is in the business of trading in shares, the shareholder may be subject to the general Australian income tax provisions (rather than the capital gains tax provisions) of the taxation legislation in respect of profits or losses arising on disposal of their INL or Sky shares (either as revenue assets or trading stock). No taxation rollover is available in these circumstances.

In calculating the amount of assessable income or the tax loss arising from the disposal of INL or Sky shares in these circumstances, the consideration will comprise:

- the market value of the MergeCo shares received by the shareholder in exchange for the INL or Sky shares; plus
- the cash consideration per share.

Where the shares are held as revenue assets, an amount of net assessable income will arise where the consideration received by a shareholder in respect of the disposal of the INL or Sky shares exceeds the cost of those INL or Sky shares. A net tax deduction will arise where the consideration received in respect of the disposal of the INL or Sky shares is less than the cost of the INL or Sky shares.

The amount of the assessable income derived or the deduction incurred must be translated into Australian dollars at the appropriate exchange rate. The translation rules are complex and specific advice should be obtained.

No New Zealand income tax will apply (unless the shares are held as part of a business carried on in New Zealand through a permanent establishment in New Zealand).

Dividends on MergeCo shares

Dividends on MergeCo shares will be subject to Australian income tax. MergeCo is unlikely to attach Australian franking credits to such dividends.

Dividends will be subject to deduction of New Zealand non-resident withholding tax at the rate of 15%. Should MergeCo attach New Zealand imputation credits to such dividends it will, where possible, avail itself of the foreign investor tax credit regime which, in the case where the dividend is fully imputed, enables the full cash amount of an ordinary dividend declared by MergeCo to be received by a non-resident shareholder.

An Australian resident shareholder of MergeCo will ordinarily be entitled to claim a foreign tax credit with respect to the New Zealand non-resident withholding tax equal to the lesser of the withholding tax amount and the amount of Australian tax payable upon the dividends received.

Residents of other countries

Residents of other countries should seek their own specific taxation law advice.



3. RATIONALE AND FACTORS TO CONSIDER

This section sets out the background to the proposed Scheme and the rationale of the boards of INL and Sky in approving the Scheme.

This section also describes the factors that shareholders should consider in deciding whether to vote in favour of the Scheme at the Special Meetings, including the risks relating to implementation of the Scheme.

3.1 Background to the Scheme

Sky and INL have had a close connection over the past seven years. Sky was established in 1987 and listed on the New Zealand stock exchange by initial public offering in December 1997. INL has been a shareholder in Sky since September 1997 when it purchased a 48% stake that was diluted to 40% following the initial public offering. Between 1999 and 2001 INL made additional purchases of Sky shares to increase its shareholding to 66.21%.

Over that period, Sky substantially expanded its business from being solely a UHF broadcaster to being primarily a digital satellite broadcaster offering a variety of subscription packages. Sky operated at a loss for a number of years as it built its business infrastructure and subscriber base.

In April 2003 INL agreed to sell most of its publishing assets to Fairfax for $1.188 billion in cash. The sale was completed on 30 June 2003. On 30 June 2003, INL owned significantly smaller business operations and primarily became an investment vehicle with its major assets being its 66.21% shareholding in Sky and $770 million in cash. The Geelong Advertiser and associated assets was sold to News Limited on 14 November 2003.

Following the sale of its publishing assets to Fairfax, the INL board decided that moving to full ownership of Sky and returning surplus capital to shareholders was the best way to use the cash obtained from the sale to Fairfax and to establish a logical ownership structure for INL and Sky. This decision was based on a number of factors including the strong relationship that INL had developed with Sky, the positive view that the INL board held about Sky's business prospects and the desire to resolve the two-company ownership structure.

In October 2003 INL launched a takeover offer for Sky comprised of cash and shares. The offer closed on 5 December 2003 with INL holding 78.3%[7] of Sky. Since then INL has completed a return of $340 million to its shareholders.

In the year and a half since the takeover offer closed, INL continued to operate as a holding company for its majority stake in Sky and held a significant cash balance. Also during this period, Sky reported significantly increased after-tax profits for the financial year to 30 June 2004 and the half year to 31 December 2004. Sky has strongly grown its subscriber base, grown its offering to 84 channels, and in the year to 30 June 2004 generated total revenue of $440.6 million.

The INL board continued to believe that the rationalisation of the ownership structure of INL and Sky was in the best interests of all shareholders. After considering a range of alternative transaction structures, the INL board concluded that a merger by way of a scheme of arrangement was the optimal method to achieve this rationalisation. The merger proposal was discussed with Sky management and the Sky board who agreed that further detailed work should be undertaken on the merger of the two companies.

On 19 August 2004, INL and Sky announced that they were in discussions on a possible merger of the two companies.

Since then, the management and boards of directors of INL and Sky and their advisers have worked together to develop the terms of the Scheme.

On 9 May 2005 the Sky board passed a number of resolutions to approve and implement the Scheme. Barrie Downey and John Hart voted on these resolutions. Peter Macourt, Robert Bryden, Marko Bogoievski, Michael Miller and John Fellet, being interested directors (by virtue of their relationship with News and/or Telecom and/or INL, or interest in the Scheme) did not vote.

On 9 May 2005 the INL board passed a number of resolutions to approve and implement the Scheme. Humphry Rolleston, John Hunn and Robert Bryden voted on these resolutions. Ken Cowley, Peter Macourt and Theresa Gattung, being interested directors (by virtue of their relationship with Sky and/or News and/or Telecom) did not vote.

3.2 Rationale

The directors of both INL and Sky consider that the Scheme will significantly enhance the ownership structure and financial efficiency of the Sky business in which Sky and INL shareholders currently have a direct or indirect interest. In particular, the directors consider that the current two-company ownership structure is inefficient and that the Scheme is in the best interests of INL and Sky and the shareholders of INL and Sky.

The table below summarises the issues that the Sky and INL directors have identified with the current ownership structure.

7 Subsequently this increased to 78.4% as a result of Sky's cancellation of partly paid Sky shares.

Sky	INL
• Sky's balance sheet does not have what is widely considered to be an efficient capital structure due to a low level of debt. Sky's debt will reduce even further over time as insufficient imputation credits will be available to distribute all cash generated by Sky in a tax-efficient manner.	• INL's sole assets are cash and its investment in Sky. The INL board does not favour INL remaining an investment company.
• Sky's low level of shareholders' funds understates the economic position of its shareholders.	• INL is incurring corporate overheads as a holding company.
• Sky's share register has a free float proportion of only 21.6%. This is a contributing factor to trading in Sky shares being relatively illiquid.	• INL shares trade at a discount to the value of its cash and the market value of its Sky shareholding.
• Sky has been removed from the NZSX10 index.	• INL's level of excess capital is economically inefficient.

3.3 Merits of the Scheme

The directors of both INL and Sky consider that the Scheme provides the best solution to the issues that have been identified with the current ownership structure of the Sky business.

The specific merits of the Scheme that the directors consider support its implementation include the following:

Enhance the share market liquidity of interests in the Sky business – The relatively small proportions of freely tradeable shares, or "free float", within both the Sky and INL share registers has tended to restrict the liquidity of trading in both company's shares. As a result, both Sky and INL are among the least liquid companies (in terms of trading volumes) in the NZSX50 index. It is generally accepted that, all else being equal, companies with higher free floats are more liquid than those with lower free floats and generally large investors, such as institutions, prefer to invest in companies with higher free floats.

By combining the indirect interests in the Sky business held by INL shareholders with the direct interests held by Sky Minority Shareholders, the Scheme is expected to create a greater free float of MergeCo shares than that available to be traded currently in INL or Sky. This would be expected to increase the attractiveness of MergeCo shares to institutional investors.

Increase the effective NZSX10 index presence of Sky – The inclusion and weighting of companies in the benchmark NZSX10 index depends upon, amongst other things, the free floats of shares. Currently INL has sufficient free float for it to qualify for full inclusion in the NZSX10 index. Due to its small free float of shares, Sky is currently excluded from the NZSX10 despite having the 4th largest market capitalisation of New Zealand based companies in the NZSX50 index.[8] Following implementation of the Scheme, MergeCo is expected to have sufficient free float that all its shares will be included in the NZSX10.

This increased presence in the NZSX10 index may create demand for MergeCo shares from those passive investors that automatically invest in NZSX10 companies, and other investors that primarily focus on companies within the NZSX10.

Capture the value implied by the INL share price discount – Until recently, INL shares consistently traded at a moderate discount to the value of INL's cash and the market value of its shareholding in Sky. Immediately prior to the 19 August 2004 announcement of the companies' intention to proceed with a merger scheme, INL shares traded at a discount of 8.3% below the value of INL's cash and the market value of its shareholding in Sky at that date[9]. As of the close of trading on 5 May 2005, this discount had reduced to 2.2%.[9]

By consolidating the indirect interests in Sky held by INL shareholders with the direct interests held by Sky Minority Shareholders, and by eliminating the holding company structure, the Scheme will result in INL shareholders being paid consideration that reflects the value of INL's assets.

Eliminate the costs associated with INL's corporate structure – Maintenance of INL's corporate structure duplicates the corporate structure of Sky and some of the functions undertaken by Sky itself. The acquisition and subsequent amalgamation of Sky and INL under the Scheme will eliminate the need to maintain INL's corporate structure and the costs associated with that structure. Following implementation of the Scheme, the corporate functions necessary to support the Sky business will be provided by the existing Sky corporate structure within the new MergeCo entity.

8 As at 29 April 2005.
9 Based on INL's estimated net cash position as at the Effective Date.



Enhance the balance sheet value of the Sky business – Sky currently has a low level of shareholders' funds on its balance sheet. The acquisition and amalgamation of Sky and INL will allow the value of Sky's intangible assets to be reflected on MergeCo's balance sheet and in the value of its shareholders' funds.

The future value of any identified intangible assets will depend on the extent to which such intangibles have finite useful lives, and will be subject to amortisation. This amortisation would reduce future recorded accounting profits. The valuation and any potential amortisation would correspond to the estimated future cash flows arising from those identified intangible assets. A valuation to determine the level of identifiable intangible assets has not been undertaken.

Release the value associated with implementing an efficient capital structure for Sky – Sky currently has significant levels of unutilised debt capacity, which are expected to rise as the company's cash flows continue to increase with overall growth in the business, and would be unable to be distributed to shareholders in an efficient manner.

MergeCo's acquisition of Sky and INL for cash and share consideration under the Scheme will have the effect of releasing to Sky and INL shareholders the full value of the Sky business, including the value inherent in introducing an efficient capital structure to support the business.

Utilise the excess capital within INL – The acquisition of INL by MergeCo and the subsequent amalgamation of MergeCo, INL and Sky will enable MergeCo to efficiently utilise INL's excess capital.

Direct control over strategic direction – MergeCo's board will have direct control over the strategic direction of the Sky business.

Retention of Sky senior management – MergeCo intends to retain the senior management and staff of Sky who will continue to operate the business under the successful strategy that has contributed to Sky's market capitalisation increasing by approximately $1.0 billion between May 2000 and May 2005.

The directors of INL and Sky also consider that the Scheme provides a process through which shareholders can be provided with all the relevant details about the issues and gives them the opportunity to vote on whether or not the Scheme should be implemented.

3.4 Factors for shareholders to consider

Shareholders of INL and Sky should take into account the following considerations before deciding how to cast their votes in relation to the Scheme:

- the consideration that you will receive under the Scheme;
- the benefits that the directors of INL and Sky consider will be achieved under the Scheme;
- your personal taxation implications of receiving the consideration under the Scheme;
- whether you believe that there is a likelihood of another party making a better offer to buy your shares in either INL or Sky;
- whether you would prefer to hold your shares under the existing company ownership structure rather than under the structure which results from the Scheme;
- the risks set out in section 3.7 that may arise as a result of the Scheme;
- the business and financial risks of MergeCo as set out in section 10.6;
- the reinvestment risk that you are taking in receiving this cash consideration under the Scheme;
- MergeCo's share rights and constitution, including the director appointment provisions; and
- the structuring of the Scheme.

Shareholders should refer to the relevant Independent Adviser's Report which is included in the package shareholders have been sent with this Information Memorandum.

Shareholders should carefully consider the benefits, disadvantages and risks together with the other information contained in this Information Memorandum before deciding how to vote on the Scheme.

3.5 Directors' recommendation

Sky

All directors of Sky support the Scheme. They consider that the Scheme is fair and reasonable and in the best interests of Sky and its shareholders. The Independent Directors of Sky consider the Scheme is fair and reasonable to Sky Minority Shareholders and that the benefits of the Scheme outweigh the risks.

As described in section 3.6, Ferrier Hodgson concluded that the Scheme is fair and reasonable to the Sky Minority Shareholders. **The Sky Independent Directors agree with the conclusion reached by Ferrier Hodgson and recommend that Sky Minority Shareholders vote "Yes" to the resolution in the Summary and Notice of Meeting.**

The Sky directors strongly recommend that shareholders read all of this Information Memorandum. It provides further information on the Scheme and includes factors they believe that Sky shareholders should consider in relation to the Scheme, a description of MergeCo's future strategy and certain pro forma and prospective financial information for MergeCo.

INL

All directors of INL support the Scheme. They consider that the Scheme is fair and reasonable and in the best interests of INL and its shareholders. The Independent Directors of INL consider that the Scheme is fair and reasonable and that the benefits of the Scheme outweigh the risks.

As described in section 3.6, Grant Samuel concluded that the Scheme is fair and reasonable to INL shareholders. **The Independent Directors of INL agree with the conclusion reached by Grant Samuel and recommend that INL shareholders vote "Yes" to the resolution in the Summary and Notice of Meeting.**

The INL directors strongly recommend that shareholders read all of this Information Memorandum. It provides further information on the Scheme and includes factors that INL shareholders should consider in relation to the Scheme, a description of MergeCo's business and future strategy and certain pro forma and prospective financial information for MergeCo.

3.6 Independent Advisers' Reports

Sky

Ferrier Hodgson has been appointed by the Independent Directors of Sky to provide an independent review and opinion assessing the merits of the Scheme having regard to the interests of Sky Minority Shareholders and stating whether, in Ferrier Hodgson's opinion, the Scheme is fair and reasonable to Sky Minority Shareholders.

Ferrier Hodgson has concluded in the Sky Independent Adviser's Report that the Scheme is fair and reasonable to the Sky Minority Shareholders.

The Sky Independent Adviser's Report is included in the package Sky shareholders have been sent.

INL

Grant Samuel has been appointed by the Independent Directors of INL to provide an independent review and opinion assessing the merits of the Scheme having regard to the interests of INL shareholders and stating whether, in Grant Samuel's opinion, the Scheme is fair and reasonable to INL shareholders.

Grant Samuel has concluded in the INL Independent Adviser's Report that the Scheme is fair and reasonable to the shareholders of INL.

The INL Independent Adviser's Report is included in the package INL shareholders have been sent.

3.7 Merger-specific risks

Set out below are the risks associated with implementation of the Scheme. Shareholders should also refer to section 10.6 for risks associated with the general and business risks of MergeCo.

Realisation of anticipated Scheme benefits – The directors of INL, Sky and MergeCo consider that the Scheme will provide a number of benefits to shareholders in Sky and INL and to the MergeCo business. These benefits are explained in section 3.3.

The achievement of some of the benefits will be outside the control of the MergeCo board and management and may not be realised. The non-realisation of some of these benefits may have an adverse effect on MergeCo's business.

Financial leverage – MergeCo's capital structure will include a significantly increased amount of debt compared with Sky's current capital structure.

MergeCo will assume a level of debt that the MergeCo board considers MergeCo can service on an ongoing basis, taking into account a reasonable assessment of the risks to MergeCo's cash flow-generating capabilities even in the case of an adverse change in the company's business operations.

However, the required interest and principal repayments on this increased level of debt increase the possibility of MergeCo experiencing financial distress.

INL cash retention/Fairfax Claim – There is a risk that payment of a portion of the cash consideration to INL shareholders may be deferred in the event INL receives notice of a Fairfax Claim and MergeCo retains an amount of the cash consideration for INL shareholders in order to satisfy any such claim. If the Fairfax Claim is ultimately successful, the consideration payable to INL shareholders will be reduced accordingly on a per share basis.

If the amount retained exceeds the amount (if any) paid to Fairfax in satisfaction of the Fairfax Claim (together with associated costs incurred), the balance will be paid to INL shareholders as deferred consideration. Determining any such Fairfax Claim may take considerable time and therefore there is a risk that payment of the balance of the consideration retained to settle a Fairfax Claim may take several years.

The amount of any retention will be determined by the Sky Independent Directors. If the INL board and MergeCo board do not agree with the determination made by the Sky Independent Directors, the amount of any retention will be determined by an independent legal expert. There is a risk that the amount retained is insufficient to satisfy the full amount of the Fairfax Claim and associated costs. Under such circumstances the shortfall will have to be satisfied by MergeCo funds.

INL costs and liabilities – As a result of the Scheme, MergeCo, INL and Sky amalgamate and MergeCo assumes the assets and liabilities of both INL and Sky. Therefore, Sky shareholders becoming shareholders in MergeCo assume the risks of INL activities prior to the Effective Date.

In determining the cash payable by MergeCo to INL shareholders, a provision of approximately $5.7 million has been made. This is intended to ensure that costs and liabilities arising from INL activities up to such amount are effectively not assumed by Sky Minority Shareholders.

However, there is a risk that such INL costs and liabilities could be greater than the $5.7 million provision. Given INL costs and liabilities will be assumed by MergeCo, to the extent that they exceed that amount they might be materially adverse to MergeCo.

The Sky Independent Directors have taken advice and made an assessment of INL's costs and liabilities and consider the amount is appropriate to cover potential costs and liabilities of INL. The INL board has confirmed that it is not aware of any other actual or contingent material liabilities in INL.

Taxation – The directors of INL, Sky and MergeCo have received taxation opinions and advice from specialist taxation advisers and senior legal counsel in respect of the taxation consequences of the Scheme (including the steps taken to implement it). These opinions and advice together provide the basis for the directors' view that the income tax, goods and services tax (GST) and withholding tax consequences of implementing the Scheme are most unlikely to result in material taxation liabilities or costs being incurred by MergeCo. These opinions and advice also form the basis of the description of the taxation consequences for shareholders set out in section 2.12 (the general taxation section).

However, the Scheme is unique in its form and gives rise to a number of potential taxation issues on which there is limited precedent. Accordingly, there remains a risk that the Scheme is (or some of the steps taken to implement it are) treated differently by Inland Revenue. While MergeCo, INL and Sky and their respective directors cannot see that there is a basis for Inland Revenue to do so, such different tax treatment, if ultimately determined to be the correct position, could have a material financial impact on MergeCo, MergeCo's shareholders and shareholders of INL and Sky:

- If a different treatment were to apply than that expected, it could give rise to a material taxation liability being assessed to MergeCo in respect of the consideration received by INL and Sky shareholders under the Scheme. Most of any such liability would relate to non-resident withholding tax for non-resident INL shareholders. Although it is difficult to quantify, the maximum amount of any such liability and costs could amount to approximately 12-14%[10] of the projected aggregate value of MergeCo shares based on a Sky share price of $6.35 and MergeCo's level of borrowing. Incurring such liability and costs could materially adversely affect MergeCo's financial performance and the value of MergeCo's shares.
- In addition, if treated differently than that expected, for New Zealand resident[11] shareholders holding their shares on capital account, a portion[12] of the consideration received by INL and Sky shareholders under the Scheme could be assessed for tax by Inland Revenue. Such treatment may well give rise to significant additional taxation costs for those INL and Sky shareholders affected. Individual circumstances vary and shareholders (including revenue account shareholders) should consult their own taxation advisers for advice applicable to their individual needs and circumstances.

MergeCo, INL, Sky and their respective directors have examined various means of eliminating or reducing this residual taxation risk. While no solution was found, the directors of MergeCo, INL and Sky are satisfied, based on the expert advice they have received, that the quantum of the residual risk is significantly less than the maximum stated above and that the taxation and other risks are not sufficient to outweigh the benefits of the Scheme.

10 This range assumes that the Telecom and News Share Transaction is approved and occurs before completion of the Scheme. If the Telecom and News Share Transaction does not occur, the range is reduced to 9.5-11.5%.

11 In the case of non-resident shareholders (including News), if MergeCo pays any non-resident withholding tax, the shareholder has no further New Zealand tax liability.

12 The portion which might be taxable varies between INL and Sky New Zealand resident shareholders. In the case of INL shareholders, the portion could, in the worst case, be as much as $1.33 per INL share. In the case of Sky shareholders, the portion could, in the worst case, be as much as $0.51 per Sky share. In the case of New Zealand resident shareholders without a certificate of exemption from resident withholding tax, the resident withholding tax payable by MergeCo would fully or largely offset any tax payable by the shareholders.

3.8 Implications if the Scheme is not approved

If the Scheme is not approved by INL or Sky shareholders or Final Court Orders are not granted, then the Scheme will not be implemented.

Sky

Sky Minority Shareholders should consider the following implications of the Scheme not being approved, other things being equal:

- Sky will continue to operate its existing business;
- the Sky share price may fall or rise. The price at which Sky shares are currently trading on the NZSX and ASX may be influenced by market expectations of the Scheme being completed. If the Scheme is not completed because it does not receive the required shareholder approvals and Court approval, the Sky share price may fall or rise due to market expectations not being met;
- an alternative transaction proposal may not be presented to Sky shareholders in the near future. INL has publicly stated that it wishes to resolve the current two-company structure but it is not under any time pressure to do so. If the Scheme is not approved, a significant period of time may elapse before another transaction proposal is presented to Sky shareholders;
- the Scheme offers Sky Minority Shareholders the opportunity to retain their existing interest in the Sky business, among other benefits. If this Scheme is not approved, it is not certain that Sky Minority Shareholders will be given a similar opportunity with similar benefits in the future;
- the Scheme has been structured with the co-operation of INL management and directors. This ensured that the Scheme has been structured in what is considered to be the best interests of both sets of shareholders. If the Scheme is not completed, it is not certain that a similar level of co-operation will be possible in structuring any future transaction;
- INL will continue to own 78.4% of the shares in Sky, which will influence any third party's willingness to make an offer to Sky Minority Shareholders to purchase their shares;
- the liquidity of Sky shares is likely to remain at its current low level and as a consequence, impose inefficiencies on shareholders selling their shares on the NZSX and ASX;
- Sky will not utilise the MergeCo debt facility; and
- some transaction costs associated with the Scheme will be incurred irrespective of whether the Scheme is implemented.

INL

INL shareholders should consider the following implications of the Scheme not being approved, other things being equal:

- INL will continue its existing activities;
- INL has traded at a discount to the "market value" of its assets since the sale of its publishing assets. This discount reduced following the announcement of the Scheme proposal on 19 August 2004. If the Scheme is not completed, it is likely that INL will continue to trade at a discount and it is possible that this discount may revert to historical levels;
- INL would continue to have surplus cash on its balance sheet;
- the INL share price may fall or rise. The price at which INL shares are currently trading on the NZSX may be influenced by market expectations of the Scheme being completed. If the Scheme is not completed because it does not receive the required shareholder approval and Court approval, the INL share price may fall or rise due to market expectations not being met;
- the Scheme has been structured with the co-operation of Sky management and directors. This ensured that the Scheme has been structured in what is considered to be the best interests of both sets of shareholders. If the Scheme is not completed, it is not certain that a similar level of co-operation will be possible in structuring any future transaction; and
- some transaction costs will be incurred irrespective of whether the Scheme is implemented.





4.1 Business overview

Formerly New Zealand's largest media company, INL is currently a publicly listed investment company with a 78.4% shareholding in Sky and holds significant cash reserves.

4.2 Business description

Publishing business

In June 2003 INL's shareholders voted in support of a resolution to accept an unsolicited offer of $1.188 billion by Fairfax for INL's New Zealand publishing business. This business included the flagship newspapers The Dominion Post, The Press, Sunday Star-Times, Sunday News and several regional newspapers; 61 community publications; 12 magazine titles; Gordon and Gotch, New Zealand's largest magazine distributor; the Stuff website; and a number of commercial printing businesses.

INL subsequently sold its remaining printing and publishing operation, Geelong Newspapers in Australia, in November 2003 to News Limited for $64 million.

Following the sale of its New Zealand publishing business and Geelong Newspapers, INL no longer has any publishing assets.

Investment in Sky Network Television Limited

INL's investment in Sky dates back to 1997 when it acquired a 48% stake in Sky as part of its strategy to establish a fully integrated media company. This holding was subsequently increased to 66.21% by 2001 through a series of purchases between 1999 and 2001 and, as a result, Sky became a subsidiary of the INL group.

Following the sale of its New Zealand publishing business to Fairfax in June 2003, INL made a takeover offer for the shares in Sky that it did not already own. This offer resulted in INL increasing its stake in Sky to 78.3%.[13]

Cash

In April 2004, INL made a court-approved return of capital of $340 million to its shareholders and the cancellation of one in every six shares held by each INL shareholder. It was confirmed by the Commissioner of Inland Revenue that this return of capital would not be classified as "dividends" for New Zealand income tax purposes.

As at the Effective Date, INL is estimated to hold net cash of approximately $260 million in cash and short term investments and no material indebtedness.

4.3 Employees

As a company owning only shares and cash, INL has minimal human resource requirements. INL has one full-time employee, its Company Secretary, Sean Wynne.

4.4 Material litigation

INL is not aware of any legal proceedings or arbitrations in respect of it that are pending at the date of this Information Memorandum.

5.1 Business overview

Sky is the pre-eminent pay television broadcasting service in New Zealand with approximately 588,581 subscribers to its services as of 31 December 2004. Sky's principal business activity is the distribution of both local and foreign programming content to its subscriber base predominantly through satellite digital services but also through terrestrial UHF analogue services. Sky's revenues, which were $440 million for the year ended 30 June 2004, were principally derived from monthly subscription fees, with other revenues from activities including advertising sales, the on-sale of programming rights and installation revenue.

5.2 Overview of the New Zealand television industry

Overview

There are approximately 1.5 million television households in New Zealand.[14] Providing services to these households are two major free-to-air (**FTA**) network operators, several smaller UHF operators and Sky, the sole nationwide pay television provider.

Government-owned Television New Zealand Limited (**TVNZ**) is New Zealand's largest television broadcaster with a combined 53% audience market share[15] through its two FTA channels, TV One and TV2. The country's other major FTA broadcaster is CanWest MediaWorks (NZ) Limited (**CanWest**) which broadcasts two channels (TV3 and C4) nationally and has an aggregate audience market share of approximately 20%.[15] Other FTA broadcasters include Prime Television New Zealand Limited (**Prime TV**) which broadcasts the Prime channel with a 5% audience market share,[15] Māori Television Service (**MTS**) and a number of local UHF broadcasters which have a very small market share.

Sky's pay television services have a residential household penetration at December 2004 of approximately 38.2%[16] and an audience market share of approximately 20%.[15]

Under agreements with the broadcasters concerned, Sky rebroadcasts all the major FTA television services of TVNZ, CanWest, and Prime TV on its digital satellite service.

TelstraClear Limited (**TelstraClear**) transmits Sky programming content via its cable network to customers in the Wellington and Christchurch regions. Sky and TelstraClear have entered into an agreement, expiring in 2009, under which Sky provides all TelstraClear's pay television content. Telecom and Sky have also agreed to a reselling and retransmission agreement that expires in 2008.

13 Subsequently this increased to 78.4% as a result of Sky's cancellation of partly paid Sky shares.

14 Source – Statistics New Zealand estimate of households by tenure as at December 2004.

15 Source – AC Nielsen for the year to December 2004.

16 Source – Sky data.





Under the agreement Sky is the provider of all pay television content to Telecom.

Regulation

The principal statutes in New Zealand affecting television services are the Broadcasting Act 1989 and the Radiocommunications Act 1989.

The Broadcasting Act, among other things, provides for programme standards, codes of broadcasting practice, the making of complaints about broadcasts and establishes the Broadcasting Commission (**NZ on Air**) and Te Mangai Paho (**TMP**). NZ on Air is responsible for contestable funding of New Zealand content, and maintaining coverage of television broadcasting transmissions. TMP funds Māori programming.

The Radiocommunications Act regulates use of the radio spectrum. Sky's programmes are transmitted via UHF terrestrial and satellite radio spectrum. Sky holds or uses five nationwide sets of spectrum licences in the UHF band under a Crown management right, and radio licences for the uplink transmissions to the Optus satellite (see section 5.4). The downlink frequencies, on which Sky's digital programmes are transmitted to customers, are referred to in the register of Radio Frequencies.

Spectrum licences are property rights registered under a system similar to the system that applies to land. Spectrum licences are held for up to 20 years. The UHF spectrum licences currently held by Sky expire on 11 March 2010.

The uplink licences are held under an administrative licensing system subject to the payment of annual licence fees. Relative to other developed countries, the New Zealand broadcasting industry is regarded as being lightly regulated for the following reasons:

- there is no broadcasting warrant or licensing system independent of the regulation of radio spectrum use;
- there is no anti-siphoning legislation, which requires certain programming content to be broadcast on FTA television;
- there are no pricing regulations in respect of pay television operators;
- there are no compulsory programming obligations imposed upon television broadcasters other than charter obligations imposed on TVNZ (see below); and
- there are no specific foreign or cross-media ownership restrictions.

TVNZ is also subject to its own legislation, the Television New Zealand Act 2003. Among other things, the Television New Zealand Act requires TVNZ to comply with a charter that sets out public good objectives. The Government provides TVNZ with funding for activities carried out under the charter.

Renewal of UHF radio spectrum licences

Sky's UHF radio spectrum licences expire on 11 March 2010. The Government made formal renewal offers to incumbent licensees in April 2005. Sky is currently considering the best approach to take in relation to the offers.

5.3 Sky history

Sky was established in 1987 by Craig Heatley and Terry Jarvis and successfully tendered for UHF transmission bands. Early shareholders in Sky included ESPN, TVNZ Investments Limited, Tappenden Construction Limited, Todd and HKP Partnership (a consortium of US media and telecommunications companies). All of these shareholders have subsequently sold their stakes.

Sky commenced broadcasting New Zealand's first three pay television channels in May 1990. The channels were initially broadcast only on UHF frequencies with the service being available only in Auckland. Since its launch Sky has expanded its channel offering and coverage through the upgrade and development of its original UHF network and the introduction of digital satellite broadcast technology in 1998. Today, Sky offers a total of 84 channels with digital satellite programming that has 100% coverage of households in New Zealand.

5.4 Distribution

Sky transmits programming terrestrially on four nationwide UHF television channels to its analogue UHF subscribers.

Terrestrial transmission and linking services are contracted to Broadcast Communications Limited (**BCL**), a State-owned enterprise operating transmission and network services. Through this distribution infrastructure Sky's UHF network reaches over 80% of New Zealand households. In March 2010 the transmission contract with BCL will expire. If the UHF licences are renewed, Sky has indicated that it will consider extending the transmission arrangements with BCL for UHF services beyond 2010.

Digital content to Sky's digital subscribers is transmitted via satellite. Sky currently leases four transponders on the Optus B.1 satellite which it uses to broadcast its programming content throughout New Zealand. This satellite is expected to be retired in 2006. Sky has signed a contract with Optus to lease five transponders on the D.1 satellite scheduled to be launched and commissioned in January 2006. Sky's ability to continue to transmit to its satellite subscribers is dependent upon the successful launch and operation of the Optus D.1 satellite. To mitigate the risk associated with reliance on a single satellite, Sky has also contracted to have access to the D.2 satellite to be launched by Optus approximately 18 months after the D.1 satellite. See section 10.6 for further information.



Through its satellite digital technology, Sky is able to reach 100% of New Zealand households. Sky digital subscribers require a small satellite dish, set top box and smart card in order to receive and view Sky's digital service.

5.5 Subscribers

Sky had a total of 588,581 digital and UHF subscribers as at 31 December 2004 representing household penetration of approximately 38.2%. Sky has consistently grown its subscriber base year-on-year since it first began broadcasting in 1990, with a compound annual growth of 27% over this time. The chart below shows Sky's historical total subscriber base and estimated household penetration since broadcasting commenced in 1990.

Figure 1: Sky total subscribers and estimated household penetration


Total Subscribers (thousands)
Estimated Penetration
Financial Years to 30 June
Total Subscribers (LHS)
Penetration (RHS)

Source: Sky data, Statistics New Zealand

This level of penetration is below that of the US where pay television penetration is currently at approximately 85%.

Since launching its digital service in 1998 Sky has sought to attract new customers and migrate existing UHF customers to this technology platform. This has been achieved through a focus on advertising of Sky's digital packages and through partial subsidisation of digital set top boxes for new and migrating customers. Presented in the chart below is a breakdown of Sky's subscriber composition since 1991.

Figure 2: Sky subscriber breakdown


Total Subscribers (thousands)
Financial Years to 30 June
UHF
Satellite
Wholesale

Source: Sky data

Wholesale subscribers predominantly receive their Sky programming through either TelstraClear or Telecom, both of which have entered into retransmission and reselling arrangements (respectively) with Sky as described above.

Commercial subscribers (included in subscribers in the above graph) are generally non-residential customers such as bars and motels. These businesses receive Sky channels in packages that are tailored for their individual needs.

A key factor influencing subscriber numbers is the churn rate, that is, the percentage of subscribers who disconnect their service, either voluntarily or due to a failure to pay their account. The aim of any company that relies upon subscribers for revenue is to minimise churn. Sky's rolling annual churn rate has been decreasing consistently over the past five years as shown in the graph below and was 16.4% to 31 December 2004.

Figure 3: Sky's rolling annual gross churn rate (residential subscribers)


Gross Churn
Churn%
Months

Source: Sky data

5.6 Subscription revenue

Sky's primary source of revenue is the monthly subscriptions paid by subscribers to its satellite and UHF services. Sky broadcasts a total of 84 channels on its digital satellite platform and four channels over a terrestrial UHF platform. The company uses these technology platforms to segment the pay television market by enabling it to tailor its programming offering to meet varying customer content and price requirements.

Packages

Sky's analogue UHF service is targeted at price-focused customers with packages offering a choice between two and four channels. These lower cost packages are used to attract customers at the lower priced end of the pay television market. Sky also offers UHF services to its digital subscribers at a discounted rate as part of a tandem package, enabling customers to separately receive both UHF and digital services.

Sky's digital service represents its premium content offering to customers. This service was launched to enable Sky to expand its programming content offering beyond the five channel limitation that existed under UHF technology. Subscribers to Sky's basic digital package receive a total of 37 channels including news, sports, documentaries, family programmes, general entertainment and music videos. Other digital packages offer subscribers the choice of additional sports and movie programming.

In addition to the core channel packages, Sky offers satellite customers a number of premium channels and subscription services for which they pay an additional monthly charge. Premium channels offered include Rialto, The Rugby Channel, Games and the Arts Channel. Other services available include interactive weather, real time access to TAB betting on horse racing and sports events and email.

In 2000 Sky started to offer selected content to its satellite subscribers on a pay-per-view basis, that is, subscribers pay a one-off fee to watch a movie or a sporting event. This service has been used primarily for blockbuster premier movies, boxing and wrestling matches and adult content. Sky currently operates 11 core pay-per-view channels and expects to have the capacity on the Optus D.1 satellite, expected to be launched and commissioned in January 2006, to add additional pay-per-view channels as required. A low cost package is also offered to customers who only wish to receive the FTA channels retransmitted by Sky.

Programming content

Sky purchases programming content from both foreign and domestic production studios and also produces some of its own content, such as sports programming. Through its digital platform Sky offers subscribers a comprehensive range of sports, movies, entertainment, news, documentary and pay-per-view programming content.

Sports channels

Sky broadcasts a total of six sports channels comprising four general sports channels, a dedicated rugby channel and a horse racing channel. Sky currently has exclusive rights to the live broadcasting in New Zealand of Super 12 and NPC games and Tri Nations and Bledisloe Cup test matches. This content represents a valuable part of Sky's programming offering and has been a key factor in the growth of its subscriber base. In addition to rugby, Sky currently has access to some of the most popular sporting events in New Zealand including NRL rugby league, New Zealand international cricket and English Premier League soccer.

Sky purchases sports content on a fixed price basis from international distributors primarily in US dollars, although some content is also purchased in Australian and New Zealand dollars and pounds sterling.

Movie channels

Sky's five movie channels offer a comprehensive range of recent blockbuster and classic movies. Most movie rights are acquired from the major US studios and are paid for in US dollars and are predominantly on a per subscriber basis.

Entertainment, news and documentary channels

All of the packages offered by Sky include at least one basic entertainment channel. SKY 1 is a variety entertainment channel that is broadcast to both UHF and satellite subscribers. Satellite subscribers also receive additional entertainment channels, which broadcast content including news, documentaries, music, wildlife, and lifestyle material. The content is acquired both on a fixed cost and a per subscriber basis. Most of the content on these channels is acquired from US studios and is denominated in US dollars.

FTA retransmission

Sky retransmits TV One, TV2, TV3, C4, MTS and Prime on its digital satellite service under retransmission agreements with TVNZ, CanWest, MTS and Prime TV.

Package pricing

The subscription packages offered by Sky are priced depending on the channels included in the package. Sky has gradually increased prices as content has been added. The migration of UHF customers to higher priced satellite packages has had a positive effect on total revenue (this has been a key driver of the increase in average revenue per subscriber (**ARPU**) since the satellite platform was launched). Sky's satellite ARPU since the year ended 30 June 2000 is shown in figure 4.





Figure 4: Sky monthly satellite ARPU 2000 to 2004


$70
$60
$50
$40
$30
$20
$10
$0
Satellite ARPU per Month
$50.1
$54.4
$56.6
$59.4
$61.3
2000
2001
2002
2003
2004
Financial Years to 30 June

Source: Sky data

Sky management believes that its historical ability to reduce churn while still increasing prices may be attributable in part to the increasing subscriber perception of the value-for-money provided by Sky. Despite a 4.1% average price increase in June 2003, average viewership hours of Sky's satellite channels grew by 24% in the year ended 30 June 2004, which implies that there was a decrease in the cost per viewing hour for subscribers. The implied cost per viewing hour from the year ended 30 June 2003 to the year ended 30 June 2004 declined from 64 cents per hour to 53 cents per hour.

5.7 Other revenues

Aside from revenue generated by Sky's core subscription services, Sky also derives revenue from the following sources:

- *Installation and transfers:* Sky charges every new subscriber a fee to install the hardware required to receive its UHF or satellite service in their house or business premises. Sky also charges customers a fee to transfer their Sky subscription from one household to another.
- *Advertising:* Sky currently sells advertising time on 18 of its channels. Advertising has become an increasingly significant source of revenue for Sky in recent years. From the year ended 30 June 2000 to the year ended 30 June 2004, the compound annual growth rate (**CAGR**) in advertising revenue was 23% with total revenue of $26.6 million generated in the year ended 30 June 2004. This growth has been driven primarily by higher viewership and, consequently, higher revenue per minute, an increased focus on growing advertising revenue internally at Sky and the increase in the number of channels on which advertisements are inserted.

The increase in advertising revenue and estimated share of the television advertising market is shown in the graph below.

Figure 5: Advertising revenue and estimated TV advertising market share


30
25
20
15
10
5
0
Advertising Revenue ($ millions)
6%
5%
4%
3%
2%
1%
0
TV Advertising Market Share
2000
2001
2002
2003
2004
Financial Years to 30 June
Advertising Revenue (LHS)
TV Advertising Market Share (RHS)

Source: Sky data, Advertising Standards Authority

- *On-sale of programme rights:* While Sky retains the exclusive rights to broadcast its key sports content live, it has entered into contracts with FTA broadcasters to air delayed coverage of some events. Current on-sale contracts relate to the rights to South African New Zealand Australian Rugby (**SANZAR**), New Zealand-based cricket and NRL rugby league.
- *Leasing of satellite broadcasting capacity:* Companies pay a fee to Sky to lease satellite transponder capacity. Satellite access fees are currently paid by organisations such as the producers of the Arts Channel, the Shine Channel and the New Zealand Fire Brigade.

A breakdown of Sky's revenues for the year ended 30 June 2004 is presented below.

Figure 6: Revenue breakdown for year to 30 June 2004


Installation, Programme Sales & Other
7.7%
Advertising
6.0%
SkyWatch Subscriptions
1.8%
Commercial Subscriptions
5.8%
Residential Subscriptions
78.7%

Source: Sky data





5.8 Operating expenses

Sky's main operating expense is the cost of acquiring programming content. As indicated above, a significant portion of Sky's programming content is acquired in US dollars. As all of Sky's revenues are earned in New Zealand dollars, Sky has no natural hedge against this foreign currency exposure so it enters into hedge contracts to limit volatility in its earnings caused by exchange rate fluctuations.

Sky's exchange rate policy is to hedge a minimum of 85% of the forecast exposures on a rolling 12 month basis and 25% to 45% of variable exposures on a rolling 13 to 36 month basis. Fixed-price contracts denominated in US or Australian dollars are at least 70% hedged for a minimum of 36 months from the time they are entered into.

Other significant operating expense categories include:

- *Programming operations*: incurred in the production of Sky's programming content;
- *Subscriber management costs*: associated with customer relations and billing; and
- *Sales and marketing costs*: promotional expenditure.

A breakdown of Sky's operating expenses for the 2004 financial year is presented below.

Figure 7: Operating expense breakdown for year to 30 June 2004


Depreciation & Amortisation
33.4%
Programming (1)
45.9%
Selling, General &
Administrative (2)
14.3%
Transmission
1.8%
Subscriber Management
4.6%

(1) Includes purchase of programming content and programming operations
(2) Includes sales and marketing costs

Source: Sky data

5.9 Capital expenditure

Capital expenditure over the past five years has focused on the continued addition of subscribers to the satellite and, to a lesser extent, UHF platforms. The purchase of new decoders and the installation of these in the premises of new subscribers have been the major capital expenditure categories. Over the five-year period between 2000 and 2004, capital expenditure averaged $115 million per annum.

In the six months to 31 December 2004, capital expenditure totalled $31.4 million, up from the $23.8 million reported in the comparative six month period, due to an increase in the number of decoders purchased. This increase was due to an unusually low number of decoder units being purchased in the 2003 interim period as a number of broken satellite decoders were repaired and returned to service.

5.10 Material litigation

Sky is not aware of any legal proceedings or arbitrations in respect of it that are pending at the date of this Information Memorandum.



6. MERGER COMPANY 2005 LIMITED



6.1 Business description

MergeCo has been established specifically for the purposes of implementing the Scheme. As a result of the Scheme, MergeCo will own and operate the businesses of Sky and INL.

The on-going business of MergeCo will be the same as that of Sky at the time of the Scheme. MergeCo will assume Sky's employment obligations to all Sky employees and management and MergeCo will be re-named "Sky Network Television Limited" to reflect the nature of its business operations.

No material changes are anticipated to be made by MergeCo in respect of the business activities of Sky on completion of the Scheme.

6.2 MergeCo's business strategy

Strategy

MergeCo's business strategy is to continue Sky's strategy of enhancing the services available to digital subscribers and expanding the subscriber base. This can be achieved both by attracting new subscribers and by increasing the monthly spend of each subscriber.

For discussion of the risks relating to MergeCo's business, see section 10.6 under the heading "Company-specific risks".

Dividend policy

The payment and amount of dividends will be decided by the MergeCo board.

Sky has only recently paid a dividend. Sky paid a dividend of $0.125 per Sky share on 11 March 2005.

As at the date of this Information Memorandum, the MergeCo board has not formulated a dividend policy for the company.

The payment and amount of any future dividends will be at the discretion of the MergeCo board after taking into account the factors the board deems relevant at the time.

Those factors may include MergeCo's financial condition, operating results, current and anticipated cash needs and debt covenants.





7.1 Profiles of directors and key management

Directors

The following persons are the current directors of MergeCo. They are also the current directors of Sky. The MergeCo board intends to appoint an additional independent director following implementation of the Scheme.

Peter Macourt

Peter Macourt was appointed chairman of the Sky board in August 2002. He is currently the chief operating officer of News Limited based in Sydney, Australia.

Mr Macourt joined News Limited in 1983. He was appointed as its deputy chief executive in 1998 and to his current position in July 2001. He holds a degree in commerce from the University of New South Wales.

Robert Bryden

Robert Bryden was appointed a director of Sky in 1990 and deputy chairman in February 2001.

Mr Bryden is the managing director of Todd Capital Limited. He is also a director of Crown Castle Holdings Australia Pty Limited, Woosh Wireless Limited and Metlifecare Limited. Mr Bryden holds a BCA from Victoria University in Wellington.

Marko Bogoievski

Marko Bogoievski was appointed a director of Sky in February 2001. He has been chief financial officer of Telecom since May 2000.

Prior to his appointment to the Sky board, Mr Bogoievski held a number of senior financial, operational and sales roles in New Zealand and the US with various organisations including Price Waterhouse, Lion Nathan and Ansett. Mr Bogoievski graduated from Victoria University in Wellington with a Bachelor of Commerce and Administration. He also has an MBA from the Harvard Graduate School of Business.

Albert (Barrie) Downey

Barrie Downey has been a director of Sky since 1991. He was chairman of Sky from 1991 to 1997.

Mr Downey has spent most of his working career in the Fletcher Challenge Group where he became executive director in 1988. He was awarded the CBE and is a Fellow of the Institute of Chartered Accountants of New Zealand and NZ Institute of Forestry.

John Fellet

John Fellet joined Sky as chief operating officer in 1991. He was appointed as chief executive in January 2001 and as a director of Sky in April 2001.

Mr Fellet holds a BA degree in accounting from Arizona State University, US and has 25 years' experience in the pay television industry, including 10 years' experience with Tele-Communications Inc. in the US.

John Hart

John Hart was appointed a director of Sky in October 1997. He is a former coach of the All Blacks and an international rugby selector.

Mr Hart was employed by Fletcher Challenge Limited from 1966 to 1995 in a variety of positions including employee relations director. He currently manages his own consultancy business.

Michael Miller

Michael Miller is currently Managing Director of Advertiser Newspapers Limited. Mr Miller is also a director of News Limited. Before his appointment to News Limited, Mr Miller was Marketing Director of the Herald and Weekly Times Limited and the publisher of the Herald Sun, Australia's largest circulating daily newspaper.

Mr Miller is a director of the International Newspaper Marketing Association, Rugby International Pty Limited, Fox Sports Australia and Premier Media Group Pty Limited. He has a degree in applied science in communications from the University of Technology in Sydney.

Senior management

Following implementation of the Scheme, it is intended that the senior management team of MergeCo will comprise the current senior management team of Sky. The MergeCo senior management team will therefore be those people set out below, who will perform the following roles in MergeCo:

John Fellet, chief executive officer and director

John Fellet joined Sky as chief operating officer in 1991. He was appointed chief executive officer of Sky in January 2001 and a director of Sky in April 2001.

Jason Hollingworth, chief financial officer and company secretary

Jason Hollingworth joined Sky as chief financial officer in 2002. Mr Hollingworth holds a Master of Commerce degree from Canterbury University, is a chartered accountant and has more than 15 years' experience in corporate finance related activities.

Martin Wrigley, director of operations

Martin Wrigley joined Sky's field service division in June 1990. His roles have included that of technician, installation supervisor and field service manager.

In June 1995 Mr Wrigley was appointed to the role of central regional manager and following that became the director of customer services in June 2000.

In January 2002, Mr Wrigley was appointed to the role of director of operations.



John Simmons, general manager

John Simmons joined Sky in 1997 as the strategic development manager and was appointed to the role of general manager in 2001. Prior to joining Sky, Mr Simmons worked for Air New Zealand as a business analyst for the international routes marketing department.

Kevin Cameron, director of sport programming

Kevin Cameron joined Sky in 1990 as head of sport and was appointed to the role of director of sport programming in 1993.

Mr Cameron has more than 30 years' experience in the sports and television industry including 25 years with TVNZ.

Travis Dunbar, director of entertainment programming

Travis Dunbar joined Sky in 1994 as manager of the Sky movie channel and was appointed to the role of director of the orange channel (now Sky 1) in 1997.

In April 2000 Mr Dunbar was appointed to the role of director of entertainment programming. Prior to joining the company, Mr Dunbar spent over five years in advertising.

Michael Watson, director of marketing

Michael Watson joined Sky in 1990 after immigrating to New Zealand from the UK, following a 10 year career in property conveyancing with a law firm in London.

Mr Watson has held a number of roles within Sky including direct sales representative, direct sales manager (Auckland Region) and South Island regional manager. Mr Watson was appointed to the role of director of customer services in 1997 and became director of marketing in June 2000.

Richard Last, director of advertising sales

Richard Last joined Sky in 1994 after working in software sales. Mr Last worked for Sky as an account manager in advertising sales until 1998 when he left to take up a dealer management position with IBM in the UK.

Upon his return to New Zealand in December 1999 Mr Last joined Prime TV in the role of national sales manager. In January 2001 Mr Last rejoined Sky and was appointed to the role of director of advertising sales.

Greg Drummond, director of broadcasting operations

Greg Drummond joined Sky in 1990 to set up the broadcast operation. As director of broadcast operations he manages 120 broadcast staff.

Mr Drummond previously held roles with TVNZ and Network 10 in Australia. Mr Drummond has 30 years' experience in broadcast operations and engineering encompassing outside broadcast, studio production, post production, presentation and transmission operations.

Brian Green, director of engineering

Brian Green joined Sky in 1987 (the year Sky was established) as director of engineering and management information systems. Mr Green's current role is director of engineering.

Mr Green has more than 35 years' local and international experience in the electronics and television industry, the last 17 of which have been at Sky.

Since joining the company Mr Green has been responsible for the studios, the UHF transmission network, Sky's geographical and channel expansion, the design and application of subscriber hardware and the construction and commissioning of Sky's uplink facility. He oversaw the introduction of Sky's digital channels in 1998 and interactive services in 2000.

Most recently Mr Green has been responsible for the negotiation and NZ beam design for the replacement of Sky's current Optus B.1 satellite with two new satellites, the first of which is to be launched in January 2006.

Tony O'Brien, director of communications

Tony O'Brien joined Sky in April 1991. Mr O'Brien has held a number of roles within Sky including commercial manager, business manager and government relations manager.

Mr O'Brien was appointed to the role of director of communications in March 2000. In his current role Mr O'Brien is responsible for Government, media and public relations, represents Sky on the Advertising Standards Authority, and is the chair of Sky's complaints committee.

Charles Ingley, director of technology

Charles Ingley was appointed to the role of director of technology in 2003 with key responsibility for IT strategy, systems, infrastructure and operations. He joined Sky as a senior engineer in 1990 and held the position of head of broadcast technology prior to his current role.

Mr Ingley holds a BSc degree in information technology and an NZCE in telecommunications and has many years of experience in the broadcasting industry in both the private and state sectors.

7.2 Corporate governance

Role of the board

The MergeCo board of directors will oversee the business of the company and will be responsible for corporate governance. The board will set corporate policies, strategic direction and oversee management with the objective of enhancing the interests of shareholders.

Management will be responsible for the implementation of corporate policies and the day-to-day running of MergeCo.



Various reports will be sent to the board in order to keep them informed of MergeCo's business. Directors will also receive operating and financial reports, and access to senior management at board and committee meetings. The board will hold regular meetings and special meetings when necessary.

Directors' fees have initially been set at $500,000 per annum. Directors can be appointed and removed from the board (subject to certain exceptions) by an ordinary resolution of shareholders.

NZSX Listing Rules will require that the board of MergeCo consist of at least two independent directors. Of the directors identified in section 7.1 above, the directors that the board of MergeCo considers will be independent directors for the purposes of the NZSX Listing Rules after the Effective Date are:

- Marko Bogoievski;[17]
- Barrie Downey; and
- John Hart.

Board committees

The board of MergeCo will establish certain committees to act for, and/or make recommendations to, the full board on certain matters.

Audit and risk committee

The audit and risk committee will be responsible for overseeing the financial and accounting activities of MergeCo including the activities of MergeCo's auditors, accounting functions, internal audit programmes, financial reporting processes and dividend policies.

The committee will operate under a formal charter and, in addition to its audit functions, will also be responsible for establishing and evaluating risk management policies and procedures for risk assessment.

Remuneration committee

The remuneration committee will be responsible for approving the compensation of senior executives of MergeCo and making recommendations to the board with respect to standards for setting compensation levels.

Policies and procedures

MergeCo will establish appropriate policies and procedures that establish guidelines and practices to be followed in certain circumstances or in relation to certain matters such as a treasury policy, communication and disclosure policy, insider trading policy and remuneration and performance evaluation policy. These policies and practices will be similar to those that Sky operated under and will be reviewed regularly by MergeCo management and the board.

Auditors

PricewaterhouseCoopers have been appointed to act as auditors of MergeCo.

Constitution

The rights attaching to the MergeCo shares are set out in MergeCo's constitution and, in certain circumstances, regulated by the Companies Act, the NZSX Listing Rules and ASX Listing Rules (once MergeCo is listed) and the general law of New Zealand.

This section is a simplified and general description of some of the rights and obligations of MergeCo shareholders. It is not intended to be an exhaustive summary of the rights and obligations of shareholders. All terms of the Scheme and MergeCo shares, except those rights and obligations implied by law or imposed by the NZSX or ASX Listing Rules, are set out in this Information Memorandum and MergeCo's constitution, both of which are available for public inspection at MergeCo's registered office and free of charge on the Companies Office website at www.companies.govt.nz.

Minority buy out rights

If, by special resolution, MergeCo:

- resolves to alter or revoke its constitution in a way which imposes or removes a restriction on the activities of the company;
- approves a major transaction;
- approves an amalgamation of the company under section 221 of the Companies Act; or
- takes any action that affects the rights attached to MergeCo shares,

any shareholder voting against the resolution is entitled to require MergeCo to purchase, or to arrange for another person to purchase, that shareholder's shares for a fair and reasonable price nominated by MergeCo, or, if the shareholder objects to such a price, a price determined by arbitration. MergeCo must comply with this requirement unless it obtains a Court exemption or arranges to have the resolution rescinded.

Appointment and retirement of directors

Under MergeCo's constitution, the number of directors must not be fewer than three and may not be more than 10.

The directors are elected by shareholders of MergeCo by ordinary resolution. This differs from the constitutions of INL and Sky which allow for directors to also be appointed by a shareholder in approximately the same proportion which their voting shares bear to the company's total voting shares. Therefore, for example, if there was a maximum of 10 directors, any shareholder holding at least 10% and less than 20% of the total voting shares would be able to appoint one director.

17 Mr Bogoievski's independence assumes Telecom is not a shareholder of MergeCo because the Telecom and News Share Transaction occurs before completion of the Scheme.

The NZSX Listing Rules require a minimum of two independent directors, or if there are eight or more directors, three or one-third (rounded down to the nearest whole number of directors) of the total number of directors, whichever is the greater.

The board may appoint directors to fill casual vacancies that occur or to add persons to the board up to the maximum number prescribed by the constitution.

At each annual meeting of shareholders, all directors appointed by the board must retire. In addition, at least one-third of the other directors must retire from office.

Authorise directors' remuneration

Any increase in directors' fees will (subject to certain limited exceptions) require approval of shareholders by ordinary resolution.

Dividends

The board, if satisfied on reasonable grounds that MergeCo will immediately after the dividend satisfy the solvency test, may authorise dividends to shareholders at such times and in such amounts as it thinks fit. There is no requirement for shareholder approval of dividends.

Except with the prior approval of all shareholders, the board may not differentiate between shareholders as to the form in which a dividend is paid other than as to currency of payment.

Entitlement to receive a dividend is dependent upon a shareholder being on MergeCo's share register on the date set by the board as the date for determining entitlement to the dividend.

Liquidation rights

In the event of a liquidation of MergeCo, the assets of MergeCo shall be applied to satisfy its liabilities. After payment of liabilities, and after provision has been made for any shares having a preference on a liquidation of MergeCo (if any), the holders of shares shall receive a share of any surplus assets in proportion to:

- the number of shares held by them; or
- if MergeCo issues shares in the future which are not fully paid up, in the case of those shares, the amounts paid upon those shares (the liquidator of MergeCo may require the shares to be fully paid up before such shareholder receives any share in surplus assets).

Meetings of shareholders

MergeCo is required to hold an annual meeting of shareholders not later than six months after the date of MergeCo's financial year end and within 15 months of the date of the preceding annual meeting.

Notice of an annual meeting must be sent to shareholders at least 10 working days before the meeting. The board must send to every shareholder, at least 20 working days before the date fixed for an annual meeting, a copy of the annual report for MergeCo.

The board may convene a special meeting of shareholders at any time. The board must convene a special meeting of shareholders upon the receipt of a written request from shareholders who hold shares carrying together not less than 5% of the voting rights entitled to be exercised on the matter in respect of which the meeting is called. Notice of a special meeting must be sent to shareholders at least 10 working days before the meeting.

The quorum for a meeting of shareholders is present if two or more shareholders or their proxies or representatives are present who are between them able to exercise 10% of the voting rights entitled to be cast at the shareholders' meeting.

Voting

Voting at a meeting of shareholders is by show of hands or by voice (at the Chairperson's discretion) unless a poll is duly demanded. On a show of hands each shareholder who is present in person or by proxy or by an authorised representative has one vote. On a poll each shareholder present in person or by proxy or by an authorised representative has one vote for each fully paid share held.

A poll may be called by:

- the Chairperson of the meeting;
- not less than five shareholders having the right to vote at the meeting;
- a shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting; or
- by a shareholder or shareholders holding shares in MergeCo which confer a right to vote at the meeting which are paid up to an aggregate amount of at least 10% of the total amount paid up on all shares that confer that right (if any).



9.1 MergeCo prospective summary consolidated statement of cash flows

The prospective summary consolidated statement of cash flows set out in this section has been prepared on a basis consistent with the MergeCo Group's accounting policies as set out in the notes to the audited financial statements of Sky, which are the accounting policies adopted by the MergeCo Group (these accounting policies are the same as those set out in the audited financial statements of INL).

The principal assumptions upon which the prospective summary consolidated statement of cash flows is based are summarised below and should be read in conjunction with section 10.6. The forecasts are short term estimates based on the existing business of Sky and the assumptions set out below.

The prospective financial information in this section constitutes a forecast as defined in New Zealand Financial Reporting Standard No. 29, 'Prospective Financial Information' and has been prepared on the basis of assumptions as to future events that the directors of MergeCo reasonably expect to occur associated with the actions the directors of MergeCo reasonably expect to take as at the date the information was prepared. This prospective summary consolidated statement of cash flows was prepared as at 9 May 2005 for use in this Information Memorandum. The forecast information may not be suitable for any other purpose. No actual results have been incorporated into the forecast. There is no present intention to update this prospective financial information or to publish prospective financial information in the future.

The directors of MergeCo approved the prospective summary consolidated statement of cash flows on 9 May 2005 and are satisfied that the assumptions adopted are in line with the actions they expect to take. They have given due care and attention to the preparation of the forecasts, including the underlying assumptions. However, forecasts, by their nature, involve risks and uncertainties, many of which are beyond the control of MergeCo. These risks and uncertainties include, but are not limited to those risks discussed in section 10.6. Accordingly, actual results are likely to vary from the prospective summary consolidated statement of cash flows and variations may be material. Therefore, the directors cannot and do not guarantee the achievement of the cash flow forecasts.

Set out below is the prospective summary consolidated statement of cash flows of the MergeCo Group for the 12 month period commencing on 12 May 2005 (the date of this Information Memorandum) to 11 May 2006, the assumptions on which the cash flows are based and the accounting policies adopted by the MergeCo Group. The MergeCo Group will not commence trading until the Scheme is implemented on 1 July 2005 (the Effective Date). Cash flows will therefore be zero until that date.

Immediately following implementation of the Scheme on the Effective Date, it is estimated that MergeCo will have net interest bearing debt of approximately $585 million, excluding finance leases.

	12 months ending 11 May 2006 $000
Net cash inflows from operating activities	127,991
Net cash outflows from investing activities	(108,899)
Net cash outflows from financing activities	(41,978)
Net decrease in cash held	(22,886)
Opening cash brought forward[18]	24,803
Closing cash carried forward	1,917

The prospective summary consolidated statement of cash flows includes the following assumptions based on the premise that MergeCo will continue on from Sky's business from 1 July 2005:

1. there will be no change in the existing economic or fiscal conditions in New Zealand which would have a material impact on the business;
2. there will be no legislative or regulatory changes that materially affect the business;
3. there will be no material costs incurred through either industrial or contractual disputes;
4. there will be no material change in programming arrangements;
5. there will be no material change in business strategy;
6. the television station and transmission infrastructure, including its facilities at 10 Panorama Road, the set top boxes and the transponders leased on the Optus satellites (both the existing B.1 satellite and the D.1 satellite that is due to be launched), will continue to operate at their expected levels of performance;
7. the New Zealand corporate income tax rate will remain at 33% and there will be no material change in tax depreciation rates;
8. there will be no material change in the current structure of the terrestrial television market and no new pay television operator will commence operating during the period. There will be no material impact on the business from the proposed launch of a "free" satellite television service by TVNZ or any other party;
9. the Scheme will be implemented on 1 July 2005 and MergeCo will commence trading at that date;

18 MergeCo will have zero cash immediately prior to implementation of the Scheme. This opening cash position includes the net cash balance of Sky immediately prior to the implementation of the Scheme.



10. for the period 1 July 2005 to 11 May 2006:
    - the US$/NZ$ exchange rate has been assumed at 0.700 and the A$/NZ$ exchange rate has been assumed at 0.900. The average effective exchange rate applied in the forecast, taking into account Sky's existing forward foreign exchange contracts, is US$/NZ$0.625 and A$/NZ$0.895;
    - the total subscriber base will increase by 4.7% to 643,118;
    - an additional net 44,709 satellite subscribers will be added and a net 19,321 UHF subscribers will be lost over the period;
    - rolling annual subscriber gross churn will remain at the current level of 15.7%;
    - subscription prices will increase by a weighted average 1.8% on 15 July 2005;
    - ARPU for the period will increase from $56.71 to $58.04 (2.3%);
11. comparing the 45 week periods ending 11 May 2005 and 11 May 2006:
    - advertising revenue will increase by 13.8%;
    - operating expenses have been forecast based on management's best estimate of the likely level of these costs which is a 11.8% increase and includes the cost of the new Optus satellite lease as an operating expense. If the satellite lease costs are excluded, operating expenses have increased by 7.7%;
12. the Optus D.1 satellite will successfully commence operation in January 2006. It will be accounted for as an operating lease;
13. MergeCo will lease a second site and a redundant uplink facility will be developed by January 2006;
14. MergeCo will launch a personal video recorder (**PVR**) decoder in December 2005 and will sell 8,400 units in the forecast period with 90% of sales being to existing subscribers at $350 per unit. $8.6 million of capital costs will be spent on the PVR in the period, which includes upgrading to MergeCo's compression, traffic management and conditional access systems. In addition to the capital cost set out above, PVR set top boxes are projected to cost US$347 per box;
15. the cost of a digital installation will be $442. These costs include the dish, labour, materials, set top box and royalties;
16. MergeCo will commence the upgrade and digitisation of its television station and spend $22.9 million in the forecast period;
17. INL will repay to Sky the $14.6 million of cash forecasted to be owing at 1 July 2005 under the INL/Sky tax loss off-set agreement;
18. Sky will have fully utilised its tax losses and MergeCo will be a full tax payer over the period;
19. there will be no tax liability arising from any Inland Revenue investigation into the Scheme;
20. there will be no costs arising from any historical INL liabilities other than those which have been provided for;
21. MergeCo will borrow $499 million of bank debt under a $660 million unsecured revolving credit facility and this debt will be used to partially fund payments to Sky Minority Shareholders and INL shareholders under the Scheme;
22. interest costs of 7.4% will be incurred on funding drawn under the revolving credit bank facility and a 0.25% commitment fee on any undrawn but committed funding;
23. a fee of 0.65% will be paid on the A$40 million letter of credit it has extended to Optus;
24. all of Sky's existing Capital Notes will be assumed by MergeCo and the coupon will continue at a rate of 9.3% per annum, payable quarterly;
25. Sky's call options held by Sky executives and directors will be cancelled for a cash payment of $9.0 million by Sky on the Effective Date; and
26. the forecast does not include any dividend payments by MergeCo as the MergeCo board has not formally considered its future dividend policy.

9.2 Pro forma statement of financial position for MergeCo

The pro forma unaudited statement of financial position has been prepared to provide an illustration of the structure of MergeCo's statement of financial position assuming the Scheme detailed in this Information Memorandum had been implemented as at 31 December 2004. The pro forma unaudited statement of financial position does not purport to reflect the expected future performance or financial position of MergeCo.

The following principal assumptions have been made in compiling the pro forma unaudited statement of financial position as at 31 December 2004:

1. MergeCo's acquisition of the shareholdings in INL (for 0.8360 of an ordinary share in MergeCo plus $1.78 cash) and Sky (for one ordinary share in MergeCo plus $1.28 cash) occurs on 31 December 2004;
2. the value of the MergeCo shares issued as part consideration for the INL and Sky shareholdings acquired under the Scheme is based on $6.40 per Sky share;
3. dividends paid of $48.6 million to Sky shareholders and $45 million to INL shareholders subsequent to 31 December 2004 and prior to 1 May 2005 have been reflected in the pro forma unaudited statement of financial position;
4. MergeCo amalgamates with INL and Sky on 31 December 2004 to form a single entity;
5. MergeCo obtained bank finance of approximately $757 million on 31 December 2004 to fund cash payments to be made to INL and Sky shareholders;

6. on 31 December 2004 MergeCo repays $260 million of the bank finance obtained on 31 December 2004;
7. all of the existing Sky Capital Notes will be assumed by MergeCo;
8. the fair value exercise performed in relation to Sky's identifiable assets and liabilities does not result in any change to the identifiable assets and liabilities recorded by the INL group in relation to Sky. As a result, MergeCo records intangible assets and goodwill of $1.4 billion following the completion of the Scheme; and
9. MergeCo has not adopted NZ IFRS as at 31 December 2004, and any potential adjustments arising from transition to NZ IFRS are not considered.

Based on these assumptions, MergeCo's assets would have consisted of 100% ownership of the Sky and INL businesses and the additional debt raised (less the $260 million repayment) for the purchase of the INL and Sky shareholdings as at 31 December 2004.

Pro forma statement of financial position as at 31 December 2004

	INL Group 31 Dec 2004 audited $000	Adjustments unaudited $000	Ref	MergeCo 31 Dec 2004 unaudited $000
Shareholders' funds	1,265,991	(292,568)	i	973,423
Current liabilities				
Payables and accruals	82,061	0		82,061
Borrowings	21,109	0		21,109
Income tax payable	386	0		386
	103,556	0		103,556
Non-current liabilities				
Term borrowings	22,962	496,788	ii	519,750
Capital notes	109,404	0		109,404
	132,366	496,788		629,154
Total Liabilities and Equity	1,501,913	204,220		1,706,133
Current assets				
Cash and short term investments	315,936	(315,936)	iii	0
Receivables and prepayments	43,104	0		43,104
Programming rights	20,691	0		20,691
	379,731	(315,936)		63,795
Non-current assets				
Fixed assets	257,172	0		257,172
Intangible assets and goodwill	859,415	520,156	iv	1,379,571
Future tax benefit	5,595	0		5,595
	1,122,182	520,156		1,642,338
Total Assets	1,501,913	204,220		1,706,133

Adjustments to INL 31 December audited statement of financial position

i The net adjustment comprises the cash paid as part consideration for the acquisition of the INL shareholding under the Scheme (assumption 1), dividends paid by INL ($45 million) and Sky ($48.6 million) (assumption 3), and the acquisition of the shareholdings in Sky under the Scheme (assumption 1, assumption 2).

ii Reflects the new MergeCo debt raised of $757 million (assumption 5) less the $260 million repayment of bank finance (assumption 6).

iii Reflects the dividends paid by INL ($45 million) and Sky ($48.6 million) (assumption 3) and the $260 million repayment of bank finance (assumption 6).

iv Reflects the fair value exercise performed in relation to the Sky business identifying intangible assets and goodwill of $1.4 billion (assumption 8).





Accounting policies

The accounting polices applied in the preparation of the pro forma statement of financial position are consistent with those applied in INL's 30 June 2004 and 31 December 2004 financial statements (refer to Annexure C).

The accounting policies are in accordance with New Zealand Financial Reporting Standards applicable at 30 June 2004 and 31 December 2004. The pro forma statement of financial position has not been prepared in accordance with NZ IFRS which may be applied for periods beginning on or after 1 January 2005. This is because at the date of this Information Memorandum, the board of MergeCo is not in a position to consider when MergeCo should transition to NZ IFRS.

Impact of International Financial Reporting Standards

In December 2002 the New Zealand Accounting Standards Review Board announced that NZ IFRS will apply to all New Zealand entities for the periods commencing on or after 1 January 2007. In adopting International Financial Reporting Standards (**IFRS**) for issue as NZ IFRS, certain adaptations have been made to reflect New Zealand circumstances. Entities will also have the option of voluntarily adopting NZ IFRS early for periods beginning on or after 1 January 2005.

In complying with NZ IFRS MergeCo will also be in compliance with IFRS. A NZ IFRS adoption date has not been set by the MergeCo directors.

The differences between existing NZ GAAP and NZ IFRS identified to date as potentially having a significant effect on the MergeCo financial position include:

- the accounting treatment of financial instruments;
- the recognition of deferred tax; and
- the determination of goodwill, and requirement to perform annual impairment tests.

This should not be taken as an exhaustive list of all the differences between NZ GAAP and NZ IFRS. It is possible that future developments to IFRS will change the nature of the adjustments required by the time MergeCo reports its first financial statements prepared under NZ IFRS.



9.3 Auditors' reports



KPMG Centre
135 Victoria St
P O Box 996
Wellington
New Zealand

Telephone +64 (4) 382 8800
Fax +64 (4) 802 1224
Internet www.kpmg.co.nz

The Directors
Independent Newspapers Limited
PO Box 9047
Wellington

9 May 2005

Dear Directors

We have prepared this report for inclusion in this Information Memorandum dated 12 May 2005.

As auditor of Independent Newspapers Limited, and in accordance with the requirements of the Securities Act 1978 and Clause 42 of the First Schedule of the Securities Regulations 1983, we report as follows:

Audited financial statements of Independent Newspapers Limited and its subsidiaries ("the group")

We audited the financial statements set out in Annexure C. These financial statements are required by Clauses 23 to 38 of the First Schedule of the Securities Regulations 1983. The financial statements provide information about the past financial performance of the group and its financial position as at 30 June 2004. This information is stated in accordance with the accounting policies set out in the notes to the financial statements set out in Annexure C.

Interim financial statements for the six months to 31 December 2004 are included on the same pages as the financial statements.

Directors' responsibilities

The Directors were responsible for the preparation of financial statements which gave a true and fair view of the financial position of the group as at 30 June 2004 and 31 December 2004 and the results of its operations and cash flows for the year ended on 30 June 2004 and the six months ended on 31 December 2004.

Auditor's responsibilities

It was our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to the Directors.

Basis of opinions

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgments made by the directors in the preparation of the financial statements; and
- whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We conducted our audits in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audits so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the group in relation to taxation and general accounting services. Partners and employees of our firm may also deal with the group on normal terms within the ordinary course of trading activities of the business of the group. These matters have not impaired our independence as auditors of the group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

Unqualified opinions

We obtained all the information and explanations we required.

In our opinion:

- proper accounting records were kept by the group as far as appeared from our examination of those records;
- the financial statements for the year ended 30 June 2004 and the six month period ended 31 December 2004 set out in Annexure C that are required by Clauses 23 to 38 of the First Schedule of the Securities Regulations 1983 and that are required to be audited:
  - comply with these regulations;
  - subject to these regulations, comply with New Zealand generally accepted accounting practice; and
  - give a true and fair view of the financial position of the group as at 30 June 2004 and 31 December 2004 and the results of its operations and cash flows for the year ended 30 June 2004 and the six month period ended 31 December 2004.

Our audit of the financial statements for the year ended 30 June 2004 was completed on 20 August 2004 and our unqualified opinion is expressed at that date. Our audit of the interim financial statements for the six months ended 31 December 2004 was completed on 9 May 2005 and our unqualified opinion was expressed as at that date.

Historical summary of financial statements

In respect of the amounts stated pursuant to clauses 8(2) and 8(3) of the First Schedule of the Securities Regulations 1983, included in the historical summary of financial statements set out in Annexure C, in our opinion the amounts for the five years to 30 June 2004 and the six month period to 31 December 2004 have been correctly taken from the audited consolidated financial statements of Independent Newspapers Limited.

Directors' responsibilities

The Directors are responsible for the preparation of this Information Memorandum, including INL's financial statements, interim financial statements and historical summary of financial statements. It is our responsibility to report on the matters contained in this report. KPMG takes no responsibility for, nor do we report on, any part of the Information Memorandum not mentioned in this report.

Your sincerely

Andrew Dinsdale
Partner







KPMG Centre
135 Victoria St
P O Box 996
Wellington
New Zealand

Telephone +64 (4) 382 8800
Fax +64 (4) 802 1224
Internet www.kpmg.co.nz

The Directors
Independent Newspapers Limited
PO Box 9047
Wellington

The Directors
Merger Company 2005 Limited
PO Box 9059
Wellington

9 May 2005

Dear Directors

Pro forma statement of financial position of Merger Company 2005 Limited ("MergeCo") and its subsidiaries

We have performed the procedures agreed with you in our engagement letter dated 22 November 2004 in connection with the MergeCo pro forma statement of financial position set out in Section 9.2 of the Information Memorandum. Our engagement was undertaken in accordance with the basic principles and general guidance set out in the Agreed Upon Procedures Standards and Guidelines of the Institute of Chartered Accountants of New Zealand. We disclaim assumption of any responsibility for the adequacy or otherwise of the procedures requested by you.

The procedures were performed solely to support the disclosure of the financial information with respect to MergeCo in the Information Memorandum. The procedures performed do not constitute either an audit or review and consequently, we do not express any assurance on the MergeCo pro forma statement of financial position.

The procedures we performed can be summarised as follows:

- Agree the Sky information included in the MergeCo pro forma statement of financial position as at 31 December 2004 to the audited financial statements of Sky as at 31 December 2004.
- Agree INL information included in the MergeCo pro forma statement of financial position as at 31 December 2004 to the audited financial statements of INL as at 31 December 2004.
- Compile the consolidation of the MergeCo statement of financial position in accordance with FRS-36 Accounting For Acquisitions Resulting in Combinations of Entities or Operations.
- Ensure that MergeCo's statement of financial position has been presented in accordance with the documented assumptions with respect to MergeCo's business.

We report our findings as follows:

- The Sky information included in the MergeCo pro forma statement of financial position as at 31 December 2004 agreed to the audited financial statements of Sky as at 31 December 2004.
- The INL information included in the MergeCo pro forma statement of financial position as at 31 December 2004 agreed to the audited financial statements of INL as at 31 December 2004.
- The consolidated statement of financial position of MergeCo was compiled in accordance with FRS-36 Accounting For Acquisitions Resulting in Combinations of Entities or Operations. The compilation was limited primarily to the collection, classification and summarisation of financial information supplied by INL.
- MergeCo's pro forma statement of financial position has been presented in accordance with the documented assumptions with respect to MergeCo's business.

Our report relates only to the items specified above and does not extend to any other financial information of MergeCo.

We completed the procedures on 29 April 2005 and our findings are reported as at that date.

Directors' responsibilities

The Directors of INL and MergeCo are responsible for the preparation of this Information Memorandum, including MergeCo's pro forma statement of financial position contained therein. It is our responsibility to report on the matters contained in this report. KPMG takes no responsibility for, nor do we report on, any part of the Information Memorandum not mentioned in this report.

Your sincerely

Andrew Dinsdale
Partner

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
188 Quay Street
Private Bag 92162
Auckland, New Zealand
DX CP24073
www.pwc.com/nz
Telephone +64 9 355 8000
Facsimile +64 9 355 8001

The Directors
Sky Network Television Limited
PO Box 9059
Newmarket
Auckland

9 May 2005

Auditor's report for inclusion in the Information Memorandum

Dear Directors

As auditors of Sky Network Television Limited ("the Company") we have prepared this report pursuant to clause 42 of the First Schedule of the Securities Regulations 1983 for inclusion in an Information Memorandum to be dated 12 May 2005.

Directors' responsibilities

The Company's Directors are responsible for the preparation and presentation of:

(a) the financial statements which give a true and fair view of the state of affairs of the Company and its subsidiary ("the Group") as at 30 June 2004 and as at 31 December 2004, and its financial performance and cash flows for the year ended on 30 June 2004 and the six month period ended 31 December 2004, as required by clauses 23 to 38 of the First Schedule of the Securities Regulations 1983;

(b) the summary of financial statements of the Group for the years ended 30 June 2000, 2001, 2002, 2003 and 2004 and the six month period ended 31 December 2004, as required by clauses 8(2) and 8(3) of the First Schedule of the Securities Regulations 1983.

Auditor's responsibilities

We are responsible for expressing an independent opinion on the financial statements of the Group for the year ended 30 June 2004 and the six month period ended 31 December 2004, presented by the Directors and reporting our opinion in accordance with clause 42(1) of the First Schedule of the Securities Regulations 1983.

We are also responsible for reporting, in accordance with clauses 42(1)(g) of the First Schedule of the Securities Regulations 1983, on the amounts included in the summary of financial statements of the Group for the years ended 30 June 2000, 2001, 2002, 2003 and 2004, and the six month period ended 31 December 2004.

We carry out other assignments on behalf of the Group in the areas of assurance and advisory services. In addition, certain partners and employees of our firm may deal with the Group on normal terms within the ordinary course of trading activities of the Group. We have no other relationships with or interests in the Group.

PRICEWATERHOUSECOOPERS

Basis of opinion on the financial statements

An audit of the financial statements includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

(a) the significant estimates and judgements made by the Directors in the preparation of the financial statements; and

(b) whether the accounting policies used and described in Annexure D are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We have conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of the information in the financial statements.

Basis of opinion on the summary of financial statements

We have undertaken procedures to provide reasonable assurance that the amounts set out in the summary of financial statements of the Group in Annexure D, pursuant to clauses 8(2) and 8(3) of the First Schedule of the Securities Regulations 1983, have been correctly taken from the audited financial statements of the Group for the years ended 30 June 2000, 2001, 2002, 2003 and 2004, and the six month period ended 31 December 2004.

Unqualified opinion on the financial statements and the summary of financial statements

We have obtained all the information and explanations we have required.

In our opinion:

(a) proper accounting records have been kept by the Group as far as appears from our examination of those records;

(b) the financial statements of the Group, in Annexure D of this Information Memorandum, as required by clauses 23 to 38 of the First Schedule of the Securities Regulations 1983, and that are required to be audited, have been drawn up to:

  (i) comply with the Securities Regulations 1983;

  (ii) subject to the Securities Regulations 1983, comply with generally accepted accounting practice in New Zealand; and

  (iii) give a true and fair view of the state of affairs of the Group as at 30 June 2004 and 31 December 2004 and its financial performance and cash flows for the year ended 30 June 2004 and the six month period ended 31 December 2004;

(c) the amounts or details set out in the summary of financial statements, in Annexure D of this Information Memorandum, as required by clauses 8(2) and 8(3) of the First Schedule of the Securities Regulations 1983, have been correctly taken from the audited financial statements of the Group from which they were extracted.

Yours faithfully

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
Auckland

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
188 Quay Street
Private Bag 92162
Auckland, New Zealand
DX CP24073
www.pwc.com/nz
Telephone +64 9 355 8000
Facsimile +64 9 355 8001

The Directors
Merger Company 2005 Limited
PO Box 9059
Newmarket
Auckland

9 May 2005

Independent accountant's report for inclusion in the Information Memorandum

Dear Directors

As a qualified auditor we have prepared this report on Merger Company 2005 Limited ("the Company") pursuant to clause 42 of the First Schedule of the Securities Regulations 1983 for inclusion in an Information Memorandum to be dated 12 May 2005.

Directors' responsibilities
The Company's Directors are responsible for the preparation and presentation of the prospective summary statement of cash flows of the Company for the year from 12 May 2005 to 11 May 2006, including the assumptions on which they are based.

Independent accountant's responsibilities
We are responsible for reporting, in accordance with clause 42(2) of the First Schedule of the Securities Regulations 1983 on the prospective summary statement of cash flows of the Company for the year from 12 May 2005 to 11 May 2006, which have been prepared and presented by the Directors.

We carry out other assignments on behalf of the Company in the areas of assurance services. We have no other relationships with or interests in the Company.

Basis of opinion on the prospective summary statement of cash flows
To meet our reporting responsibilities we have examined the prospective summary statement of cash flows for the year from 12 May 2005 to 11 May 2006 to confirm that, so far as the accounting policies and calculations are concerned, the prospective summary statement of cash flows has been properly compiled on the footing of the assumptions made or adopted by the Directors as set out in section 9.1 of this Information Memorandum and are presented on a basis consistent with the accounting policies adopted by the Company.

Unqualified opinion on the prospective summary statement of cash flows
In our opinion, the prospective summary statement of cash flows for the year from 12 May 2005 to 11 May 2006 so far as the accounting policies and calculations are concerned, have been properly compiled on the footing of the assumptions made or adopted by the Directors of the Company as set out in section 9.1 of this Information Memorandum and are presented on a basis consistent with the accounting policies adopted by the Company.

Actual results are likely to be different from the prospective financial information since anticipated events frequently do not occur as expected and the variation could be material. Accordingly, we express no opinion as to whether the prospective financial information will be achieved.

Yours faithfully

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
Auckland

10.1 What sort of investment is this?

The Scheme is the proposed acquisition of all the shares of INL and all of the Sky Minority Shares by MergeCo and an amalgamation of those companies by way of a court-approved scheme of arrangement under Part XV of the Companies Act. Under the Scheme, INL's shareholding in Sky (held by INL and INL's wholly-owned subsidiary Mercer Investments Limited) will be cancelled for no consideration and MergeCo will be renamed "Sky Network Television Limited".

The Scheme involves MergeCo acquiring all of the outstanding INL shares and Sky Minority Shares on the Effective Date. INL shareholders and Sky Minority Shareholders will receive MergeCo shares as part of the consideration as set out in section 2.2. A total of 389,139,785 fully paid ordinary shares in MergeCo will form part of the consideration paid to INL shareholders and Sky Minority Shareholders under the Scheme.

Each MergeCo share gives the holder the right to:

- attend and vote at a meeting of MergeCo, including the right to cast one vote per MergeCo share on a poll at any resolution, including but not limited to a resolution to:
  - appoint or remove a director or auditor;
  - alter MergeCo's constitution;
  - approve a major transaction;
  - approve an amalgamation of MergeCo under section 221 of the Companies Act; and
  - put MergeCo into liquidation;
- an equal share in any distribution, including dividends, if any, authorised by the board;
- an equal share in the distribution of the surplus assets in any liquidation of MergeCo; and
- be sent certain financial and other information relating to MergeCo.

These rights are the same as the rights of INL shareholders and Sky shareholders under the current constitutions of those companies and the Companies Act.

MergeCo shares have been accepted for listing by NZX and will be quoted on completion of allotment procedures. However, NZX accepts no responsibility for any statement in this Information Memorandum.

Application has been made to ASX for MergeCo shares to be quoted on the ASX. All requirements of ASX relating thereto that can be complied with on or before the date of this Information Memorandum have been duly complied with. However, ASX accepts no responsibility for any statement in this Information Memorandum.

10.2 Who is involved in providing it for me?

Issuer

Merger Company 2005 Limited is the issuer of the MergeCo shares. Merger Company 2005 Limited was incorporated in New Zealand on 25 January 2005 and its registered office is situated at:

10 Panorama Road
Mt Wellington
Auckland

Promoters

INL and its directors, and Sky and its directors are promoters of the Scheme.

Each director of INL is a promoter. They are:

- Kenneth Edward Cowley, Clifton Gardens, N.S.W.
- Robert William Bryden, Wellington
- Theresa Elizabeth Gattung, Wellington
- John Murray Hunn, Wellington
- Peter John Macourt, Epping, N.S.W.
- Humphry John Davy Rolleston, Christchurch

The registered address of INL and the address at which INL's directors can be contacted is:

Level 3
Optimation House
1 Grey Street
Wellington

Each director of Sky is a promoter. They are:

- Peter John Macourt, Epping, N.S.W.
- Robert William Bryden, Wellington
- Marko Bogoievski, Wellington
- Albert Barrie Downey, Auckland
- John Michael Fellet, Auckland
- John Bernard Hart, Auckland
- Michael Bruce Miller, Balmain, N.S.W.

The registered address of Sky and the address at which Sky's directors can be contacted is:

10 Panorama Road
Mt Wellington
Auckland

Activities of MergeCo

MergeCo currently has no business. Following completion of the Scheme the principal activities of MergeCo will be what are currently the principal activities of Sky. Sky's principal activity is the provision of pay television services. The principal activities of Sky are described more fully in Section 5.

10.3 How much do I pay?

Under the Scheme, MergeCo shares will be issued to you fully paid as partial consideration for your INL or Sky shares. No money is payable by you for MergeCo shares which you will be allotted under the Scheme.

10.4 What are the charges?

INL and Sky shareholders are not required to pay any charges to MergeCo, INL or Sky (or their associated persons) in relation to the Scheme.

Expenses relating to the Scheme to be paid by MergeCo, INL and Sky are set out in section 11.27 under the heading "Expenses of the offer".

Should you wish to sell any MergeCo shares once issued to you, you may be required to pay brokerage charges to the sharebroker who organises such sale for you (such charges are set by the sharebroker).

10.5 What returns will I get?

Shareholders will be entitled to receive or benefit from any dividends paid by MergeCo and to any other returns attaching to MergeCo shares. Shareholders may also benefit from any increases in the market price of their MergeCo shares if they sell them. The market price of MergeCo shares may also decline.

The key factors that determine the returns are:

- the future performance of MergeCo;
- the gains and losses in the market price of MergeCo shares;
- the board's decisions in relation to dividends or distributions;
- applicable taxes; and
- reserves and retentions.

Nothing contained in this Information Memorandum should be construed as a promise of profitability, and MergeCo can give no assurance about the amount of dividends, if any, it will pay or the level of imputation credits attached to its dividends in the future. Dividends may be withheld by the directors in their discretion. Accordingly, as at the date of this Information Memorandum the frequency and dates of returns from MergeCo shares, including future dividend payments, have not been determined and no return, quantifiable as at the date of this Information Memorandum, has been promised.

MergeCo has no history of dividend payments because it does not have any business.

The dividend policy of MergeCo after the Scheme is effected is yet to be determined by the board of MergeCo.

The information set out in this section should be read in conjunction with the information set out in section 10.6. The factors described in that section could reduce or eliminate the dividends or other returns intended to be derived from holding MergeCo shares.

New Zealand taxes may affect the return to investors. Dividends will be subject to New Zealand withholding tax and final taxes but the investor's New Zealand tax liability in respect of such taxes may be reduced or satisfied to the extent the dividends have imputation credits attached. In addition, in some cases gains on the sale of MergeCo shares may be taxable.

All references to taxation in this Information Memorandum are of a general nature only, and are not (and should not be construed as) legal or taxation advice to any shareholder. Shareholders should consult their own taxation or other financial advisers concerning the taxation implications of owning and/or disposing of MergeCo shares in light of their own particular circumstances.

MergeCo is the entity that is legally liable to pay distributions on MergeCo shares.

If you sell any of your MergeCo shares, the purchaser of those shares will be legally liable to pay you the purchase price of those shares.

Neither MergeCo nor INL or Sky, nor any of their directors or other person named in this Information Memorandum, guarantees the MergeCo shares, nor the amount or payment of any returns on them.

10.6 What are my risks?

Overview

Shareholders of both INL and Sky need to consider various risks in relation to the proposed Scheme, including those described in this section.

Certain risks arise out of implementation of the Scheme (including the risk for Sky Minority Shareholders through the assumption by MergeCo of INL's residual liabilities, the risk relating to any Fairfax Claim, taxation risk, the impact of IFRS on Sky, and the risk relating to the regearing of the Sky business). There is also a risk that some or all of the expected benefits of the Scheme may not be realised. These risks are set out in more detail in section 3.7.

Following the implementation of the Scheme, MergeCo will own 100% of Sky and INL and then all three companies will be amalgamated, with MergeCo as the surviving company. Therefore, the principal business risks faced by MergeCo after the implementation of the Scheme will be those already faced by Sky's business immediately prior to the implementation of the Scheme.

The principal risks to investors are that:

- they may not be able to recoup their original investment; or
- they may receive none of, or less than, the returns referred to under the heading "What returns will I get?" in section 10.5.





This could occur for a number of reasons, including if:

- the price at which shareholders are able to sell their MergeCo shares is less than the equivalent price paid for their INL or Sky shares due to changes in the operating and/or financial performance of MergeCo and market circumstances;
- they are unable to sell their MergeCo shares at all because there is no market for them; or
- MergeCo is placed in receivership or liquidation with the result that investors receive none, or only some, of their original investment.

In addition, share prices and returns can be adversely affected by prevailing economic conditions irrespective of MergeCo's performance. Other key risks faced by MergeCo that may impact on its performance and, accordingly, the value of and returns on MergeCo shares are described below. Any significant adverse impact on the performance of MergeCo will affect the carrying value of its assets and, in particular, would require potential impairment of identified intangible assets and goodwill. Any reduction in carrying values due to impairment would be expensed in the period's profit and loss account and would reduce reported profit.

INL and Sky shareholders are encouraged to consider carefully the following risk factors, in addition to the other information contained in this Information Memorandum.

If any of the following risks actually occur, MergeCo's business could be harmed. In that case, the trading price or value of MergeCo's shares could decline, MergeCo may be unable to make distributions and investors may lose all or part of the value of their investment.

Company-specific risks

Economic conditions

MergeCo will be exposed to the risk of a general downturn in the New Zealand economy. This could reduce the value of the business by, for example, reducing the rate of growth of MergeCo's customer base or by reducing its advertising revenues.

Foreign currency

MergeCo will be heavily exposed to the risk of changes in the NZ$/US$ and NZ$/A$ exchange rates. A large proportion of MergeCo's programming costs will be denominated in US dollars. In addition, MergeCo will purchase set top boxes with US dollars. MergeCo's revenues will be denominated in New Zealand dollars. An adverse change in the NZ$/US$ or NZ$/A$ exchange rates would have an adverse effect on MergeCo's net surplus. In the short-term, this risk will be mitigated by MergeCo's policy of hedging its foreign currency exposure.

Programming

MergeCo's rights to broadcast sports events, especially rugby, will be important to its ability to attract and retain customers. Sky's rights to broadcast Super 12, Tri-Nations, Bledisloe Cup and NPC rugby matches were re-negotiated in 2005. A failure in the future by MergeCo to retain some or all of these rights may have a material adverse effect on MergeCo's business.

Technology/IP

MergeCo will broadcast services using UHF and satellite transmission technologies. MergeCo will be exposed to the risk that other technologies, such as cable transmission or asynchronous digital subscriber line technologies, could be used to provide competing services. This risk will be mitigated by the arrangements Sky entered into with TelstraClear and Telecom, two potential competitors to MergeCo. Under these arrangements, TelstraClear and Telecom have agreed to use Sky content in their own product offerings until 2009 and 2008 respectively.

Advances in transmission technology

MergeCo expects to continue to broadcast using the UHF technology at least until its initial licences expire in 2010 and the satellite transmission technology on an ongoing basis. Sky has invested a significant amount of money in these technologies and MergeCo's expectations for future capital expenditure are based on maintaining its existing platforms. If, for reasons of customer demand or restrictions on technology availability, it becomes necessary for MergeCo to use a new type of transmission technology, MergeCo may have to invest a large amount of money to acquire this technology. This expenditure may have an adverse impact on the cash flow Sky has available to make payments to its debt and equity providers.

Competition

MergeCo will compete with FTA television broadcasters, principally TVNZ as well as CanWest, Prime TV and other broadcasters, for market share and for advertising revenues. MergeCo will be exposed to the risk of reductions in its subscriber base and to changes in its share of television advertising and in television's share of total media advertising. A loss of market share to other broadcasters could have an adverse effect on MergeCo's business.

These risks are heightened by the Government's in principle decisions in August 2003 to make digital terrestrial television spectrum available. These decisions open up the possibility for other broadcasters and new entrants to transmit digital programmes. The Government also invited TVNZ and MTS to develop digital television plans. TVNZ's 2003/04 Annual Report records that it is exploring digital satellite transmission, and it has recently acquired additional capacity on Optus' current satellite.

Both existing broadcasters and new entrants would need to acquire additional and compelling content, to be able to attract a sufficiently large customer base to earn either the advertising or subscription revenue necessary to fund digital television. This additional content could be costly. However, there is a possibility that Government funding may be made available to FTA broadcasters, notably TVNZ, to develop digital television services.

Dependence on continued growth and maintenance of subscriber base

MergeCo's ability to grow its customer base and subscription revenues will be reduced by churn. Churn is affected by a wide range of factors, including changes in programming and subscription prices. Unanticipated increases in churn would have an adverse effect on MergeCo's business.

Interruption to business

Sky is dependent on the use of an Optus satellite for its digital satellite services. Sky currently leases and uses capacity on the B.1 satellite that, based on current estimates, will come to the end of its useful life (in terms of use by Sky) in January 2007. Sky has entered into a contract with Optus under which MergeCo will lease transponder capacity on a new Optus D.1 satellite which Optus plans to launch in January 2006 to replace the B.1 satellite (in the same orbital location) and will also have the ability to use capacity on a new D.2 satellite which Optus plans to launch in 2007.

Should the current Optus satellite service levels significantly degrade or become unavailable before D.1 and/or D.2 are in service, MergeCo may not be able to secure any replacement transponder capacity to provide an acceptable level of service to its subscribers. Even if alternative transponder capacity is available, it would need to be repositioned to the same orbital location as the Optus B.1 satellite or, if this was not feasible, MergeCo would need to repoint subscribers' satellite dishes. Repointing of subscriber dishes requires specialist tools and expertise and it has been estimated that approximately 12 months would be required to accurately repoint all existing subscribers' dishes to an alternative position.

Among other things, satellite broadcasts may be disrupted for various reasons, including:

- transponder failure or other degradation of satellite electronics;
- exhaustion of fuel for satellite station keeping;
- premature aging of the solar cells which power the satellite;
- malfunctions in ground control stations that cause the satellite to drift off its station and therefore become unable to transmit signals to the designated area;
- damage from space debris;
- faulty systems, software, mechanical devices or latent faults in construction; and
- faulty operation or other causes.

A failure of the Optus B.1 satellite, or the failure or delay of the launch and commissioning of the D.1 and/or D.2 satellites, in circumstances where an alternative satellite cannot quickly be placed in the same orbital location as the B.1 satellite, is likely to result in a serious disruption or suspension of MergeCo's operations for a significant period of time and have a material adverse effect on MergeCo's business. The terms of the contracts that Sky has with Optus, which reflect industry practice, mean that MergeCo is unlikely to have any significant remedy against Optus in this circumstance. MergeCo is not insured for the risk of satellite failures due to the prohibitive cost and terms of such insurance.

Single site

MergeCo's major business functions will operate from a single site in the Auckland suburb of Mt Wellington. The operation of MergeCo's services could be interrupted if this site incurred significant damage. This would have an adverse effect on MergeCo's business subject to MergeCo's ability to recommence interrupted services by either restoring its Mt Wellington facilities or using the facilities of third parties.

Infrastructure upgrade

Sky has embarked on a project to upgrade its broadcast infrastructure from its current analogue technology to digital technology. This project will occur over several years. While MergeCo will take advice from international consultants and work closely with equipment vendors, there is a risk that the new broadcast infrastructure will not meet expectations when it is commissioned, which could adversely impact MergeCo's ability to offer multi-channel pay television services.

Regulatory risk

The operation of MergeCo's business will be dependent on holding radio spectrum licence rights under the Radiocommunications Act 1989.

The Government has recently confirmed its practice of granting administrative licences for the uplink transmissions to Sky's satellites, and the protection of the downlink frequencies in those licences. It has also confirmed that satellite uses have priority to the 11.7-12.75 GHz band, in which Sky's downlink transmissions operate.

The Government's recent announcement of a Satellite Allocation Plan raises the risk of a satellite at 158°E potentially causing interference to transmissions from the back-up Optus D.2 satellite at 156°E. Optus is discussing technical co-ordination issues with the Ministry of Economic Development regarding its future satellite operations.

Sky's UHF television licences, on which four of its UHF analogue channels are transmitted, expire on 11 March 2010. As set out in section 5.2, the Government made renewal offers to incumbent licensees in April 2005. Sky is currently considering the best approach in relation to the offers.

Under Sky's agreement with MTS, under which Sky transmits MTS, MTS has agreed not to cause interference to customer UHF set top boxes in the frequencies held by MTS. If this agreement is not renewed beyond 11 March 2010, and MTS instead transmitted using its own frequencies, interference could be caused to Sky's set top boxes. MergeCo will have to consider this issue closer to 2010.





While access to Sky's set top boxes and transmission systems is currently not regulated, the Ministry of Economic Development in 2003 was directed to monitor the terms of access to satellite capacity and availability of receivers. If access to MergeCo's transmission systems or set top boxes were regulated, or any other additional regulation introduced, such as anti-siphoning regulation (requiring MergeCo to permit simultaneous broadcasting by a FTA broadcaster) or local content requirements, there could be an adverse impact on the MergeCo business.

Relationship with News

Sky currently has a strong working relationship with News which has a 43.7% holding in INL, Sky's majority shareholder. This relationship has historically been beneficial to Sky, assisting it with securing exclusive broadcast rights to key events such as the SANZAR series of rugby matches and NRL rugby league. Any deterioration of this relationship could potentially negatively impact MergeCo's access to these, and other, sporting events.

Taxation

Any change in the rate of tax on company income, or on the rules that permit companies to carry forward and utilise past tax losses, could have an adverse effect on MergeCo's profitability and shareholder returns.

Interest rate risk

MergeCo's new debt facilities will be subject to floating interest rates. MergeCo intends to enter into one or more agreements to fix a portion of the interest costs on these debt facilities. However, to the extent that these agreements do not completely fix the interest costs and depending on the term of the agreements, fluctuations in interest rates in future periods may have an adverse effect on MergeCo's interest costs.

Loss of key personnel

The success of the Sky business in recent years has been due in part to the skills and expertise of key personnel. The continued success of the business will be dependent on the retention of these key personnel. If MergeCo were unable to retain some of these employees it may have an adverse effect on the business.

Consequences of insolvency

Shareholders will not be liable to pay any additional money to any person in the event of the insolvency of MergeCo. All claims of creditors or other persons against MergeCo rank ahead of the claims of shareholders in the event of any liquidation or winding up of MergeCo. All shareholders rank equally among themselves upon a winding up or liquidation of MergeCo, in each case for an equal share per MergeCo share of any surplus assets of MergeCo, after payment or discharge of all prior claims. No other persons currently rank equally with the claims of shareholders.

Identification of intangible assets

The recognition of the underlying intangible assets is a merit of the Scheme as identified in section 3.3. Should the intangible assets identified arising from the Scheme be considered to have finite useful lives, then those intangible assets would be required to be amortised to the statement of financial performance over the relevant period. This would result in a reduction in MergeCo's future reported earnings but does not impact cash flows.

10.7 Can the investment be altered?

The full terms and conditions under which investors may participate in the Scheme are set out in this Information Memorandum and the Arrangement Plan.

The rights attaching to MergeCo shares will be governed by MergeCo's constitution and the Companies Act. The constitution may only be altered by a special resolution of shareholders, subject to the rights of interest groups under the Companies Act, or in certain circumstances by Court order. Section 117 of the Companies Act restricts MergeCo from taking any action that affects the rights attached to MergeCo shares unless that action has been approved by a special resolution of shareholders whose rights are affected by the action. Under certain circumstances, a shareholder whose rights are affected by a special resolution may require MergeCo to purchase its MergeCo shares. These protections for MergeCo shareholders are substantially similar to the protections afforded to existing Sky shareholders and INL shareholders.

10.8 How do I cash in my investment?

You will be entitled to sell your MergeCo shares, subject to compliance with MergeCo's constitution, the Takeovers Code, the NZSX and ASX Listing Rules, applicable securities laws and regulations and the Overseas Investment Regulations, and to the continuation of an active trading market. See section 2.9 for more information. As at the date of registration of this Information Memorandum, there is no established market for MergeCo shares. In MergeCo's opinion, a market for MergeCo shares is likely to develop.

No charges are payable to MergeCo, INL or Sky in respect of the sale of MergeCo shares although sales made through a sharebroker may incur brokerage fees.



10.9 Who do I contact with enquiries about my investment?

If you have any questions about MergeCo shares, please contact your usual investment adviser. Alternatively you can contact:

First NZ Capital
282-292 Lambton Quay
PO Box 3394
Wellington
Phone: (04) 474 4400
Fax: (04) 474 4055

23-29 Albert Street
PO Box 5333
Auckland
Phone: (09) 302 5500
Fax: (09) 302 5580

UBS New Zealand Limited
Level 23
191 Queen Street
PO Box 45
Auckland
Phone: 0800 200 221
Fax: (09) 913 4888

Share Registry
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna
Private Bag 91-199
Auckland 1020
Phone: (09) 488 8700
Fax: (09) 488 8787

10.10 Is there anyone to whom I can complain if I have problems with the investment?

Any complaints about MergeCo shares should be directed to:

The Issuer

Attention: Jason Hollingworth
Merger Company 2005 Limited
10 Panorama Road
Mt Wellington
Auckland
Phone: 09 579 9999
Fax: 09 525 8324

Or the Share Registry

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna
Private Bag 91-199
Auckland 1020
Phone: 09 488 8700
Fax: 09 488 8787

There is no ombudsman for this type of investment and therefore complaints about MergeCo shares are not able to be made to an ombudsman.

10.11 What other information can I obtain about this investment?

Other information about MergeCo shares, MergeCo and the Scheme is contained or referred to in other parts of this Information Memorandum and the INL or Sky Independent Adviser's Report that accompanies this Information Memorandum.

This Information Memorandum and the other documents of or relating to MergeCo can be inspected free of charge at the registered office of MergeCo, as set out in the Directory, during normal business hours. These documents (including the registered prospectus relating to MergeCo shares to be issued under the Scheme) are also available for public inspection on the public electronic register (www.companies.govt.nz) of the Companies Office.

MergeCo will be required to send annual and half-yearly reports and financial statements to each shareholder in accordance with the requirements of the Companies Act and the NZSX and ASX Listing Rules.

MergeCo is also required, upon request by any holder of MergeCo shares, to provide the following:

- the most recent interim and annual report of MergeCo (together with the audited annual financial statements or unaudited half-yearly financial statements as appropriate);
- a copy of this Information Memorandum; and
- any other information that may be requested under regulation 23A of the Securities Regulations 1983.

A request for these documents should be made to MergeCo at its registered address set out in the Directory. No fee will be charged for the provision of those documents.



The following information includes, but is not limited to, the information required to be disclosed in the Information Memorandum under the First Schedule to the Securities Regulations 1983.

11.1 Main terms of the offer

Issuer

The issuer of MergeCo shares to be offered under the Scheme is Merger Company 2005 Limited, a company governed by the Companies Act with its registered office at 10 Panorama Road, Mt Wellington, Auckland.

Description of securities being offered

The securities being offered are fully paid ordinary shares in MergeCo. A more detailed description of the MergeCo shares being offered under the Scheme is set out in sections 2.2 and 8. The maximum number of MergeCo shares being offered under the Scheme is 389,139,785 shares.

The consideration to be provided for MergeCo shares being offered under the Scheme is described in section 2.2.

11.2 Details of incorporation of issuer

MergeCo was incorporated on 25 January 2005 under the Companies Act. Its registered number is 1579204.

The public file relating to MergeCo, including this Information Memorandum, can be viewed on the Companies Office website at www.companies.govt.nz. Where the relevant documents are not available on the website, a request for the documents can be made by contacting the Companies Office Contact Centre on 0508 266 726.

11.3 Principal subsidiaries

MergeCo has no subsidiaries. Accordingly, no subsidiary of MergeCo has total tangible assets which exceeds 5% of the amount of the total tangible assets of MergeCo.

11.4 Directorate and advisers

The names and addresses of each of the directors of MergeCo are:

Name	*Address*
Peter Macourt	Epping, N.S.W.
Robert Bryden	Wellington
Marko Bogoievski	Wellington
Barrie Downey	Auckland
John Fellet	Auckland
John Hart	Auckland
Michael Miller	Balmain, N.S.W.

The technical or professional qualifications (if any) of each of the directors of MergeCo are set out in section 7.1.

Each of the directors can be contacted at MergeCo's registered address:

MergeCo
10 Panorama Road
Mt Wellington
Auckland

John Fellet is the chief executive of MergeCo. No other director is an employee of MergeCo.

No director of MergeCo has been adjudged bankrupt during the five years preceding the date of this Information Memorandum.

The names of MergeCo's auditors and share registry involved in the preparation of this Information Memorandum are set out in sections 13 and 14.

The name of the investment bankers, solicitors and other professional advisers involved in preparation of this Information Memorandum are set out in the Directory in section 14.

Ferrier Hodgson whose address is Level 16, Tower Centre, 45 Queen Street, Auckland, has given and has not, before delivery of a copy of this Information Memorandum for registration, withdrawn its written consent to the issue and distribution of this Information Memorandum with the statements attributed to it in this Information Memorandum being included in the form and context in which they are included. Neither Ferrier Hodgson, or any of the employees of Ferrier Hodgson, are or are intended to be a director, officer, or employee of, or professional adviser to, MergeCo.

Ferrier Hodgson is an independent New Zealand Chartered Accounting practice, internationally affiliated with the Ferrier Hodgson group that is represented in Australia, throughout Asia, North America, the United Kingdom and Europe. The firm has established its name nationally through its provision of professional financial consultancy services with a corporate advisory and insolvency emphasis, and because it has no business advisory, audit or tax divisions, avoids any potential conflicts of interest which may otherwise arise. This places the firm in a position to act as an independent adviser and prepare an independent report.

Grant Samuel whose address is Level 31, Vero Centre, 48 Shortland Street, Auckland, has given and has not, before delivery of a copy of this Information Memorandum for registration, withdrawn its written consent to the distribution of this Information Memorandum with the statements attributed to it in this Information Memorandum being included in the form and context in which they are included. Neither Grant Samuel, or any of the employees of Grant Samuel, are or are intended to be a director, officer, or employee of, or professional adviser to, MergeCo.

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally), property advisory services and manages private equity and property development funds. One of the primary activities of





Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 300 public expert and appraisal reports.

KPMG, chartered accountants, whose address is KPMG Centre, 135 Victoria Street, Wellington, has given and has not before delivery of a copy of this Information Memorandum for registration, withdrawn its written consent to the distribution of this Information Memorandum with the statements attributed to it in this Information Memorandum being included in the form and context in which they are included. Neither KPMG, or any of the employees of KPMG, are or are intended to be a director, officer or employee of MergeCo. KPMG was engaged by MergeCo to provide accounting services in connection with the pro forma financial information in section 9.2 and in the future may be engaged from time to time to provide accounting advice to MergeCo.

The offer of MergeCo shares forming part of the consideration for INL and Sky shareholders under the Scheme are not being underwritten.

11.5 Restrictions on director's powers

The following modifications, exceptions or limitations on the powers of the board of MergeCo are imposed by the Companies Act and MergeCo's constitution:

- the board may not delegate the powers conferred on it by the sections of the Companies Act listed in the Second Schedule to that Act;
- the board may not authorise a dividend in respect of some but not all shares in a class, or that is of a greater value per share in respect of some shares of a class than it is in respect of other shares of that class, otherwise than in proportion to the amount paid on the share in satisfaction of the shareholder's liability, except where the shareholder has waived its entitlement;
- the board may not authorise entry into a "major transaction", unless the transaction is approved by, or contingent on approval by, a special resolution. A "major transaction" is essentially a transaction, the value of which is more than half the value of MergeCo's assets before the transaction;
- MergeCo may not take any action that affects the rights attached to any shares unless the action has been approved by special resolution of each interest group affected; and
- MergeCo may not buy back or redeem any of its equity securities, or give financial assistance in connection with the acquisition of any of its equity securities, except as permitted by the Companies Act and its constitution.

A description of some of the material features of MergeCo's constitution is set out in section 8.

The Companies Act contains a number of other provisions that could have the effect, in certain circumstances, of imposing modifications, exceptions or limitations on the powers of the MergeCo board. These provisions apply to any company registered under the Companies Act.

If, as is proposed, MergeCo is listed on the NZSX and ASX, the powers of the board of MergeCo will be subject to any applicable modifications, exceptions or limitations imposed by the NZSX Listing Rules and the ASX Listing Rules. As an ASX-listed entity, MergeCo will be a "disclosing entity" for the purposes of the Australian Corporations Act 2001 (Cth) and certain provisions of that Act will apply to MergeCo.

11.6 Substantial security holders

As at the date of this Information Memorandum, the registered holder of all the equity securities in MergeCo is Kenneth Edward Cowley who holds all of MergeCo's 1,000 shares. Kenneth Edward Cowley became a shareholder of MergeCo on its incorporation. These MergeCo shares held by Kenneth Edward Cowley are unpaid and under the Scheme will be cancelled for no consideration.

Kenneth Edward Cowley does not guarantee or undertake any liability in respect of the MergeCo shares being offered as partial consideration under the Scheme.

11.7 Description of activities of issuing group

MergeCo was incorporated specifically for the purposes of the Scheme on 25 January 2005. As at the date of this Information Memorandum MergeCo has not commenced trading or undertaken any activities, other than entering into the agreements set out in section 11.17 and various other matters relating to its establishment and participation in the Scheme. As at the date of this Information Memorandum MergeCo has no fixed assets.

Following implementation of the Scheme the principal business of MergeCo will be that which is currently the principal business of Sky. Sky's principal business activity is the provision of pay television broadcasting services in New Zealand. A description of Sky's business activities is set out in section 5.

11.8 Summary of financial statements

As MergeCo has not commenced business, no financial statements for MergeCo are available.

11.9 Prospects and forecasts

The directors, at the date of this Information Memorandum, expect the trading prospects of MergeCo and its subsidiaries in the 12 months ending 11 May 2006 to be broadly consistent with the recent historical trading performance of Sky.

Statements as to the trading prospects of MergeCo, together with any material information that may be relevant to those prospects, are set out in sections 3.7, 6.2 and 10.6. A prospective summary statement of cash flows for MergeCo for the twelve month period from 12 May 2005 (the date of this Information Memorandum) to 11 May 2006 is set out in section 9.1.





Other than the risks set out in section 3.7 and the risks set out in section 10.6 under the heading "What are my risks?", there are no other special trade factors and risks that could materially affect the prospects of MergeCo and which are not likely to be known or anticipated by the general public.

11.10 Provisions relating to initial flotation

The plans of the directors of MergeCo and its subsidiaries, in respect of MergeCo during the year commencing on the date of registration of this Information Memorandum, are to complete the Scheme and to continue running the business activities of Sky, which are described in more detail in section 5.

The sources of finance required to implement the Scheme are the new banking arrangements with ANZ National Bank Limited (ANZ National), are described in section 11.17. The continuation of the business activities of the Sky business is intended to be financed by funds generated within the MergeCo Group.

The prospective summary consolidated statements of cash flows for MergeCo for the period from 12 May 2005 to 11 May 2006 is set out in section 9.1.

No cash is sought for the MergeCo shares described in this Information Memorandum. Accordingly, there are no proceeds of the Scheme which may, notwithstanding the directors' plans, be applied towards any undertaking that MergeCo may lawfully engage in, and the minimum amount which must be raised for the purposes of section 37(2) of the Securities Act 1978, including in respect of the matters set out at clause 10(4) of the First Schedule to the Securities Regulations 1983, is nil.

11.11 Acquisition of business or subsidiary

One of the steps required to implement the Scheme is that MergeCo intends to acquire the businesses of INL and Sky by acquiring all the shares of INL and Sky from their respective shareholders under the Arrangement Plan. INL and Sky will become subsidiaries of MergeCo momentarily during the implementation of the Arrangement Plan.

The consideration payable by MergeCo for the INL shares is 304,897,136 MergeCo shares and $649.2 million, comprising 0.8360 of a MergeCo share and $1.78 cash paid to each INL shareholder for each INL share.

The consideration payable by MergeCo for the Sky Minority Shares is 84,242,649 MergeCo shares and $107.8 million, comprising one MergeCo share and $1.28 cash paid to each Sky Minority Shareholder for each Sky Minority Share.

In total, 389,139,785 MergeCo shares will be issued under the Scheme.

A brief description of the business of Sky is set out in section 5.

A brief description of the business of INL is set out in section 4.

The summary financial statements of INL and Sky for the past five accounting periods and full financial statements for the last financial year and for the six month period ended 31 December 2004 are annexed to this Information Memorandum as Annexures C and D.

The net tangible asset backing per MergeCo share as at 31 December 2004 pro forma statement of financial position (set out in section 9.2) is negative $1.07. This assumes that INL and Sky were acquired and all the MergeCo shares had been allotted before the date of the financial position referred to in Annexure C.

11.12 Securities paid up otherwise than in cash

MergeCo has not allotted any securities paid up otherwise than in cash within the five years preceding the date of this Information Memorandum.

11.13 Options to subscribe for securities of issuing group

As at the date of this Information Memorandum no options to subscribe for securities of MergeCo have been granted to, or are proposed to be granted to, any person by or on behalf of MergeCo. However, MergeCo may elect to issue such options at some future time.

11.14 Appointment and retirement of directors

None of the existing directors of MergeCo have been appointed to the board in a manner that is materially different from that set out in sections 153 and 155 of the Companies Act 1993.

There are no rules relating to retirement age for MergeCo's directors.

No person (other than the shareholders of MergeCo in general meeting or the directors acting as a board to fill a casual vacancy) has the right to appoint a director or directors of MergeCo.

11.15 Directors' interests

Other than set out below, none of the directors of MergeCo are entitled to remuneration from MergeCo other than by way of directors fees:

- John Fellet is MergeCo's chief executive and is also a director of MergeCo. He is not entitled to receive any director's fees. His remuneration comprises salary and performance based remuneration. The principal terms of his contract are:
  - annual salary $550,000;
  - participation in Sky's senior management performance bonus scheme; and
  - either party may terminate upon 12 months' notice.

Other than set out below, no rules of MergeCo or contracts or deeds MergeCo has entered into relate to retirement benefits of directors or compensation payable to directors for loss of office:

- MergeCo constitution – Subject to the NZSX and ASX Listing Rules, the board of MergeCo may authorise payment by MergeCo to a director or former director for loss of office. The NZSX Listing Rules require that the amount of such payment or method of calculating such payment be approved by an ordinary resolution of shareholders. The restriction imposed by the NZSX Listing Rules does not relate to the ability of the board to make payments to an executive director in connection with the termination of his or her employment with the company, or payment of any amount attributable to the contribution made by a director to a superannuation scheme.

MergeCo has not entered into any material transactions, in the five years preceding the date of this Information Memorandum, nor are any to be entered into following the date of this Information Memorandum, with any director or any of the persons specified in clause 15 of the First Schedule to the Securities Regulations 1983.

11.16 Promoters' interests

The promoters of the Scheme are INL, Sky and each of the directors of INL and Sky as set out in section 10.2.

As part of the Scheme, MergeCo will enter into a material transaction with INL and Sky (promoters of the Scheme) by amalgamating with INL and Sky.

The property to be acquired by MergeCo under the amalgamation is the businesses of INL and Sky. A description of the business of INL is set out in section 4, and a description of the business of Sky is set out in section 5.

No consideration is paid by MergeCo under the amalgamation for the businesses of INL and Sky. However, the consideration to be paid for the shares in INL and Sky and the terms of the Scheme are set out in section 2.2. The other terms of the Scheme are set out in section 2.

The cost, to INL, of the properties disposed of in the Scheme to MergeCo by virtue of the amalgamation are reflected at historical cost as modified by the revaluation of certain assets in the audited statement of financial position of INL as at 31 December 2004. These historical costs have been adjusted in accordance with the accounting policies of INL described in Note 2 to the Notes to Consolidated Financial Statements of INL appearing in Appendix C.

The cost, to Sky, of the properties disposed of in the Scheme to MergeCo by virtue of the amalgamation are reflected at historical cost as modified by the revaluation of certain assets in the audited statement of financial position of Sky as at 31 December 2004. These historical costs have been adjusted in accordance with the accounting policies of Sky described in Note 2 to the Notes to Consolidated Financial Statements of Sky appearing in Appendix D.

Barrie Downey is a director of Sky and a promoter. Under the Scheme, 25,000 call options over Sky shares acquired by Mr Downey in 2001 for no consideration are to be cancelled in consideration of $76,224 to be paid by Sky. Mr Downey as trustee of the A B Downey Family Trust acquired 58,000 Sky shares in 1997 at a price of $2.40 per share. Mr Downey (in his capacity as a trustee) will receive 58,000 MergeCo shares and $74,240 in consideration for the cancellation of the 58,000 Sky shares held by the trust under the Scheme.

John Fellet is a director of Sky and a promoter. Under the Scheme, the 1 million tranche A and 1 million tranche B call options over Sky shares held by Mr Fellet are to be cancelled in consideration of $8,280,000 to be paid by Sky. Mr Fellet acquired these options on 17 December 1997 and 19 April 2001 at no cost. Mr Fellet acquired 32,100 Sky shares in 1997 and 2001 at an average cost of $3.26 per share. Mr Fellet will receive 32,100 MergeCo shares and $41,088 in consideration for the cancellation of his 32,100 Sky shares under the Scheme.

John Hart is a director of Sky and a promoter. Under the Scheme, 25,000 call options over Sky shares acquired by Mr Hart in 2001 for no consideration are to be cancelled in consideration of $76,224 to be paid by Sky. Mr Hart acquired 25,000 Sky shares in 1997 at a price of $2.40 per share. Mr Hart will receive 25,000 MergeCo shares and $32,000 in consideration for the cancellation of his 25,000 Sky shares under the Scheme.





11.17 Material contracts

Other than as set out below, no material contracts have been entered into by MergeCo at any time in the two years preceding the date of registration of this Information Memorandum.

- On 4 May 2005, MergeCo accepted a mandate letter offer from ANZ National pursuant to which ANZ National agreed to make available to MergeCo, and to underwrite, debt financing facilities totalling $660,000,000 and A$40,000,000 on the basis that ANZ National would syndicate those facilities to other banks in accordance with an agreed syndication strategy. The facilities will enable MergeCo to partially pay $500,000,000 of the cash portion of the consideration under the Scheme, fund any necessary purchase of the Capital Notes, fund its working capital requirements and have letters of credit issued to certain creditors.
- On 5 May 2005, ANZ National agreed to provide MergeCo with an intra-day accommodation of approximately $260 million to assist with the payment of the cash consideration under the Scheme.
- MergeCo entered into a deed of indemnity dated 9 May 2005 in favour of MergeCo's directors and officers under which MergeCo indemnifies its directors and officers against costs and liabilities they may incur as directors or employees of MergeCo to the maximum extent permitted by its constitution and the Companies Act.
- MergeCo entered into an agreement dated 4 May 2005 with NZX relating to the listing of MergeCo's shares on NZSX under which MergeCo agrees to comply with the NZSX Listing Rules.

11.18 Pending proceedings

MergeCo is not aware of any legal proceedings or arbitrations in respect of the company that are pending at the date of registration of this Information Memorandum that may have a material adverse effect on the MergeCo Group.

11.19 Preliminary and issue expenses

Issue expenses (including legal fees, accounting fees, advertising, printing, management fees and brokerage, and other costs involved with the Scheme) are estimated to be $8.4 million (exclusive of GST).

As set out in section 10.3, there is no brokerage or other commission payable in respect of the Scheme.

It is not expected that MergeCo will have any preliminary expenses, because expenses prior to completion of the Scheme will be considered issue expenses of INL and Sky.

11.20 Restrictions on issuing group

On 5 September 2001 Sky entered into a Trust Deed with The New Zealand Guardian Trust Company Limited (the **Trustee**) relating to the Capital Notes. If the Scheme is approved by the Noteholders, the Trust Deed will continue as obligations of MergeCo. The Trust Deed contains no limitations on Sky/MergeCo relating to the creation of new mortgages or charges ranking in point of security ahead of or equally with the Capital Notes or the incurring of further indebtedness ranking senior to, or equally with, the Capital Notes. However, Sky has covenanted, for so long as any Capital Notes are outstanding, that unless otherwise permitted by the Trustee, total debt will be no more than 5.75 times EBITDA.

For the purposes of this calculation Sky's consolidated accounts will be used and:

- interest will include interest on the Capital Notes and interest on all other interest-bearing debt including finance lease payments;
- total debt will include the Capital Notes and all other interest-bearing debt including the amount recognised as a liability in respect of finance leases but excluding indebtedness which is subordinated to the reasonable satisfaction of the Trustee; and
- EBITDA is the earnings of Sky and its subsidiaries before deducting interest, taxation, depreciation and amortisation.

This financial covenant will be measured annually and semi-annually. For the purposes of the calculation of EBIDTA (for any 12 month period), the values for six months will be doubled.

If Sky breaches this financial covenant for more than 14 days, the interest rate payable on the Capital Notes will increase and Sky will be restricted from paying dividends or making other distributions to shareholders.

As stated above, the obligations of Sky in relation to the Capital Notes will, if the Scheme is approved by Noteholders, continue as obligations of MergeCo.

As set out in section 11.17, MergeCo has entered into a mandate letter with ANZ National. The terms of the facilities covered by the mandate letter will, when recorded in appropriate facility documents, include the following restrictions on the ability of any member of the MergeCo Group to borrow or of MergeCo to make a distribution:

- with certain exceptions, MergeCo will not be permitted to borrow without the prior consent of ANZ National and/or other lenders under the banking facility;
- the MergeCo Group will not be permitted to create or permit to arise or subsist any security interest over the whole or any part of its assets as security for any indebtedness other than a security interest created or permitted to exist or subsist over any asset which secures indebtedness the aggregate principal amount of which does not exceed 5% of the total assets of the MergeCo Group;





- total financial indebtedness of the MergeCo Group to EBITDA of the MergeCo Group shall not exceed, for the first 12 month period of the facilities, 4.00 times and, for each 12 month period thereafter, 3.75 times;
- distributions by MergeCo will not be permitted if an Event of Default or Prospective Event of Default (in each case to be defined in the facility documents) has occurred and is continuing, or is likely to occur as a result of the making of the distribution; and
- the ratio of EBITDA of the MergeCo Group to Interest and Financing Costs of the MergeCo Group when calculated for each 12 month period ending on 31 March, 30 June, 30 September and 31 December in each year will not be less than 3:1.

11.21 Other terms of offer and securities

All terms of the MergeCo shares being offered under the Scheme and all the terms of the MergeCo shares are set out in this Information Memorandum, except those:

- implied by law; or
- set out in a document that:
  - is registered with a public official;
  - available for public inspection; and
  - is referred to in the Information Memorandum.

11.22 Financial statements

There are no financial statements for MergeCo as the company has not commenced business as at the date of this Information Memorandum.

11.23 Places of inspection of documents

MergeCo's constitution and the material contracts referred to in section 11.17 may be viewed, free of charge, on the Companies Office website, www.companies.govt.nz and at MergeCo's registered office during business hours. Where this is not available on the website, a request for the document can be made by contacting the Companies Office Contact Centre during business hours on 0508 266 726.

11.24 Other material matters

There are no other material matters relating to the offer of MergeCo shares under the Scheme which have not been set out or referred to in this Information Memorandum other than ordinary course contracts, if any, entered into by MergeCo.

11.25 Directors' statement

In the period since incorporation and to the date of the issue of the securities referred to in this Information Memorandum, MergeCo has not traded or held any assets. The directors of MergeCo have no reason to consider that MergeCo would be unable to pay its liabilities due within the next 12 months.

11.26 Auditors' report

The auditors' reports required by clause 42 of the First Schedule of the Securities Regulations 1983 are set out in section 9.3.

11.27 Additional matters required under Australia Corporations Act 2001 or Regulations or ASX Listing Rules

Disclosure of interests

Except as set out in this Information Memorandum, no director of INL, Sky or MergeCo or proposed director of INL, Sky or MergeCo has at the date of this Information Memorandum, or has had in the two years before the date of this Information Memorandum, an interest in:

- the formation or promotion of INL, Sky or MergeCo;
- property acquired or proposed to be acquired by INL, Sky or MergeCo in connection with its formation or promotion or the Scheme; or
- the Scheme,

and no amount has been paid, or agreed to be paid, and no benefit has been given, or agreed to be given to any such person to induce them to become, or to qualify as, a director of INL, Sky or MergeCo.

Interests of advisers

Except as set out in this Information Memorandum, no promoter of INL, Sky or MergeCo and no person named as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Information Memorandum:

- has any interest, or has had any interest during the last two years, in the formation or promotion of INL, Sky or MergeCo, or in property acquired or proposed to be acquired by INL, Sky or MergeCo in connection with its formation or promotion, or the Scheme; and
- no amount has been paid, or agreed to be paid, and no benefit has been given, or agreed to be given, to any such person in connection with the services provided in connection with the formation or promotion of INL, Sky or MergeCo or the Scheme.

Working capital

The directors of MergeCo consider that MergeCo will have sufficient working capital to carry out the objectives stated in this Information Memorandum.

Capital raisings

Except as set out in this Information Memorandum, MergeCo has not raised any capital for the three months before the date of issue of this Information Memorandum and will not need to raise any capital for three months after the date of issue of this Information Memorandum.





Expenses of the offer

The expenses of MergeCo in connection with the Scheme, including fees relating to advisers' roles in connection with the Scheme are expected to amount to approximately $200,000. The expenses of INL in connection with the Scheme, including fees relating to advisers' roles in connection with the Scheme are expected to amount to approximately $5,500,000. The expenses of Sky in connection with the Scheme, including fees relating to advisers' roles in connection with the Scheme are expected to amount to approximately $2,700,000.

For work performed in relation to preparation of this Information Memorandum up to the date of this Information Memorandum, First NZ Capital is entitled to a fee of $500,000 (plus GST). First NZ Capital is entitled to further fees for work in relation to the Scheme based on agreed rates.

For work performed in relation to preparation of this Information Memorandum up to the date of this Information Memorandum, Bell Gully is entitled to a fee of $800,000 (plus GST). Bell Gully is entitled to further fees for work in relation to the Scheme based on agreed rates.

For work performed in relation to preparation of this Information Memorandum up to the date of this Information Memorandum, UBS is entitled to a fee of $700,000 (plus GST). UBS is entitled to further fees for work in relation to the Scheme based on agreed rates.

For work performed in relation to preparation of this Information Memorandum up to the date of this Information Memorandum, KPMG is entitled to a fee of $130,000 (plus GST). KPMG is entitled to further fees for work in relation to the Scheme based on agreed rates.

For work performed in relation to preparation of this Information Memorandum up to the date of this Information Memorandum, Buddle Findlay is entitled to a fee of $340,000 (plus GST). Buddle Findlay is entitled to further fees for work in relation to the Scheme based on agreed rates.

For work performed in relation to preparation of this Information Memorandum up to the date of this Information Memorandum, Allens Arthur Robinson is entitled to a fee of A$80,000. Allens Arthur Robinson is entitled to further fees for work in relation to the Scheme based on agreed rates.

For work performed in relation to preparation of this Information Memorandum up to the date of this Information Memorandum, PricewaterhouseCoopers is entitled to a fee of $60,000 (plus GST). PricewaterhouseCoopers is entitled to further fees for work in relation to the Scheme based on agreed rates.

ASIC relief

ASIC has granted an exemption to MergeCo in respect of the Scheme from all of the provisions of Parts 6D.2 and 6D.3 of the Corporations Act other than sections 706, 707, 708, 710, subsections 711(1) to (4), section 718, subsections 727(1) and 727(4) and sections 728, 729, 731, 733, 736 and 738. Among other things, this exemption permits MergeCo to make the Australian issue by way of this Information Memorandum.

Supplementary information memorandum

A supplementary information memorandum will be issued if MergeCo becomes aware of any of the following between the issue of this Information Memorandum and the date MergeCo's shares are quoted:

- a statement in this Information Memorandum is misleading or deceptive;
- there is an omission from this Information Memorandum; or
- a new circumstance has arisen and it would have been required to be included in this Information Memorandum,

that is materially adverse from the point of view of an investor.





11.28 Other Information

Ownership of equity securities of MergeCo, INL and Sky

The table below sets out the securities in MergeCo, INL or Sky held or controlled by the following people as at 9 May 2005:

- MergeCo;
- the substantial security holders of INL, Sky and MergeCo (determined by notices received under the Securities Markets Act 1988); and
- the directors and senior officers of INL, Sky and MergeCo.

	Number of MergeCo ordinary shares held or controlled	Number of INL ordinary shares held or controlled	Number of Sky ordinary shares held or controlled	Number of Sky options held or controlled
MergeCo	0	0	0	0
INL	0	0	304,897,136	0
News	0	159,226,240	0	0
Telecom	0	43,943,319	0	0
Todd	0	51,697,385	0	0
AXA Asia Pacific Holdings Limited	0	18,275,059	Not publicly disclosed	0
Commonwealth Bank of Australia and subsidiaries	0	Not publicly disclosed	37,678,948	0
R Bryden	0	0	0	0
K Cowley	1,000	0	0	0
T Gattung	0	0	0	0
J Hunn	0	5,000	0	0
P Macourt	0	0	0	0
H Rolleston	0	0	0	0
S Wynne	0	0	0	0
M Bogoievski	0	0	0	0
A B Downey	0	0	58,000	25,000
J Fellet	0	0	32,100	2,000,000
J Hart	0	0	25,000	25,000
M Miller	0	0	0	0
J Hollingworth	0	0	0	0

Arrangements to pay consideration

MergeCo confirms that resources will be available to it sufficient to meet the consideration to be paid to INL shareholders and Sky Minority Shareholders under the Scheme. A description of how MergeCo intends to pay this consideration is set out in section 2.2.

NZX waivers

INL has been granted waivers from NZSX Listing Rule 3.4.3 allowing INL's directors (who are interested in the Scheme by virtue of their association with News, Telecom, Todd and Sky) to form part of the quorum and vote on INL board resolutions relating to approval of the Scheme and matters associated with the Scheme.

INL has also been granted a waiver from NZSX Listing Rule 3.3.1(c) to allow its board to include one independent director instead of two independent directors and NZSX Listing Rule 3.6.2(c) to allow its audit committee to have one independent director instead of a majority of independent directors. This waiver will expire on implementation of the Scheme.

Sky has received waivers from NZSX Listing Rule 3.4.3 permitting all directors (other than Messrs Bogoievski and Macourt) to form part of a quorum and permitting Messrs Downey and Hart (who are interested in the Scheme by virtue of their being directors of MergeCo) to vote on Sky board resolutions relating to approval of the Scheme and matters associated with the Scheme.



MergeCo has received a waiver from NZSX Listing Rule 3.4.3 to allow all directors (who are interested in the Scheme by virtue of also being directors of Sky and/or INL) to form part of the quorum and vote on MergeCo resolutions relating to approval of the Scheme and matters associated with the Scheme.

ASX waivers

MergeCo has applied to the ASX for confirmations in respect of, and waivers from, certain ASX Listing Rules. MergeCo has received in principle advice from the ASX that, on receipt of an application for admission to the official list of the ASX by MergeCo, ASX would be likely to do each of the following:

- confirm that the proposed timetable for implementation of the Scheme is acceptable to ASX and that the timetable in Appendix 7A.6 of the ASX Listing Rules does not apply;
- confirm that MergeCo's structure and operations are appropriate for a listed entity for the purpose of ASX Listing Rule 1.1 (condition 1);
- confirm that this Information Memorandum is a prospectus for the purposes of ASX Listing Rule 1.1 (condition 3);
- confirm that MergeCo is not required to lodge accounts for the last three full financial years in accordance with ASX Listing Rule 1.3.5(a) in connection with its application for admission and quotation;
- confirm that the rights attaching to MergeCo shares set out in MergeCo's constitution are appropriate and equitable for the purpose of ASX Listing Rule 6.1 and comply with ASX Listing Rule 2.1 (condition 1);
- confirm that the report of KPMG set out in section 9 which is in accordance with New Zealand practice and accounting and securities law requirements is appropriate for ASX Listing Rule 1.3.5(c);
- confirm that MergeCo can provide substantial holder information provided to it under the New Zealand Securities Markets Act 1988;
- subject to implementation of the Scheme, on receipt of an application from Sky, ASX would be likely to confirm that ASX Listing Rule 6.10.6 applies to the suspension of voting rights attached to the Sky shares which is to occur under the Scheme on the basis that the Court will approve this as a step in the Arrangement Plan for the Scheme;
- subject to implementation of the Scheme, on receipt of an application from Sky, ASX would be likely to confirm that Chapter 11 of the ASX Listing Rules will not apply;
- grant a waiver to permit MergeCo to lodge its half yearly and final reports in the form of a NZSX Appendix 1 instead of an ASX Appendix 4D and ASX Appendix 4E, on condition that MergeCo provide any additional information required by the ASX Appendices as an annexure to the NZSX Appendix 1;
- grant a waiver from ASX Listing Rule 6.10.3 to the extent necessary to permit MergeCo to set the "specified time" to determine whether a security holder is entitled to vote at a shareholders' meeting in accordance with the requirements of relevant New Zealand legislation;
- confirm that, following MergeCo's admission to the official list and upon subsequent application for a waiver, ASX would be likely to grant a waiver from ASX Listing Rule 7.1 to the extent necessary to permit MergeCo to issue securities under an off-market bid or to fund the cash consideration of a takeover bid, and ASX Listing Rule 10.11 to the extent necessary to permit MergeCo to issue securities to directors under an off-market bid, in each case that is required to comply with the New Zealand takeovers regime or an issue made pursuant to an arrangement, amalgamation or compromise effective pursuant to Part XIII or Part XV of the New Zealand Companies Act, without prior approval of shareholders in general meeting on condition that at the relevant time the New Zealand Takeovers Code and any other applicable legislation governing corporate takeovers and mergers continues to provide a regime that is comparable to Australian law;
- grant a waiver from ASX Listing Rule 15.7 to permit MergeCo to provide announcements simultaneously to both ASX and NZSX; and
- subject to implementation of the Scheme, on receipt of an application from Sky, ASX would be likely to grant a waiver from ASX Listing Rule 6.23.2 to the extent necessary to permit the cancellation of options over Sky shares as set out in section 2.5 without approval of an ordinary resolution of Sky shareholders on the condition full details of the cancellation are set out in the Information Memorandum.

The fact that ASX may admit MergeCo to its official list is not to be taken in any way as an indication of the merits of MergeCo.





Consents of experts and others

Grant Samuel has given and has not before lodgement of this Information Memorandum withdrawn its consent to being named in this document as an independent adviser in the form and context in which it is named and to the inclusion of its INL Independent Adviser's Report in the package sent to INL shareholders in the form and context in which it appears and references to that report in this Information Memorandum.

Ferrier Hodgson has given and has not before lodgement of this Information Memorandum withdrawn its consent to being named in this Information Memorandum as an independent adviser in the form and context in which it is named and to the inclusion of its Sky Independent Adviser's Report in the package sent to Sky shareholders in the form and context in which it appears and references to that report in this Information Memorandum.

UBS New Zealand Limited has given and has not before lodgement of this Information Memorandum withdrawn its consent to being named in this Information Memorandum in the form and context in which it is named and to the inclusion of references to its financial advice in respect of the Sky options in section 2.5 of this Information Memorandum in the form and context in which it appears in this Information Memorandum.

KPMG has given and has not before lodgement of this Information Memorandum withdrawn its consent to being named in this Information Memorandum as auditor in the form and context in which it is named and to the inclusion of its reports in section 9.3 of this Information Memorandum in the form and context in which they appear and references to those reports in this Information Memorandum.

PricewaterhouseCoopers has given and has not before lodgement of this Information Memorandum withdrawn its consent to being named in this Information Memorandum as auditor in the form and context in which it is named and to the inclusion of its reports in section 9.3 of this Information Memorandum in the form and context in which they appear and references to those reports in this Information Memorandum.

First NZ Capital, Bell Gully, Buddle Findlay and Allens Arthur Robinson have given and have not before the lodgement of this Information Memorandum withdrawn their consent to being named in this Information Memorandum in the form and context in which they are named.

Except as set out above, none of Grant Samuel, Ferrier Hodgson, UBS New Zealand Limited, KPMG, PricewaterhouseCoopers, First NZ Capital, Bell Gully, Buddle Findlay or Allens Arthur Robinson:

- has authorised or caused the issue of this Information Memorandum; or
- has made, or purported to make, any statement in this Information Memorandum; and
- to the maximum extent permitted by law, each expressly disclaims and takes no responsibility for any part of this Information Memorandum other than where it refers to its name (except for Grant Samuel, Ferrier Hodgson, UBS New Zealand Limited, KPMG and PricewaterhouseCoopers, as set out above).



Signatures required under the Securities Act

This Information Memorandum has been signed by each director of MergeCo (or his agent authorised in writing), and by INL and each director of INL (or his or her agent authorised in writing) as promoters and by Sky and each director of Sky as promoters.

Directors of Merger Company 2005 Limited:

Peter John Macourt

Robert William Bryden

Marko Bogoievski

Albert Barrie Downey

John Michael Fellet

John Bernard Hart

Michael Bruce Miller

Independent Newspapers Limited, as a promoter, by:

Kenneth Edward Cowley AO
Director

Humphry John Davy Rolleston
Director



Sky Network Television Limited, as a promoter, by:

Peter John Macourt
Director

Robert William Bryden
Director

Directors of Independent Newspapers Limited, as promoters:

Kenneth Edward Cowley AO

Robert William Bryden

Theresa Elizabeth Gattung

John Murray Hunn

Peter John Macourt

Humphry John Davy Rolleston

Directors of Sky Network Television Limited, as promoters:

Marko Bogoievski

Robert William Bryden

Albert Barrie Downey

John Michael Fellet

John Bernard Hart

Peter John Macourt

Michael Bruce Miller



The following terms have the following meanings where used in this Information Memorandum:

A$ means Australian dollars;

ANZ National means ANZ National Bank Limited;

ARPU means average revenue per subscriber;

Arrangement Plan means the plan of arrangement concerning the Scheme included with the application for Final Court Orders which is included as Annexure B to this Information Memorandum and as amended in accordance with its terms or at the discretion of the Court in the Final Court Orders;

ASC means available subscribed capital;

ASX means the Australian Stock Exchange Limited;

BCL means Broadcast Communications Limited;

business day means any day other than a Saturday, Sunday, a public holiday in New Zealand or a day on which banks are not open for general business in Wellington, New Zealand;

CAGR means compound annual growth rate;

CanWest means CanWest MediaWorks (NZ) Limited;

Capital Notes means the Sky capital notes listed on the NZDX and trading under the symbol "SKY010";

CGT means capital gains tax;

CHESS means ASX's Clearing House Electronic Sub-register System;

Companies Act means the New Zealand Companies Act 1993;

Court means the High Court of New Zealand;

Effective Date means the date that the Arrangement Plan is to be implemented;

Effective Time means 9.00 am on the Effective Date, or such later time as INL, Sky and MergeCo may decide;

Fairfax means Fairfax New Zealand Limited;

Fairfax Claim means a claim made by Fairfax, prior to the Effective Date, under the sale and purchase agreement entered into by INL and Fairfax for the sale of INL's New Zealand publishing business on 30 June 2003;

Ferrier Hodgson means Ferrier Hodgson & Co;

Final Court Orders means the final orders made by the Court sanctioning the Arrangement Plan;

FTA means free-to-air;

Grant Samuel means Grant Samuel & Associates Limited;

GST means goods and services tax;

Independent Director means a director who is able to vote on the Scheme or matters relating to the Scheme under the constitution of INL or Sky (as applicable) and NZSX Listing Rules;

Information Memorandum means this document which constitutes the prospectus and investment statement for MergeCo shares to be issued under the Scheme;

Initial Court Orders means the initial orders of the Court in respect of the Scheme dated 14 April 2005;

INL means Independent Newspapers Limited (ARBN 099 992 426);

INL Independent Adviser's Report means the independent report prepared by Grant Samuel for INL shareholders;

INL Special Meeting means the INL special meeting of shareholders to consider the Scheme on 13 June 2005 at 10.00 am at the Langham Hotel, 83 Symonds Street, Auckland;

IFRS means International Financial Reporting Standards;

MergeCo means Merger Company 2005 Limited (ARBN 113 908 875);

MergeCo Group means MergeCo and its subsidiaries (following the Effective Date);

MergeCo shares or **Merger Company 2005 Limited shares** means the fully paid ordinary shares in MergeCo to be offered as consideration under the Scheme;

MTS means Māori Television Service;

News means Nationwide News Pty Limited;

Noteholders are those people who hold the Capital Notes;

NRL means National Rugby League;

NZ$** and **$ means New Zealand dollars;

NZDX means the New Zealand debt market operated by NZX;

NZ on Air means the Broadcasting Commission;

NZSX means the main board equity security market operated by NZX;

NZX means New Zealand Exchange Limited;

NZ GAAP means generally accepted accounting practice in New Zealand as defined in section 3 of the New Zealand Financial Reporting Act 1993;

NZ IFRS means the New Zealand equivalents to IFRS;

Prime TV means Prime Television New Zealand Limited;

PVR means personal video recorder;

SANZAR means South African New Zealand Australian Rugby;

Scheme means the scheme or arrangement described in the Arrangement Plan to effect the merger of INL, Sky and MergeCo and implemented by the Court under Part XV of the Companies Act;

Share Registry means Computershare Investor Services Limited;

Sky means Sky Network Television Limited (ARBN



091 715 427);

Sky Independent Adviser's Report means the independent report prepared by Ferrier Hodgson for Sky shareholders;

Sky Minority Shareholders means the Sky shareholders who hold the Sky Minority Shares;

Sky Minority Shares means the Sky shares held by Sky shareholders other than INL or any subsidiary of INL;

Sky Special Meeting means the Sky special meeting of shareholders to consider the Scheme on 13 June 2005 at 12.00 pm at the Langham Hotel, 83 Symonds Street, Auckland;

Special Meetings means both the INL and Sky special meetings of shareholders;

Summary and Notice of Meeting means the Sky or INL notice of meeting containing the resolutions that are to be voted on at the INL or Sky Special Meeting;

Telecom means Telecom Corporation of New Zealand Limited;

Telecom and News Share Transaction means the agreement between Telecom, News and News Corporation Limited dated 28 April 2005 under which Telecom has conditionally agreed to sell, and News has conditionally agreed to purchase, Telecom's 43,943,319 INL shares;

TelstraClear means TelstraClear Limited;

TMP means Te Mangai Paho;

Trust Deed means the trust deed governing the Capital Notes;

Trustee means The New Zealand Guardian Trust Company Limited;

Todd means Todd Communications Limited;

TVNZ means Television New Zealand Limited;

UHF means ultra high frequencies;

US$ means United States dollars; and

Voting/Proxy Form means the INL or the Sky proxy and voting form for use at the Special Meetings included in the package of documents sent to INL and Sky shareholders with this Information Memorandum.





MergeCo directors
Peter Macourt
Robert Bryden
Marko Bogoievski
Barrie Downey
John Fellet
John Hart
Michael Miller

INL directors
Ken Cowley
Robert Bryden
John Hunn
Humphry Rolleston
Theresa Gattung
Peter Macourt

Sky directors
Marko Bogoievski
Robert Bryden
Barrie Downey
Peter Macourt
John Fellet
John Hart
Michael Miller

Registry
Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland 1020
Phone: (09) 488 8700
Fax: (09) 488 8787

MergeCo registered office and address for service
Merger Company 2005 Limited
10 Panorama Road
Mt Wellington
Auckland
Phone: (09) 579 9999
Fax: (09) 525 8324

Financial advisers

First NZ Capital
10th Floor, Caltex Tower
282-292 Lambton Quay
PO Box 3394
Wellington
Phone: (04) 474 4400
Fax: (04) 474 4051
23-29 Albert Street
PO Box 5333
Auckland
Phone: (09) 302 5500
Fax: (09) 302 5580

UBS New Zealand Limited
Level 23, 191 Queen Street
PO Box 45
Auckland City
Phone: 0800 200 221
Fax: (09) 913 4888

Legal advisers

Bell Gully
HP Tower, 171 Featherston Street
PO Box 1291
Wellington
Phone: (04) 473 7777
Fax: (04) 473 3845

Buddle Findlay
PricewaterhouseCoopers Tower
188 Quay Street
PO Box 1433
Auckland
Phone: (09) 358 2555
Fax: (09) 358 2055

Allens Arthur Robinson
The Chifley Tower, 2 Chifley Square
Sydney NSW 2000
Australia

Auditors

KPMG
KPMG Centre, 135 Victoria Street
PO Box 996
Wellington
Phone: (04) 382 8800
Fax: (04) 802 1224

PricewaterhouseCoopers
PricewaterhouseCoopers Tower
188 Quay Street
Private Bag 92-162
Auckland Central
Phone: (09) 355 8000
Fax: (09) 355 8001



DUPLICATE

In the High Court of New Zealand **CIV-2005-485-845**
Wellington Registry

In the matter of a scheme of arrangement under Part XV of the Companies Act 1993

between

Independent Newspapers Limited, an incorporated company having its registered office at Wellington

First Applicant

and

Sky Network Television Limited, an incorporated company having its registered office at Auckland

Second Applicant

and

Merger Company 2005 Limited, an incorporated company having its registered office at Wellington

Third Applicant

Initial orders under section 236 of the Companies Act 1993 relating to an originating application for orders approving a scheme of arrangement under Part XV of the Companies Act 1993



THE SEAL OF THE HIGH COURT
NEW ZEALAND



Bell Gully

BARRISTERS AND SOLICITORS [illegible]
PO Box [illegible] DX [illegible] Wellington Tel 64 4 [illegible] Fax 64 4 [illegible]

BEFORE THE HONOURABLE JUSTICE GENDALL

Thursday the 14th day of April 2005

UPON READING the ex parte notice of interlocutory application for initial orders under section 236 of the Companies Act 1993 relating to an originating application for orders approving an arrangement under Part XV of the Companies Act 1993 dated 6 April 2005 and the affidavits of Kenneth Edward Cowley, Albert Barrie Downey, Humphry John Davy Rolleston, Michael James Falconer, Michael Lorimer and Grant Robert Graham in support of that application and the memorandum of counsel dated 6 April 2005 **THIS COURT ORDERS**:

1. Independent Newspapers Limited (**INL**) and Sky Network Television Limited (**Sky**) are directed to hold separate special meetings of their shareholders (the **Special Meetings**) on or about 13 June 2005, in accordance with the following timetable:

Applicant	Starting time	Place
Independent Newspapers Limited	10.00 am (to be confirmed)	[venue to be confirmed]
Sky Network Television Limited	11.00 am (to be confirmed)	[venue to be confirmed]

2. At the Special Meetings, each of INL and Sky is directed to put to its shareholders for their consideration and approval in the manner specified in order 3 below, the proposed scheme of arrangement (the **Scheme**). Under the Scheme, Merger Company 2005 Limited (**MergeCo**) will acquire all of the shares in INL and all of the Sky shares, other than those held by INL, and then the Applicants will amalgamate, with MergeCo remaining as the surviving company. The key elements of the Scheme will be described in the arrangement plan (the **Arrangement Plan**) a draft of which is annexed to the originating application for final orders approving the Scheme (the **Application for Final Court Orders**).
3. The Scheme will be put to shareholders of INL and Sky for approval by way of the resolutions set out below in orders 4 and 6.
4. For INL shareholders, the resolution required to be approved is that the scheme of arrangement relating to INL, Sky and MergeCo described in the Arrangement Plan contained in the Information Memorandum accompanying the Summary and Notice of Special Meeting be approved.
5. The resolution set out in order 4 above must be approved by a special resolution of the votes of those shareholders entitled to vote and voting on the resolution (whether voting in person or by proxy).
6. For Sky shareholders, the resolution required to be approved is that the scheme of arrangement relating to INL, Sky and MergeCo described in the Arrangement Plan contained in the Information Memorandum accompanying the Summary and Notice of Special Meeting be approved.
7. The resolution set out in order 6 above must be approved by:
   (a) a special resolution of the votes of those shareholders entitled to vote and voting on the resolution (whether voting in person or by proxy); and
   (b) an ordinary resolution of the votes of those shareholders of Sky entitled to vote and voting on the resolution (whether voting in person or by proxy) other than INL and any "Associated Person" of INL (as defined in the NZSX Listing Rules).

8. The Applicants are permitted to make such amendments, revisions and/or supplements to the Scheme, the Arrangement Plan and the resolutions as they may determine are in their best interests and in the best interests of their shareholders. The Arrangement Plan or the resolution as so amended, revised and/or supplemented will be submitted to shareholders for their approval at the Special Meetings. The Applicants are also permitted to make consequential amendments, revisions and/or supplements to the Shareholder Materials referred to in order 12 below. Should the Applicants make any material amendments, revisions and/or supplements to the Scheme, the Arrangement Plan or the resolutions after they have sent the Shareholder Materials to those persons referred to in orders 12 and 13 below, they will send to those persons a supplementary memorandum by ordinary mail advising them of such amendments, revisions and/or supplements to the Scheme or the resolutions.

9. The shareholders of INL and Sky are authorised to vote by proxy at the Special Meetings provided that they deliver their proxy forms to the registered office of INL and Sky (as applicable) or the office of the share registry of INL and Sky (as applicable) not later than 48 hours before the start of the Special Meetings. The Applicants are entitled to disregard any proxy forms received after this deadline. However, an Applicant may in its discretion waive the deadline for the delivery of proxies by its shareholders if it deems it to be in its best interests and in the best interests of its shareholders to do so. Shareholders may also revoke their proxies by notice delivered to the registered office of INL and Sky or the office of the share registry of INL or Sky at any time prior to this deadline. INL and Sky are authorised to solicit proxies from their shareholders.

10. Only those shareholders whose names appear in the register of shareholders of INL and Sky on the date to be fixed by the boards of INL and Sky (being a date prior to the Special Meetings) will be entitled to be represented and vote at the Special Meeting of INL or Sky or any adjournment(s) or postponement(s) thereof.

11. Subject to the terms of these orders, the Special Meetings will be otherwise conducted in accordance with the provisions of the Companies Act 1993 and the constitution of the particular Applicant.

Summary and Notice of Special Meeting and Application for Final Court Orders

12. INL and Sky will give notice of the Special Meetings and the Application for Final Court Orders, by mailing, using prepaid ordinary mail, not less than 15 clear business days prior to the date of the Special Meetings, the following materials:
    (a) a Summary and Notice of Meeting for each of INL and Sky shareholders including:
        (i) summary of the Scheme;
        (ii) the formal notice of meeting, including the resolution that shareholders will be asked to vote on at the Special Meetings;
        (iii) explanatory notes providing procedural details;
        (iv) a Voting/Proxy Form for use by the shareholders of each of INL and Sky for voting on the resolution at the Special Meeting;
    (b) an Information Memorandum describing the Scheme and also including:
        (i) a notice to the shareholders of INL and Sky and Sky capital noteholders and any other relevant holders of Sky equity securities of their rights to appear and be heard on the Application for Final Court Orders in accordance with orders 18 and 19 below;
        (ii) a copy of the Initial Court Orders made pursuant to this application;
        (iii) the Application for Final Court Orders; and
        (iv) the Arrangement Plan;
    (c) an independent report by Ferrier Hodgson & Co to the holders of Sky shares and by Grant Samuel & Associates Limited to the holders of INL shares;

(d) a letter from the Executive Chairman of the board of INL for INL shareholders and a letter from the Deputy Chairman of the board of Sky for Sky shareholders; and

(e) a letter from the independent director of INL for INL shareholders and a letter from the independent directors of Sky for Sky shareholders,

(collectively the **Shareholder Materials**) the drafts of which are referred to in and annexed to the affidavits of Humphry John Davy Rolleston and Albert Barrie Downey sworn and filed herein, with such amendments, revisions and/or supplements as the Applicants consider are necessary or desirable (provided that such amendments, revisions and/or supplements are not inconsistent with the terms of this order). The relevant Shareholder Materials will be mailed to the following persons:

(a) the directors and auditors of INL and Sky; and

(b) the shareholders of INL and Sky entered on their register of shareholders at the addresses that appear on such register as at 5.00 pm on 17 May 2005 being the date proposed to be fixed by the boards of INL and Sky for the determination of the shareholders entitled to receive notice of the meeting pursuant to section 125 of the Companies Act 1993 (or such other date that may be fixed by the boards or INL or Sky, but being a date prior to, and which allows appropriate notice of, the Special Meetings).

13. INL and Sky will provide a copy of the relevant Shareholder Materials on request to any person who is entered on their share register after 5.00 pm on 17 May 2005 and before 5.00 pm on or about 10 June 2005 (or such dates as determined by the boards of INL and Sky under orders 10 and 12 above).

14. The Applicants are granted leave to give notice of the Application for Final Court Orders to persons referred to in orders 12 and 13 who are outside the jurisdiction of this Court in the manner prescribed in order 12 above.

15. The accidental failure or omission by any Applicant to send the relevant Shareholder Materials and the Application for Final Court Orders to the persons specified in orders 12 and 13 above, or the non-receipt of such documents by such persons will not constitute a breach of these orders nor invalidate any resolution passed or proceedings taken at the Special Meetings. If any such failure or omission is brought to the attention of that Applicant, then it shall use its best endeavours to rectify it by the method and in the time most reasonably practicable in the circumstances.

Reporting of the results of the Special Meetings

16. The Applicants shall, prior to the Court's consideration of the Application for Final Court Orders, file with this Court affidavits verifying the actions taken and the resolutions passed by the shareholders at the Special Meetings.

17. Unless the Applicants determine to abandon the Scheme, then subject to any adjournment that may be ordered by the Court, the Application for Final Court Orders will be considered and, if necessary, heard before the presiding Judge at 10.00 am on 27 June 2005.

Rights of opposition of shareholders and other persons

18. Any shareholder of INL or Sky who wishes to appear and be heard on the Application for Final Court Orders must file a notice of appearance or a notice of opposition (both containing an address for service) and, if they oppose the application, any affidavits and a memorandum of submissions on which they intend to rely by 5.00 pm on 23 June 2005 and serve a copy on the Applicants at their address for service. The Applicants will serve upon that shareholder, at their address for service, a copy of the affidavits in support of the Application for Final Court Orders by 5.00 pm on 24 June 2005.

19. Any creditor of any Applicant or Sky noteholder or any other relevant holder of Sky equity securities or any person (other than a shareholder of INL or Sky) claiming to have an interest in the Scheme who wishes to appear and be heard on the Application for Final Court Orders must file an application for leave to be heard on the Application for Final Court Orders (containing an address for service), a notice of opposition, any affidavits and a memorandum of submissions upon which that person intends to rely by 5.00 pm on 23 June 2005 and serve a copy on the Applicants at their address for service. The Applicants will serve upon that person at their address for service a copy of the affidavits in support of the Application for Final Court Orders by 5.00 pm on 24 June 2005.

20. The only persons entitled to appear and be heard at the hearing of the Application for Final Court Orders will be:

    (a) the Applicants;

    (b) those shareholders of INL or Sky who file a notice of appearance or a notice of opposition to the Application for Final Court Orders in accordance with order 18 above; and

    (c) those creditors, Sky noteholders or any other relevant Sky equity security holders or persons (other than a shareholder of INL or Sky) who claim to have an interest in the Scheme who file an Application for leave to be heard and a notice of opposition to the Application for Final Court Orders in accordance with order 19 above and who are subsequently granted leave to appear and be heard at the hearing of the Application for Final Court Orders.

21. If the hearing of the Application for Final Court Orders approving the Scheme is adjourned, only those persons who have filed and served a notice of appearance or a notice of opposition in accordance with orders 18 and 19 above need to be served with notice of the adjourned date.

22. Except as provided in orders 18, 19, and 20 above, the Applicants are not required to serve any other documents on the persons specified in those orders.

23. The Court file relating to the Application for Final Court Orders will not be searched, inspected or copied without leave of the Court until such time as the Shareholder Materials have been distributed to shareholders in accordance with order 12 above.

24. The Applicants are granted leave to apply at short notice to vary these orders and apply for such further orders as may be appropriate.

By the Court
Julie Pereira
Deputy Registrar

Sealed this 15th day of April 2005





Take notice that on **Monday** the **27th** day of **June** 2005 at 10.00 am or as soon thereafter as counsel may be heard the Applicants will move the Court for orders:

1. The proposed arrangement (the **Scheme**) between Independent Newspapers Limited (**INL**), Sky Network Television Limited (**Sky**) and Merger Company 2005 Limited (**MergeCo**) and their respective shareholders, the key elements of which are described in the arrangement plan (the **Arrangement Plan**) (a draft of which is annexed to this application and the final version of which will be submitted to the Court), is approved and is binding upon INL, Sky, MergeCo and their respective shareholders with effect from 1 July 2005 as set out in the Arrangement Plan, subject to:
   (a) the satisfaction, waiver or release of the terms and conditions of the Scheme described in the Arrangement Plan; and
   (b) any amendment, modification or supplement to the Scheme made in accordance with the Arrangement Plan.
2. Declaring that the terms and conditions of the Scheme are fair and reasonable to the shareholders of INL and Sky.
3. That the Applicants are granted leave to apply to the Court at short notice to extend the time and date by which order 1 will take effect.

Upon the grounds that:

(a) Section 236(1) of the Companies Act 1993 provides the Court with powers to make orders that the Scheme is binding on the Applicants and their shareholders and on such other persons as the Court may specify and upon such terms and conditions as the Court thinks fit.

(b) Section 237(1) of the Act provides the Court with the power to make additional orders to give effect to the Scheme.

(c) By the date on which this application is determined the Applicants will have complied with the initial orders made by this Court and the requirements of Part XV of the Companies Act 1993.

(d) The terms and conditions of the Scheme are fair and reasonable to the shareholders of the Applicants.

(e) The Scheme is such that an intelligent and honest person of business acting in respect of his or her own interest would reasonably approve it.

(f) MergeCo will satisfy the solvency test prescribed by section 4 of the Companies Act 1993 on completion of the Scheme.

(g) The Scheme is not adverse to the interests of creditors of INL or Sky.

(h) Appear in the affidavits of Kenneth Edward Cowley, Albert Barrie Downey, Humphry John Davy Rolleston, Michael Lorimer, Grant Robert Graham and Michael James Falconer filed and further affidavits to be filed in support of this application.

(i) Appear in the memoranda of counsel filed in support of the ex parte application for initial orders and in support of this application.

This application is made in reliance on Part XV of the Companies Act 1993 and upon Rule 4 and Part 4A of the High Court Rules.

Dated this 6th day of April 2005

J M Mallon
Solicitor for the applicants

To: The Registrar of the High Court at Wellington





Arrangement Plan

1. Interpretation

1.1 Definitions

In this Arrangement Plan:

Act means the Companies Act 1993;

Applicants means Independent Newspapers Limited, Sky Network Television Limited and Merger Company 2005 Limited;

Arrangement Plan means this arrangement plan;

business day means any day other than a Saturday, Sunday, public holiday in New Zealand or a day on which banks are not open for business in Wellington, New Zealand;

Court means the High Court of New Zealand;

Effective Date means 1 July 2005, or such later date as INL, Sky and MergeCo may decide;

Effective Time means 9.00 am on the Effective Date, or such later time as INL, Sky and MergeCo may decide;

Fairfax Agreement means the agreement entered into between INL and Fairfax New Zealand Limited for the sale of INL's New Zealand publishing business on 30 June 2003;

Fairfax Claim means any claim made by Fairfax New Zealand Limited under the Fairfax Agreement prior to the Effective Date which is determined by the Sky independent directors to be a valid claim for these purposes;

Fairfax Claim Costs means the lesser of:

(a) the Retained Amount; and

(b) the amount (if any) paid by MergeCo in settlement of a Fairfax Claim, together with all legal and other costs incurred by MergeCo in connection with a Fairfax Claim,

divided by the number of INL shares outstanding at the Effective Time;

Fairfax Claim Deduction means the Retained Amount (if any) divided by the number of INL shares outstanding at the Effective Time;

INL means Independent Newspapers Limited, a company governed by the Act;

INL Cash Consideration means the INL Cash Payment less the Fairfax Claim Costs (if any) plus the Retention Interest (if any);

INL Cash Payment means the amount of $1.78 less the Fairfax Claim Deduction;

INL Share Consideration means 0.8360 of a fully paid MergeCo share (together with such an additional fraction of a fully paid MergeCo share (if any) as may be required to allocate a total of 304,897,136 MergeCo shares to all INL shareholders after rounding each INL shareholder's resulting entitlement to the nearest whole share);

MergeCo means Merger Company 2005 Limited, a company governed by the Act;

Retained Amount means the amount determined by the Sky independent directors (or independent legal expert if the INL board and MergeCo board disagree with the amount determined) as being the appropriate amount to retain to meet the full amount of any Fairfax Claim together with all legal and other costs which might be incurred by MergeCo in relation to the Fairfax Claim;

Retention Interest means the amount of interest earned by MergeCo on the Retained Amount, divided by the number of INL shares outstanding at the Effective Time;





Scheme means the arrangement to be undertaken in accordance with this Arrangement Plan, subject to any amendment or variation made in accordance with the Arrangement Plan;

Share Registrar means Computershare Investor Services Limited;

Sky means Sky Network Television Limited, a company governed by the Act;

Sky Cash Consideration means $1.28;

Sky Minority Shareholders means all the shareholders who hold shares in Sky other than INL and Mercer Investments Limited;

Sky Minority Shares means the Sky shares held by the Sky Minority Shareholders;

Sky Option Cash Consideration means in respect of each of the following Sky Optionholders the following amounts:

John Fellet	$8,280,000
John Simmons	$359,000
Martin Wrigley	$123,583
Tony O'Brien	$123,583
John Hart	$76,224
Barrie Downey	$76,224

Sky Option Deeds means the deeds setting out the terms of the Sky employee share option schemes dated 18 November 1997, 28 January 1998, 19 April 2001, 29 August 2001, and 15 November 2001;

Sky Optionholders means John Fellet, John Simmons, Martin Wrigley, Tony O'Brien, John Hart and Barrie Downey;

Sky Options means the options to acquire Sky shares issued to the Sky Optionholders under the Sky Option Deeds;

Sky Share Consideration means one fully paid MergeCo ordinary share;

Special Meetings means the special meeting of INL shareholders and the special meeting of Sky shareholders (and any adjournment of those meetings), to be held to consider, and if thought fit, approve the Scheme; and

Temporary Debt Facility means MergeCo's external debt facility of approximately $260 million.

1.2 Headings and references

The division of this Arrangement Plan into sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Arrangement Plan. Unless otherwise specified, references to sections are to sections of this Arrangement Plan.

1.3 Currency

Except as expressly indicated otherwise, all sums of money referred to in this Arrangement Plan are expressed and shall be payable in New Zealand dollars.

1.4 Time

Time shall be of the essence in each and every matter of thing herein provided. Unless otherwise indicated, all times expressed herein are local time, Wellington, New Zealand.

2. The Scheme

(a) Subject to section 3, at the Effective Time, the following will occur sequentially in the specified order without any further act or formality, except as otherwise provided:

(i) The Sky Options will be cancelled in consideration for the payment by Sky of the Sky Option Cash Consideration to the Sky Optionholders.

(ii) Persons recorded on the register as holding shares in INL at the Effective Time and persons recorded on the register as holding shares in Sky at the Effective Time will be prohibited from exercising all rights to cast a vote at meetings of shareholders of INL and Sky conferred by the INL shares and Sky shares (respectively) until completion of the transaction set out in section 2(a)(x), or until such time as provided in section 2(e).

(iii) MergeCo will acquire all INL shares on issue held by the INL shareholders recorded on the INL share register at the Effective Time in consideration for the INL Share Consideration and the INL Cash Consideration for each INL share acquired.

(iv) MergeCo will be entered in the share register of INL as the holder of the INL shares acquired by it pursuant to section 2(a)(iii).

(v) Each INL shareholder will cease to be an INL shareholder in respect of the INL shares acquired by MergeCo, and will be allotted the MergeCo shares which that INL shareholder is entitled to receive pursuant to section 2(a)(iii) and entered in the share register of MergeCo as the holder of those MergeCo shares.

(vi) MergeCo will acquire all Sky shares on issue held by the Sky Minority Shareholders recorded on the Sky share register at the Effective Time in consideration for the Sky Share Consideration and the Sky Cash Consideration for each Sky share acquired.

(vii) MergeCo will be entered in the share register of Sky as the holder of the Sky Minority Shares acquired by it pursuant to section 2(a)(vi).

(viii) Each Sky Minority Shareholder will cease to be a Sky shareholder in respect of the Sky Minority Shares acquired by MergeCo, and will be allotted the MergeCo shares which that Sky Minority Shareholder is entitled to receive pursuant to section 2(a)(vi) and entered in the share register of MergeCo as the holder of those MergeCo shares.

(ix) Kenneth Edward Cowley's 1,000 shares in MergeCo will be cancelled without payment or other consideration.

(x) MergeCo, INL and Sky will amalgamate, with MergeCo continuing as the surviving company under the Act with the name "Sky Network Television Limited" and with the effect that:

(A) MergeCo will succeed to all the property, rights, powers and privileges of INL and Sky;

(B) MergeCo will succeed to all the liabilities and obligations of INL and Sky;

(C) proceedings pending by, or against, INL or Sky may be continued by, or against, MergeCo;

(D) a conviction, ruling, order or judgment in favour of, or against, INL or Sky may be enforced by, or against, MergeCo;

(E) INL's shareholding in Sky (held by INL and Mercer Investments Limited) will be deemed to be cancelled without payment or other consideration;

(F) INL and Sky shares held by MergeCo will be deemed to be cancelled without payment or other consideration and INL and Sky will be removed from the New Zealand register;

(G) the constitution of MergeCo will be the same as the constitution of MergeCo immediately before the Effective Date; and

(H) the directors of MergeCo will be the same as the directors of MergeCo immediately before the Effective Date.

(b) Within 5 business days following the Effective Date:

(i) MergeCo will cause the Share Registrar to forward (or cause to be forwarded) by mail to each INL shareholder and Sky Minority Shareholder at the address specified in the INL or Sky share register (or to such other person (at such address) as such INL or Sky Minority Shareholder may direct) a statement confirming their holding of MergeCo shares.

(ii) MergeCo will cause the Share Registrar to forward (or cause to be forwarded) by mail, or arrange automatic payment to a bank account, to:

(A) each INL shareholder at the address specified in the INL share register (or to such other person (at such address) as such shareholder may direct) the aggregate amount of the INL Cash Payment for every INL share acquired from that INL shareholder;

(B) each Sky Minority Shareholder at the address specified in the Sky share register (or to such other person (at such address) as such shareholder may direct) the aggregate amount of the Sky Cash Consideration for every Sky share acquired from that Sky shareholder;

(C) each Sky Optionholder the Sky Option Cash Consideration.

(iii) MergeCo will repay the Temporary Debt Facility, to the extent possible.

(c) Within 10 business days of the Final Court Orders being made by the Court, MergeCo will cause the Final Court Orders made by the Court to be delivered to the Registrar of Companies for registration.

(d) In the event of any Fairfax Claim, persons recorded in the register as holding shares in INL at the Effective Time will be entitled to receive the balance of the INL Cash Consideration within 5 business days of the MergeCo board determining that the Fairfax Claim has been settled.

(e) If for any reason the board of MergeCo is not satisfied that it will satisfy the solvency test immediately following the Effective Date, or for any other reason the Scheme does not proceed in accordance with the process set out above, then the Scheme steps set out in section 2 are to be reversed as follows:

(i) the cash payment amounts for INL shareholders, Sky Minority Shareholders and Sky Optionholders under section 2(b)(ii) will be cancelled;

(ii) the name of MergeCo (then "Sky Network Television Limited") will change back to MergeCo;

(iii) the 1,000 shares in MergeCo belonging to Kenneth Edward Cowley will be reissued;

(iv) the amalgamation of INL, Sky and MergeCo will be reversed such that INL, Sky and MergeCo will be reformed as separate companies in the same form as they existed immediately prior to the amalgamation being effected under section 2(a)(x), including the shareholdings noted below;

(v) the Sky Minority Shareholders will be reissued with the shares they held in Sky at the Effective Time;

(vi) the MergeCo shares allotted under section 2(a)(v) and 2(a)(viii) will be cancelled;

(vii) the Sky Options will be reissued to the Sky Optionholders;

(viii) the shareholding INL and Mercer Investments Limited held in Sky at the Effective Date will be reissued;

(ix) the shareholders in INL will be reissued with the shares they held in INL at the Effective Time;

(x) persons recorded on the register as holding shares in INL at the Effective Time and persons recorded on the register as holding shares in Sky at the Effective Time will cease to be prohibited from exercising all rights to cast a vote at meetings of INL and Sky conferred by the INL shares and Sky shares (respectively).





3. Conditions

3.1 The Scheme is conditional upon the Final Court Orders being granted by the Court in accordance with sections 236(1) and 237(1) of the Act on terms acceptable to the boards of INL, Sky and MergeCo.

3.2 If the condition contained in section 3.1 is not satisfied by the Effective Time, then the Scheme will not proceed and this Arrangement Plan will be of no effect.

4. Amendment

4.1 The Applicants reserve the right to amend, modify and/or supplement this Arrangement Plan at any time and from time to time, provided that any such amendment, modification or supplement shall be contained in a written document which is filed with the Court. If any such amendment, modification or supplement to the Arrangement Plan is made following the Special Meetings, it must be approved by the Court and communicated to shareholders in the manner required by the Court (if so required).

4.2 Any amendment, modification or supplement to this Arrangement Plan may be agreed by the Applicants at any time prior to or at the Special Meetings with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Special Meetings, shall become part of the Arrangement Plan for all purposes.

4.3 Any amendment, modification or supplement to this Arrangement Plan which is approved or directed by the Court following the Special Meetings shall be effective only if it is consented to by the Applicants.



ANNEXURE C: INL HISTORICAL FINANCIAL INFORMATION

The INL historical financial information contains the historical information as required by the First Schedule to the Securities Regulations 1983.

SUMMARY FINANCIAL INFORMATION FOR INL (FIVE YEAR CONSOLIDATED)

The historical financial information summarised below is derived from the audited consolidated financial statements of INL for the financial years ended 30 June 2000, 2001, 2002, 2003, 2004 and the audited consolidated financial statements for the six months ended 31 December 2004. The accounting policies set out in this annexure have been consistently applied for all financial periods presented.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	31 Dec 2004 $m	30 Jun 2004 $m	30 Jun 2003 $m	30 Jun 2002 $m	30 Jun 2001 $m	30 Jun 2000 $m
Revenue						
Television services	238.7	440.6	391.3	344.6	26.8	0
Investment and corporate	10.0	34.1	0.5	0.0	0.0	0.0
Publishing and distribution	0.0	13.7	537.2	528.9	523.0	522.9
Total Revenue	248.7	488.4	929.0	873.5	549.8	522.9
Earnings before interest, tax, depreciation and amortisation (EBITDA)						
Television services	111.5	185.1	153.8	112.8	7.6	0.0
Investment and corporate	9.1	29.8	(8.8)	(11.2)	0.0	0.0
Publishing and distribution	0.0	3.5	139.3	126.8	117.2	118.7
Total EBITDA	120.6	218.4	284.3	228.4	124.8	118.7
Non-trading items (1) (2)	0.0	23.6	293.9	(13.7)	(1.0)	(0.3)
Interest expense	8.5	22.7	60.1	61.0	29.2	24.0
Operating surplus before tax	51.7	91.5	385.5	34.6	68.4	74.5
Tax expense/(benefit)	7.7	12.0	(6.2)	2.3	23.8	26.4
Equity accounted surplus/(deficit)	-	-	-	-	(19.1)	(13.3)
Operating surplus before minority interest	44.0	79.5	391.7	32.3	25.5	34.8
Minority interest share of surplus/(deficit)	10.6	8.5	3.3	(5.5)	(0.6)	0.2
Net surplus for the year	33.4	71.0	388.4	37.8	26.1	34.6
Dividends paid or provided	10.9	49.2	38.0	36.1	15.5	60.1
Dividend (cents) per share	3.0	11.61	9.0	8.5	3.6	13.9

(1) On 14 November 2003, the Australian based printing, publishing and distribution operations were sold to News Limited. The profit on this sale was $20.5 million.

(2) On 30 June 2003, the entire New Zealand based printing, publishing and magazine operations were sold to Fairfax New Zealand Limited. The profit on this sale was $293.9 million.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	31 Dec 2004 $m	30 Jun 2004 $m	30 Jun 2003 $m	30 Jun 2002 $m	30 Jun 2001 $m	30 Jun 2000 $m
Total tangible assets	642.5	689.3	1,243.0	757.0	750.4	718.7
Total intangible assets	859.4	861.2	689.5	1,376.8	1,390.7	751.5
Total assets	1501.9	1,550.5	1,932.5	2,133.8	2,141.1	1,470.2
Total liabilities	235.9	317.6	443.2	995.2	957.1	474.9
Total shareholders' equity	1,266.0	1,232.9	1,489.3	1,138.6	1,184.0	995.3

DETAILED FINANCIAL INFORMATION FOR INL (CONSOLIDATED)

The detailed financial information on the following pages has been extracted form the audited consolidated financial statements for INL the year ended 30 June 2004 and the six months ended 31 December 2004.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the six months ended 31 December 2004

	Note	**Six months ended 31 December 2004 $000**	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Revenue				
Television services		**238,716**	440,617	391,272
Investment and corporate		**10,037**	34,106	503
Printing and publishing		**0**	13,757	537,249
Total revenue	3, 4	**248,753**	**488,480**	**929,024**
Expenses				
Television services		**187,576**	383,173	352,868
Investment and corporate		**935**	4,323	8,776
Printing and publishing		**0**	10,455	415,672
Interest and financing charges		**8,516**	22,660	60,113
Total expenses	3, 4	**197,027**	**420,611**	**837,429**
Non-trading items	5	**0**	23,594	293,934
Net surplus before income tax		**51,726**	91,463	385,529
Income tax expense (benefit)	6	**7,728**	11,976	(6,233)
Net surplus after income tax	4	**43,998**	79,487	391,762
Minority interests share of surplus		**10,570**	8,547	3,287
Net surplus for the period		**33,428**	**70,940**	**388,475**

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

For the six months ended 31 December 2004

	Note	**Six months ended 31 December 2004 $000**	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Opening equity		1,232,934	1,489,287	1,138,617
Net surplus for the period - shareholders		33,428	70,940	388,475
Net surplus for the period - minority interests	8	10,570	8,547	3,287
Land and buildings revaluation reserve	8	0	0	(9)
Publishing title revaluation reserve	8	0	0	(5,000)
Currency translation reserve	8	0	422	(31)
Total recognised revenues and expenses		43,998	79,909	386,722
Adjustment to minority interests on change in ownership	8	0	(8,134)	(371)
Equity transactions with shareholders:				
Shares issued	7	0	60,931	2,334
Shares repurchased and cancelled	7	0	(339,897)	0
Net equity transactions		0	(278,966)	2,334
Distributions to shareholders:				
Dividend paid September (November 2003)		(10,941)	(21,172)	(19,007)
Dividend paid March		0	(27,990)	(19,008)
Supplementary dividends		(978)	(4,399)	(3,287)
Foreign investor tax credits		978	4,399	3,287
Total distributions		(10,941)	(49,162)	(38,015)
Closing equity		1,265,991	1,232,934	1,489,287

K E Cowley AO, Executive Chairman

J M Hunn, Director 9 May 2005

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2004

	Note	**As at 31 December 2004 $000**	As at 30 June 2004 $000	As at 30 June 2003 $000
Equity				
Share capital	7	222,055	222,055	461,120
Reserves and retained surplus	8	1,013,507	991,020	1,008,721
Shareholders' equity		1,235,562	1,213,075	1,469,841
Minority interest	8	30,429	19,859	19,446
Total equity		**1,265,991**	**1,232,934**	**1,489,287**
Current liabilities				
Payables and accruals	9	82,061	107,874	105,978
Borrowings	10	21,109	20,039	19,115
Income tax payable	6	386	969	392
		103,556	128,882	125,485
Non-current liabilities				
Term borrowings	10	22,962	79,792	209,760
Capital notes	10	109,404	108,933	107,996
		132,366	188,725	317,756
Total liabilities and equity		**1,501,913**	**1,550,541**	**1,932,528**
Current assets				
Cash at bank		22,944	8,810	29,595
Overnight bank deposits		0	0	753,000
Short term investments		292,992	310,370	0
Receivables and prepayments	12	43,104	40,723	56,683
Programming rights		20,691	44,536	41,097
Income tax receivable	6	0	850	7,227
		379,731	405,289	887,602
Intangible assets:				
Television brand		829,990	829,990	617,688
Publishing titles		0	0	37,392
Other intangible assets	14	29,425	31,197	34,413
		859,415	861,187	689,493
Non-current assets:				
Fixed assets	13	257,172	284,065	354,338
Shares in other companies		0	0	3
Future income tax benefit	6	5,595	0	1,092
		262,767	284,065	355,433
Total assets		**1,501,913**	**1,550,541**	**1,932,528**

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 31 December 2004

	Note	**Six months ended 31 December 2004 $000**	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Cash flows from operating activities				
Cash was provided from:				
Customers		232,375	431,880	954,777
Related parties		8,735	17,850	13,910
Dividends received		0	1	146
Interest received		9,618	33,845	2
Income tax received		0	141	0
Net GST received		3,460	0	494
		254,188	483,717	969,329
Cash was applied to:				
Suppliers and employees		(106,019)	(199,172)	(644,398)
Related parties		(30,415)	(60,210)	(58,441)
Interest paid		(7,728)	(21,886)	(61,351)
Income tax paid		(12,544)	(7,378)	(5,049)
Net GST paid		0	(300)	0
		(156,706)	(288,946)	(769,239)
Net cash inflows from operating activities	15	**97,482**	**194,771**	**200,090**
Cash flows from investing activities				
Cash was provided from:				
Proceeds from sale of business and assets		268	10,060	1,195,514
Sale of subsidiary company	15	0	64,000	0
Short term investments (net)		17,378	0	0
		17,646	74,060	1,195,514
Cash was applied to:				
Purchase of television brand and assets		0	(159,837)	0
Purchase of operational assets and intangibles		(33,646)	(53,320)	(108,060)
Short term investments (net)		0	(310,370)	0
Programming rights capitalised		0	0	(7,563)
Cash balance of subsidiary sold		0	(763)	0
		(33,646)	(524,290)	(115,623)
Net cash (outflows)/inflows from investing activities		**(16,000)**	**(450,230)**	**1,079,891**

Non-cash investing activity in June 2004 year: as part consideration for the purchase of additional shares in Sky Network Television Limited, the company issued 14,093,259 new shares in October 2003 valued at $60,178,000. Together with the cash component above, this gave a total transaction value of $220,015,000.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOWS - CONTINUED

For the six months ended 31 December 2004

	Note	**Six months ended 31 December 2004 $000**	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Cash flows from financing activities				
Cash was provided from:				
Proceeds from long-term debt		2,000	3,000	167,000
Contributions from owners		0	753	2,334
Contribution from minority interest		0	0	529
		2,000	3,753	169,863
Cash was applied to:				
Repayment of borrowings		(48,000)	(113,840)	(613,976)
Payment of finance lease liabilities		(10,407)	(19,056)	(14,240)
Repurchase and cancellation of INL shares		0	(339,897)	0
Dividends paid		(10,941)	(49,162)	(37,994)
Distribution to minority shareholders		0	0	(248)
		(69,348)	(521,955)	(666,458)
Net cash (outflows) from financing activities		**(67,348)**	**(518,202)**	**(496,595)**
Net increase (decrease) in cash held		14,134	(773,661)	783,386
Opening cash brought forward		8,810	782,595	(761)
Foreign exchange adjustment		0	(124)	(30)
Closing cash carried forward		**22,944**	**8,810**	**782,595**
Comprising:				
Cash at bank		22,944	8,810	29,595
Overnight bank deposits		0	0	753,000
Closing cash		22,944	8,810	782,595



INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

1. PRINCIPAL ACTIVITIES

The company ("INL") operates as an investment company and also, through its 78% owned subsidiary company Sky Network Television Limited, as a multi-channel subscription television service in New Zealand.

The company's former printing, publishing and magazine distribution operations in New Zealand were sold to Fairfax New Zealand Limited on 30 June 2003 and its remaining similar operations in Australia were sold to News Limited on 14 November 2003.

References to subsidiary company

Throughout these Notes to the Financial Statements Sky Network Television Limited is referred to as "Sky".

2. STATEMENT OF ACCOUNTING POLICIES

Entities reporting

The consolidated financial statements presented are for the group comprising Independent Newspapers Limited and its subsidiary companies.

Statutory base

Independent Newspapers Limited is a company registered under the Companies Act 1993 and is an issuer in terms of the Financial Reporting Act 1993. These special purpose financial statements have been prepared in accordance with clauses 23 to 38 of the First Schedule to the Securities Regulations 1983. They do not include disclosures relating to the parent entity which would be required by the Financial Reporting Act for general purpose financial statements.

Measurement base

The measurement base adopted is that of historical cost as modified by the revaluation of certain assets.

Specific accounting policies

The financial statements are prepared in accordance with New Zealand generally accepted accounting practice.

The following specific accounting policies have a significant effect on the measurement of results and financial position.

Basis of consolidation

The group consolidated financial statements are prepared using the purchase method. Subsidiary companies are entities controlled either directly or indirectly by the parent. All material inter-group transactions and balances have been eliminated on consolidation.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. (In prior years, certain land and buildings were valued at Directors' valuation, but those assets have been sold.) Capitalised aerial and satellite dish installations are represented by the cost of aerials, satellite dishes, installation costs and overheads. Fixed assets are depreciated using the straight-line method so as to allocate the cost of assets to their residual values over their useful lives as follows:

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

2. STATEMENT OF ACCOUNTING POLICIES - CONTINUED

Land	Nil
Buildings	50 years
Studio and broadcasting equipment	5 - 10 years
Decoders and associated equipment	5 - 6 years
Other plant and equipment	3 - 10 years
Capitalised aerial and satellite dish installations	5 years

The four capitalised satellite transponder leases are being depreciated over their useful lives.

Television brand

Television brand is recorded at cost. It represents the excess of cost of investment in the television network subsidiary over the group's share of net tangible assets of Sky at time of acquisition. No amortisation is provided against cost of brand because it is considered that its economic life is of such duration that any amortisation charge would be immaterial. Brand value is subject to an annual impairment test with any reduction in value being charged against financial performance.

Publishing titles

Publishing titles held at 30 June 2003 were recorded at Directors' valuation and were sold during the year ending 30 June 2004.

Other Intangible assets

Broadcasting rights, consisting of UHF spectrum licences, are amortised on a straight-line basis over the lesser of the period of the licence term and twenty years.

New channel development costs are deferred to be matched against future subscription income. This expenditure is amortised on a straight-line basis over five years.

Renewal rights for programmes incurred after 1 July 2003 are expensed as incurred. This was a change in policy effective 1 July 2003. The comparatives for the year ended 30 June 2003 are stated in accordance with the previous policy i.e. capitalised as incurred and amortised over the period to which they relate. If a contract is not expected to be renewed, the costs are expensed.

Costs relating to the establishment of the direct broadcast satellite (DBS) service have been capitalised and are amortised on a straight-line basis over five years from the commencement of earning subscription revenue from the service.

Purchased goodwill is the excess of cost over the fair value of the net assets acquired and is amortised to the statement of financial performance over the shorter of its estimated useful life and five years.

Programming rights

Programming rights are recognised in the statement of financial position provided the programme is available and the rights period has commenced at the balance date. Rights are amortised over the period they relate to, generally not exceeding twelve months. Long term sports rights are recognised on an annual basis in the statement of financial position and are amortised over twelve months. Any rights not expected to be utilised are written off during the period.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

2. STATEMENT OF ACCOUNTING POLICIES - CONTINUED

Impairment

Annually, the directors assess the carrying value of each asset. Where the estimated recoverable amount of the asset is less than its carrying amount, the asset is written down. The impairment loss is recognised in the statement of financial performance.

Total Revenue

Television services revenue represents subscription income, programming revenue, installation income, advertising sales and other sundry revenue. Revenue received in advance is recognised as unearned subscription income in the statement of financial position. Interest income is recognised as earned on an accrual basis.

Accounts receivable

Accounts receivable are carried at expected realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at balance date. Bad debts are written off during the year in which they are identified.

Foreign currencies

Transactions denominated in foreign currencies during the year are translated to New Zealand dollars at the rates of exchange ruling at the dates of the transactions or at forward cover rates where specifically identified.

Amounts receivable and payable in foreign currencies at balance date are translated to New Zealand dollars at rates of exchange at the balance date.

Gains and losses arising from exchange fluctuations are taken to the statement of financial performance in the period in which they arise.

Capitalisation of interest

Interest incurred in relation to the establishment of non-current assets is capitalised when there is an extended period of time required to establish the asset. The capitalisation of interest costs ceases once the asset is available for its intended use.

Income tax

The group adopts the liability method of tax effect accounting on a comprehensive basis. The tax effect of timing differences, which arise from items recorded in different periods for income tax and accounting purposes, is carried forward on the statement of financial position as deferred tax assets/liabilities. Deferred tax assets arising from timing differences are not recorded unless there is virtual certainty of the realisation of the asset. Deferred tax assets, which include tax losses, are only recorded when the realisation is certain.

The recovery of deferred tax assets (both recognised and unrecognised) is contingent upon sufficient taxable income being earned in future periods, continuation of relevant tax laws and the group continuing to comply with the appropriate legislation.

Goods and Services Tax (GST)

The statement of financial performance and statement of cash flows have been prepared so that all components are stated exclusive of GST. All items in the statement of financial position are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

2. STATEMENT OF ACCOUNTING POLICIES - CONTINUED

Financial instruments

Financial instruments carried on the statement of financial position include cash and bank balances, short term investments, accounts receivable, accounts payable, borrowings and capital notes.

The group is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates and include forward foreign currency contracts, foreign currency options and interest rate swap agreements. The group enters into forward currency contracts and foreign currency options to limit the group's exposure from movements in exchange rates on foreign currency denominated liabilities. Exchange gains and losses and hedging costs arising on contracts entered into as hedges of future commitments are not revalued until the underlying asset and liability are recognised.

The group enters into interest rate swap agreements with respect to specific borrowings in which the swap is designated as, and is, an effective hedge of the underlying borrowing. Differential payments made or received with respect to interest rate swap agreements are recognised as a component of interest expense in the period it relates to. Realised gains or losses on terminated swap agreements are expensed to the statement of financial performance.

Leases - Finance leases

Assets acquired under finance leases are included as non-current assets in the statement of financial position. Finance leases effectively transfer from the lessor to the group substantially all the risks and benefits incidental to ownership of the leased property. Where assets are acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight-line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and interest expense. The "actuarial" method of finance charge allocation is used to determine the interest expense.

Leases - Operating leases

Leases under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are recognised as an expense in the periods the amounts are payable.

Issue costs

Costs associated with the issue of shares or capital notes are recognised as a reduction of the amount raised by the issue. Hence the proceeds are expressed net of issue expenses. These costs may include those in relation to the preparation of a prospectus, advertising, professional fees, underwriting premiums and commissions. Issue costs relating to the capital notes are amortised from date of issue to the earliest redemption date.

Share options

No compensation expense is recognised in respect of share options granted. When the options are exercised the proceeds received are recognised as share capital.

Statement of cash flows

The following are the definitions of the terms used in the statement of cash flows:

Operating activities include all transactions and other events that are not investing or financing activities.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

2. STATEMENT OF ACCOUNTING POLICIES - CONTINUED

Investing activities are those activities relating to the acquisition, holding and disposal of property, plant and equipment and of investments. Investments can include securities not falling within the definition of cash.

Financing activities are those activities that result in changes in the size and composition of the capital structure. This includes both equity and debt not falling within the definition of cash. Dividends paid in relation to the capital structure are included in financing activities.

Cash is considered to be cash on hand and current accounts in banks, net of bank overdrafts. It includes funds on overnight deposit with banks. Short term investments, being funds invested at short term with banks, are not included in cash.

Comparatives

Certain comparative figures in the financial statements have been reclassified where necessary, so that all information corresponds to the classification presented in the current period. The amounts reclassified are not significant.

Changes in accounting policies

Effective 1 July 2003, renewal rights for programmes have been expensed as incurred. The previous policy capitalised renewal rights as incurred and upon contract renewal, the rights were amortised over the period they related. If a contract was not expected to be renewed, the costs were expensed. The financial impact of the change is that $1.6 million was expensed in programming for the year to 30 June 2004. There was no impact for the six month period to 31 December 2004. The reason for the change is the new policy more accurately reflects the risk associated with the costs of securing renewal rights.

All other accounting policies have been applied on a consistent basis throughout the periods presented.

3. OPERATING REVENUES AND EXPENSES

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Operating revenue			
Television services			
Subscriptions	207,851	380,218	338,195
Advertising	16,269	26,576	19,625
Installation, programme sales and other	14,596	33,823	33,452
Total television services	***238,716***	***440,617***	***391,272***
Interest	10,037	34,105	430
Dividends	0	1	73
Printing and publishing	0	13,757	537,249
Total revenue	**248,753**	**488,480**	**929,024**

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

3. OPERATING REVENUES AND EXPENSES - CONTINUED

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Operating expenses			
Television Services			
Programming	87,093	175,795	168,105
Subscriber management	8,828	17,585	13,734
Transmission	3,551	7,052	6,971
Selling, general and administrative	27,468	54,676	49,714
Depreciation	58,876	124,615	120,477
Amortisation	1,760	3,450	3,606
Total per Sky accounts	**187,576**	**383,173**	**362,607**
Less "fair value" and other adjustments	0	0	(9,739)
Total Television expenses per INL accounts	**187,576**	**383,173**	**352,868**
All divisions (including Television services)			
Depreciation of fixed assets			
Buildings	161	450	1,861
Broadcasting equipment	1,835	3,678	2,918
Studio equipment	1,124	3,172	2,394
Plant and equipment	1,475	3,466	21,200
Decoders	21,563	49,543	48,244
Capitalised installation costs	22,985	45,182	36,677
Satellite transponder subject to finance lease	9,747	19,314	15,759
Total depreciation	**58,890**	**124,805**	**129,053**
Amortisation of intangible assets			
Broadcasting rights	60	119	119
New channel development	20	56	55
Renewal rights	1,325	2,350	2,250
Satellite costs	279	702	888
Other intangible assets	87	154	224
Purchased goodwill	(11)	69	578
Total amortisation	**1,760**	**3,450**	**4,114**
Bad and doubtful debts:			
Movement in provision	(712)	379	(216)
Net write-off	595	1,389	4,243
Total bad and doubtful debts	**(117)**	**1,768**	**4,027**

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

3. OPERATING REVENUES AND EXPENSES - CONTINUED

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Fees to auditors :			
Audit fees paid to principal auditor	56	111	445
Tax and advisory services by principal auditor	73	1,113	587
Audit fee to auditor of subsidiary company	70	112	114
Other services by subsidiary auditor	6	43	16
Total fees to auditors	205	1,379	1,162
Interest and financing charges:			
Interest expense:			
Finance leases	1,457	4,423	5,991
Bank and other loans	935	7,012	41,633
Capital notes	5,254	9,788	11,078
Amortisation of capital notes issue costs	471	937	1,004
Bank facility fees	399	500	407
Total interest expense and financing charges	**8,516**	**22,660**	**60,113**
Directors' fees			
Directors of principal company			
- fees	250	630	368
- retiring allowances	0	330	0
- paid by subsidiary company	45	88	139
Other Directors of subsidiary company	123	94	110
Total Directors' fees	**418**	**1,142**	**617**
Other expenses include:			
Realised foreign exchange losses	1,856	6,933	6,751
Unrealised foreign exchange losses (gains)	737	1,713	(1,942)
(Gain) loss on disposal and write-off of fixed assets	(209)	(148)	3,086
Donations	11	12	79
Operating lease and rental expense	657	1,480	7,401



INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

4. DISCONTINUED OPERATIONS

For the six months to 31 December 2004, all operations were continuing.

For the year ended 30 June 2004:

	Discontinued 2004 $000	Continuing 2004 $000	Discontinued 2003 $000	Continuing 2003 $000
Operating revenue	13,757	474,723	502,977	426,047
Operating expenses	10,455	410,156	425,990	411,439
	3,302	64,567	76,987	14,608
Non trading items	23,594	0	293,934	0
Net surplus before income tax	26,896	64,567	370,921	14,608
Income tax (benefit)	990	10,986	(7,883)	1,650
Net surplus after income tax	25,906	53,581	378,804	12,958

The New Zealand based printing, publishing and magazine distribution operations were sold to Fairfax New Zealand Limited on 30 June 2003.
The Geelong Advertiser Holdings Limited together with its subsidiary companies was sold to News Limited on 14 November 2003.
Assets and liabilities attributable to Discontinued Operations remaining with the group at 30 June 2004 after sale were nil (30 June 2003: nil).

5. NON TRADING ITEMS

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Write down of press on plant closure	0	0	(964)
Gain (loss) on disposal of business operations	0	3,063	293,979
Gain (loss) on liquidation of associate company	0	0	919
Gain on sale of subsidiary company	0	20,531	0
	0	23,594	293,934
Non-trading items are stated before related income tax expense (benefit) of	0	0	(17,495)

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

6. INCOME TAX

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Income tax expense (benefit)			
Net profit before tax	51,726	91,463	385,529
Prima facie tax expense at statutory rate	17,069	30,183	127,225
Permanent differences	32	(7,245)	(105,444)
Timing differences not recognised	0	1,636	(11,630)
Timing differences recognised	(6,650)	0	0
Benefit of tax losses not previously recognised	(2,303)	(13,301)	(17,097)
Prior year adjustment	(420)	703	713
Tax expense (benefit)	**7,728**	**11,976**	**(6,233)**
Current tax payable (receivable)			
Tax expense (credit)	7,728	11,976	(6,233)
Less prior year adjustment	420	(703)	(713)
Timing differences recognised	(5,243)	0	8,040
Tax payments and credits	(2,519)	(11,154)	(7,929)
Net liability (asset)	386	119	(6,835)
Shown as:			
Income tax receivable	0	(850)	(7,227)
Income tax payable	386	969	392
Net liability (asset)	386	119	(6,835)
Future tax benefit			
Timing differences recognised	6,650	7,229	1,092
Timing differences reversed	(953)	0	0
Benefit of tax losses carried forward	0	1,808	35,100
Total tax assets - non-current	5,697	9,037	36,192
Less amount not recognised	(102)	(9,037)	(35,100)
Future tax benefit	**5,595**	**0**	**1,092**

The group has recognised a future tax benefit in respect of timing differences for the first time during this period in view of the fact that the test of virtual certainty of realisation has been met.

Tax loss offsets

INL and Sky are members of the same group for New Zealand income tax purposes and have an agreement for Sky to elect to transfer to INL tax losses incurred after 1 July 2001. INL will compensate Sky for the tax losses transferred at their tax value as and when Sky becomes liable to pay income tax using the corporate tax rate applicable in the year of offset. This arrangement has received a binding ruling from the Inland Revenue Department. In respect of the June 2003 year, losses amounting to $48,638,000 were offset at a tax value of $16,050,000. This brought the total tax compensation amount under the agreement as at 30 June 2004 to $33,589,000. No loss offset will occur in respect of the 2004 year.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

6. INCOME TAX - CONTINUED

For the year ended 30 June 2004, Sky utilised tax losses of $40,306,000 with a tax value of $13,301,000 (held at 30 June 2001 and not subject to the offset agreement) to offset its taxable income.

At 30 June 2004, Sky has accumulated tax losses carried forward of approximately $5 million and accordingly INL will be required to compensate Sky during the June 2005 year for past tax loss offsets. There will be no impact on the consolidated group accounts other than to the minority interest. Compensation of $11,100,000 was paid in October 2004, reducing the future obligation as at 31 December 2004 to $22,489,000.

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Imputation credit account			
Opening balance	4,500	25,581	39,895
Prior period adjustment	(102)	0	0
Tax paid to IRD	11,820	2,045	1,062
Tax refunded by IRD	(254)	(3,405)	0
Credits attached to dividends received	0	0	1
Credits attached to dividends paid	(4,411)	(19,721)	(15,377)
Closing balance	11,553	4,500	25,581

$11,100,000 of the group imputation credits at 31 December 2004 are held by the group's 78.3% owned subsidiary, Sky. Availability of these credits to INL shareholders is subject to Sky paying imputed dividends and to continuity of ownership requirements.

7. SHARE CAPITAL

At 31 December 2004, the number of issued shares was 364,698,867 at a value of $222,055,000. There were no movements in either balance during the six month period ended on that date.

The following movements took place during the years ended 30 June 2004 and 30 June 2003:

Share capital	**Number of Shares 2004**	**Number of Shares 2003**	**Share capital 2004 $000**	**Share Capital 2003 $000**
Shares on issue 1 July	423,314,969	422,432,948	461,120	458,786
Issued pursuant to options exercised	230,001	882,021	609	2,334
Issued as consideration for Sky share purchase	14,093,259	0	60,178	0
Payment of partly paid shares	0	0	144	0
	437,638,229	423,314,969	522,051	461,120

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

7. SHARE CAPITAL - CONTINUED

Less shares repurchased and cancelled	72,939,362	0	299,996	0
Shares on issue 30 June	364,698,867	423,314,969	222,055	461,120

The April 2004 shares repurchase and cancellation was for one in every six shares on issue pursuant to a Court approved scheme of arrangement and returned $339,897,426 to shareholders. Of this total, $299,996,166 was allocated against share capital as above and $39,901,260 was allocated against retained earnings.

At June 2004, all shares were fully paid. At June 2003, all shares were fully paid except for 118,000 shares on issue to the senior employees share purchase scheme. All shares have equal voting rights and equal rights on a winding up.

Senior employees share purchase scheme

At 30 June 2003, 118,500 partly paid shares were on issue pursuant to this scheme. These were fully paid up during the year ended 30 June 2004. There were no partly paid shares on issue at 30 June 2004 or 31 December 2004.

Senior executive share option scheme

At 30 June 2003, there were 230,001 share options on issue exercisable at a price of $2.65 each. These options were all exercised during the year ended 30 June 2004. There were no options on issue at 30 June 2004 or 31 December 2004.

Subsidiary company equity participation plans

Sky has issued 1.7 million ordinary shares at $2.10, partly paid to $0.01, to a trust, for purchase by certain directors and executives of Sky under an equity participation plan. Options to purchase 1 million shares at $2.10 per share have been previously exercised. At 30 June 2004 and 30 June 2003, the remaining 0.7 million ordinary shares were held in trust by Sky Nominees Limited for possible future allocation. On 17 December 2004, Sky Nominees Limited was amalgamated with Sky and the 700,000 ordinary shares partly paid to $0.01 were deemed cancelled at date of amalgamation.

Sky has also granted a total of 5,930,000 call options for purchase by certain directors and executives of which 3,400,000 have been exercised, leaving 2,530,000 outstanding. Outstanding options are exercisable at a range of prices from $2.10 to $3.62 over a range of dates from current to 1 January 2011.

8. RESERVES AND RETAINED SURPLUS

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Land and buildings revaluation reserve			
Opening balance	0	489	9,167
Currency translation	0	0	(9)
Transfer to retained earnings on sale of assets	0	(489)	(8,669)
Closing balance	0	0	489

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

8. RESERVES AND RETAINED SURPLUS - CONTINUED

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Publishing titles revaluation reserve			
Opening balance	0	13,510	519,986
Impairment of publishing titles	0	0	(5,000)
Transfer to retained earnings on sale of assets	0	(13,510)	(501,476)
Closing balance	0	0	13,510
Currency translation reserve			
Opening balance	0	(9,230)	(9,199)
Currency movements against hedged assets and liabilities denominated in overseas currency	0	0	146
Translation of foreign subsidiary financial statements to NZ currency	0	422	(177)
Transfer to retained earnings	0	8,808	0
Closing balance	0	0	(9,230)
Retained earnings			
Opening balance	991,020	1,003,952	143,189
Net surplus for the year	33,428	70,940	388,475
Transfers from other reserves:			
Land and buildings revaluation reserve	0	489	8,669
Publishing titles revaluation reserve	0	13,510	501,476
Currency translation reserve	0	(8,808)	0
Dividends paid	(10,941)	(49,162)	(38,015)
Repurchase of share capital (part)	0	(39,901)	0
Associate companies	0	0	158
Closing balance	1,013,507	991,020	1,003,952
Total reserves and retained surplus	**1,013,507**	**991,020**	**1,008,721**
Minority Interest			
Opening balance	19,859	19,446	16,530
Minority share of subsidiary results	10,570	8,547	3,287
Adjustment on change in ownership	0	(8,134)	(371)
Closing balance	30,429	19,859	19,446



INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

9. PAYABLES AND ACCRUALS

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Trade payables	36,014	40,939	30,109
Due to related parties	2,378	21,029	20,769
Unearned subscriptions	28,731	26,211	25,679
Employee entitlements	3,470	5,199	4,698
Deferred revenue	0	1,185	1,835
Payable to purchaser of business operations	0	0	4,239
Other accruals and payables	11,468	13,311	18,649
	82,061	107,874	105,978

10. INTEREST BEARING LIABILITIES

Borrowings			
Current			
Lease liabilities	21,109	20,039	19,057
Other	0	0	58
	21,109	20,039	19,115
Non-current			
Bank loans	0	46,000	148,000
Foreign currency bank loan	0	0	9,166
Lease liabilities	22,962	33,792	52,594
	22,962	79,792	209,760
Total borrowings	44,071	99,831	228,875
Repayment terms			
Bank loans are repayable:			
One to two years	0	0	9,166
Two to three years	0	0	0
Three to four years	0	46,000	0
Four to five years	0	0	148,000
	0	46,000	157,166
Non-current lease obligations are repayable:			
One to two years	22,962	22,136	21,354
Two to three years	0	11,656	21,229
Three to four years	0	0	10,011
Four to five years	0	0	0
	22,962	33,792	52,594

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

10. INTEREST BEARING LIABILITIES - CONTINUED

Interest rates on borrowings varied from 6.1% to 7.3% (2004: 5.3% to 6.9%, 2003: 5.3% to 6.9%). Interest rates on the Australian dollar denominated transponder finance lease varied in the range of 6.1% to 13.0% (2004: 6.1% to 13%, 2003: 6.1% to 13.0%).

From July 2003, the leased satellite asset has ceased to be designated as a hedge of the foreign currency lease liability. Forward currency contracts are now designated as a hedge of the foreign currency lease liability with the uncovered principal being revalued and unrealised exchange gains or losses taken to the statement of financial performance in the period they arise.

Bank facility

In May 2003, Sky refinanced its bank facility with a $200 million senior secured five-year revolving credit facility provided by a syndicate of five banks comprising Toronto Dominion Bank, The Hongkong and Shanghai Banking Corporation Limited, ANZ Banking Group (New Zealand) Limited, Bank of New Zealand and Westpac Banking Corporation. At the time of refinancing, the bank facility was drawn to $158 million. At June 2004, the facility was drawn to $46 million. The facility has been fully repaid at 31 December 2004.

In November 2003, Sky restructured this facility into a $150 million revolving credit facility and a letter of credit facility for A$40 million. The letter of credit is in favour of Optus Networks Pty Limited and is in support of the commitments Sky has made in relation to leasing a new satellite from Optus.

Interest is charged on drawings under the facility at a rate between 0.65% and 1.25% per annum above the average bid rate for the purchase of bank accepted bills of exchange. There is also a commitment fee payable on the undrawn balance of the facility at a rate of between 0.325% and 0.625% per annum. There are no required repayment tranches of the facility. The facility can be partially or fully cancelled at Sky's discretion.

Covenants in the bank facility (i) limit Sky's ability to dispose of its assets, although certain disposals are permitted, such as the disposal of certain assets in the ordinary course of business; (ii) limit Sky's ability to enter into transactions with related persons; (iii) prohibit Sky from investing, commencing business or acquiring material capital assets outside its core business; (iv) prohibit Sky from materially changing its licensing, programming or exclusivity rights; and (v) impose limits on additional external borrowing.

Furthermore, the bank facility also requires the aggregate direct and indirect beneficial shareholding of The News Corporation Limited to be at least 27.5% of the outstanding ordinary shares in Sky. This condition is entirely beyond the control of the group. If the condition is not satisfied, an event of review would be deemed to have occurred under the bank facility and if agreed to by a 60% majority of lenders, all amounts outstanding hereunder could upon demand, become due and payable by Sky. The facility is fully secured by a first ranking fixed and floating charge over all the assets and undertakings of the Sky group. Independent Newspapers Limited is not a party to these arrangements.

Capital Notes	**31 December 2004 $000**	30 June 2004 $000	30 June 2003 $000
111,076,000 notes at $1.00	111,076	111,076	111,076
Issue costs	(4,646)	(4,646)	(4,646)
Amortisation of issue costs	2,974	2,503	1,566
	109,404	108,933	107,996

The capital notes are unsecured and bear interest at 9.3% per annum payable quarterly. They are redeemable at the option of Sky, the first election date being 15 October 2006. Unless redeemed by Sky, each note holder must elect to retain some or all of their notes for a further period on new terms as advised or convert some or all into ordinary shares in Sky at 98% of market price.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

11. SUBSIDIARY COMPANIES

The group's subsidiary companies are:	Country of incorporation	Group interest
Sky and its subsidiaries	New Zealand	78.4%
INL Publishing Limited	New Zealand	100%
Independent Publishers Limited	New Zealand	100%
Mercer Investments Limited	New Zealand	100%
Taupo Times Limited	New Zealand	100%
INL Investments Australia Limited	Australia	100%

Sky's subsidiary companies, all incorporated in New Zealand, are Sky DMX Music Limited (50.5% owned) and Cricket Max Limited and Media Finance Limited (both 100% owned). During the year, Sky Nominees Limited was amalgamated with Sky.

INL Investments Australia Limited also owns the following companies, all 100% owned and incorporated in Australia: INL Newspapers Limited, INL Bendigo Pty Limited, The Independent Property Coy Pty Limited, INL Wimmera Pty Limited and INL Horsham Print Limited.

In addition, INL owns the following dormant companies, all 100% owned and incorporated in New Zealand: Alpha Mining Limited, Alpha Petroleum Limited, Evening Post Superannuation Nominees Limited, News Media Ownership Limited and Yellowfin Limited.

All subsidiary companies balance on 30 June.

All subsidiary companies, other than Sky and Sky DMX Music Limited, are non-trading.

12. RECEIVABLES AND PREPAYMENTS

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Trade receivables	32,751	34,059	35,857
Less estimated doubtful debts	(803)	(1,515)	(1,136)
Due from related parties	1,962	1,911	1,287
Due from purchaser of business operations	0	0	12,560
Accrued interest	1,901	1,472	0
Other receivables and prepaid expenses	7,293	4,796	8,115
	43,104	40,723	56,683



INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

13. FIXED ASSETS

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Land	1,026	1,026	2,097
Buildings	13,288	12,413	9,003
Accumulated depreciation	(3,410)	(3,249)	(2,116)
	9,878	9,164	6,887
Broadcasting equipment	38,452	38,448	38,066
Accumulated depreciation	(31,787)	(29,952)	(26,274)
	6,665	8,496	11,792
Satellite transponders subject to finance lease	134,987	134,339	133,013
Accumulated depreciation	(94,586)	(84,839)	(65,524)
	40,401	49,500	67,489
Studio equipment	29,332	28,658	28,257
Accumulated depreciation	(19,941)	(18,990)	(16,361)
	9,391	9,668	11,896
Other plant and equipment	29,380	28,476	51,609
Accumulated depreciation	(21,202)	(19,857)	(27,239)
	8,178	8,619	24,370
Decoders and associated equipment	337,346	328,284	290,087
Accumulated depreciation	(258,107)	(238,744)	(175,268)
	79,239	89,540	114,819
Capitalised installation costs	401,587	384,260	304,445
Accumulated depreciation	(299,193)	(276,208)	(189,457)
	102,394	108,052	114,988

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

13. FIXED ASSETS - CONTINUED

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Total cost	**985,398**	**955,904**	**856,577**
Total accumulated depreciation	**(728,226)**	**(671,839)**	**(502,239)**
Total fixed assets	**257,172**	**284,065**	**354,338**

Land and buildings with a book value of $10,904,000 have been independently valued by Darroch Valuation Limited, registered valuers, in July 2004 at a value of $12,000,000. The Directors consider this valuation to be a reasonable basis for the assessment of fair value at 31 December 2004.

Government valuation at September 2002 was $3,780,000. Additions since that period to December 2004 totalled $1,370,865 (June 2004 - $1,072,191; June 2003 - $402,507).

From July 2003, the leased satellite asset has ceased to be designated as a hedge of the foreign currency lease liability. Forward currency contracts are now designated as a hedge of the foreign currency lease liability, with the uncovered principal being revalued and unrealised exchange gains or losses taken to the statement of financial performance in the period they arise.

During the 2004 year, fully depreciated analogue decoders with a cost totalling $33,175,000 were written off.

14. OTHER INTANGIBLE ASSETS

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Broadcasting rights	2,309	2,309	2,309
Accumulated amortisation	(1,674)	(1,614)	(1,496)
	635	695	813
New channel development	280	280	280
Accumulated amortisation	(214)	(194)	(138)
	66	86	142
Renewal rights	35,480	35,480	35,480
Accumulated amortisation	(8,522)	(7,197)	(4,847)
	26,958	28,283	30,633
Satellite service development	4,519	4,519	4,519
Accumulated amortisation	(3,443)	(3,164)	(2,461)
	1,076	1,355	2,058



INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

14. OTHER INTANGIBLE ASSETS - CONTINUED

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Other intangibles	1,133	1,145	1,808
Accumulated amortisation	(473)	(386)	(1,129)
	660	759	679
Purchased goodwill	343	343	343
Accumulated amortisation	(313)	(324)	(255)
	30	19	88
Total other intangible assets	**29,425**	**31,197**	**34,413**

During the year ended 30 June 2004 fully amortised other intangible asset costs of $896,459 were written off.

15. STATEMENTS OF CASH FLOWS

Reconciliation between net surplus for the year and cash flows from operating activities

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Net surplus for the period	33,428	70,940	388,475
Minority interest in profit of subsidiary	10,570	8,547	3,287
Net surplus after income tax	43,998	79,487	391,762
Plus non-cash items:			
Depreciation expense	58,890	124,805	129,053
Amortisation expense	1,760	3,450	4,114
Unrealised losses/(gains) on currency	749	1,713	279
Movement in provision for doubtful debts	(117)	1,768	0
Amortisation of capital notes issue costs	471	937	0
Movement in deferred tax	(5,595)	1,092	(6,233)
Other non-cash items	1,697	(19,321)	2,316
Movement in working capital items:			
Receivables	(696)	15,960	60,816
Payables	(27,787)	1,896	(93,661)
Provision for tax	267	6,954	(6,271)
Programming rights	23,845	(3,439)	23,671
Items classified as investing activities:	0	(20,531)	(305,756)
Net cash inflows from operating activities	**97,482**	**194,771**	**200,090**

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

15. STATEMENTS OF CASH FLOWS - CONTINUED

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
Effect of disposal of subsidiary company			
Fixed assets	0	(3,829)	0
Masthead	0	(37,392)	0
Investments	0	(28)	0
Deferred taxation	0	(790)	0
Current assets	0	(7,100)	0
Current liabilities	0	5,670	0
(Gain) on disposal	0	(20,531)	0
Consideration in cash	**0**	**64,000**	**0**

16. OPERATING LEASES

Operating lease commitments in respect of property and motor vehicles fall due as follows:

Year 1	1,027	1,076	1,034
Year 2	816	753	521
Year 3	685	685	348
Year 4	607	540	222
Year 5	452	506	103
Later than 5 years	1,880	2,068	77
	5,467	5,628	2,305

17. OTHER COMMITMENTS

Contracts for transmission services:

Year 1	8,709	8,258	9,173
Year 2	8,585	6,904	8,007
Year 3	7,670	6,516	6,877
Year 4	6,128	6,129	6,102
Year 5	6,128	6,128	6,102
Later than 5 years	1,206	4,270	10,354
	38,426	38,205	46,615

Contracts for future programmes:

Year 1	97,277	117,203	102,610
Year 2	54,743	73,520	86,199
Year 3	27,495	36,028	61,707
Year 4	10,864	13,910	21,820
Year 5	638	3,365	829
Later than 5 years	0	0	0
	191,017	244,026	273,165

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

17. OTHER COMMITMENTS - CONTINUED

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Capital expenditure commitments:			
Year 1	11,419	7,759	2,762
Other service commitments			
Year 1	300	0	0

Contract for new satellite transponder lease

On 11 October 2003, the company's subsidiary, Sky, entered into an agreement with Optus Networks Pty Limited in Australia to obtain the use of five transponders on their D1 satellite, due to be launched in December 2005. Payments under this agreement are expected to commence around January 2006 and payment obligations in relation to the currently used B1 satellite will cease. The commitment is for fifteen years.

Using an exchange rate of 1 NZ dollar to 0.9218 Australian dollars, the present value of the commitment equates to $204.7 million.

18. RELATED PARTY TRANSACTIONS

The group had the following significant operating transactions in the normal course of business with its shareholders and their affiliates:

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
The News Corporation Limited			
Programming, smartcard and broadcasting equipment and publishing	11,286	56,610	57,871
Telecom Corporation of New Zealand Limited			
Wholesaling revenue	10,407	16,758	13,939
Advertising revenue	0	0	3,216
Telecommunications costs	1,768	3,606	8,462

On 14 November 2003, the company sold its Geelong, Australia based printing, publishing and distribution subsidiary companies to News Limited for $64 million.

Miss S M Moran, a Director of the company until 1 April 2004, is a partner in the law firm Oakley Moran. Total fees paid to Oakley Moran during the six month period to 31 December 2004 amounted to nil (year to 30 June 2004: $504, year to 30 June 2003: $240,000).

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

19. INDUSTRY AND GEOGRAPHIC SEGMENT OPERATION

	Six months ended 31 December 2004 $000	Year ended 30 June 2004 $000	Year ended 30 June 2003 $000
By industry segment			
Revenues			
Television	238,716	440,617	391,272
Printing, publishing and distribution	0	13,757	537,249
Investment and corporate	10,037	34,106	503
Total revenue	248,753	488,480	929,024
Segment results before unallocated items			
Television	51,140	57,444	38,404
Printing, publishing and distribution	0	3,302	121,577
Investment and corporate	9,102	29,783	(8,273)
Total segment results	60,242	90,529	151,708
Unallocated items			
Finance costs	8,516	22,660	60,113
Non-trading items	0	(23,594)	(293,934)
Operating surplus before income tax	51,726	91,463	385,529
Segment assets			
Television	1,205,090	1,237,550	1,094,936
Printing, publishing and distribution	0	0	49,767
Investment and corporate	296,823	312,991	787,825
Total assets	1,501,913	1,550,541	1,932,528

By geographic region

Independent Newspapers Limited operates predominantly in New Zealand.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

20. FINANCIAL INSTRUMENTS

The following financial instruments have been recognised in the financial statements:

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Cash and bank	22,944	8,810	29,595
Overnight bank deposits	0	0	753,000
Short term investments	292,992	310,370	0
Receivables	38,765	38,625	56,683
Payables and accruals	(82,061)	(107,874)	(105,978)
Borrowings	(44,071)	(99,831)	(228,875)
Capital notes	(109,404)	(108,933)	(107,996)
Net amount recognised	**119,165**	**41,167**	**396,429**

Credit risk

Credit risk is the risk of loss arising from one party to a contract failing to discharge its obligations under that contract. Recognised financial instruments which potentially subject the group to credit risk consist primarily of cash and bank and trade receivables. Cash and bank balances are placed with high quality financial institutions. Credit risk with respect to trade receivables is limited due to the large number of subscribers included in the group's subscriber base. Accordingly, the Directors believe the group has no significant concentration of credit risk. With forward foreign exchange contracts, the group's exposure is on the full amount of the foreign currency receivable on settlement. The group reduces credit risk by limiting the counterparties of the group to major international banks and does not expect to incur any losses as a result of non-performance by these counterparties.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. At 31 December 2004, the group had no floating to fixed interest rate swap agreements outstanding (30 June 2004: $30 million, 30 June 2003: $110 million), with major international banks. The agreements effectively provide the group with a fixed interest rate exposure of 6.1% to 6.9%, up to the notional principal amount of $30 million during the half year.

The group has also entered into fixed to floating interest rate swap agreements, having a notional principal amount of $55 million (30 June 2004: $55 million, 2003: $55 million) which relate to capital note interest payments.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. During the period the group entered into forward exchange contracts and currency options.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

20. FINANCIAL INSTRUMENTS - CONTINUED

The following amounts represent the approximate notional principal amounts to buy foreign currencies:

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Forward foreign exchange contracts	224,072	242,030	209,844
Currency options	0	0	35,426
	224,072	242,030	245,270

Fair values

The carrying amount of cash and bank, payables and accruals, receivables and current portion of borrowings approximate fair value due to the short term maturity of those instruments.

The carrying amount of term borrowings reflects fair value as the borrowing finance rates approximate market rates.

Estimated fair values of the remaining financial instruments are as follows:

	31 December 2004 $000	30 June 2004 $000	30 June 2003 $000
Forward foreign exchange contracts and options:			
- carrying amount	(5,149)	(7,701)	(4,038)
- fair value	(22,948)	(11,906)	(14,463)
Interest rate swap agreements			
- carrying amount	0	0	0
- fair value	337	(295)	(64)

Fair values have been obtained from the groups' bankers (termination cost).

The capital notes have been included in the accounts at a face value of $111,076,000 less issue costs. The market yield of the notes at 31 December 2004 was 7.5% (30 June 2004: 7.5%, 30 June 2003: 7.6%). The fair value of the capital notes at 31 December 2004 was $114,076,000 (30 June 2004: $115,246,000, 2003:$116,526,000). The difference between carrying amount and fair value has not been recognised in the accounts as the group intends to hold the notes until maturity.

The group does not use derivative financial instruments for speculative purposes.

Repricing analysis

The following tables identify the periods in which interest rates are subject to review on interest bearing financial assets and liabilities and provides the current weighted average interest rate of each item.

Receivables and payables have not been included in the tables because they are not interest rate sensitive.



INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

20. FINANCIAL INSTRUMENTS - CONTINUED

Repricing - 31 December 2004

	Effective Interest Rate	Total $000	Dec-05 $000	Dec-06 $000	Dec-07 $000
Assets:					
Cash at bank	6.35%	(22,944)	(22,944)		
Short term investments	6.73%	(292,992)	(292,992)	0	0
Current Liabilities:					
Finance Lease	7.93%	21,109	21,109	0	0
Non-current Liabilities:					
Bank loans	-	0	0	0	0
Capital notes	9.53%	111,076	0	111,076	0
Finance lease	7.93%	22,962	0	22,962	0
		(160,789)	(294,827)	134,038	0
Unrecognised interest rate swaps					
Floating to fixed		0	0	0	0
Fixed to floating		0	55,000	(55,000)	0
Net pricing profile		(160,789)	(239,827)	79,038	0

Repricing - 30 June 2004

	Effective Interest Rate	Total $000	Jun-05 $000	Jun-06 $000	Jun-07 $000	Jun-08 $000
Assets:						
Cash at bank	5.36%	(8,810)	(8,810)			
Short term investments	5.99%	(310,370)	(310,370)	0	0	0
Current Liabilities:						
Finance lease	8.46%	20,039	20,039	0	0	0
Non-current Liabilities:						
Bank loans	6.68%	46,000	0	0	0	46,000
Capital notes	9.28%	111,076	0	0	111,076	0
Finance lease	8.46%	33,792	0	22,136	11,656	0
		(108,273)	(299,141)	22,136	122,732	46,000
Unrecognised interest rate swaps						
Floating to fixed		0	(15,000)	15,000	0	0
Fixed to floating		0	55,000	0	(55,000)	0
Net pricing profile		(108,273)	(259,141)	37,136	67,732	46,000

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

20. FINANCIAL INSTRUMENTS - CONTINUED

Repricing - 30 June 2003

	Effective Interest Rate	Total $000	Jun-04 $000	Jun-05 $000	Jun-06 $000	Jun-07 $000	After Jun-07 $000
Assets:							
Cash at bank	4.26%	(29,595)	(29,595)	0	0	0	0
Short term investments	5.28%	(753,000)	(753,000)	0	0	0	0
Current Liabilities:							
Finance lease	9.05%	19,057	19,057	0	0	0	0
Foreign currency bank loan	5.14%	9,166	9,166	0	0	0	0
Other	8.00%	58	58	0	0	0	0
Non-current Liabilities:							
Bank loans	6.18%	148,000	0	0	0	0	148,000
Capital notes	8.60%	111,076	0	0	0	111,076	0
Finance lease	9.05%	52,594	0	21,354	21,229	10,011	0
		(442,644)	(754,314)	21,354	21,229	121,087	148,000
Unrecognised interest rate swaps							
Floating to fixed		0	(45,000)	15,000	30,000		0
Fixed to floating		0	55,000	0	0	(55,000)	0
Net pricing profile		(442,644)	(744,314)	36,354	51,229	66,087	148,000

Exchange translation

At balance date foreign monetary assets and liabilities are translated at the following rates:

	As at 31 December 2004 NZ$000	As at 30 June 2004 NZ$000	As at 30 June 2003 NZ$000
US Dollar	0.72	0.63	0.58
AU Dollar	0.92	0.91	0.87
Great Britain Pound	0.37	0.35	0.35



INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

20. FINANCIAL INSTRUMENTS - CONTINUED

Material foreign currency monetary assets and liabilities

Monetary assets and liabilities denominated in foreign currencies recognised in statement of financial position are:

	31 December 2004 NZ$000	30 June 2004 NZ$000	30 June 2003 NZ$000
Assets:			
AU Dollar	709	1,562	-
Liabilities:			
US Dollar	17,565	32,121	25,964
AU Dollar	840	6,489	6,701
Great Britain Pound	292	368	328

21. CONTINGENT LIABILITIES

In connection with the sale of the New Zealand printing, publishing and magazine distribution business to Fairfax New Zealand Limited on 30 June 2003, the company made certain warranties and may be liable in the event of material breach of those warranties. The warranties related to representations of fact at the sale date and not to future events or business performance. Any claim for breach of warranty must be lodged within a two year period from sale date and de minimus rules apply.

In connection with the sale of the Geelong printing, publishing and distribution business to News Limited on 14 November 2003, the company made certain warranties and may be liable in the event of material breach of those warranties. The warranties related to representations of fact at the sale date and not to future events or business performance. Any claim for breach of warranty must be lodged within a two year period of sale date and de minimus rules apply.

In accordance with the agreement between INL and its subsidiary, Sky, for the grouping of tax losses, INL is required to pay compensation to Sky if and when Sky becomes a taxpayer. At 30 June 2004, INL had received the cumulative benefit of Sky tax loss offsets amounting to $101,786,000 (2003: $53,147,000) representing potential future compensation payments of $33,589,000 (2003: $17,539,000). During the six month period to 31 December 2004, INL compensated Sky to the extent of $11,100,000 for past tax loss offsets reducing the potential for future compensation as at 31 December 2004 to $22,489,000.

The group's contingent liability in respect of undrawn letters of credit at 31 December 2004 amounted to $43,495,000 (30 June 2004 - $43,944,459, 30 June 2003 -$80,000).

The group is party to litigation incidental to its business, none of which is expected to be material. No provision has been made in the group's financial statements in relation to any current litigation and the Directors believe that such litigation will not have a significant effect on the group's financial position, results of operations or cash flows.

INDEPENDENT NEWSPAPERS LIMITED AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2004

22. EVENTS SUBSEQUENT TO BALANCE DATE

SANZAR Contract

On 22 December 2004, News Limited announced that it had entered into a five year agreement commencing in January 2006 with the South African, New Zealand and Australian Rugby Unions (SANZAR) for the exclusive rights to broadcast rugby played in these three countries in New Zealand, Australia and the United Kingdom. Sky has signed a sub-licence with a subsidiary of News Corporation on 9 May 2005 for the New Zealand broadcast rights.

Tax loss reimbursement

In February 2005, a further tax loss reimbursement payment was made by INL to Sky amounting to $7,915,000. This reduces the potential future obligations (detailed in Note 6) to $14,574,000.

Merger with Sky

The merger of Sky with INL was approved on 9 May 2005. An Independent Advisers Report is being prepared for shareholders of INL, who will have to vote in favour of the merger for it to proceed.

ANNEXURE D: SKY
HISTORICAL FINANCIAL INFORMATION




The Sky historical financial information contains the historical information as required by the First Schedule to the Securities Regulations 1983.

SUMMARY FINANCIAL INFORMATION FOR SKY

The historical financial information summarised below is extracted from the audited consolidated financial statements of Sky for the financial years ended 30 June 2000, 2001, 2002, 2003, 2004 and the audited consolidated financial statements for the six months ended 31 December 2004.

The accounting policies set out in this annexure have been consistently applied for all financial periods presented, with the exception that, effective 1 July 2003, renewal rights for programmes are being expensed as incurred. The previous policy capitalised renewal rights as incurred and upon contract renewal, the rights were amortised over the period they related to. If a contract was not expected to be renewed, the costs were expensed. The financial impact of the change was that $1.6 million was expensed in programming for the June 2004 year.

Accumulated tax losses have been utilised to offset any tax expense. The tax loss agreement existing between Sky and INL is detailed in Note 9 of the accounts of this annexure. The financial impact of this was that $11.1 million was credited to tax expense during the six months ended 31 December 2004 which was offset by a tax expense. Deferred tax of $5.6 million relating to accumulated timing differences was recognised during December 2004 due to virtual certainty of recovery.

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	31 December 2004 $m	30 June 2004 $m	30 June 2003 $m	30 June 2002 $m	30 June 2001 $m	30 June 2000 $m
Total operating revenue	238. 7	440.6	391.3	344.6	300.4	262.5
Operating expenses:						
- Programming	87.1	175.8	168.1	166.7	151.5	124.6
- Subscriber management	8.8	17.6	13.7	12.7	9.3	9.1
- Transmission	3.6	7.0	7.0	6.9	17.5	18.8
- Selling, general and administrative[1]	26.7	53.0	51.7	50.1	46.4	35.9
Total operating expenses	126.2	253.4	240.5	236.4	224.7	188.4
EBITDA[2]	**$112.5**	**$187.2**	**$150.8**	**$108.2**	**$75.7**	**$74.1**
Less/(Plus):						
- Depreciation and amortisation	60.6	128.0	124.1	113.1	95.4	77.8
- Interest expense	7.6	21.1	27.0	26.5	21.5	20.8
- Amortisation of bank facility fees and capital notes issue costs, net of interest income	0.6	1.1	1.0	0.2	(0.2)	0.2
- Net interest and financing charges	8.2	22.2	28.0	26.7	21.3	21.0
- Unrealised losses/(gains) on currency	0.8	1.7	(2.0)	(1.5)	1.2	2.4
Net profit/(loss) before income tax	**$42.9**	**$35.3**	**$0.7**	**$(30.1)**	**$(42.2)**	**$(27.1)**
Income tax (credit)/expense	(5.9)	0.1	-	-	0.1	-
Net profit/(loss) after income tax	**$48.8**	**$35.2**	**$0.7**	**$(30.1)**	**$(42.3)**	**$(27.1)**
Minority interest in profit/(loss) of subsidiary	0.1	(0.1)	-	0.1	-	(0.1)
Net profit/(loss) attributable to shareholders	**$48.7**	**$35.3**	**$0.7**	**$(30.2)**	**$(42.3)**	**$(27.0)**

1 Exclusive of unrealised losses/(gains) on currency.

2 Net profit/(loss) before income tax, interest expense, depreciation and amortisation and unrealised gains and losses on currency.



CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	31 December 2004 $m	30 June 2004 $m	30 June 2003 $m	30 June 2002 $m	30 June 2001 $m	30 June 2000 $m
Tangible assets	325.0	331.9	402.0	417.2	417.7	356.8
Intangible assets	50.1	75.7	75.4	77.7	71.9	55.4
Total assets	**$375.1**	**$407.6**	**$477.4**	**$494.9**	**$489.6**	**$412.2**
Total liabilities	**$234.9**	**$316.2**	**$421.2**	**$440.0**	**$405.7**	**$372.9**
Total equity	**$140.2**	**$91.4**	**$56.2**	**$54.9**	**$83.9**	**$39.3**

OTHER FINANCIAL DATA (UNAUDITED)

	31 December 2004 $m	30 June 2004 $m	30 June 2003 $m	30 June 2002 $m	30 June 2001 $m	30 June 2000 $m
Capital expenditure (accrual basis)	31.4	57.4	105.8	123.4	153.3	137.0
Free cash inflows/(outflows)	70.5	117.7	32.0	(37.2)	(96.8)	(46.3)

DETAILED FINANCIAL INFORMATION FOR SKY (CONSOLIDATED)

The detailed financial information on the following pages are the audited consolidated financial statements for SKY for the year ended 30 June 2004 and the six months ended 31 December 2004.

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Note	For the six months ended 31 December 2004 $000	For the year ended 30 June 2004 $000	2003 $000
Operating revenue				
Subscriptions		**207,851**	380,218	338,195
Advertising		**16,269**	26,576	19,625
Installation, programme sales and other		**14,596**	33,823	33,452
Total operating revenue		**$238,716**	$440,617	$391,272
Operating expenses				
Cost of services:				
Programming		**87,093**	175,795	168,105
Subscriber management		**8,828**	17,585	13,734
Transmission		**3,551**	7,052	6,971
Selling, general and administrative		**27,468**	54,676	49,714
Depreciation and amortisation		**60,636**	128,065	124,083
Total operating expenses	12	**$187,576**	$383,173	$362,607
Operating profit		**51,140**	57,444	28,665
Net interest expense and financing charges	12	**8,237**	22,160	27,971
Net profit before income tax		**42,903**	35,284	694
Income tax (credit)/expense	9	**(5,857)**	64	(17)
Net profit after income tax		**48,760**	35,220	711
Minority interest in profit/(loss) of subsidiary	3	**51**	(73)	40
Net profit attributable to shareholders		**$48,709**	$35,293	$671

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY

	Note	For the six months ended 31 December 2004 $000	For the year ended 30 June 2004 $000	2003 $000
Equity at the beginning of the period		**91,425**	56,205	54,930
Net profit	3	**48,709**	35,293	671
Minority interest	3	**51**	(73)	40
Foreign currency translation reserve movement	3	-	-	42
Total recognised revenues and expenses		**48,760**	35,220	753
Other movements:				
Contributions from owners	3	-	-	529
Treasury stock	3	-	-	(7)
Equity at the end of the period		**$140,185**	$91,425	$56,205





CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As at 31 December 2004 $000	As at 30 June 2004 $000	As at 30 June 2003 $000
Equity				
Share capital	3	**291,897**	291,897	291,897
Accumulated deficit	3	**(151,712)**	(200,421)	(236,334)
Foreign currency translation reserve	3	-	-	620
Shareholders' equity		**140,185**	91,476	56,183
Minority interest	3	-	(51)	22
Total equity		**140,185**	91,425	56,205
Current liabilities				
Payables and accruals	4	**81,440**	107,371	93,484
Borrowings	5	**21,109**	20,039	19,115
		102,549	127,410	112,599
Non-current liabilities				
Term borrowings	5	**22,962**	79,792	200,594
Capital notes	5	**109,404**	108,933	107,996
		132,366	188,725	308,590
Total liabilities and equity		**$375,100**	$407,560	$477,394
Current assets				
Cash at bank		**22,915**	8,781	12,149
Receivables and prepayments	7	**39,322**	39,008	39,426
Programming rights		**20,691**	44,536	40,955
		82,928	92,325	92,530
Non-current assets				
Fixed assets	6	**257,152**	284,038	350,399
Intangible assets	8	**29,425**	31,197	34,413
Other non-current assets	11	**5,595**	-	52
		292,172	315,235	384,864
Total assets		**$375,100**	$407,560	$477,394



CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	For the six months ended 31 December 2004 $000	For the year ended 30 June 2004 $000	For the year ended 30 June 2003 $000
Cash flows from operating activities				
Cash was provided from:				
Customers		**232,375**	422,550	374,597
Related parties		**8,735**	17,850	13,910
Interest received		**289**	358	439
Reimbursement of tax loss offset from Independent Newspapers Limited		**11,100**	-	-
Net GST received		**3,277**	-	328
		255,776	440,758	389,274
Cash was applied to:				
Suppliers and employees		**(102,621)**	(189,955)	(174,865)
Related parties		**(30,415)**	(58,083)	(58,441)
Interest paid		**(7,728)**	(21,726)	(27,856)
Income tax paid		**(11,100)**	-	(79)
Net GST paid		-	(316)	-
		(151,864)	(270,080)	(261,241)
Net cash inflows from operating activities		**$103,912**	$170,678	$128,033
Cash flows from investing activities				
Cash was provided from:				
Proceeds from sale of fixed assets		**268**	260	283
		268	260	283
Cash was applied to:				
Purchase of fixed assets & intangibles		**(33,639)**	(53,192)	(96,321)
		(33,639)	(53,192)	(96,321)
Net cash outflows from investing activities		**($33,371)**	($52,932)	($96,038)
Cash flows from financing activities				
Cash was provided from:				
Proceeds from borrowings	5	**2,000**	3,000	167,000
Contributions from owners	3	-	-	529
		2,000	3,000	167,529
Cash was applied to:				
Repayment of borrowings	5	**(48,000)**	(105,057)	(176,110)
Payment of finance lease liabilities		**(10,407)**	(19,057)	(14,240)
Payment of bank facility fees		-	-	(904)
		($58,407)	(124,114)	(191,254)
Net cash outflows from financing activities		**($56,407)**	($121,114)	(23,725)
Net increase/(decrease) in cash held		**14,134**	(3,368)	8,270
Opening cash brought forward		**8,781**	12,149	3,879
Closing cash carried forward		**$22,915**	$8,781	$12,149

In the 2003 year the expected life of the satellite transponders (subject to a finance lease) was increased by one year. The impact of this was $19.7 million representing a non-cash investing and financing activity.





CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

	Note	For the six months ended 31 December 2004 $000	For the year ended 30 June 2004 $000	2003 $000
Reconciliation between net profit after tax to cash flows from operating activities				
Net profit attributable to shareholders		**48,709**	35,293	671
Minority interest in profit/(loss) of subsidiary	3	**51**	(73)	40
Net profit after tax		**$48,760**	35,220	711
Plus non-cash items:				
Depreciation expense	12	**58,876**	124,615	120,477
Amortisation expense	12	**1,760**	3,450	3,606
Unrealised losses/(gains) on currency	12	**749**	1,713	(1,942)
Bad debts and movement in provision for doubtful debts	12	**(117)**	1,768	2,367
Amortisation of capital notes issue costs	12	**471**	937	1,004
Movement in deferred taxation	9	**(5,595)**	-	-
Other non-cash items		**1,222**	234	1,024
Movement in working capital:				
Increase in receivables		**(534)**	(1,870)	(4,757)
(Decrease)/increase in payables and accruals		**(25,316)**	8,340	(3,584)
Decrease/(increase) in programming rights		**23,845**	(3,581)	6,669
Items classified as investing activities:				
(Gain)/loss on disposal and write off of fixed assets	12	**(209)**	(148)	2,458
Net cash inflows from operating activities		**$103,912**	$170,678	$128,033

NOTES TO THE FINANCIAL STATEMENTS

For the six months ended 31 December 2004

1. PRINCIPAL ACTIVITIES AND SEGMENTAL REPORTING

The Company primarily operates as a single business segment and provides a multi-channel subscription television service in New Zealand. The revenue, results and carrying amounts attributable to the subsidiary's assets during the period were not significant, therefore no segmental reporting has been provided.

2. STATEMENT OF ACCOUNTING POLICIES

Entities reporting

The financial statements presented here are the consolidated financial statements of the group comprising Sky Network Television Limited and its subsidiary – Sky DMX Music Limited and its associated entity – Go Auto JV Limited. Sky Network Television Limited, its subsidiary and its associated entity are hereinafter referred to as the "Company". The Company also has various non-trading subsidiaries, held for name protection purposes.

Statutory base

Sky Network Television Limited is a company registered under the Companies Act 1993 and is an issuer in terms of the Securities Act 1978. These financial statements are presented in accordance with clauses 23 to 38 of the First Schedule of the Securities Regulations 1983.

Measurement base

The measurement base adopted is that of historical cost.

Specific accounting policies

The following specific accounting policies which have a significant effect on the measurement of results and financial position have been applied.

Basis of consolidation

The consolidated financial statements are prepared using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-group transactions and balances have been eliminated on consolidation.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Capitalised aerial and satellite dish installations are represented by the cost of aerials, satellite dishes, installation costs and overheads. Fixed assets are depreciated using the straight-line method so as to allocate the cost of assets to their residual values over their useful lives as follows:

Land	Nil
Buildings	50 years
Studio and broadcasting equipment	5-10 years
Decoders and associated equipment	5-6 years
Other plant and equipment	3-10 years
Capitalised aerial and satellite dish installations	5 years

The four capitalised satellite transponder leases are being depreciated over their useful lives.

Intangible assets

Broadcasting rights, consisting of UHF spectrum licences, are amortised on a straight-line basis over the lesser of the period of the licence term and twenty years.

New channel development costs are deferred to be matched against future subscription income. This expenditure is amortised on a straight-line basis over five years.

NOTES TO THE FINANCIAL STATEMENTS

2. STATEMENT OF ACCOUNTING POLICIES - CONTINUED

Renewal rights for programmes incurred after 1 July 2003 are expensed as incurred. This was a change in policy effective 1 July 2003. The comparatives for the year ended 30 June 2003 are stated in accordance with the previous policy which is set out in this Note under "Changes in accounting policies". Renewal rights for programmes incurred prior to this date have been capitalised as incurred and are amortised over the period to which they relate. If a contract is not expected to be renewed, the costs are expensed.

Costs relating to the establishment of the direct broadcast satellite (DBS) service have been capitalised and are amortised on a straight-line basis over five years from the commencement of earning subscription revenue from the service.

Purchased goodwill is the excess of cost over the fair value of the net assets acquired and is amortised to the statement of financial performance over the shorter of its estimated useful life and five years.

Programming rights

Programming rights are recognised in the statement of financial position provided the programme is available and the rights period has commenced at the balance date. Rights are amortised over that period they relate to, generally not exceeding twelve months. Long term sports rights are recognised on an annual basis in the statement of financial position and are amortised over twelve months. Any rights not expected to be utilised are written off during the period.

Impairment

Annually, the directors assess the carrying value of each asset. Where the estimated recoverable amount of the asset is less than its carrying amount, the asset is written down. The impairment loss is recognised in the statement of financial performance.

Total revenue

Revenue represents subscription income, programming revenue, installation income, advertising sales and other sundry revenue. Revenue received in advance is recognised as unearned subscription income in the statement of financial position.

Interest income

Interest income is accounted for as earned.

Accounts receivable

Accounts receivable are carried at expected realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at balance date. Bad debts are written off during the period in which they are identified.

Foreign currencies

Transactions denominated in foreign currencies during the period are translated to New Zealand dollars at the rates of exchange ruling at the dates of the transactions or at forward cover rates where specifically identified.

Amounts receivable and payable in foreign currencies at balance date are translated to New Zealand dollars at rates of exchange at the balance date. Foreign currency non-monetary assets are translated at exchange rates in effect when the amounts of these assets were determined. Except where a foreign currency liability is designated as a hedge, the related non-monetary assets are translated at the closing rate and the exchange difference is taken to the foreign currency translation reserve.

Gains and losses arising from exchange fluctuations are taken to the statement of financial performance in the period in which they arise.

Capitalisation of interest

Interest incurred in relation to the establishment of non-current assets is capitalised when there is an extended period of time required to establish the asset. The capitalisation of interest costs ceases once the asset is available for its intended use.



NOTES TO THE FINANCIAL STATEMENTS

2. STATEMENT OF ACCOUNTING POLICIES - CONTINUED

Income tax

The Company adopts the liability method of tax effect accounting on a comprehensive basis. The tax effect of timing differences, which arise from items recorded in different periods for income tax and accounting purposes, is carried forward on the statement of financial position as deferred tax assets/liabilities. Deferred tax assets arising from timing differences are not recorded unless there is virtual certainty of the realisation of the asset. Deferred tax assets, which include tax losses, are only recorded when the realisation is certain.

The recovery of deferred tax assets (both recognised and unrecognised) is contingent upon sufficient taxable income being earned in future periods, the continuation of relevant tax laws and the Company continuing to comply with the appropriate legislation.

Goods and Services Tax (GST)

The statement of financial performance and statement of cash flows have been prepared so that all components are stated exclusive of GST. All items in the statement of financial position are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

Financial instruments

Financial instruments carried on the statement of financial position include cash and bank balances, accounts receivable, accounts payable, borrowings and capital notes. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Where possible, financial assets are supported by collateral or other security. These arrangements are described in the individual policy statements associated with each item.

The Company is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates and include forward foreign currency contracts, foreign currency options and interest rate swap agreements. The Company enters into forward currency contracts and foreign currency options to limit the Company's exposure from movements in exchange rates on foreign currency denominated liabilities. Exchange gains and losses and hedging costs arising on contracts entered into as hedges of future commitments are not revalued until the underlying asset and liability are recognised. With the exception of exchange differences recognised in the foreign currency translation reserve, all other exchange gains and losses on foreign currency contracts and foreign currency denominated liabilities are recorded in the statement of financial performance.

The Company enters into interest rate swap agreements with respect to specific borrowings in which the swap is designated as, and is, an effective hedge of the underlying borrowing. Differential payments made or received with respect to interest rate swap agreements are recognised as a component of interest expense in the period they relate to. Realised gains or losses on terminated swap agreements are expensed to the statement of financial performance.

Further information about financial instruments to which the Company is a party is provided in Note 17.

Leases - Finance leases

Assets acquired under finance leases are included as non-current assets in the statement of financial position. Finance leases effectively transfer from the lessor to the Company substantially all the risks and benefits incidental to ownership of the leased property. Where assets are acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight-line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and interest expense. The "actuarial" method of finance charge allocation is used to determine the interest expense.

Leases - Operating leases

Leases under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are recognised as an expense in the periods the amounts are payable.





NOTES TO THE FINANCIAL STATEMENTS

2. STATEMENT OF ACCOUNTING POLICIES - CONTINUED

Issue costs

Costs associated with the issue of shares or capital notes are recognised as a reduction of the amount raised by the issue. Hence the proceeds are expressed net of issue expenses. These costs may include those in relation to the preparation of a prospectus, advertising, professional fees, underwriting premiums and commissions. Issue costs relating to the capital notes are amortised from date of issue to the earliest redemption date.

Share options

No compensation expense is recognised in respect of share options granted. When the options are exercised the proceeds received are recognised as share capital.

Comparatives

Certain comparative figures in the financial statements have been reclassified where necessary, so that all information corresponds to the classification presented in the current period. The amounts reclassified are not significant.

Statements of cash flows

The following are the definitions of the terms used in the statement of cash flows:

a. Operating activities include all transactions and other events that are not investing or financing activities.

b. Investing activities are those activities relating to the acquisition, holding and disposal of property, plant and equipment and of investments. Investments can include securities not falling within the definition of cash.

c. Financing activities are those activities that result in changes in the size and composition of the capital structure. This includes both equity and debt not falling within the definition of cash. Dividends paid in relation to the capital structure are included in financing activities.

d. Cash is considered to be cash on hand and current accounts in banks, net of bank overdrafts.

Changes in accounting policies

The board of directors decided, effective 1 July 2003, that renewal rights for programmes are to be expensed as incurred. The previous policy capitalised renewal rights as incurred and upon contract renewal, the rights were amortised over the period they related. If a contract was not expected to be renewed, the costs were expensed.

The financial impact of the change is that $1.6 million has been expensed in programming for the year ended 30 June 2004. The reason for the change is the new policy more accurately reflects the risk associated with the costs of securing renewal rights.

All other accounting policies have been applied on a consistent basis throughout the periods presented.

NOTES TO THE FINANCIAL STATEMENTS

3. EQUITY

	For the six months ended 31 December 2004 $000	For the year ended 30 June 2004 $000	2003 $000
Share capital			
Balance at the beginning of the period	**291,904**	291,904	291,375
Cancellation of treasury stock	**(7)**	-	-
Contribution from owners:			
Shares issued on exercise of options	-	-	529
	$291,897	$291,904	$291,904
Shares repurchased and held as treasury stock	-	(7)	(7)
Balance at the end of the period	**$291,897**	$291,897	$291,897

In the 2003 year, on exercise of options, 100,000 shares were issued for cash at $2.10 per share and 133,000 shares were issued for cash at $2.40 per share. Refer Note 18 – Equity Participation Plan.

Treasury stock relates to 700,000 ordinary shares paid to $0.01 held by Sky Nominees Limited which is consolidated. On 17 December 2004 Sky Nominees Limited was amalgamated with Sky Network Television Limited and 700,000 ordinary shares partly paid to $0.01 are deemed cancelled on date of amalgamation.

	For the six months ended 31 December 2004 Number	For the year ended 30 June 2004 Number	2003 Number
Share issue details			
Ordinary shares on issue at the beginning of the period	**389,539,785**	389,539,785	389,306,785
Cancellation of 700,000 ordinary shares paid to 1 cent	**(700,000)**	-	-
Shares issued on exercise of options	-	-	233,000
Ordinary shares on issue at the end of the period	**388,839,785**	389,539,785	389,539,785

As at 31 December 2004 there were 388,839,785 (30 June 2004 and 30 June 2003 - 388,839,785) shares issued and fully paid. There were 700,000 shares partly paid to $0.01 as at 30 June 2004 and 30 June 2003. Refer Note 18 – Equity Participation Plan.

Ordinary shares rank equally, carry voting rights and participate in distributions.

NOTES TO THE FINANCIAL STATEMENTS

3. EQUITY - CONTINUED

	For the six months ended 31 December	For the year ended 30 June	
	2004	2004	2003
	$000	$000	$000
Accumulated deficit			
Accumulated deficit at the beginning of the period	**(200,421)**	(236,334)	(237,005)
Foreign currency translation reserve movement (1)	-	620	-
Net profit for the period	**48,709**	35,293	671
Accumulated deficit at the end of the period	**($151,712)**	($200,421)	($236,334)
Foreign currency translation reserve			
Balance at the beginning of the period	-	620	578
Movement for the period (1)	-	(620)	42
Balance at the end of the period	-	-	$620
Minority interest			
Balance at the beginning of the period	**(51)**	22	(18)
Share of profit/(loss) in subsidiary (2)	**51**	(73)	40
Balance at the end of the period	-	($51)	$22

(1) From July 2003 the leased satellite asset has ceased to be designated as a hedge of the foreign currency lease liability and the 30 June 2003 balance in the foreign currency translation reserve has therefore been transferred to accumulated losses during the year ended 30 June 2004. Forward currency contracts are now designated as a hedge of the lease liability, with uncovered principal being revalued and unrealised gains or losses taken to the statement of financial performance in the period they arise.

(2) The Company has agreed to provide continuing support for the subsidiary, Sky DMX Music Limited.

4. PAYABLES AND ACCRUALS

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Trade payables	**35,393**	40,436	28,755
Due to related parties	**2,378**	21,029	20,769
Unearned subscriptions	**28,731**	26,211	25,403
Employee entitlements	**3,470**	5,199	3,885
Deferred revenue	-	1,185	1,835
Accruals and other payables	**11,468**	13,311	12,837
	$81,440	$107,371	$93,484

NOTES TO THE FINANCIAL STATEMENTS

5. INTEREST-BEARING LIABILITIES

	As at 31 December 2004 $000	As at 30 June 2004 $000	As at 30 June 2003 $000
Borrowings			
Current			
Lease liabilities	**21,109**	20,039	19,057
Other	-	-	58
	$21,109	$20,039	$19,115
Non-current			
Bank loans	-	46,000	148,000
Lease liabilities	**22,962**	33,792	52,594
	$22,962	$79,792	$200,594
Repayment terms			
Bank loans are repayable:			
One to two years	-	-	-
Two to three years	-	-	-
Three to four years	-	46,000	-
Four to five years	-	-	148,000
	-	$46,000	$148,000
Lease liabilities are repayable:			
One to two years	**22,962**	22,136	21,354
Two to three years	-	11,656	21,229
Three to four years	-	-	10,011
Four to five years	-	-	-
	$22,962	$33,792	$52,594

Interest rates on borrowings varied in the range of 6.1% to 7.3% in the six months ended 31 December 2004 (30 June 2004 – 5.3% to 6.9%; 30 June 2003 – 5.3% to 6.9%). Interest rates on the Australian dollar denominated transponder finance lease varied in the range of 6.1% to 13% (30 June 2004 – 6.1% to 13%; 30 June 2003 - 6.1% to 13%). The lease liabilities are secured by the leased assets.

From July 2003 the leased satellite asset has ceased to be designated as a hedge of the foreign currency lease liability. Forward currency contracts are now designated as a hedge of the lease liability, with the uncovered principal being revalued and unrealised exchange gains or losses taken to the statement of financial performance in the period they arise (refer Note 6).

Bank Facility

In May 2003 the Company re-financed its bank facility with a $200 million senior secured five-year revolving credit facility provided by a syndicate of five banks comprising Toronto Dominion Bank, The Hong Kong and Shanghai Banking Corporation Limited, ANZ Banking Group (New Zealand) Limited, Bank of New Zealand and Westpac Banking Corporation. At the time of refinancing the bank facility was drawn to $158 million. The facility was drawn to $46 million at 30 June 2004. The facility has been fully repaid at 31 December 2004.

In November 2003 the Company restructured this facility into a $150 million revolving credit facility and a letter of credit facility of A$40 million. The letter of credit is in favour of Optus Networks Pty Limited ("Optus") and is in support of the commitments the Company has made in relation to leasing a new satellite from Optus.



NOTES TO THE FINANCIAL STATEMENTS

5. INTEREST-BEARING LIABILITIES - CONTINUED

Interest is charged on drawings under the facility at a rate between 0.65% and 1.25% per annum above the average bid rate for the purchase of bank accepted bills of exchange. There is also a commitment fee payable on the undrawn balance of the facility at a rate of between 0.325% and 0.625% per annum. There are no required repayment tranches of the facility. The facility can be partially or fully cancelled at the Company's discretion.

The bank facility includes various restrictions on the Company. Covenants in the bank facility: (i) limit the Company's ability to dispose of its assets, although certain disposals are permitted, such as the disposal of certain assets in the ordinary course of business; (ii) limit the Company's ability to enter into transactions with related persons; (iii) prohibit the Company from investing, commencing business or acquiring material capital assets outside its core business; (iv) prohibit the Company from materially changing its licensing, programming or exclusivity rights; and (v) impose limits on additional external borrowing.

Furthermore, the bank facility also requires the aggregate direct and indirect beneficial shareholding of the News Corporation to be at least 27.5% of the outstanding ordinary shares in the Company. This condition is entirely beyond the control of the Company. If the condition is not satisfied, an event of review would be deemed to have occurred under the bank facility and if agreed to by a majority of lenders (60%), all amounts outstanding thereunder could, upon demand, become due and payable by the Company.

The facility is fully secured by a first ranking fixed and floating charge over all the assets and undertakings of the Company.

Capital Notes

In October 2001 the Company raised $111 million through a capital notes issue. The capital notes constitute unsecured obligations of the Company. The interest rate payable on the capital notes was fixed at 9.3% per annum with interest payable quarterly. Prior to the initial election date of 15 October 2006 the Company must notify noteholders of the proportion of capital notes that it intends to redeem and, if applicable, the new terms on which noteholders may elect to roll-over their capital notes. Unless the Company redeems all capital notes, each noteholder must elect to either retain some or all of their capital notes for a further period on the new terms or convert some or all of the capital notes into ordinary shares in the Company at 98% of the market price.

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
111,076,000 notes at $1.00	**111,076**	111,076	111,076
Issue costs	**(4,646)**	(4,646)	(4,646)
Amortisation of issue costs	**2,974**	2,503	1,566
	$109,404	$108,933	$107,996

NOTES TO THE FINANCIAL STATEMENTS

6. FIXED ASSETS

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Land	**1,026**	1,026	1,026
Accumulated depreciation	**-**	-	-
	1,026	1,026	1,026
Buildings	**13,288**	12,413	11,576
Accumulated depreciation	**(3,410)**	(3,249)	(2,813)
	9,878	9,164	8,763
Broadcasting equipment	**38,452**	38,448	38,066
Accumulated depreciation	**(31,787)**	(29,952)	(26,274)
	6,665	8,496	11,792
Satellite transponders subject to finance lease	**134,987**	134,339	133,013
Accumulated depreciation	**(94,586)**	(84,839)	(65,524)
	40,401	49,500	67,489
Studio equipment	**29,332**	28,658	28,257
Accumulated depreciation	**(19,941)**	(18,990)	(16,361)
	9,391	9,668	11,896
Other plant and equipment	**29,343**	28,442	27,013
Accumulated depreciation	**(21,185)**	(19,850)	(17,237)
	8,158	8,592	9,776
Decoders and associated equipment	**337,346**	328,284	349,533
Accumulated depreciation	**(258,107)**	(238,744)	(224,864)
	79,239	89,540	124,669
Capitalised installation costs	**401,587**	384,260	346,013
Accumulated depreciation	**(299,193)**	(276,208)	(231,025)
	102,394	108,052	114,988
Total cost	**985,361**	955,870	934,497
Total accumulated depreciation	**(728,209)**	(671,832)	(584,098)
Total fixed assets	**$257,152**	$284,038	$350,399

The latest independent valuation of land and buildings prepared by Darroch Valuations Limited, registered independent valuers, in July 2004 records a value of $12,000,000. The directors consider this valuation to be a reasonable basis for the assessment of fair value.

Government valuation at September 2002 was $3,780,000. Additions since that period to December 2004 totalled $1,370,865 (June 2004 - $1,072,191; June 2003 - $402,507).

From July 2003 the leased satellite asset has ceased to be designated as a hedge of the foreign currency lease liability. Forward currency contracts are now designated as a hedge of the lease liability, with the uncovered principal being revalued and unrealised exchange gains or losses taken to the statement of financial performance in the period they arise (refer Note 5).

The reason the cost of decoders and associated equipment has reduced during the year ended 30 June 2004 is that fully depreciated analogue decoders with a cost totalling $33,175,315 were written off, as they were broken and were not intended to be re-used.

NOTES TO THE FINANCIAL STATEMENTS

7. RECEIVABLES AND PREPAYMENTS

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Trade receivables	**32,541**	34,058	32,657
Less estimated doubtful debts	**(803)**	(1,515)	(1,136)
Due from related parties	**1,962**	1,911	1,287
Other receivables and prepaid expenses	**5,622**	4,554	6,618
	$39,322	$39,008	$39,426

8. INTANGIBLE ASSETS

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Broadcasting rights	**2,309**	2,309	2,309
Accumulated amortisation	**(1,674)**	(1,614)	(1,496)
	635	695	813
New channel development	**280**	280	280
Accumulated amortisation	**(214)**	(194)	(138)
	66	86	142
Renewal rights	**35,480**	35,480	35,480
Accumulated amortisation	**(8,522)**	(7,197)	(4,847)
	26,958	28,283	30,633
Satellite service development	**4,519**	4,519	4,519
Accumulated amortisation	**(3,443)**	(3,164)	(2,461)
	1,076	1,355	2,058
Other intangibles	**1,133**	1,145	1,808
Accumulated amortisation	**(473)**	(386)	(1,129)
	660	759	679
Purchased goodwill	**343**	343	343
Accumulated amortisation	**(313)**	(324)	(255)
	30	19	88
Total intangible assets	**$29,425**	$31,197	$34,413

During the year ended 30 June 2004 fully amortised other intangible costs of $896,459 were written off as on screen program logos are no longer being utilised.

NOTES TO THE FINANCIAL STATEMENTS

9. INCOME TAX

The Company and Independent Newspapers Limited (INL) are members of the same group for New Zealand tax-paying purposes and have an agreement for the Company to elect to transfer to the INL Group tax losses incurred after 1 July 2001. INL will compensate the Company for the tax losses transferred at their tax value, contingent on the Company reaching a tax-paying position after utilising its pre 1 July 2001 accumulated losses. This compensation has and will be paid as and when the Company becomes liable to pay income tax. The amount payable will be calculated by multiplying the losses utilised by the corporate tax rate applicable in the year of offset. This arrangement has received a binding ruling from Inland Revenue. At 31 December 2004 one provisional tax payment of $11.1 million (June 2004: Nil, June 2003: Nil) had been reimbursed by INL. At 31 December 2004 the Company had accumulated tax losses carried forward of nil (June 2004 - $5 million, June 2003 $106 million). No losses were offset to INL during the six month period (June 2004 – $49 million, June 2003 - $53 million).

The income tax is calculated as follows:

	For the six months ended 31 December	For the year ended 30 June	
	2004	2004	2003
	$000	$000	$000
Net profit before tax	**42,903**	35,284	694
Prima facie tax expense at statutory rate of 33%	**14,158**	11,644	229
Permanent differences	**38**	85	203
Timing differences not recognised	**-**	1,636	(11,630)
Timing differences not previously recognised	**(6,650)**	-	-
Receipt from parent company for utilisation of tax losses	**(11,100)**	-	-
Benefit of tax losses not previously recognised	**(2,303)**	(13,301)	-
Benefit of tax losses not recognised	**-**	-	11,181
Tax (credit)/expense	**($5,857)**	$64	($17)

The tax effects of timing differences at the New Zealand statutory rate which give rise to significant deferred tax assets or liabilities are as follows:

Timing differences	**5,697**	7,229	1,668
Benefit of tax losses carried forward:			
- Not available to INL for Group loss offset	**-**	-	12,845
- Available to INL for Group loss offset	**-**	1,808	22,255
	-	1,808	35,100
Total tax assets - non-current	**5,697**	9,037	36,768
Benefit of group loss offset to INL	**22,489**	33,589	17,539
	28,186	42,626	54,307
Less amount not recognised	**(22,591)**	(42,626)	(54,255)
Total tax assets recognised	**$5,595**	-	$52

The Company has recognised net deferred tax assets in respect of timing differences as there is virtual certainty of a recovery of the debit balance. The loss offset to INL will be recognised as tax payments fall due and are reimbursed by INL.

Utilisation of carried forward tax losses is subject to meeting New Zealand income tax legislation and shareholder continuity requirements. Tax losses at 30 June 2004 are calculated to have been fully utilised by 31 December 2004.



NOTES TO THE FINANCIAL STATEMENTS

9. INCOME TAX - CONTINUED

	For the six months ended 31 December 2004 $000	For the year ended 30 June 2004 $000	2003 $000
Balances			
Imputation credit account	**11,100**	-	-
Movements			
Balance at beginning of the period	-	-	-
Tax payments	**11,100**	-	-
Balance at end of the period	**$11,100**	-	-

There were no dividend withholding payment credits.

10. INVESTMENTS

The Company's investment in its subsidiaries comprises shares at the lower of cost and net realisable value.

Name of Entity	Principal Activity	Interest held by Group 31 December 2004	30 June 2004	2003
Sky DMX Music Limited	Commercial music	50.5%	50.5%	50.5%

Sky DMX Music Limited has a balance date of 30 June.

On 17 December 2004 Sky Nominees Limited was amalgamated with Sky Network Television Limited which has no impact on the Company's financial statements.

As at 31 December 2004 the Company has the following non-trading subsidiaries:

Cricket Max Limited

Media Finance Limited

NOTES TO THE FINANCIAL STATEMENTS

11. OTHER NON-CURRENT ASSETS

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Investments			
Football Kings Limited	-	-	-
Go Auto JV Limited	-	-	-
Deferred tax	**5,595**	-	52
	$5,595	-	$52

The Company holds a 10% interest in the Football Kings Limited, a professional soccer team, valued at nil.

The Company acquired a 33.3% interest in Go Auto JV Limited during the six month period ended 31 December 2004. The entity provides a multi-media advertising package to the motor trade. The Company and the other shareholders have a contingent liability in respect of any future trading losses. The Company can exit the joint venture at any time after 31 May 2005 by giving the other shareholders six months written notice. As at 31 December 2004 the investment of $300 has been written down to nil. The investment has not been equity accounted since the entity has made losses which are not significant.

12. OPERATING EXPENSES

	For the six months ended 31 December	For the year ended 30 June	
	2004	2004	2003
	$000	$000	$000
Operating expenses			
Depreciation:			
Buildings	**161**	436	358
Broadcasting equipment	**1,835**	3,678	2,918
Studio equipment	**1,124**	3,172	2,394
Plant and equipment	**1,461**	3,290	5,477
Decoders	**21,563**	49,543	50,884
Capitalised installation costs	**22,985**	45,182	42,687
Satellite transponder subject to finance lease	**9,747**	19,314	15,759
Total depreciation	**$58,876**	$124,615	$120,477
Amortisation:			
Broadcasting rights	**60**	119	119
New channel development	**20**	56	55
Renewal rights	**1,325**	2,350	2,250
Satellite costs	**279**	702	888
Other intangible assets	**87**	154	224
Purchased goodwill	**(11)**	69	70
Amortisation of intangible assets	**$1,760**	$3,450	$3,606
Total depreciation and amortisation	**$60,636**	$128,065	$124,083

NOTES TO THE FINANCIAL STATEMENTS

12. OPERATING EXPENSES - CONTINUED

	For the six months ended 31 December	For the year ended 30 June	
	2004	2004	2003
	$000	$000	$000
Bad and doubtful debts:			
Movement in provision	**(712)**	379	(432)
Net write-off	**595**	1,389	2,799
Total bad and doubtful debts	**($117)**	$1,768	$2,367
Fees to auditors :			
Audit fees paid to principal auditor	**70**	80	76
Other assurance services provided by principal auditor	**2**	32	38
Other advisory services provided by principal auditor	**4**	43	16
Total fees to auditors	**$76**	$155	$130
Net interest and financing charges:			
Interest expense:			
Finance leases	**1,457**	4,423	5,991
Bank and other loans	**935**	6,851	10,923
Capital notes	**5,254**	9,788	10,074
Amortisation of capital notes issue costs	**471**	937	1,004
Interest income	**(279)**	(339)	(428)
Bank facility fees	**399**	500	407
Total net interest expense and financing charges	**$8,237**	$22,160	$27,971
Directors' fees	**164**	182	249
Realised foreign exchange losses	**1,856**	6,610	6,751
Unrealised foreign exchange losses/(gains)	**749**	1,713	(1,942)
(Gain)/loss on disposal and write-off of fixed assets	**(209)**	(148)	2,458
Donations	**11**	12	52
Operating lease and rental expense	**657**	1,439	1,496

NOTES TO THE FINANCIAL STATEMENTS

13. OPERATING LEASE COMMITMENTS

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Year 1	**1,027**	1,057	744
Year 2	**816**	753	354
Year 3	**685**	685	280
Year 4	**607**	540	222
Year 5	**452**	506	103
Later than 5 years	**1,880**	2,068	77
	$5,467	$5,609	$1,780

14. OTHER COMMITMENTS

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Contracts for transmission services:			
Year 1	**8,709**	8,258	9,173
Year 2	**8,585**	6,904	8,007
Year 3	**7,670**	6,516	6,877
Year 4	**6,128**	6,129	6,102
Year 5	**6,128**	6,128	6,102
Later than 5 years	**1,206**	4,270	10,354
	$38,426	$38,205	$46,615
Contracts for future programmes:			
Year 1	**97,277**	117,203	102,610
Year 2	**54,743**	73,520	86,199
Year 3	**27,495**	36,028	61,707
Year 4	**10,864**	13,910	21,820
Year 5	**638**	3,365	829
Later than 5 years	**-**	-	-
	$191,017	$244,026	$273,165
Capital expenditure commitments:			
Year 1	**$11,419**	$7,759	$2,762
Other service commitments:			
Year 1	**$300**	-	-

On 11 October 2003 the Company entered into an agreement with Optus Networks Pty Limited in Australia to obtain the use of five transponders on their D1 satellite, due to be launched in December 2005. Payments under this agreement are expected to commence around January 2006 and payment obligations in relation to the currently used B1 satellite will cease.

The commitment is for 15 years. Using an exchange rate of 1 New Zealand dollar to 0.9218 Australian dollars, the present value of the commitment equates to $204.7 million.



NOTES TO THE FINANCIAL STATEMENTS

15. CONTINGENT LIABILITIES

The Company's contingent liability in respect of undrawn letters of credit at 31 December 2004 amounted to $43,494,661 (30 June 2004 - $43,944,459; 30 June 2003 -$80,000).

The Company is party to litigation incidental to its business, none of which is expected to be material. No provision has been made in the Company's financial statements in relation to any current litigation and the directors believe that such litigation will not have a significant effect on the Company's financial position, results of operations or cash flows.

16. RELATED PARTY TRANSACTIONS

All members of the Group are considered to be related parties of Sky Network Television Limited. During the six months to 31 December 2004 $45,470 was advanced to Sky DMX Music Limited (30 June 2004 - $112,130 of advances repaid; 30 June 2003 - $96,663 of advances repaid). Interest was charged at normal commercial lending rates.

During the period, the Company had the following significant operating transactions in the normal course of business with its shareholders and their affiliates:

	For the six months ended 31 December	For the year ended 30 June	
	2004	2004	2003
	$000	$000	$000
The News Corporation Limited and affiliated companies			
Programming, smartcard and broadcasting equipment and publishing	**11,286**	56,610	57,871
Telecom Corporation of New Zealand Limited			
Wholesaling revenue	**10,407**	16,758	13,939
Telecommunication costs	**1,764**	3,600	3,646

The Company and Independent Newspapers Limited ("INL") are members of the same group for New Zealand tax paying purposes and have an agreement for the Company to elect to transfer to the INL Group tax losses incurred after 1 July 2001 (refer Note 9).

NOTES TO THE FINANCIAL STATEMENTS

17. FINANCIAL INSTRUMENTS

The following financial assets and financial liabilities have been recognised in the financial statements:

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Cash and bank	**22,915**	8,781	12,149
Receivables	**36,708**	36,939	34,891
Payables and accruals	**(81,440)**	(106,186)	(93,484)
Borrowings	**(44,071)**	(99,831)	(219,709)
Capital notes	**(109,404)**	(108,933)	(107,996)
Net amount recognised	**($175,292)**	($269,230)	($374,149)

Credit risk

Credit risk is the risk of loss arising from one party to a contract failing to discharge its obligations under that contract.

Recognised financial instruments which potentially subject the Company to credit risk consist primarily of cash and bank and trade receivables. Cash and bank balances are placed with high credit quality financial institutions. Credit risk with respect to trade receivables is limited due to the large number of subscribers included in the Company's subscriber base. Accordingly, the directors believe the Company has no significant concentration of credit risk.

With respect to forward foreign exchange contracts, the Company's exposure is on the full amount of the foreign currency receivable on settlement. The Company reduces credit risk by limiting the counterparties of the Company to major international banks and does not expect to incur any losses as a result of non-performance by these counterparties.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

At 31 December 2004 the Company had no floating to fixed interest rate swap agreements outstanding (30 June 2004 - $30 million;30 June 2003 - $110 million), with major international banks. The agreements effectively provide the Company with a fixed interest rate exposure of 6.1% to 6.8% up to the notional principal amount of $30 million during the half year.

The Company has also entered into fixed to floating interest rate swap agreements, having a notional principal amount of $55 million (30 June 2004 – $55 million; 30 June 2003 – $55 million) which relate to capital notes interest payments.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

NOTES TO THE FINANCIAL STATEMENTS

17. FINANCIAL INSTRUMENTS - CONTINUED

During the period the Company entered into forward exchange contracts. The following amounts represent the approximate notional principal amounts to buy foreign currencies

	As at 31 December	As at 30 June	
	2004	2004	2003
	$000	$000	$000
Forward foreign exchange contracts	**224,072**	242,030	209,844
Currency options	-	-	35,426
	224,072	242,030	245,270

The above instruments are in United States dollars, Australian dollars and Great Britain pounds, none of which have a maturity beyond December 2007.

Fair values

The carrying amount of cash and bank, payables and accruals, receivables and current portion of borrowings approximate fair value due to the short-term maturity of these instruments.

The carrying amount of term borrowings, with the exception of the capital notes, reflects fair value as the borrowing finance rates approximate market rates.

Estimated fair values of the remaining financial instruments are as follows:

	As at 31 December		As at 30 June			
	2004		2004		2003	
	$000		$000		$000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Forward foreign exchange contracts and options	**(5,149)**	**(22,948)**	(7,701)	(11,960)	(4,038)	(14,463)
Interest rate swap agreements	-	**337**	-	(295)	-	(64)

The fair value of forward exchange contracts and interest rate swap agreements has been determined by obtaining the estimated amount from the Company's bankers that would be received/(paid) to terminate the contracts.

The capital notes are included in the Company's accounts at a face value of $111,076,000 (30 June 2004 - $111,076,000; 30 June 2003 - $111,076,000), less issue costs. The market yield of the notes at 31 December 2004 was 7.5% (30 June 2004 – 7.5%; 30 June 2003 - 7.6%). The fair value of the capital notes at 31 December 2004 was $114,076,226 (30 June 2004 - $115,245,923; 30 June 2003 - $116,525,649). The difference between carrying value and fair value has not been recognised in the accounts as the notes are intended to be held until maturity.

The Company does not use derivative financial instruments for speculative purposes.

NOTES TO THE FINANCIAL STATEMENTS

17. FINANCIAL INSTRUMENTS - CONTINUED

Repricing Analysis

The following table identifies the periods in which interest rates are subject to review on interest bearing financial assets and liabilities and provides the current weighted average interest rate of each item.

Trade receivables, trade creditors and sundry receivables and creditors have not been included in the table as they are not interest rate sensitive.

			As at 31 December 2004				
Repricing	**Effective Interest Rate**	**Total $000**	**Dec 05 $000**	**Dec 06 $000**	**Dec 07 $000**	**Dec 08 $000**	**After Dec 08 $000**
Assets:							
Cash at bank	6.35%	(22,915)	(22,915)	-	-	-	-
Liabilities:							
Bank loans		-	-	-	-	-	-
Capital notes	9.53%	111,076		111,076	-	-	-
Finance lease	7.93%	44,071	21,109	22,962	-	-	-
		155,147	21,109	134,038	-	-	-
Unrecognised							
Floating to fixed interest rate swaps		-	-	-	-	-	-
Fixed to floating interest rate swaps		-	55,000	(55,000)	-	-	-
Net pricing profile		$132,232	$53,194	$79,038	-	-	-

			As at 30 June 2004				
Repricing	**Effective Interest Rate**	**Total $000**	**June 05 $000**	**June 06 $000**	**June 07 $000**	**June 08 $000**	**After June 08 $000**
Assets:							
Cash at bank	5.36%	(8,781)	(8,781)	-	-	-	-
Liabilities:							
Bank loans	6.68%	46,000	-	-	-	46,000	-
Capital notes	9.28%	111,076	-	-	111,076	-	-
Finance lease	8.46%	53,831	20,039	22,136	11,656	-	-
		210,907	20,039	22,136	122,732	46,000	-
Unrecognised							
Floating to fixed interest rate swaps		-	(15,000)	15,000	-	-	-
Fixed to floating interest rate swaps		-	55,000	-	(55,000)	-	-
Net pricing profile		$202,126	$51,258	$37,136	$67,732	$46,000	-



NOTES TO THE FINANCIAL STATEMENTS

17. FINANCIAL INSTRUMENTS - CONTINUED

Repricing Analysis

Repricing	Effective Interest Rate	As at 30 June 2003 Total $000	June 04 $000	June 05 $000	June 06 $000	June 07 $000	After June 07 $000
Assets:							
Cash at bank	4.32%	(12,149)	(12,149)	-	-	-	-
Liabilities:							
Bank loans	6.18%	148,000	-	-	-	-	148,000
Capital notes	8.60%	111,076	-	-	-	111,076	-
Finance lease	9.05%	71,651	19,057	21,354	21,229	10,011	-
Other	8.00%	58	58	-	-	-	-
		330,785	19,115	21,354	21,229	121,087	148,000
Unrecognised							
Floating to fixed interest rate swaps		-	(45,000)	15,000	30,000	-	-
Fixed to floating interest rate swaps		-	55,000	-	-	(55,000)	-
Net pricing profile		$318,636	$16,966	$36,354	$51,229	$66,087	$148,000

Exchange translation

At balance date foreign monetary assets and liabilities are translated at the following rates:

	As at 31 December 2004 $000	As at 30 June 2004 $000	As at 30 June 2003 $000
US Dollar	**0.72**	0.63	0.58
AU Dollar	**0.92**	0.91	0.87
Great Britain Pound	**0.37**	0.35	0.35

Material foreign currency monetary assets and liabilities

Monetary liabilities denominated in foreign currencies recognised in the statement of financial position are:

	As at 31 December 2004 $000	As at 30 June 2004 $000	As at 30 June 2003 $000
US Dollar	**17,565**	32,121	25,964
AU Dollar	**840**	6,489	6,701
Great Britain Pound	**292**	36	328

The Company does not have any material monetary assets denominated in foreign currencies.

NOTES TO THE FINANCIAL STATEMENTS

18. EQUITY PARTICIPATION PLAN

The Company had issued 1.7 million ordinary shares at $2.10, partly paid to $0.01, to a trust, for purchase by certain directors and executives of the Company under an equity participation plan. Options to purchase 1 million shares at $2.10 per share were previously exercised. At 30 June 2004 and 30 June 2003 the remaining 0.7 million ordinary shares were held in trust by Sky Nominees Limited for possible future allocation. On 17 December 2004 Sky Nominees Limited was amalgamated with Sky Network Television Limited and the 700,000 ordinary shares partly paid to $0.01 are deemed cancelled on date of amalgamation.

The Company has also granted the following call options:

Grant Date	Exercise Price	Number Granted	Number Exercised	Total Outstanding
December 1997 (1)	$2.10	4,200,000	3,200,000	1,000,000
February 1998 (2)	$2.10	500,000	200,000	300,000
April 2001 (3)	$2.80	1,000,000	-	1,000,000
April 2001 (4)	$3.00	100,000	-	100,000
August 2001 (5)	$3.55	80,000	-	80,000
November 2001 (6)	$3.62	50,000	-	50,000
		5,930,000	3,400,000	2,530,000

Notes
1. Options are currently exercisable and are to be exercised by 17 December 2007.
2. Options were exercised by 30 January 2005.
3. Options are currently exercisable and are to be exercised by 14 November 2010.
4. Options are currently exercisable and are to be exercised by 1 January 2011.
5. 32,000 options are currently exercisable and are to be exercised by 29 November 2007; 16,000 options are exercisable between 29 August 2005 and 29 November 2007; 16,000 options are exercisable between 29 August 2006 and 29 November 2007 and 16,000 options are exercisable between 29 August and 29 November 2007.
6. Options are currently exercisable and are to be exercised by 15 November 2008.

	For the six months ended 31 December	For the year ended 30 June	
	2004	2004	2003
	$000	$000	$000
Number of options:			
Balance at the beginning of the period	**2,530,000**	2,530,000	2,799,000
Exercised during the period	**-**	-	(233,000)
Forfeited during the period	**-**	-	(36,000)
Balance at the end of the period	**2,530,000**	2,530,000	2,530,000
Exercise period: (earliest date)			
Currently exercisable	**2,482,000**	2,466,000	1,300,000
Exercisable within one year	**16,000**	-	1,166,000
Exercisable within one to two years	**16,000**	16,000	16,000
Exercisable within two to three years	**16,000**	16,000	16,000
Exercisable within three to four years	**-**	16,000	16,000
Exercisable within four to five years	**-**	16,000	16,000
	2,530,000	2,530,000	2,530,000

NOTES TO THE FINANCIAL STATEMENTS

19. EVENTS SUBSEQUENT TO BALANCE DATE

Merger with INL

The merger of the Company with its parent company, Independent Newspapers Limited, was approved on 9 May 2005. An Independent Advisers Report is being prepared for minority shareholders of the Company, who will have to vote in favour of the merger for it to proceed.

Tax loss reimbursement

In February 2005, a further tax loss reimbursement payment was made by INL to Sky amounting to $7,915,000.

SANZAR Contract

On 22 December 2004 News Limited announced that it had entered into a 5 year agreement commencing in January 2006 with the South African, Australian and New Zealand Rugby Unions ("SANZAR") for the exclusive rights to broadcast rugby played in these three countries in New Zealand, Australia and the United Kingdom. Sky has signed a sub-licence with a subsidiary of News Corporation on 9 May 2005 for the New Zealand broadcast rights.













LETTER FROM
THE EXECUTIVE CHAIRMAN OF INL



12 May 2005

Dear shareholder

Scheme of arrangement involving Independent Newspapers Limited and Sky Network Television Limited

On 9 May 2005, the directors of Independent Newspapers Limited (**INL**) and Sky Network Television Limited (**Sky**) announced they had approved a merger by way of a scheme of arrangement (the **Scheme**). The details of the Scheme can now be presented to shareholders for their consideration and approval.

The enclosed documentation sets out information relating to the Scheme and the Special Meeting to be held to approve the Scheme. Also enclosed is an independent report from Grant Samuel & Associates Limited regarding their evaluation of whether the Scheme is fair and reasonable to INL shareholders.

The Scheme

Under the Scheme, Merger Company 2005 Limited (**MergeCo**) (a company established specifically for the purpose of implementing the Scheme) will acquire all of the shares in INL and all of the shares in Sky (other than INL's shareholding in Sky which will be cancelled under the Scheme). INL and Sky will then be amalgamated into MergeCo, which will be renamed Sky Network Television Limited, to create a single listed company for the Sky business.

Your directors consider that the Scheme treats all shareholders fairly and is in the best interests of INL and its shareholders.

If the Scheme is approved by INL and Sky shareholders and then by the High Court, INL shareholders will receive 0.8360 of an ordinary share in MergeCo and $1.78 for each INL share held at the Effective Date. The Scheme ensures that no shareholder's interest in the Sky business is diluted.

Further details regarding the Scheme are set out in the accompanying Information Memorandum.

Approvals required

A Special Meeting will be held on 13 June 2005 at which shareholders will be asked to approve the Scheme. Details regarding this Special Meeting are set out in the accompanying Summary and Notice of Meeting.

INL's directors have approved the Scheme and recommend that shareholders carefully read the accompanying information and vote on the resolution regarding the Scheme at the Special Meeting.

Yours sincerely

Ken Cowley AO
Executive Chairman
Independent Newspapers Limited

SUMMARY AND NOTICE OF MEETING

relating to a scheme of arrangement involving

INDEPENDENT NEWSPAPERS LIMITED and **SKY NETWORK TELEVISION LIMITED**

A special meeting of the shareholders of Independent Newspapers Limited to consider this Scheme of Arrangement will be held at the Langham Hotel, 83 Symonds Street, Auckland, on 13 June 2005, commencing at 10.00am.

12 May 2005






THIS DOCUMENT INCLUDES:

- a summary of the proposed Scheme
- a timetable of important dates
- the notice of special meeting including the voting resolution that will be put to shareholders

This is an important document and requires your immediate attention. You should read all of it and the accompanying Information Memorandum dated 12 May 2005 and other documentation before deciding whether or not to vote in favour of the resolution required to implement the Scheme.

Defined terms used in this Summary and Notice of Meeting have the meaning given to them in the Information Memorandum.

1. WHY HAVE I BEEN SENT THIS INFORMATION PACK?

This pack has been sent to you because you are a shareholder of Independent Newspapers Limited (**INL**). Your directors have decided that Sky Network Television Limited (**Sky**) and INL should be merged into one company. The scheme of arrangement (the **Scheme**) to merge the companies is to be put to INL shareholders for approval at a special meeting on 13 June 2005 (the **Special Meeting**). The Scheme will also be put to Sky shareholders for approval at a meeting on the same day.

As a shareholder you are encouraged to read all of the materials in this pack and to vote at the Special Meeting by attending in person or by sending your Voting/Proxy Form to INL's Share Registry.

As a shareholder you are being asked to vote on the Scheme to merge INL and Sky

2. WHAT IS IN THE INFORMATION PACK?

All INL shareholders are receiving:

- a **Voting/Proxy Form** for the Special Meeting
- a letter from your Chairman
- this **Summary and Notice of Meeting**
- an **Information Memorandum** containing a detailed description of the Scheme
- a letter from your Independent Director
- an **Independent Adviser's Report** from Grant Samuel & Associates Limited

3. WHAT IS THE SCHEME?

The Scheme relates to the merger of two listed companies: INL (which holds 78.4% of Sky, has significant cash reserves and has no other business) and Sky (which conducts the Sky pay television broadcasting service).

Under the Scheme, Merger Company 2005 Limited (**MergeCo**) will acquire all of the Shares in INL and all of the shares in Sky other than those held by INL (the **Sky Minority Shares**). INL and Sky will then be amalgamated into MergeCo under the Scheme to create a single listed entity for the Sky business.

4. WHAT IS MERGECO?

MergeCo is a new company that has been established specifically for the purpose of implementing the Scheme. Currently, it has no business. Under the Scheme, MergeCo will be renamed "Sky Network Television Limited" which will then conduct Sky's existing and ongoing business.

5. WHAT IS BEING OFFERED TO SHAREHOLDERS?

The Scheme has been designed to treat all shareholders fairly and provide them with fair value for their INL or Sky shares.

Under the Scheme, all INL shareholders and Sky Minority Shareholders receive a mix of shares in MergeCo and cash consideration. The number of MergeCo shares received by shareholders will ensure that they retain their existing direct or indirect interest in the Sky business without dilution.

6. WHAT IS BEING OFFERED TO SKY SHAREHOLDERS?

For each Sky share held at the Effective Date, Sky Minority Shareholders will receive:

- one ordinary share in MergeCo; and
- $1.28 cash.

For example, a Sky Minority Shareholder holding 1,500 Sky shares at the Effective Date will receive 1,500 MergeCo shares and $1,920 cash as consideration for their Sky shares.

IMPORTANT

If you are in doubt as to any aspect of the Scheme, you should consult a person authorised to undertake trading activities by NZX or a financial or legal adviser.

If you have sold all your shares in INL or Sky you should immediately hand this Summary and Notice of Meeting and the accompanying documentation to the purchaser, or to the person authorised to undertake trading activities by NZX or ASX or other agent through whom the sale was made, to be passed on to the purchaser.





7. WHAT IS BEING OFFERED TO INL SHAREHOLDERS?

For each INL share held at the Effective Date, INL shareholders will receive:

- 0.8360 of an ordinary share in MergeCo; and
- $1.78 cash.[1]

For example, an INL shareholder holding 1,500 INL shares at the Effective Date will receive 1,254 MergeCo shares and $2,670 cash for their INL shares.

8. WHY ARE THE OFFERS TO INL AND SKY SHAREHOLDERS DIFFERENT?

The Scheme ensures that no shareholder's interest in the Sky business is diluted. To achieve this, Sky Minority Shareholders will receive one MergeCo share for each Sky share they own. This maintains their direct interest in the Sky business.

INL shareholders will receive 0.8360 of a share in MergeCo for every INL share they own. This maintains their current indirect interest in the Sky business based on INL's 78.4% ownership of Sky.

Sky Minority Shareholders also receive a cash payment calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo and funded by MergeCo's bank debt.

INL shareholders also receive a cash payment calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo and funded by MergeCo's bank debt, together with an amount reflecting the value to MergeCo of INL's estimated net cash of $260 million at the Effective Date. The shares in Sky currently held by INL are to be cancelled under the Scheme for no consideration.

9. WHEN WILL I RECEIVE MY NEW SHARES AND CASH?

If the Scheme proceeds, share statements and cheques (or automatic payments) of the cash consideration are expected to be sent to shareholders on 1 July 2005.

10. WHY IS THE SCHEME BEING RECOMMENDED?

The directors of INL and Sky believe the Scheme has significant benefits for shareholders. The benefits include:

- Sky Minority Shareholders retain their interest in the Sky business and receive a cash payment.
- INL shareholders convert their indirect interest to a direct interest in the Sky business and receive a cash payment.
- The Scheme will result in a single, listed company for the Sky business.
- The Scheme will allow the value of Sky's intangible assets to be reflected on MergeCo's balance sheet and in the value of its shareholders' funds.
- The Sky business will have a more efficient capital structure as a result of the Scheme.
- MergeCo will seek a listing on the NZSX and ASX. MergeCo is expected to have a greater proportion of free float shares than Sky or INL. This should mean that MergeCo shares are more liquid than Sky shares or INL shares and enhance institutional investor interest in the Sky business. The increased free float should mean MergeCo will be included in the NZSX10 index in place of INL. The benefit of this is that some passive investment funds automatically allocate parts of their portfolio to NZSX10 companies.

The directors of INL and Sky consider the benefits outweigh the various risks associated with the Scheme and recommend that INL and Sky shareholders vote to approve the Scheme.

The Independent Director of INL considers the Scheme is fair and reasonable to INL shareholders.

The Independent Director of INL recommends the Scheme

1. In the event of any Fairfax Claim, a portion of the cash consideration payable to INL shareholders may be deferred or reduced as described in section 2.2 of the Information Memorandum under the heading "INL retention".





11. WHAT FACTORS SHOULD I CONSIDER?

The factors that you should consider in deciding whether to vote for or against the Scheme include:

- the consideration that you will receive under the Scheme;
- the benefits that the directors of INL and Sky consider will be achieved under the Scheme;
- the implications of the Scheme for your personal tax position;
- the proposed MergeCo governance structure;
- the proposed MergeCo capital structure;
- the risks associated with the Scheme; and
- the business and financial risks of MergeCo.

Shareholders should refer to the Independent Adviser's Report which accompanies this Summary and Notice of Meeting.

Shareholders should carefully consider the benefits and risks, together with the other information contained in the Information Memorandum.

You are encouraged to consider all of the factors for and against the Scheme

12. WHAT RISKS ARE THERE?

Certain risks arise out of the implementation of the Scheme.

There is a risk that expected benefits of the Scheme are not realised.

MergeCo will have a significantly increased amount of debt compared with Sky's current level of debt. The MergeCo board believes this level of debt is appropriate.

In the event of any Fairfax Claim, the cash consideration payable to INL shareholders may be partially deferred or reduced. The board of INL is unaware of any actual or pending claim.

A risk associated with the Scheme for Sky Minority Shareholders is the assumption by MergeCo of residual liabilities of INL. The Sky Independent Directors consider that adequate provision has been made in the Scheme to cover these liabilities.

There is also a risk of a recharacterisation of the Scheme by Inland Revenue resulting in a material taxation liability that would be incurred by MergeCo and INL and Sky shareholders. The directors of MergeCo, INL and Sky have received specialist tax advice and opinions from senior legal counsel that implementing the Scheme is most unlikely to result in such material taxation liabilities being incurred.

Shareholders should also consider the general and business risks of MergeCo. The principal business risks faced by MergeCo after implementation of the Scheme will be those already faced by Sky's business.

The directors of INL and Sky consider that the benefits of the Scheme outweigh the risks.

Shareholders should consider the risks

13. WHAT DO THE INDEPENDENT ADVISER'S REPORTS SAY?

Both the INL and Sky boards commissioned independent advice on whether the Scheme is fair and reasonable for all shareholders.

The Independent Adviser's Report from Grant Samuel & Associates Limited (included in the package INL shareholders have been sent) concludes that the Scheme is fair and reasonable to INL shareholders.

Grant Samuel & Associates Limited concludes that the Scheme is fair and reasonable





14. WHAT DO I NEED TO DO?

As a shareholder, you should read these documents carefully and make a decision on whether the Scheme should proceed and vote accordingly.

You can vote

15. DO I HAVE TO VOTE?

You do not have to vote, but have a right to do so. Your board of directors encourages you to read all of the documents carefully, to make a decision and to vote, either by proxy or by attending the Special Meeting.

The INL Special Meeting is at the Langham Hotel, 83 Symonds Street, Auckland at 10.00 am on 13 June 2005.

You are encouraged to read all of the documents carefully and vote at the Special Meeting

16. HOW DO I VOTE?

If you are on the INL share register at 10.00 am on 11 June 2005 you will be entitled to vote at the Special Meeting. Included in the package you have been sent with this Summary and Notice of Meeting is a Voting/Proxy Form that you can use to vote on the Scheme either by:

- attending the Special Meeting on 13 June 2005; or
- appointing someone to vote for you at the Special Meeting.

If you are not attending the meeting your Voting/Proxy Form must be returned by 10.00 am on 11 June 2005 at the latest if your vote is to be counted.

17. WHAT DO I HAVE TO DECIDE?

You will be asked to decide whether the Scheme should proceed. This decision will be voted on at the INL and Sky Special Meetings where shareholders will vote on the resolution outlined in this Summary and Notice of Meeting.

Should the Scheme proceed?

18. WHAT VOTE DO I HAVE AS AN INL SHAREHOLDER?

The approval required by you in order for the Scheme to proceed is set out in the Notice of Meeting section of this document. Approval of the Scheme is also required by Sky shareholders. This is set out in section 2.3 of the Information Memorandum.

19. WHO ARE THE MAJOR SHAREHOLDERS?

The major shareholders in Sky as at 9 May 2005 were - INL (78.4%) and Commonwealth Bank of Australia and subsidiaries (9.7%).

The major shareholders in INL as at 9 May 2005 were - Nationwide News Pty Limited **(News)** (43.7%), Todd Communications Limited **(Todd)** (14.2%) and Telecom Corporation of New Zealand Limited **(Telecom)** (12.0%).

On 29 April 2005, INL announced that it had been advised of the Telecom and News Share Transaction – Telecom's conditional sale of its approximate 12% shareholding in INL to News. The transaction between Telecom and News is conditional upon, among other things, INL's disinterested shareholders approving the increase in News' interest in INL and each of the Court and INL and Sky shareholders approving the Scheme.

If the Telecom and News Share Transaction proceeds, following the implementation of the Scheme, the major shareholdings in MergeCo are expected to be:

- News 43.6%;
- Todd 11.1%; and
- Commonwealth Bank of Australia and subsidiaries 9.7%.

None of the persons or the directors of the persons above guarantee or undertake any liability in respect of the MergeCo shares being offered as partial consideration under the Scheme.





20. HOW WILL MERGECO'S BUSINESS DIFFER FROM SKY'S CURRENT BUSINESS?

Under the Scheme, MergeCo will be renamed "Sky Network Television Limited" and will carry on the existing and ongoing business of Sky. The initial directors of MergeCo will be Sky's current directors. The business of Sky and its senior management team will not change as a result of the Scheme.

However, there are important differences for you to consider. For example, MergeCo will have a different capital structure and balance sheet than Sky currently has. These changes are explained in the Information Memorandum.

MergeCo's board and business will be substantially the same as Sky's

21. WHERE WILL MERGECO'S SHARES BE LISTED?

Application has been made to list MergeCo in New Zealand on the NZSX and in Australia on the ASX.

22. WHAT IS THE SCHEME PROCESS?

The Scheme will be completed by way of a court-approved scheme of arrangement under Part XV of the Companies Act.

If shareholders of INL and Sky approve the Scheme, the Court will then consider the Scheme and decide whether to also approve it, in which case the Scheme will be binding on INL, Sky, MergeCo and all their shareholders.

23. WHAT IF THE SCHEME DOES NOT PROCEED?

If the Scheme is not approved by INL or Sky shareholders or Final Court Orders are not granted, then the Scheme will not be implemented. In such event, Sky would continue to operate its business, and INL would continue its existing activities.

24. WHAT CAN STOP THE SCHEME?

INL and Sky shareholders can vote against the resolutions in respect of the Scheme at the Special Meetings.

Shareholders also have the right to appear and be heard at the hearing for the Final Court Orders at the Court. The Court makes the final decision of whether or not to implement the Scheme and can decide not to grant the Final Court Orders.

Creditors of INL, Sky or MergeCo or a Sky noteholder or any other relevant Sky equity security holders or any other person claiming to have an interest in the Scheme may be granted leave by the Court to appear and be heard at the hearing for the Final Court Orders.

There are no other dissent or buy-out rights for INL or Sky shareholders who do not support the Scheme. Shareholders remain free to sell their INL or Sky shares at any time up to and including 27 June 2005 on the NZSX and, in the case of Sky shareholders, on the ASX.



IMPORTANT DATES



19 May 2005	Scheme documentation sent to shareholders
	Documentation sent to Sky Noteholders
7 June 2005, 10.00 am	Sky Noteholder meeting
9 June 2005, 10.00 am	INL special meeting (to consider the Telecom and News Share Transaction)
11 June 2005, 10.00 am	Proxies due for INL Special Meeting and record date for eligibility to vote at INL Special Meeting
11 June 2005, 12.00 pm	Proxies due for Sky Special Meeting and record date for eligibility to vote at Sky Special Meeting
13 June 2005, 10.00 am	INL Special Meeting
13 June 2005, 12.00 pm	Sky Special Meeting
22 June 2005	Sky Noteholder meeting adjournment date (if required)
23 June 2005	Last day for notices of opposition or notices of appearance to Court
27 June 2005	Court considers whether to approve the Scheme and grant the Final Court Orders
27 June 2005	Last date for trading of INL shares and Sky shares on NZSX
	Last date for trading of Sky shares on ASX
28 June 2005	MergeCo shares quoted and commence trading on NZSX (conditional and delayed delivery basis)
1 July 2005	Effective Date for implementation of the Scheme
	MergeCo share statement and cash conderation sent to shareholders
4 July 2005	MergeCo shares commence unconditional trading on NZSX and ASX. Settlement on NZX and ASX on normal T + 3 basis

All times are given in New Zealand Standard Time.

From 27 June 2005, these dates are indicative only and may change and are subject to Court approval of the Scheme.







NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special meeting (the **Special Meeting**) of the shareholders of Independent Newspapers Limited (the **Company** or **INL**) will be held at the Langham Hotel, 83 Symonds Street, Auckland, on 13 June 2005 at 10.00 am.

BUSINESS

Pursuant to Initial Court Orders dated 14 April 2005 of the High Court of New Zealand, the business of the Special Meeting is to consider and, if thought fit, to pass the following resolution:

> *"That the scheme of arrangement relating to Independent Newspapers Limited, Sky Network Television Limited and Merger Company 2005 Limited described in the Arrangement Plan contained in the Information Memorandum accompanying the Summary and Notice of Meeting be approved."*

This resolution is to be voted on by shareholders. The required approval is set out in Explanatory Note 3.

By order of the Board

Sean Wynne
Company Secretary

12 May 2005

This document, together with the accompanying Information Memorandum (which forms part of this Summary and Notice of Meeting) and the other materials you have received in this package, will assist you to decide whether to vote in favour of the resolution relating to the Scheme.





EXPLANATORY NOTE 1: PROCEDURE

The Special Meeting referred to in this Summary and Notice of Meeting has been convened by an order of the High Court of New Zealand made at Wellington on 14 April 2005.

The Scheme referred to in this Summary and Notice of Meeting is to be effected pursuant to the Arrangement Plan which is reproduced as Annexure B to the Information Memorandum accompanying this Summary and Notice of Meeting. An explanation of the Scheme can also be found at section 2 of the Information Memorandum.

This Summary and Notice of Meeting has been approved by New Zealand Exchange Limited (**NZX**) in accordance with NZSX Listing Rule 6.1.1.

The resolution will take effect only if it is approved by the required vote (see Explanatory Note 3, below) and if the resolutions approving the Scheme are also passed by the required votes of Sky shareholders.

EXPLANATORY NOTE 2: VOTING

The only persons entitled to vote at the Special Meeting are persons who are registered shareholders of the Company as at 10.00 am on 11 June 2005 and only the shares registered in those shareholders' names at that time may be voted at the Special Meeting.

Any shareholder who is entitled to attend and vote at the Special Meeting may appoint a proxy to attend and vote in his/her/its place. A shareholder wishing to appoint a proxy or corporate representative should complete the Voting/Proxy Form which accompanies this Summary and Notice of Meeting and send it to the registered office of the Company, or the office of the share registry. The completed Voting/Proxy Form must be received no later than 10.00 am on 11 June 2005. A proxy does not have to be a shareholder in the Company. A shareholder may appoint the Chairman of the Special Meeting, or another person, to act as his/her/its proxy.

EXPLANATORY NOTE 3: REQUIRED APPROVAL

The resolution requires approval by a special resolution of the votes of those shareholders entitled to vote and voting on the resolution.

This resolution is required by an order of the High Court of New Zealand made at Wellington on 14 April 2005 (the **Initial Court Orders**). The Initial Court Orders are reproduced as Annexure A to the Information Memorandum.

EXPLANATORY NOTE 4: EFFECT OF RESOLUTIONS

If INL and Sky shareholders approve the resolutions, the Company will join with Sky and MergeCo to apply to the Court for Final Court Orders sanctioning the Scheme. If the Final Court Orders are granted, the Scheme will be binding on all shareholders and the Company. If the shareholders of INL and Sky do not pass the resolutions, the Scheme will not proceed and the Company will discontinue its application to the Court for the Final Court Orders.

EXPLANATORY NOTE 5: RIGHT TO BE HEARD ON THE HIGH COURT APPLICATION FOR FINAL COURT ORDERS

Subject to shareholder approval and unless the directors of the Company determine to abandon the Scheme, the application for Final Court Orders is expected to be considered by the Court on 27 June 2005.

Any shareholder of the Company who wishes to appear and be heard on the application for Final Court Orders must file a notice of appearance or a notice of opposition (both containing an address for service) and any affidavits and a memorandum of submissions on which such shareholder intends to rely by 5.00 pm (New Zealand time) on 23 June 2005 and serve a copy on the Company at its address for service. The Company will serve upon that shareholder at their address for service a copy of the affidavits in support of the application for final court orders by 5.00 pm on 24 June 2005. If the application is opposed, it will either proceed for hearing on 27 June 2005 or the hearing may be adjourned to a date to be fixed by the Court for hearing.

Providing no notices of opposition are filed, the Company expects the Final Court Orders from the Court to be obtained on 27 June 2005 with the Scheme completed and share statements and payment made to shareholders on 1 July 2005.





Independent Newspapers Limited
Special Meeting of Shareholders

Monday, 13 June 2005 commencing 10.00am at the Langham Hotel,
83 Symonds Street, Auckland

ADMISSION CARD

If you propose **TO ATTEND** the Special Meeting please bring this Admission Card and the Proxy/Voting Form intact. If you do **NOT** propose to **ATTEND** the Special Meeting but wish to be represented by proxy please complete the Proxy/Voting Form below, detach this Admission Card and fold the Proxy/Voting Form as indicated, seal and mail. The Proxy/Voting Form is pre-addressed and requires no postage stamp if posted in New Zealand.

Shareholder Number:

.... TEAR ....

PROXY FORM (For use if you do not propose to attend the Special Meeting)

Holder No.: No. of voting securities:

I/WE ____

being a shareholder/shareholders of Independent Newspapers Limited, hereby appoint:

Name: ________________________________ of ________________________________

Or, failing him/her________________________ of ________________________________

as my/our proxy/corporate representative to exercise my/our vote at the Special Meeting of Shareholders of the above named Company to be held on Monday 13 June 2005 and at any adjournment or postponement of that meeting.
If you wish, you may appoint as your proxy "the Chairperson of the Special Meeting". Unless otherwise directed by the shareholder completing the voting section of this form, the proxy may vote or abstain from voting as he/she thinks fit. Should you wish to direct the proxy how to vote, please indicate with a (✓) in the appropriate box below.

VOTING INSTRUCTIONS/VOTING FORM
This part of the form can be used either as voting instructions for a proxy or as a voting paper at the Special Meeting (if a poll is called).
This form is to be used to vote as follows on the resolution below.
(Please note that if the shares are held jointly, the voting directions given in this section are given on behalf of each joint holder).

FOLD

Holder No. No. of voting securities

RESOLUTION TO APPROVE THE SCHEME OF ARRANGEMENT

To be voted on by all shareholders as a special resolution

Tick (✓) the appropriate box

	For	Against
"That the scheme of arrangement relating to Independent Newspapers Limited, Sky Network Television Limited and Merger Company 2005 Limited described in the Arrangement Plan contained in the Information Memorandum accompanying the Summary and Notice of Meeting be approved."	☐	☐

Signed this ______________________________day of ___________________________ 2005

Signature(s) of shareholder(s) ______________________ ________________________

NOTES ON COMPLETING THIS FORM

IF YOU DO NOT WISH TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS

1. You may appoint "the Chairperson of the Special Meeting" or any other person as your proxy/corporate representative by completing the "Proxy Form" section of this form. You may also direct your proxy/corporate representative as to how to vote on the resolution set out in the Summary and Notice of Meeting by also indicating your voting preference in the boxes provided in the voting section of this form. It is not necessary to provide such direction.
2. This form must be signed by the shareholder or his/her attorney in writing or, if the shareholder is a corporation, by an officer or attorney duly authorised. Joint holders must all sign this form.
3. This form and the power of attorney or other authority, if any, under which it is signed, or a copy of that power of attorney, must be deposited at the registered office of the Company or the office of the share registry no later than 10.00 am on 11 June 2005 (New Zealand time), which is not less than 48 hours before the time appointed for the Special Meeting. If you wish to deposit your proxy by fax, please send it to the office of the share registry on +64 9 488 8787.
4. If the address to which this form was mailed was incorrect, or if the address has changed, please advise the share registry.

IF YOU DO WISH TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS

1. Bring the Voting/Proxy Form and the Admission Card with you to the Special Meeting.
2. Hand the Admission Card to the Company's share registrar at the entrance to the Special Meeting venue.
3. Take the Voting/Proxy Form with you into the Special Meeting. You will need to record your votes on the form, sign it under the section entitled "Resolution to Approve the Scheme of Arrangement" and hand it in when requested.

IMPORTANT INSTRUCTIONS

1. To assist shareholders wishing to exercise their voting rights at the Special Meeting, whether by proxy or in person, the Voting/Proxy Form and Admission Card has been personalised with individual shareholders details.
2. This Voting/Proxy Form shows the number of ordinary shares you held in the Company at 5.00pm on 17 May 2005.
3. If your holdings alter between 5.00pm on 17 May 2005 and 10.00am on 11 June 2005, your holdings at that later date will apply for voting entitlements.
4. This procedure applies to voting by proxy and to voting in person on a poll at the Special Meeting.
5. If you have any questions regarding the Special Meeting, please call our shareholder information lines: New Zealand 09 488 8700, International +64 9 488 8700.

TEAR

FreePost Authority Number 2888


Free

The Share Registrar
Independent Newspapers Limited
C/- Computershare Investor Services Limited
Private Bag 92119
Auckland 1020
New Zealand

FOLD

MAILING INSTRUCTIONS

1. If mailing this Voting/Proxy Form from within New Zealand, use this Voting/Proxy Form as a reply paid envelope by following the directions below:
   i. tear off the Admission Card;
   ii. fold along the line indicated; and
   iii. seal securely with tape.
2. If mailing this Voting/Proxy Form from outside New Zealand, place this Voting/Proxy Form in an envelope and affix the necessary postage from the country of mailing.

   Address to:
   The Share Registrar
   Independent Newspapers Limited
   C/- Computershare Investor Services Limited
   Private Bag 92119
   Auckland 1020
   New Zealand

LETTER FROM THE INDEPENDENT DIRECTOR OF INL



12 May 2005

Dear shareholder

In my role as INL's independent director I appointed independent adviser Grant Samuel & Associates Limited to review the Scheme.

Grant Samuel & Associates Limited has concluded that the Scheme is fair and reasonable to INL shareholders. A copy of Grant Samuel's report is included in the materials you have been sent.

I have used that analysis to assist me to form my view on the merits of the Scheme and whether it is fair and reasonable to INL shareholders. In considering this report and other professional advice received I have formed the view that the Scheme is fair and reasonable and in the best interests of INL shareholders.

The reasons for my recommendation include:

- The Scheme treats all shareholders fairly and provides them with fair value for their shares. The Scheme ensures that no shareholder's interest in the Sky business is diluted.
- INL shareholders will convert their indirect interest to a direct interest in the Sky business by receiving MergeCo shares and will receive cash payments calculated on the basis of their proportionate share of approximately $500 million funded by MergeCo's bank debt, together with an amount reflecting the value to MergeCo of INL's estimated net cash of $260 million at the effective date of the Scheme.
- The Scheme benefits all shareholders by providing for a more efficient capital structure for the Sky business.
- The Scheme will allow the value of Sky's intangible assets, such as its brand, to be reflected on MergeCo's balance sheet and in the value of its shareholders' funds.
- MergeCo will have a higher proportion of free float shares than Sky. This should mean MergeCo shares are more liquid than Sky shares and enhance institutional investor interest in the Sky business.
- MergeCo is likely to be included in the NZSX10 index in place of INL.
- Under the Scheme INL ceases to exist which will eliminate INL's corporate overhead expenses.

Shareholders should refer to all the risks in relation to the Scheme and the Sky and INL businesses set out in the Information Memorandum. There is a risk of a recharacterisation of the Scheme by Inland Revenue resulting in a material taxation liability that would be incurred by MergeCo and INL and Sky shareholders. The directors of MergeCo, INL and Sky have received specialist tax advice and opinions from senior legal counsel that implementing the Scheme is most unlikely to result in such taxation liabilities being incurred.

In my view the benefits of the Scheme to all shareholders outweigh the risks. Accordingly, I recommend to shareholders that you vote in favour of the Scheme.

Shareholders should consider all of the information provided on the Scheme. I encourage shareholders to form their own view regarding the Scheme and to vote at the Special Meeting on 13 June 2005.

Yours sincerely

Humphry Rolleston
Independent Director
Independent Newspapers Limited

INDEPENDENT NEWSPAPERS LIMITED

INDEPENDENT ADVISER'S REPORT

GRANT SAMUEL

■ ■ ■

May 2005

OMEGA6000/12R

Table of Contents

1 Terms of the Proposed Merger Scheme

1.1 Summary of the Merger Scheme

On 19 August 2004 Independent Newspapers Limited (**INL**) and its 78.4% owned subsidiary Sky Network Television Limited (**Sky**) announced an agreement in principle to progress discussions on a proposal to merge the two companies. Since that time there has been much media and analyst speculation as to how the merger would be effected.

On 15 April 2005 INL and Sky announced they had been granted initial orders from the High Court to put a Scheme of Arrangement (the **Scheme**) to shareholders for their approval to merge the two companies. Under the Scheme a new company, Merger Company 2005 Limited (**MergeCo**), would purchase all the shares in INL and all the shares in Sky (other than INL's shareholding in Sky) and then the three companies would be amalgamated. Shareholders in INL and minority shareholders in Sky would receive a combination of cash and shares in MergeCo in return for their INL and Sky shareholdings. MergeCo shares would be allocated pro rata to the existing shareholdings in Sky held directly by Sky shareholders and indirectly by INL shareholders. The effect of the Scheme is that Sky shareholders would exchange their Sky shares for an equivalent number of MergeCo shares and INL shareholders would convert their indirect holding in Sky into the equivalent direct holding in MergeCo. Sky shareholders other than INL will own 21.7% of MergeCo, and INL shareholders will own 78.4% of MergeCo – equivalent to their current ownership of Sky.

The Scheme is to be implemented under part XV of the Companies Act 1993 and requires High Court approval. On 14 April 2005 initial Court Orders were obtained by INL, Sky and MergeCo which specified the steps that needed to be taken before the Court would consider whether it would make the Final Court Orders approving the Scheme.

Sky and INL shareholders will be given the opportunity to vote on the Scheme at their respective Special Meetings scheduled for 13 June 2005. If the Scheme is approved by INL and Sky shareholders at the Special Meetings, INL, Sky and MergeCo will proceed with their application to the Court for Final Court Orders. If the Final Court Orders are granted, the Scheme will be binding on INL, Sky and MergeCo and their respective shareholders. In that circumstance, the effective date for the implementation of the Scheme and allotment of MergeCo shares will be 1 July 2005. The key dates of the Scheme are summarised in the table below:

INL/Sky Merger Scheme – Key Dates

Date	Event
19 May 2005	Scheme documentation sent to shareholders.
9 June 2005	INL Special Meeting to consider the proposed acquisition by News of Telecom's shareholding in INL.
13 June 2005	INL and Sky Special Meetings to consider the merger of Sky and INL.
27 June 2005	Court considers whether to approve the Scheme and grant the Final Court Orders.
27 June 2005	Last day for trading INL shares and Sky shares on the NZX. Last day for trading Sky shares on the ASX.
1 July 2005	Effective date for implementation of the Scheme and allotment of MergeCo shares. MergeCo have statements and cash consideration sent to shareholders.
4 July 2005	MergeCo shares commence unconditional trading on the NZX and ASX.

Events on dates after 13 June 2005 are indicative only and may be changed or cancelled if the Scheme is not approved by both INL and Sky shareholders.

If the Scheme is approved only one listed entity will emerge from the amalgamation, and the existing minority shareholders in INL and Sky will each become minority shareholders in MergeCo. Under the Scheme, INL and Sky go out of existence immediately following the amalgamation of INL and Sky into MergeCo. Following the amalgamation MergeCo will be renamed "Sky Network Television Limited" and will conduct Sky's existing business. The shares in MergeCo have been accepted for listing on the New Zealand Exchange (**NZX**) and if the Scheme is implemented shares will be quoted upon completion of allotment procedures. An application has been made to the Australian Stock Exchange (**ASX**) and it is intended that MergeCo will be listed on the ASX following the implementation of the Scheme. As a consequence of the Scheme INL and Sky will be delisted from the NZX and Sky will also be delisted from the ASX.

In a separate transaction, Nationwide News Pty Limited (**News**), a wholly owned subsidiary of News Corporation, has agreed to acquire the 12.05% shareholding in INL held by Telecom Corporation of NZ Limited (**Telecom**). News currently holds 43.7% of the shares in INL and with the purchase of Telecom's holding, News could increase its ownership to 55.7%. The sale of Telecom's INL shares to News is conditional upon the Scheme proceeding, although this condition may be waived at the discretion of News. This transaction is subject to the rules and regulations of the Takeovers Code. The transaction therefore requires the approval of INL shareholders (other than News and Telecom as the interested parties), by way of an ordinary resolution at a Special Meeting to be held on 9 June 2005. This date and meeting precedes the Special Meetings to consider the Merger Scheme by one week. A separate report on the proposed Telecom/News transaction has been sent to INL shareholders.

1.2 Mechanics of the Merger Scheme

Under the Scheme, MergeCo intends to acquire all of the shares in INL and all of the shares in Sky not already owned by INL and as a result will ultimately hold all of the issued capital of Sky. INL and Sky shareholders are being offered a combination of shares in MergeCo and cash in exchange for their current shareholding in INL and Sky.

As consideration for their INL shares, INL shareholders will receive:

- 0.836 ordinary shares in MergeCo; and
- $1.78 in cash.

The cash consideration payable to INL shareholders may be reduced or retained, to the extent determined necessary by the Sky Independent Directors, in the event of a claim under the agreement for the sale of INL's publishing business to Fairfax New Zealand Limited (**Fairfax**) entered into on 30 June 2003. INL provided certain warranties to Fairfax in connection with this sale. The warranty claim period expires on 30 June 2005, and the board of INL considers it unlikely that any Fairfax claim will be received.

As consideration for their Sky shares, Sky shareholders will receive:

- 1 ordinary share in MergeCo; and
- $1.28 in cash.

The Scheme is designed to ensure that no shareholders interest in the existing Sky business is diluted. Sky minority shareholders receive one MergeCo share for every Sky share they own, maintaining their direct proportionate interest in the Sky business. INL shareholders receive 0.836 shares in MergeCo for every INL share they own, maintaining their proportionate interest in the Sky business based on INL's 78.4% ownership of Sky. The exchange ratio for INL shareholders reflects the current indirect interest INL shareholders currently hold in Sky.

The difference in the cash component as between the offers to Sky minority shareholders and INL shareholders is a function of the proportionate share of approximately $500 million, being the cash drawn down under MergeCo's new bank debt facility, and in the case of INL shareholders, approximately $257 million reflecting the value to MergeCo of INL's estimated cash balance as at the effective date of the proposed merger of 1st July 2005 net of the costs of effecting the Scheme. Those cash reserves primarily represent the remaining proceeds of the sale of INL's publishing businesses in 2003. In determining the net cash on the effective date, interest has been estimated and an allowance has been made for tax and dividends payable, operating expenses to the Scheme effective date and wind-up expenses. A further deduction of $6.1 million has been made, being an amount determined as being a reasonable and prudent to make allowance for potential liabilities of INL and its subsidiaries as at the date the Scheme becomes effective. A reconciliation of the cash consideration payable to INL shareholders under the Scheme is summarised below and outlined in further detail in section 5.2.1:

Consideration Payable by MergeCo to INL Shareholders (million)	
INL shares on issue	364.699
Total number of MergeCo shares to be issued	389.139
Number of MergeCo shares to be issued to INL shareholders	304.897
INL ownership of MergeCo	78.4%
Debt funding raised in MergeCo	$500.00
INL entitlement to new cash in MergeCo	$391.50
Cash entitlement per INL share	**$1.07**
INL cash balance on 1 July 2005 less residual scheme costs and adjustments	$257.40
INL cash balance per INL share	**$0.71**
Total cash consideration payable per INL share	**$1.78**

The Scheme is to be effected in the following key steps:

- all of the ordinary shares in INL will be acquired by MergeCo. INL shareholders will receive a combination of MergeCo shares and cash as consideration for the shares they own in INL;
- all of the ordinary shares in Sky held by the Sky Minority Shareholders will be acquired by MergeCo. Sky Minority Shareholders will receive a combination of MergeCo shares and cash as consideration for the shares they own in Sky. INL's shareholding in Sky will then be cancelled;
- following MergeCo's acquisition of INL and Sky, the three companies will be amalgamated into a single company, MergeCo; and
- MergeCo will be renamed "Sky Network Television Limited".

The mechanics of the Scheme can be represented simplistically in the diagrams below:

1. Current status


INL
Ownership
Sky
Ownership
News - 43.7%
Others - 56.3%
INL - 78.4%
Others - 21.7%

2. MergeCo acquires all shares in INL and minority shareholdings in Sky


INL
Ownership
Sky
Ownership
MergeCo 100%
MergeCo 100%

3. Amalgamation of INL, Sky and MergeCo


MergeCo
INL
Sky
Amalgamation
and subsequent
name change
Sky Network
Television
Limited

2 Scope of the Report

2.1 Regulatory Requirements

The merger of Sky and INL is to be effected by a court approved Scheme of Arrangement which involves the allocation of MergeCo shares in the same proportion as the existing shareholding in Sky. The Scheme will therefore result in a merger of INL and Sky in a way that does not alter the direct or indirect voting rights in the Sky business.

2.2 Purpose of the Report

While there is no regulatory requirement for an independent adviser's report, the Directors of INL have engaged Grant Samuel & Associates Limited (**Grant Samuel**) to prepare such a report in relation to the Scheme. This report is to set out whether, in Grant Samuel's opinion, the Scheme is fair and reasonable to INL shareholders.

This report has been prepared by Grant Samuel to assist the Directors of INL in advising shareholders in relation to the Scheme. The sole purpose of this report is as an expression of Grant Samuel's opinion in relation to the Scheme. A copy of this report is to accompany the Summary and Notice of Meeting and associated Information Memorandum to be despatched to shareholders by INL.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual INL shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Summary and Notice of Meeting and associated Information Memorandum.

Whether or not to vote in favour of the Scheme is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the Scheme should consult their own professional adviser.

2.3 Basis of Assessment

There is no specific test that must be used to assess the transaction. The Takeovers Code refers to *'fair and reasonable"* in relation to compulsory acquisition transactions. In Australia, the phrase *"fair and reasonable"* appears in the Australian Corporations Act and the ASX Listing Rules as a basis for assessing takeover, merger and restructuring transactions. The Australian Corporation Act pertaining to Schemes of Arrangement requires that the adviser state whether the proposal is *"in the best interest"* of the members. The terms *"fair"*, *"fair and reasonable"* and *"in the best interests"* are widely used tests or frameworks for analysing corporate transactions.

There is no legal definition of the expressions *"fair"*, *"fair and reasonable"* or *"in the best interests"* and very little useful statutory or regulatory guidance as to the meaning of these terms. The terms *"fair"* or *"fair and reasonable"* have no legal definition in New Zealand statute although previous NZSE Listing Rule 4.8.4(c)(iv) provided a definition of fairness in relation to the consideration in compulsory acquisition circumstances (which has been removed following introduction of the Takeovers Code). In this instance, the consideration was deemed to be fair if it is equal to the pro-rated value of the Affected Securities based on the value of the Issuer as a whole and the rights and obligations attaching to these securities. The Australian Securities Commission, now the Australian Securities and Investments Commission ("ASIC"), does provide an interpretation of these terms in its Policy Statements and Practice Notes. In relation to takeover offers, *"fair and reasonable"* are separated into two tests, *"fair"* and *"reasonable"*. A fair offer is one that reflects the full market value of a company's businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be *"fair"* but may be *"reasonable"* if the shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation, the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding. However, in relation to other types of transactions, ASIC treats *"fair and reasonable"* as a single compound phrase. These transactions are typically in the nature of restructurings of corporate ownership but can encompass a wide variety of types of transactions. The regulations therefore adopt a less prescriptive approach and require the adviser to form an overall opinion on the merits of the proposal. The regulations give limited guidance as to the interpretation or meaning of *"in the best interests"* in the context of schemes of arrangements other than to imply that it is similar to *"fair and reasonable"*.

In Grant Samuel's opinion, it is not appropriate to treat the proposed merger as a conventional takeover, where the value of the consideration is compared with the underlying value of the company (including a premium for control). The transaction is clearly in the nature of a merger that is being effected by a Court approved Scheme of Arrangement. The test therefore needs to be broadly based. The most appropriate basis on which to evaluate the proposed transaction is to assess its overall impact on the shareholders of each company and to form a judgement as to whether the expected benefits outweigh any disadvantages and risks that might result. Accordingly, for the purposes of this report, Grant Samuel has adopted a test of whether the proposed merger is *"fair and reasonable"*. This test is broader than *"fair"* or *"in the best interests"*. Grant Samuel has treated *"fair and reasonable"* as a single test. It is not helpful or appropriate in view of the nature of the proposed merger to treat *"fair and reasonable"* as comprising two separate tests.

In summary, this approach involves a judgement on the part of the independent financial adviser as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The independent financial adviser must weigh up the advantages and disadvantages of the proposal and form an overall view. In essence, a transaction will be fair and reasonable to shareholders if they are likely to be better off if the transaction is implemented than if it is not.

Within this general framework, Grant Samuel's opinion is that an assessment of whether the Scheme is fair and reasonable to the shareholders of INL has four core elements:

- assessment of whether the consideration to be received by INL shareholders, in the form of new MergeCo shares and cash, is equitable to INL shareholders;
- consideration of the financial impact of the Scheme on INL shareholders, and whether they are better or worse off as a result of the transaction;
- consideration of the advantages, benefits, costs, disadvantages and risks of the Scheme for INL shareholders; and
- consideration of possible alternatives available to INL, including the circumstances that have led to the Scheme.

2.4 Sources of Information

The following information on INL and Sky was used and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- annual reports of INL for the years ended 30 June 2003 and 2004;
- half year reports of INL for the six months ended 31 December 2004;
- recent brokers' reports on INL and Sky; and
- the summary and Notice of Meeting and the associated Information Memorandum provided to INL shareholders.

Non Public Information

- recent board papers for INL;
- tax opinion prepared by Lindsay McKay QC; and
- other confidential reports and working papers prepared by INL management and their advisers.

Grant Samuel has also held discussions with and obtained information from some senior management of INL and Sky and their respective financial and legal advisers.

2.5 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. The report is based upon financial and other information provided by INL. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry, and review for the purposes of forming an opinion as to the proposed merger. Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or "due diligence" investigation might disclose. The analysis of the Scheme is in the nature of an overall opinion rather than an audit or detailed investigation. Grant Samuel has not undertaken a due diligence investigation of INL or Sky. In addition, preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of INL or Sky. It is understood that, where appropriate, the accounting information provided to Grant Samuel was prepared in accordance with generally accepted accounting practice (except where noted by the company in its annual reports) and in a manner consistent with methods of accounting used in previous years.

An important part of the information used in forming an opinion of the kind expressed in this report is the opinions and judgement of the management of the relevant enterprise. That information was also evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation.

The information provided to Grant Samuel included forecasts and projections of future revenues, expenditures, profits and cash flows of INL and Sky prepared by the management of INL and Sky. Grant Samuel has used these forecasts and projections for the purpose of this analysis. Grant Samuel has assumed that the underlying forecasts and projections were prepared accurately, fairly and honestly based on information available to the management at the time and within the practical constraints and limitations of such forecasts and projections. It is assumed that the forecasts and projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise.

However, Grant Samuel in no way guarantees or otherwise warrants the achievability of the forecasts or projections of future profits and cash flows for INL, Sky or MergeCo in this report. Grant Samuel has not reviewed the forecasts of MergeCo and has relied upon the information contained within the information memorandum. Forecasts and projections are inherently uncertain. Projections and predictions of future events that cannot be assured and are necessarily based on assumptions many of which are beyond the control of management. The actual future results may by significantly more of less favourable.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. In forming its opinion, Grant Samuel has assumed, except as specifically advised to it, that:

- the title to all such assets, properties, or business interests purportedly owned by INL or Sky is good and marketable in all material respects, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all material liens, encumbrances or encroachments except as disclosed in the notes to INL and Sky's financial statements;
- there is compliance in all material respects with all applicable national and local regulations and laws, as well as the policies of all applicable regulators, and that all required licences, rights, consents, or legislative or administrative authorities from any government, private entity, regulatory agency or organisation have been or can be obtained or renewed for the operation of the businesses of INL and Sky; and
- there are no material legal proceedings regarding the business, assets or affairs of INL or Sky, other than as publicly disclosed.

3 Profile of INL

3.1 Background and History

INL evolved out of the Wellington Publishing Company Limited, which was founded in 1906 to publish Wellington's morning daily newspaper, *The Dominion*. From the 1970s onwards INL made a number of acquisitions, which resulted in the company becoming New Zealand's largest media company.

On 14 April 2003 INL announced that it had reached agreement to sell its New Zealand publishing businesses to Fairfax New Zealand Limited, a wholly owned subsidiary of Australian listed company John Fairfax Holdings Limited, for a consideration of NZ$1.188 billion cash. Excluded from the sale were the Geelong Advertiser and INL's shareholding in Sky. The transaction was completed on 14 November 2003.

On 28 August 2003 INL announced its intention to make a takeover for the remaining shares in Sky. Telecom, which at that time owned 12.0 % of Sky, had already agreed to accept the offer. As a result of the takeover offer INL's shareholding in Sky increased from 66.4% to 78.4%. At the same time INL also announced an agreement to sell the Geelong Advertiser to News Corp for $64 million. Since the completion of the takeover offer and sale of the Geelong Advertiser, INL's sole non cash asset has been its 78.4% shareholding in Sky. In April 2004 INL made a court approved capital return to shareholders of $340 million.

INL has historically maintained significant links with News, the global media company. The relationship dates back to 1964 when News purchased a 29.8% stake in the Wellington Publishing Company. News is a diversified international media and entertainment company with operations in the filmed entertainment, television, cable network programming, magazines and inserts newspapers, and book publishing industries. Its operating businesses include banner newspapers such as the *New York Post*, *The Australian*, *The Times*, *The Sunday Times*, *The Sun*, *News of the World* and substantial media businesses such as Fox Television, Fox Cable Network Programming and 20th Century Fox. The activities of News are primarily based in the United States, the United Kingdom and Australasia. News has a market capitalisation of approximately US$60 billion.

3.2 Financial Profile

3.2.1 Financial Performance

The financial performance of INL for the years ended 30 June 2003 and 2004 and actual results for the six months ended 31 December 2004 are summarised below:

INL – Financial Performance ($m)

	Year ended 30 June		6 months ended
	2003A	**2004A**	**31 Dec 2004**
Revenue	928.6	454.4	238.4
Operating expenses	(644.1)	(269.7)	(127.9)
EBITDA	**284.5**	**184.7**	**110.5**
Depreciation and amortisation	(133.2)	(128.3)	(60.6)
EBIT	**151.3**	**56.4**	**49.9**
Net interest	(59.7)	11.5	1.8
Non trading items	293.9	23.6	-
Profit before tax	385.5	91.5	51.7
Taxation	6.2	(12.0)	(7.7)
Profit after tax	391.7	79.5	44.0
Minority interests	(3.3)	(8.6)	(10.6)
Net profit after tax	**388.4**	**70.9**	**33.4**

The following should be taken into consideration when reviewing the table above:

- the significant decrease in revenue from the 2003 financial year to the 2004 financial year is a result of INL divesting its publishing operations. The divestment resulted in a $294 million gain on sale which is included in non trading items for the year ended 30 June 2003;

- non trading items for the year ended 30 June 2004 comprise gains on disposal of the Geelong Advertiser; and
- the half year result includes INL's 78.4% share of Sky's half year net profit after tax of $48.7 million. The balance of income came from INL's short term investments.

3.2.2 Financial Position

The financial position of INL as at 30 June 2004 and as at 31 December 2004 is summarised below:

INL – Financial Position ($m)			
	30 June 2004		31 December 2004
	Parent	Consolidated	Consolidated
Current assets			
Cash and deposits	310.4	319.2	315.9
Receivables and prepayments	1.7	40.7	43.1
Programming rights	-	44.5	20.7
Tax receivable	0.9	0.9	-
Total current assets	**313.0**	**405.3**	**379.7**
Current liabilities			
Payables and accruals	0.3	107.9	82.0
Short term borrowings	-	20.0	21.1
Tax payable	-	1.0	0.4
Total current liabilities	**0.3**	**128.9**	**103.5**
Non current assets			
Fixed assets	-	284.1	257.2
Television brand	-	830.0	830.0
Other intangibles	-	31.2	29.4
Deferred tax assets	-	-	5.6
Shares in subsidiaries	1,054.1	-	-
Total non current assets	**1,054.1**	**1,145.3**	**1,122.2**
Term borrowings	-	**79.8**	**23.0**
Capital notes	-	**108.9**	**109.4**
Net amount owing to subsidiaries	1,113.4	-	-
Net assets	**253.4**	**1,233.0**	**1,266.0**

In reviewing the above table the following should be considered:

- as INL owns greater than 50% of Sky, INL's statement of financial position is a consolidation of Sky's financial position with INL's residual assets and liabilities. For this reason INL's parent company financial position has been included in the table above;
- the television brand balance sheet item of $830 million is the goodwill paid by INL in acquiring its holding in Sky; and
- all balances owing to or by the parent company to its subsidiaries are to or by wholly owned subsidiary companies, which excludes Sky. These wholly owned subsidiaries are non-operating companies, and include Mercer Investments, which is the holding company for the majority of INL's shares in Sky.

3.2.3 Cash Flow

The cash flows of INL for the years ended 30 June 2003 and 2004 are summarised below:

INL – Consolidated Cash Flows ($m)		
	Year ended 30 June	
	2003A	2004A
Surplus after tax	391.7	79.5
Non cash items	135.8	113.4
Movement in working capital	(327.4)	1.9
Net cash flow from operations	**200.1**	**194.8**
Proceeds from asset sales	1,195.5	74.1
Purchase of assets	(108.0)	(213.2)
Purchase of investments	-	(310.4)
Other	(7.6)	(0.8)
Net cash flow from investing	**1,079.9**	**(450.3)**
Proceeds from long term debt	167.0	3.0
Contributions	2.9	0.8
Repayment of borrowings	(614.0)	(113.8)
Repayment of finance lease liabilities	(14.2)	(19.1)
Repurchase and cancellation of INL shares	-	(339.9)
Payment of dividends	(38.0)	(49.2)
Dividends to minority shareholders	(0.3)	-
Net cash flow from financing	**(496.6)**	**(518.2)**
Net change in cash	**783.4**	**(773.7)**

In reviewing the above table the following should be considered:

- in the 2004 financial year INL paid $159.8 million in cash for the purchase of additional Sky shares. With the issue of 14.1 million shares valued at $60.2 million, the total transaction value was $220.0 million;
- in the 2004 financial year INL cancelled one in every six shares and paid $4.66 per cancelled share to INL shareholders; and
- in the 2003 financial year INL divested its New Zealand publishing business. A portion of the proceeds was used to retire INL's outstanding borrowings.

3.3 Capital Structure and Ownership

As at 22 April 2005 INL had 364.7 million fully paid ordinary shares on issue held by a total of 4,970 shareholders. The major shareholders are set out in the table below:

INL – Top 20 Ordinary Shareholders as at 22 April 2005		
	No. of shares (000s)	**% of total**
News	159,226	43.66%
Todd Communications Ltd	51,697	14.18%
Telecom	43,943	12.05%
Citibank Noms (NZ) Ltd	17,803	4.88%
Westpac Banking Corp Client Assets	11,686	3.20%
National Noms NZ Ltd	10,647	2.92%
Accident Compensation Corp	9,628	2.64%
ANZ Noms Ltd	3,450	0.95%
Custody And Investment Noms Ltd	2,897	0.79%
Asteron Life Ltd	1,866	0.51%
Amp Investments Strategic Equity	1,628	0.45%
AMP Life Ltd	1,618	0.44%
AMP Superannuation Tracker Fund	1,320	0.36%
Premier Noms Ltd	1,061	0.29%
Cogent Noms Ltd	1,056	0.29%
NZ Superannuation Fund Noms Ltd	1,054	0.29%
Tea Custodians Ltd	1,054	0.29%
NZ Guardian Trust Investment Noms	1,033	0.28%
NZ Guardian Trust Co	950	0.26%
Forbar Custodians Ltd	947	0.26%
Top 20 shareholders	**324,564**	**89.00%**
Other shareholders	40,135	11.00%
Total	**364,699**	**100.00%**

3.4 Share Price Performance

INL's ordinary shares are traded on the NZX. The share price performance of INL since 1 January 2002 is illustrated in the following graphs:


INL - Share Price Performance
1 January 2002 to 6 May 2005
Share Price (cents)
Volume Traded
700
600
500
400
300
200
100
0
20,000
15,000
10,000
5,000
0
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
May 05


INL vs NZSX50 Gross Index
Relative Performance Graph - 1 January 2002 to 6 May 2005
Relative
Over/Under
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Base line represents NZSX50
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
May 05

When reviewing the above graphs the following points should be noted:

- in April 2003 INL announced the agreement to divest its New Zealand publishing businesses to Fairfax for $1.188 billion;
- in August 2003 INL announced its takeover offer for Sky under which it acquired a further 12.0% of Sky. The offer closed on 5 December 2003; and
- in April 2004 INL made a court approved capital return to shareholders of $340 million.

4 Profile of Sky

4.1 Background and History

Sky was formed in 1987 and commenced broadcasting on the UHF frequency in May 1990. Sky's early shareholders included ESPN, TVNZ, Tappenden Holdings, Todd Communications and HKP (a consortium of Ameritech, Bell Atlantic, Time Warner and TCI). INL took a 48% shareholding in Sky in August 1997 by acquiring HKP's shareholding. Subsequently Sky announced its intention to undertake an IPO of a portion of its equity. The IPO for approximately 15% of the company raised $138 million and was used to fund capital expenditure. In 1998 Sky began the roll out of its digital satellite broadcast service, enabling the company to offer further channels and provide value added and interactive features such as pay per view, movies on demand, home shopping and gaming.

In June 1999 TVNZ sold its 12.4 per cent shareholding to existing Sky shareholders, principally to INL. In February 2001 Telecom acquired a 12.1% shareholding in Sky from Tappenden Holdings. In May 2001 INL increased its holding to 66.3% with the acquisition of 42.5 million Sky shares from Todd Communications and 23.5 million Sky shares purchased on market. In August 2003 INL announced its intention to make a takeover offer for the remaining shares in Sky. Telecom had already agreed to accept and under the offer INL increased its shareholding to 78.4%.

4.2 Profile of Sky

As at December 2004 Sky had a total of 588,581 customers that comprised of 581,300 residential subscribers and 7,352 commercial subscribers. Of Sky's residential subscribers 500,379 are digital subscribers and 80,850 are UHF subscribers. Commercial subscribers receive packages tailored for their requirements and are typically bulk users such as bars and hotels. Sky broadcasts a total of 84 channels on its digital satellite platform and five channels over a UHF platform. Sky's digital service is transmitted through the Optus B.1 satellite and UHF broadcasting is contracted to Broadcast Communications Limited (**BCL**), a wholly owned subsidiary of TVNZ. Sky's digital satellite service is capable of reaching almost all of New Zealand's estimated 1.5 million TV households, while its UHF analogue signal reaches over 80% of New Zealand homes.

Subscriber base

The graph below shows that the total number of subscribers has continued to grow since the introduction of the digital service in 1998 and that the number of UHF subscribers has decreased as these subscribers have made the transition to the digital service:


SKY Subscriber Base - 1991 to 2004
Subscribers (000s)
600
500
400
300
200
100
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
UHF
Satellite
Wholesale

Sky seeks to attract and retain subscribers through its channel packages, which are designed to appeal to a wide range of subscribers and range from the UHF and basic digital offering to the premium 84 channel package. In addition Sky offers further high tier products such as pay-per-view, a games channel and email.

Another key performance indicator for Sky's subscriber management is the annual churn rate, which shows the number of subscribers as a percentage who have discontinued the subscription. Sky has consistently decreased its annual churn rates over the past 5 years, as shown below:


Annual Churn %
SKY Churn Rates - 2000 to 2004
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004
UHF
Satellite
Total

Sky gained 22,631 net subscribers to its digital service, and lost 10,612 subscribers from its UHF network during the six months ended 31 December 2004.

In addition to the size of the subscriber base, Sky's performance is heavily influenced by the average revenue per user (**ARPU**). Sky has successfully grown its subscriber base over the company's history and has also been able to improve the ARPU. This is illustrated by the graph below:


ARPU per Month
SKY Satellite ARPU - 2000 to 2004
$70
$60
$50
$40
$30
$20
$10
$0
$50.1
$54.4
$56.6
$59.4
$61.3
2000
2001
2002
2003
2004

ARPU has steadily increased as subscribers have made the transition from UHF to digital services and as Sky has increased the price of its digital offering due to the addition of more content. In the last financial year, Sky increased prices by 4.1% and in the six months ended 31 December 2004 ARPU increased by 3.8%.

In addition to the subscription revenues Sky also derives revenue from the sale of advertising on its television channels, the sale of programme rights to free-to-air broadcasters, fees earned on the leasing of satellite broadcasting capacity and revenue from subscriber installation charges. A breakdown of Sky's revenues over the past five years is shown below:

Sky – Breakdown of Revenues ($m)	Year ended 30 June				
	2000	2001	2002	2003	2004
Subscription revenue					
Residential	184.5	225.2	266.0	309.1	346.7
Commercial	15.0	17.3	19.6	22.3	25.4
Sky Watch	5.3	5.8	6.1	6.8	8.1
Total subscription revenue	204.8	248.3	291.7	338.2	380.2
Installation and transfer revenues	46.1	39.5	36.4	33.5	33.8
Advertising revenues	11.6	12.6	16.5	19.6	26.6
Total revenue	**262.5**	**300.4**	**344.6**	**391.3**	**440.6**

Programming

The quality of Sky's programming directly affects Sky's ability to attract and retain subscribers. Historically, Sky's crucial programming has been its exclusive ownership of prime sports and movie offerings. For a number of years Sky has held the exclusive rights to the live broadcast of the All Blacks, Super 12, NPC rugby, NRL rugby league and New Zealand cricket live. The international contract for SANZAR rugby is held by News who has sold the New Zealand broadcasting rights to Sky. The current contract expires in October 2006. On 22 December 2004 News announced that it had entered into a new five year agreement with SANZAR commencing in January 2006 for the exclusive rights to broadcast rugby played in Australia, New Zealand and South Africa. Sky has entered into a sub licence agreement with News for the New Zealand broadcast rights for the 2006 to 2010 seasons. News also holds the international rights for NRL rugby league and has a contract with Sky in relation to the New Zealand broadcasting. In September 2004 Sky renewed its exclusive rights for New Zealand international cricket for a further five years. In addition Sky has a contract with ESPN for the exclusive supply of its sports programming. Sky also has exclusive arrangements with six of the seven major US movie producing studios.

Sky's programming expenses are the single largest expense of the business, equivalent to approximately 46% of Sky's total operating expenses for the last financial year. Sky's programming costs are heavily weighted towards programming priced in US dollars and to a lesser extent Australian dollars. To mitigate this risk Sky hedges a minimum of 85% of its forecast foreign currency obligations on a twelve month rolling basis and 25% to 45% of its variable exposure on a rolling 13 to 36 months. Fixed price contracts are at least 70% hedged for a minimum of 36 months.

Distribution

The implementation of the digital format was a significant step for Sky. Sky's digital satellite service covers all of New Zealand households and provided Sky with significant scope to increase it channel offering, improve the quality of the signal and also allow for interactivity with subscribers.

The Optus B.1 satellite is expected to be retired in 2006. Sky has signed a contract with Optus to lease five transponders with options on two others on the D.1 satellite expected to be launched in December 2005. This provides Sky with security of supply and will also increase Sky's channel broadcasting capacity by 25%. In order to mitigate risk, Sky also has contracted access to the D.2 satellite which is to be launched 18 months after the D.1.

Sky's rights to use UHF frequencies and its transmission contract with BCL expire in March 2010. Sky may consider extending the transmission of UHF services beyond 2010 if it is able to renew its licenses on a cost effective basis.

4.3 Financial Profile

4.3.1 Financial Performance

The financial performance of Sky for the years ended 30 June 2003 and 2004, forecast earnings for the year ending 30 June 2005 and actual results for the six months ended 31 December 2004 are summarised below:

Sky – Financial Performance ($m)

	Year end 30 June			6 months to
	2003A	**2004A**	**2005F**	**31.12.04**
Revenue	391.3	440.6	485.4	238.4
Operating expenses	(238.5)	(255.1)	(262.2)	(127.0)
EBITDA	**152.8**	**185.5**	**223.2**	**111.4**
Depreciation and amortisation	(124.1)	(128.1)	(119.5)	(60.6)
EBIT	**28.7**	**57.4**	**103.7**	**50.8**
Net interest	(28.0)	(22.1)	(15.3)	(7.9)
Profit before tax	0.7	35.3	88.4	42.9
Taxation credit/(expense)	-	(0.1)	5.9	5.9
Profit after tax	0.7	35.2	94.3	48.8
Minority interests	-	0.1	(0.1)	(0.1)
Net profit after tax	**0.7**	**35.3**	**94.2**	**48.7**

Sky's profitability continues to improve as revenue grows and operating expenses level out. Revenue grew 12.6% for the six months ended 31 December 2004 compared to the same period last year reflecting:

- 7.4% increase in subscriber numbers;
- 3.8% increase in ARPU to $56.68; and
- higher advertising revenues as viewing hours on Sky's platform increase.

Programming expenses rose 4.3% in dollar terms but declined as a percentage of revenue as Sky realises scale benefits. Other operating expenses remained reasonably flat.

Management's forecast for the year ending 30 June 2005 was prepared having regard to the actual results for the eight months ended 28 February 2005.

4.3.2 Financial Position

The financial position of Sky as at 30 June 2004 and as at 31 December 2004 is summarised below:

Sky – Financial Position ($m)		
	30 June 2004	31 December 2004
Current assets		
Cash and deposits	8.8	22.9
Receivables and prepayments	39.0	39.3
Programming rights	44.5	20.7
Tax receivable	-	-
Total current assets	**92.3**	**82.9**
Current liabilities		
Payables and accruals	107.4	81.4
Borrowings	20.0	21.1
Tax payable	-	-
Total current liabilities	**127.4**	**102.5**
Non current assets		
Fixed assets	284.0	257.2
Intangibles	31.2	29.4
Deferred tax asset	-	5.6
Total non current assets	**315.2**	**292.2**
Term borrowings	**79.8**	**22.9**
Capital notes	**108.9**	**109.4**
Net assets	**91.4**	**140.2**

In reviewing the above table the following should be considered:

- fixed assets comprise mainly installed decoders and satellite equipment including capitalised installation costs;
- intangible assets relate mainly to renewal rights to programming including Sky's agreement with News in relation to exclusive broadcasting rights for SANZAR games;
- during the six month period ended 31 December 2004 Sky recognised for the first time net deferred tax assets of $5.6 million in respect of prior period timing differences as there is virtual certainty of recovery; and
- Sky and INL are members of the same group for New Zealand tax purposes. In total losses of approximately $102 million have been offset to INL with a tax effect of $33.6 million. INL repaid $11.1 million of this balance in October 2004 to fund Sky's first provisional tax payment leaving a balance due of $22.5 million as at 31 December 2004, which will be paid as Sky becomes liable to pay income tax. Sky does not recognise this tax asset in its statement of financial position and the $11.1 million receipt was credited against tax expense for the six month period ended 31 December 2004.

4.3.3 Cash Flow

The actual cash flows of Sky for the years ended 30 June 2003 and 2004 are summarised below:

Sky – Consolidated Cash Flows ($m)	Year ended 30 June	
	2003A	2004A
Surplus after tax	0.7	35.3
Non cash items	126.5	132.7
Movement in working capital	0.8	2.7
Net cash flow from operations	**128.0**	**170.7**
Proceeds from asset sales	0.3	0.3
Purchase of assets	(96.3)	(53.2)
Net cash flow from investing	**(96.0)**	**(52.9)**
Proceeds from long term debt	167.0	3.0
Contributions	0.5	-
Repayment of borrowings	(176.1)	(105.1)
Repayment of finance lease liabilities	(14.2)	(19.1)
Payment of bank facility fees	(0.9)	-
Net cash flow from financing	**(23.7)**	**(121.2)**
Net change in cash	**8.3**	**(3.4)**

Capital expenditure is expected to level out going forward and relates mainly to purchasing new decoders and installation costs as Sky's subscriber base continues to grow. Sky is planning a significant upgrade of its television studio facilities, which is expected to commence in the next financial period.

In February 2005 Sky announced that it would begin paying dividends and made a 12.5 cent per share fully imputed dividend to shareholders on 11 March 2005.

4.4 Capital Structure and Ownership

As at 22 April 2005 Sky had 389.1 million fully paid ordinary shares on issue held by a total of 3,154 shareholders. The major shareholders are set out in the table below:

Sky – Top 20 Ordinary Shareholders as at 22 April 2005	No. of shares (000s)	% of total
Mercer Investments Ltd	257,918	66.28%
Independent Newspapers Ltd	46,979	12.07%
Citibank Noms (NZ) Ltd	28,599	7.35%
National Noms NZ Ltd	8,172	2.10%
Citicorp Noms Pty	5,889	1.51%
Westpac Banking Corp Client Assets	4,831	1.24%
Citicorp Noms Pty	3,761	0.97%
ANZ Noms Ltd	2,673	0.69%
Premier Noms Ltd	2,277	0.58%
Trustees Executors & Agency Co	2,032	0.52%
NZ Superannuation Fund Noms Ltd	1,594	0.41%
Tea Custodians Ltd	1,507	0.39%
Westpac Custodian Noms Ltd	1,257	0.32%
Custody And Investment Noms Ltd	1,212	0.31%
Asteron Life Ltd	1,096	0.28%
National Noms Ltd	1,079	0.28%
J P Morgan Noms Aust Ltd	733	0.19%
Government Superannuation Office	571	0.15%
Custodial Services Ltd	550	0.14%
Accident Compensation Corp	481	0.12%
Top 20 shareholders	**373,212**	**95.90%**
Other shareholders	15,928	4.10%
Total	**389,140**	**100.00%**

The following points should be noted when considering the above table:

- Mercer Investments Ltd is a wholly owned subsidiary of INL; and
- through nominee companies Commonwealth Bank of Australia hold a 9.7 % shareholding.

4.5 Share Price Performance

Sky's ordinary shares are traded on the NZX. The share price performance of Sky since 1 January 2002 is illustrated in the following graphs:


SKY - Share Price Performance
1 January 2002 to 6 May 2005
Share Price (cents)
Volume Traded
800
700
600
500
400
300
200
100
0
25,000
20,000
15,000
10,000
5,000
0
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
May 05


SKY vs NZSX50 Gross Index
Relative Performance Graph - 1 January 2002 to 6 May 2005
Relative Over/Under
40%
20%
0%
-20%
-40%
Base line represents NZSX50
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
May 05

5 Evaluation of the Scheme

5.1 Background to the Scheme

Following the sale of its publishing assets to Fairfax for $1.188 billion in June 2003 and the subsequent sale of its remaining Australian publishing assets in November 2003, INL evolved into a substantially different company. It became solely an investment vehicle with its only assets being its 66.2% shareholding in Sky and $770 million in cash. In October 2003 INL made a takeover bid for Sky, which resulted in its shareholding in Sky increasing to 78.4%. Shortly after the takeover offer INL distributed $340m of its cash holdings to shareholders by way of a capital distribution. Since that time the composition of INL has not changed materially, and it remains a holding company for an investment in Sky with residual cash reserves of approximately $288 million (balance as at 1 May 2005).

The Boards of both INL and Sky have considered the merits of merging the two companies for some time. The genesis of the merger concept was that there was no commercial benefit in maintaining the INL/Sky ownership structure, with the majority shareholding in Sky held by INL, and the majority shareholding in INL held by News. The inefficiency of the structure is best observed by the INL share price, which historically has traded at a small discount to its theoretical value implied by the sum of the value of its cash holding and the value of its shares in Sky as measured by the Sky share price. INL sought to eliminate the two company ownership structure through the acquisition of Sky shares on the market and from Todd Communications in 2001, and then through a full takeover offer for the remaining shares in Sky in 2003. The ownership structure of INL and Sky has not changed substantially since the 2003 INL takeover offer and is shown below.


News
43.7%
INL
56.3%
Other Shareholders
78.4%
Sky
21.6%
Sky Minority Shareholders

As a consequence of the shareholding structure above, News, INL and Sky have historically had a close connection at shareholder level. However the operational activities of Sky and INL have always remained quite distinct and separate.

In August 2004 INL and Sky formally announced that they were each evaluating the mechanisms and merits of effecting a merger. The stated objectives of the merger were to include:

- creating a single listed company for the Sky business with an efficient capital structure;

- provide fair value to shareholders of INL and Sky and ensure there is no dilution of any individual shareholder's interest in the Sky business;
- remove the inefficiencies of the current two company structures; and
- to increase the proportion of free float shares that currently exists in Sky and INL as separate companies, and ideally for the merged company to be re-included in the NZSX 10 index.

While a simplification of the ownership structures of Sky and INL is conceptually uncomplicated, the companies are distinct and separate and accordingly each has a different set of key ownership issues to consider in any merger or takeover proposal. The table below summarises the issues that the Sky and INL Boards have identified with regard to their respective current ownership structures:

Sky & INL : Current Issues	
Sky	INL
▪ many financial commentators would consider that the current Sky balance sheet is not an efficient capital structure due to an unsatisfactory level of equity and a low level of debt. In the normal course of business Sky's debt levels are forecast to reduce further over time as insufficient imputation credits will be available to distribute all the cash generated by Sky in a tax efficient manner; ▪ Sky is controlled by its 78.4% shareholder, INL; ▪ Sky's share register has a free float of only 21.6%, of which one institution holds 9.7%. As a result Sky shares are considered relatively illiquid; ▪ In July 2003 NZX introduced the free float methodology. Using this method a company's market capitalisation is adjusted to reflect its free float of shares for the purpose of ranking in an NZX index. This resulted in Sky being removed from the NZSX 10.	▪ Following the sale of its publishing businesses, INL's only assets are cash and its 78.4% investment in Sky. INL has no other operating assets or investments and does not intend to acquire any; ▪ INL is incurring corporate overheads (although not a significant amount) to maintain its status as a separate listed company; ▪ INL shares have historically traded at a small discount to their theoretical value. The theoretical value is the value implied by the sum of the investment in Sky and the quantum of the cash reserves; ▪ Many financial commentators would consider that the current INL balance sheet is not an efficient capital structure as it is essentially a "cash box". ▪ INL is controlled by three shareholders, News/Telecom/Todd Communications.

The purpose of the Scheme is to effect a rationalisation of the companies' ownership structures. The management and Boards of Directors of Sky and INL and their advisers have worked together in recent months to develop appropriate terms for the Scheme. There have been a range of alternative merger and takeover structures considered by the Boards of INL and Sky to achieve the desired outcome of simplifying the ownership structures. The Boards of Sky and INL each consider that the Scheme is the best mechanism to resolve these issues and enhance shareholder value.

5.2 Approach

For the Scheme to be effected, it must be approved by the shareholders of each of INL and Sky separately at Special Meetings to be held on 13 June 2005. Those persons registered as a shareholder on the INL and Sky registers at 10.00am and 12.00pm respectively on 11 June 2005 are entitled to vote at the Special Meetings. The Scheme requires approval by a special resolution (75% majority of all votes) at both the INL and Sky Special Meetings. Additionally the Scheme requires approval by an ordinary resolution (50% majority of all votes cast by persons not associated with INL) at the Sky Special Meeting only. Accordingly each of Sky and INL have sought separate financial advice as to the merger negotiations and each has commissioned an Independent Adviser to prepare a report for its shareholders to consider whether the Scheme is fair and reasonable. Grant

Samuel believes that the assessment of whether the Scheme is fair and reasonable to the shareholders of INL has *four* elements:

- evaluation of whether the consideration is fair, both in terms of the equitability of the proportion of new MergeCo shares to be held by INL shareholders and the cash they will receive;
- consideration of the financial impact of the proposed merger scheme on INL shareholders, and whether they are better or worse off as a result of the transaction;
- consideration of the advantages, benefits, costs, disadvantages and risks of the merger for INL shareholders; and
- consideration of alternatives available to INL, including the circumstances that have led to the proposed merger scheme.

The *principal* financial criterion for assessing whether the proportions of the merged group received by INL shareholders is equitable is addressed by comparing the proportion of value received in MergeCo with the relative contribution to MergeCo by INL shareholders. The proposed merger scheme involves different levels of consideration to INL and Sky shareholders, both in terms of the number of MergeCo shares they receive relative to their shareholdings in Sky or INL, and in terms of the cash payments they will receive.

The *second* element of the assessment involves analysis of the impact of the proposed merger on INL shareholders in terms of the proforma financial parameters of MergeCo such as earnings, dividends, asset backing and financial gearing.

The *third* element of the analysis involves consideration of a wide range of factors including:

- the expected benefits of the Scheme in terms of strategic and competitive position, market and growth opportunities, operational synergies, cost savings and financial strength;
- the impact on the nature of the shareholders' investment in terms of the nature of business operations and risk profile (both business risk and financial risk);
- the expected tax consequences, if any; and
- the market for shares in the merged company and its attractiveness to investors.

In a transaction of this nature there will be advantages and disadvantages. It is necessary to form an overall view of the trade-off for shareholders in proceeding with the proposed transaction or not. These do not necessarily apply equally to shareholders in each of Sky or INL or equally to all shareholders across one company.

Finally, it is necessary to consider whether the proposed merger is likely to preclude alternative transactions that could be more advantageous to shareholders.

Each of these elements is considered in further detail below.

5.2.1 Evaluation of consideration

Under the Scheme, MergeCo will acquire all of the shares in INL and all of the shares in Sky not owned by INL and thus will hold all of the issued capital of Sky.

As consideration for each INL share, INL shareholders will receive from MergeCo:

- 0.8360 ordinary shares in MergeCo; and
- $1.78 in cash.

As consideration for each Sky share, Sky shareholders will receive:

- 1 ordinary share in MergeCo; and
- $1.28 in cash.

Fairness of share component of the consideration

The Scheme is designed to ensure that no shareholder's interest in the existing Sky business is diluted. Sky shareholders receive one MergeCo share for every Sky share they own, maintaining their same interest in the Sky business. INL shareholders receive 0.836 shares in MergeCo for every INL share they own, maintaining their same indirect interest in the Sky business and reflecting INL's 78.4% ownership of Sky. The exchange ratio for INL shareholders reflects the current indirect interest INL shareholders currently hold in Sky. The calculation of the indirect interest as measured by the exchange ratio is shown below:

INL/Sky – Calculation of exchange ratio			
Total Sky Shares on issue		389,139,785	100.0%
Sky shares owned by INL		304,897,136	78.4%
New MergeCo shares to be issued		389,139,785	100.0%
New MergeCo shares received by INL (1 for every Sky share held)	A	304,897,136	78.4%
INL ordinary shares on issue	B	364,698,867	
MergeCo shares allocated per INL shares	**A/B**	**0.8360**	

The merger terms, as reflected through the exchange ratio of 0.836 MergeCo shares for every INL share, is purely a function of the relative number of issued shares in INL and Sky. MergeCo will issue a total of 389,139,785 shares to INL and Sky shareholders, the same number of shares that Sky currently has on issue. INL shareholders therefore will own exactly the same percentage of MergeCo shares as INL currently owns in Sky. The exchange ratio is not influenced at all by the share price of INL or Sky. On this basis, the exchange ratio is equitable.

The Scheme treats both companies' shareholders equally in terms of the share component of the consideration. From the perspective of INL shareholders they are receiving their exact proportionate share of INL's existing shareholding in Sky. The implementation of the share component of the Scheme has materially the same economic effect as an in specie distribution of the shares of Sky to INL shareholders.

Fairness of the cash component of the consideration

The difference in the cash component as between the offers to Sky minority shareholders and the INL shareholders reflects the price being paid by MergeCo for the shares in INL and Sky. The price being paid for INL shares reflects the fact that INL has assets other than the shares in Sky. A reconciliation of the cash component of the consideration is summarised in the table below:

Reconciliation of Cash Component of Offer to INL Shareholders (000's)			
	No. of shares (000's)	**Value ($000s)**	**Value per share ($)**
Opening cash balance as at 1 May 2005		288,078	0.790
Plus			
Interest to be received to 1 July 2005		4,346	0.012
Less			
Operating expenses from 1 May 2005 – 1 July 2005 and other overhead and corporate wind-up expenses		(2,650)	(0.007)
MergeCo transaction expenses		(2,330)	(0.006)
Tax (INL income tax and GST)		(3,700)	(0.010)
Reimbursement to SKY for use of tax losses		(14,574)	(0.040)
Fully imputed special dividend to be paid by INL on 27 May 2005		(5,470)	(0.015)
Provision set aside to cover any residual scheme costs		(6,122)	(0.017)
Estimated INL cash balance as at 1 July 2005		**257,577**	**0.706**
Total INL shares on issue	364,699		
New debt facilities to be drawn down by MergeCo on 1 July 2005		500,000	
Total MergeCo shares to be issued	389,139		
INL ownership of MergeCo	78.4%		
INL entitlement to new MergeCo cash		391,758	
INL entitlement to new MergeCo cash per INL share			**1.074**
Total cash consideration payable per INL share		**649,335**	**1.780**

The Scheme treats INL shareholders fairly in terms of the cash component of the consideration. From the perspective of INL shareholders they are receiving their pro rata entitlement to the net cash reserves of the company on the effective date of the Scheme, and a pro rata entitlement to the new debt raised by MergeCo.

Shareholders of both INL and Sky are being treated equally. Neither INL or Sky shareholders receive a premium for control as a result of the Scheme.

5.2.2 Financial Position

Prior to the Scheme, both INL and Sky were in a sound financial position. INL had no debt and significant surplus cash, while Sky had a comparatively small amount of debt. An important aspect of the Scheme is the significant increase in gearing of MergeCo. The merged company will continue to be in a strong financial position as shown in the summarised pro forma balance sheet set out below:

Pro Forma balance Sheet as at 31 December 2004 (Sm)			
	INL Consolidated	Change	MergeCo Pro Forma
Shareholders' funds			
Shareholders' equity	1,235.6	(262.2)	973.4
Minority Interest	30.4	(30.4)	-
Total shareholders funds	**1,266.0**	**(292.6)**	**973.4**
Current assets			
Cash and deposits	315.9	(315.9)	-
Receivables and prepayments	43.1		43.1
Programming rights	20.7		20.7
Total current assets	**379.7**	**(315.9)**	**63.8**
Current liabilities			
Payables and accruals	82.1		82.1
Short term borrowings	21.1		21.1
Tax payable	0.4		0.4
Total current liabilities	**103.6**		**103.6**
Non current assets			
Fixed assets	257.2		257.2
Television brand and other intangibles	859.4	520.2	1,379.6
Deferred tax assets	5.6		5.6
Total non current assets	**1,122.2**	**520.2**	**1,642.4**
Term borrowings	**23.0**	**496.8**	**519.8**
Capital notes	**109.4**		**109.4**
Net assets	**1,266.0**	**(292.6)**	**973.4**

Source: Information Memorandum

The following principal assumptions have been made by INL and Sky in compiling the pro forma balance sheet:

- The INL balance sheet stated above is a consolidated balance sheet and accordingly includes Sky;
- dividends paid of $48.6 million to Sky shareholders on 11 March 2005 and $45 million to INL shareholders on 18 March 2005 have been reflected;
- MergeCo's acquisition of the shareholding in INL and Sky occurs on 31 December 2004;
- MergeCo amalgamates with INL and Sky on 31 December 2004 to form a single entity;
- MergeCo obtained bank finance of approximately $757 million on 31 December 2004 to fund cash payments to be made to INL and Sky shareholders;
- MergeCo repays $260 million of the bank finance obtained on 31 December 2004;
- all of the existing Sky Capital notes will be assumed by MergeCo;

- the fair value exercise performed in relation to Sky's identifiable assets and liabilities identifies intangible assets of $1.4 billion. There are no other fair value adjustments recorded against the liabilities acquired from Sky;
- the value of the consideration provided by MergeCo for the INL and Sky shareholdings is based on $6.40 per Sky share; and
- MergeCo has not adopted New Zealand International Financial Reporting Standards as at 31 December 2004, and any potential adjustments arising from transition to New Zealand International Financial Reporting Standards are not considered.

Based on these assumptions MergeCo's net assets on completion of the transaction are expected to comprise of 100% ownership of the Sky business and the net additional debt raised of approximately $500 million for the purchase of the INL and Sky shareholdings. This level of debt is considered acceptable given the implied debt servicing ratios derived from MergeCo's pro forma earnings profile. These ratios are profiled in the table below:

MergeCo Debt Servicing Capacity			
	31 December Actual		Pro Forma
	INL	Sky	MergeCo
Short term borrowings	-	21.1	21.1
Term borrowings	-	22.9	519.8
Capital notes	-	109.4	109.4
Total debt	**NIL**	**153.4**	**650.3**
Net assets		140.2	973.4
Total debt/net assets		**109%**	**67%**
Estimated annual EBITDA		222.8	222.8
Estimated annual interest cost		15.8	50.0
EBITDA/Interest cost		**14.1**	**4.5**

The following points should be noted when considering the above table:

INL

- as at 31 December 2004 on a consolidated basis INL had $316 million of cash or near cash assets.

Sky

- annual EBITDA has been estimated at 2 times actual EBITDA for the 6 months to 31 December 2004;
- annual interest cost has been estimated as to 2 times the actual interest cost for the 6 months to 31 December 2004.

MergeCo

- annual EBITDA is equal to that of Sky;
- interest on short term borrowing has been calculated at an estimated rate of 8.46% - the effective rate for these borrowings recorded in the Sky annual report for the 2004 financial year end;
- interest on term borrowing have been calculated in line with the terms of MergeCo's new debt facility;
- interest on capital notes has been calculated at the known interest rate of 9.3%.

INL has advised that MergeCo's new debt facilities are approved and are able to be drawn down on effective completion of the Scheme.

5.2.3 Advantages, Benefits, Costs, Disadvantages and Risks

There are a range of advantages, disadvantages, costs, benefits and risks associated with the proposed merger Scheme. These are discussed in further detail below:

News will Control MergeCo

If the Scheme is approved and the Telecom/News transaction proceeds News will own 43.6% of MergeCo shares. This level of shareholding will afford News control of MergeCo. It is important to recognise that the proposed merger does not preclude a takeover offer being made at a future date through which shareholders might participate in a premium for control. The success of any future takeover offer may depend on the acceptance or otherwise of major shareholders. The largest shareholders in MergeCo, on a pro forma basis, will be:

MergeCo – Larger Shareholders		
	% of MergeCo Shares	
Shareholder	Telecom retain INL holding	Telecom sell to News
News	34.2%	43.6%
Todd Communications	11.1%	11.1%
Telecom	9.4%	-
Commonwealth Bank of Australia	9.7%	9.7%

It will remain open for News or a third party to make an offer at any time. One material factor that may discourage a bidder is the size of MergeCo, which is expected to have a pro forma market capitalisation of approximately $2 billion, based on the Sky share price as at 6 May 2005 and the terms of the proposed merger.

Merger Synergies

The merger synergies arising from the proposed merger are not significant. The only real synergies are cost savings associated with group administration and the costs of two companies being listed. The group administration savings include eliminating duplication of boards of directors, audit and financial reporting costs, premises and other minor overheads. The listing cost savings include publishing costs and listing fees. There is expected to be minimal cost associated with implementing the actions to achieve the synergies apart from the cost of implementing the Scheme itself.

Future Dividends

The payment and amount of future dividends will be decided by the Board of MergeCo and at this time is an area of uncertainty for MergeCo shareholders. The Information Memorandum states that the frequency and dates of returns from MergeCo shares, including future dividend payments, have not been determined and no return, quantifiable as at the date of the Information Memorandum, has been promised. As with most companies, the payment and amount of any future dividends is not certain, and will be a function of MergeCo's financial condition, operating results, current and anticipated cash needs and debt covenants.

Different Board of Directors

Under the Scheme MergeCo will have a different Board of Directors. The proposed Board changes are profiled below:

INL/Sky/MergeCo : Boards		
Sky (current)	INL (current)	MergeCo (proposed)
Marko Bogoievski	Ken Cowley	**Marko Bogoievski**
Robert Bryden	Robert Bryden	**Robert Bryden**
Barrie Downey	Theresa Gattung	**Barrie Downey**
John Fellet	John Hunn	**John Fellet**
John Hart	Peter Macourt	**John Hart**
Peter Macourt	Humphry Rolleston	**Peter Macourt**
Michael Miller		**Michael Miller**

The Telecom appointed Directors in INL, with the exception of Marko Bogoievski, will not transfer to MergeCo following the proposed sale of the Telecom shareholding in INL to News.

No Greater Diversity of Business Operations

As INL is only a holding company for its investment in Sky, the merger of INL and Sky will not diversify the business base of INL or Sky. In some instances a merger can result in an increased diversity of businesses operations, which reduces the business risk profile of the merged company compared to the risk profile of the individual companies involved in the merger. This does not apply in relation to the Scheme.

Elimination of Holding Company Discount

INL shares have historically traded at a small discount to their full theoretical value. The full theoretical value of INL is the sum of the value of its 78.4% shareholding in Sky, its cash holdings of approximately $288 million (as at 1 May 2005) less some minor liabilities and an allowance for ongoing corporate overheads. Based on a Sky share price of $6.50 on 6 May 2005 the approximate theoretical share price of INL should be $6.22. The INL share price on the same day was $6.00, implying a discount of approximately 3.5%. This discount has been observed for some time as shown in the graphs below:


INL Share Price - Theoretical versus Market Price
5 January 2003 to 6 May 2005
700
600
500
400
300
200
100
0
Price (cents)
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Theoretical price
Actual price


INL Share Price - Discount to Theoretical Price
5 January 2003 to 6 May 2005
Discount
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05

The actual share price at which MergeCo trades after the Scheme is implemented cannot be assessed with any degree of certainty. In the absence of the current INL-Sky holding company structure, the implied discount attaching to INL shares should be eliminated. Even though the number of MergeCo shares being issued is precisely the same number as are currently on issue in Sky, MergeCo shares can be expected to trade at a lower price than Sky shares reflecting the $650 million of debt in MergeCo compared with Sky's current debt of $153 million. The actual market price of MergeCo shares will be a function of the market on the day.

Liquidity and Investor Demand

As a result of the Scheme the sharemarket position of MergeCo should be stronger than either of INL or Sky as standalone entities as a result of the Scheme. Sky is the fourth largest company on the NZX as ranked by market capitalisation. Based on the current share prices of Sky, MergeCo would have an implied market capitalisation of approximately $2.0 billion, which would make it the 7th largest company on the NZX. MergeCo will also have a substantially higher number of shareholders on the effective date than either INL or Sky. MergeCo is expected to have approximately 8000 shareholders, compared with 3,143 for Sky and 4,970 for INL.

The relatively small proportions of freely tradeable shares, or "free float", within both the Sky and INL share registers has tended to restrict the liquidity of trading in both company's shares. As a result, both Sky and INL are among the least liquid companies (in terms of trading volumes) in the NZSX50 index. By combining the indirect interests in the Sky business held by INL shareholders with the direct interests held by Sky Minority Shareholders, the Scheme is expected to create a greater free float of MergeCo shares than that available to be traded currently in INL or Sky.

The inclusion and weighting of companies in the benchmark NZSX10 index depends upon, amongst other things, the free floats of shares. Currently INL has sufficient free float for it to qualify for full inclusion in the NZSX10 index. Due to its small free float of shares, Sky is currently excluded from the NZSX10 despite having the 4th largest market capitalisation of New Zealand based companies in the NZSX50 index. Following implementation of the Scheme, MergeCo is expected to have sufficient free float that all its shares will be included in the NZSX10. This increased presence in the NZSX10 index may create demand for MergeCo shares from those passive funds that automatically invest in NZSX10 companies, and other investors that primarily focus on companies within the NZSX10.

As a consequence of these factors, it is reasonable to expect an increased level of investor interest and liquidity in MergeCo.

While this logic is compelling, the benefits of a single company in terms of increased liquidity, and possibly greater international investment in a single larger, and more liquid stock, while almost certainly positive, are difficult to quantify. This is not to say that the future share price will necessarily be higher in future than it is today, as this will depend on, inter alia:

- future equity market conditions; and
- future performance of the merged company.

In this context, it is important for shareholders to recognise that Sky is currently very highly rated in terms of earnings multiples.

Tax implications

The following paragraphs are extracted from the Information Memorandum and only apply to holders who are resident in New Zealand for New Zealand tax purposes.

- *Disposal of INL shares held as capital assets*

  Holders who hold their INL shares as capital assets (i.e. are not traders or equivalent and did not acquire their shares for the purpose of resale) should have no New Zealand income tax liability on the disposal of their shares to MergeCo.

- *Disposal of INL shares held as revenue assets*

  A shareholder may be subject to New Zealand income tax on any profit (and may be able to deduct any loss) arising on disposal of those shares where:

  - the shareholder is in the business of dealing in shares; or
  - the INL shares are acquired for the purpose of sale or other disposal; or
  - the INL shares are held as part of an undertaking or scheme carried on or carried out entered into or devised for the purpose of making a profit.

- *Dividends on MergeCo shares*

  Dividends on MergeCo shares may be subject to income tax. Any imputation credit attached to the dividends should be available as a credit against that income tax. To the extent to which dividends do not have imputation credits attached and there is no applicable exemption certificate, MergeCo may deduct resident withholding tax, which should also be available as a credit against income tax.

The majority of tax implications are for local shareholders who hold shares on revenue account and foreign shareholders. The potential tax liability for these shareholders is normal in corporate restructuring and by and large the investors are sufficiently sophisticated to understand the risks, in advance, and able to take steps to anticipate the tax liability. There is however the possibility that some of the proceeds could be treated as a dividend. The potential tax liability to MergeCo if the IRD were successful could be material in relation to MergeCo's financial performance and financial position. INL received a robust opinion from Lindsay McKay QC which concludes that the risks are very small albeit not non-existent. Nevertheless the potential tax cost to MergeCo is a significant sum of which if crystallised, INL shareholders would share approximately 78%

of the cost. The impact on the share price of MergeCo of a substantial tax payment would be negative.

The full tax implications of the Scheme for New Zealand and Australian resident shareholders is outlined in detail in the Information Memorandum.

5.2.4 Alternatives

There have been a range of alternative merger and takeover structures considered by the Boards of both INL and Sky to achieve the desired outcome of simplifying the ownership structures of two listed companies with a significant commonality of shareholding. These included a further takeover offer for Sky by INL which had already been tried, and a takeover offer of INL by Sky which would not have been permissible. The directors of both companies have indicated that they believe the Scheme is the most attractive proposal currently available to shareholders.

If the Scheme does not proceed INL and Sky will remain listed on the NZX. The price at which INL shares are currently trading on the NZX may be influenced by market expectations of the Scheme being completed. Some transaction costs associated with progressing the Scheme will be incurred irrespective of whether or not the Scheme proceeds. These are estimated at approximately $2.7 million and will reduce INL's cash balances accordingly.

5.3 Summary

In Grant Samuel's opinion, the Scheme is fair and reasonable to INL shareholders. The financial terms of the Scheme are equitable. The merger terms are designed to ensure that no shareholders' interest in the Sky business is diluted. To the extent the market is not genuinely informed market in relation to the Sky business does not matter as the merger terms do not involve any subjective view of relevant market value.

There are benefits from the Scheme which accrue to shareholders:

- the Scheme should eliminate the "look through" holding company discount that historically has been observed in the INL share price;
- the Scheme should result in improved liquidity;
- MergeCo should have an improved ability to raise debt and equity in future (recognising that MergeCo will have total debt of $650 million if the scheme is implemented); and
- MergeCo will have a theoretically more efficient capital structure than either INL or Sky separately through the assumption of the new debt.

There are also a range of neutral implications;

- News has control of both INL and Sky and will also control MergeCo if the Scheme is implemented;
- there are limited merger synergies, primarily due to cost savings from reducing from two to one listed company; and
- importantly, the Scheme does not preclude a subsequent takeover offer for MergeCo by News or any other company.

In summary, having regard to the expected merger benefits, INL shareholders are, in Grant Samuel's opinion, likely to be better off if the Scheme is implemented than if it is not. Accordingly, in Grant Samuel's opinion, the Scheme is fair and reasonable to INL shareholders.

5.4 The Voting Decision

The voting decision is a matter for individual shareholders based on their own views as to the financial implications and future market conditions, risk profile, liquidity preference, portfolio strategy, tax position and other factors. In particular, taxation consequences will vary widely across shareholders. Shareholders will need to consider these consequences and, if appropriate, consult their own professional adviser.

Dissent Rights

If the Scheme is approved by INL and Sky shareholders, application will be made to the Court for Final Court Orders to make the Scheme binding on INL, Sky, MergeCo and their respective shareholders. If approved by the Court, the Scheme will then be implemented on the Effective Date. Any INL (or Sky) shareholder who does not support the Scheme can vote the INL (or Sky) shares against the resolutions relating to the Scheme at the special meeting. Shareholders also have the right to appear and be heard at a Court Hearing for Final Court Orders. There are no dissent or minority buy out rights for shareholders who do not support the Scheme. If the Scheme is approved shareholders will be able to sell their shares, if they so wish, on the market until 27 June 2005 - the date INL will be delisted from the NZX. Shortly after this date INL shareholders will receive MergeCo shares and a cash payment and the MergeCo shares can then be sold on the market.

6 *Qualifications, Declarations and Consents*

6.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally), property advisory services and manages private equity and property development funds. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and advisers reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since its inception in 1988, Grant Samuel and its related companies have prepared more than 300 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, CA, Simon Cotter, BCom, MAppFin, ASIA, and Rachael Butler, BSc. Each has a significant number of years experience in relevant corporate advisory matters.

6.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Scheme is fair and reasonable. Grant Samuel expressly disclaims any liability to any INL shareholder that relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Notice of Meeting issued by INL and has not verified or approved any of the contents of the Notice of Meeting. Grant Samuel does not accept any responsibility for the contents of the Notice of Meeting (except for this report).

6.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with INL or Sky that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Scheme. Grant Samuel had no part in the formulation of the Scheme. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Scheme. Grant Samuel will receive no other benefit for the preparation of this report.

6.4 Information

Grant Samuel has obtained all information, which it believes is desirable for the purposes of preparing this report, including all relevant information which is or should have been known to any director of INL and made available to the directors. Grant Samuel confirms that in its opinion the information to be provided by INL and contained within this report is sufficient to enable INL shareholders to understand all relevant factors and make an informed decision, in respect of the Scheme.

6.5 Declarations

INL has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of the proportion of any liability found by a Court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. INL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by INL are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to the independent directors and executive management of INL. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

6.6 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included with the information memorandum to be sent to INL shareholders. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

GRANT SAMUEL & ASSOCIATES LIMITED
10 May 2005

Grant Samuel + Associates



LETTER FROM
THE CHAIRMAN OF SKY





12 May 2005

Dear shareholder

Scheme of arrangement involving Sky Network Television Limited and Independent Newspapers Limited

On 9 May 2005, the directors of Sky Network Television Limited (**Sky**) and Independent Newspapers Limited (**INL**) announced they had approved a merger by way of a scheme of arrangement (the **Scheme**). The details of the Scheme can now be presented to shareholders for their consideration and approval.

The enclosed documentation sets out information relating to the Scheme and the Special Meeting to be held to approve the Scheme. Also enclosed is an independent report from Ferrier Hodgson & Co regarding their evaluation of whether the Scheme is fair and reasonable to Sky minority shareholders.

The Scheme

Under the Scheme, Merger Company 2005 Limited (**MergeCo**) (a company established specifically for the purpose of implementing the Scheme) will acquire all of the shares in INL and all of the shares in Sky (other than INL's shareholding in Sky which will be cancelled under the Scheme). INL and Sky will then be amalgamated into MergeCo, which will be renamed Sky Network Television Limited, to create a single listed company for the Sky business.

Your directors consider that the Scheme treats all shareholders fairly and is in the best interests of Sky and its shareholders.

If the Scheme is approved by Sky and INL shareholders and then by the High Court, Sky minority shareholders will receive one ordinary share in MergeCo and $1.28 for each Sky share held at the Effective Date. The Scheme ensures that no shareholder's interest in the Sky business is diluted.

Further details regarding the Scheme are set out in the accompanying Information Memorandum.

Approvals required

A Special Meeting will be held on 13 June 2005 at which shareholders will be asked to approve the Scheme. Details regarding this Special Meeting are set out in the accompanying Summary and Notice of Meeting.

Sky's directors have approved the Scheme and recommend that shareholders carefully read the accompanying information and vote on the resolution regarding the Scheme at the Special Meeting.

Yours sincerely

Peter Macourt
Chairman
Sky Network Television Limited



SUMMARY AND NOTICE OF MEETING

relating to a scheme of arrangement involving

INDEPENDENT NEWSPAPERS LIMITED and **SKY NETWORK TELEVISION LIMITED**

A special meeting of the shareholders of Sky Network Television Limited to consider this Scheme of Arrangement will be held at the Langham Hotel, 83 Symonds Street, Auckland, on 13 June 2005, commencing at 12.00 midday.

12 May 2005


SKY





THIS DOCUMENT INCLUDES:

- a summary of the proposed Scheme
- a timetable of important dates
- the notice of special meeting including the voting resolution that will be put to shareholders

This is an important document and requires your immediate attention. You should read all of it and the accompanying Information Memorandum dated 12 May 2005 and other documentation before deciding whether or not to vote in favour of the resolution required to implement the Scheme.

Defined terms used in this Summary and Notice of Meeting have the meaning given to them in the Information Memorandum.

1. WHY HAVE I BEEN SENT THIS INFORMATION PACK?

This pack has been sent to you because you are a shareholder of Sky Network Television Limited (**Sky**). Your directors have decided that Independent Newspapers Limited (**INL**) and Sky should be merged into one company. The scheme of arrangement (the **Scheme**) to merge the companies is to be put to Sky shareholders for approval at a special meeting on 13 June 2005 (the **Special Meeting**). The Scheme will also be put to INL shareholders for approval at a meeting on the same day.

As a shareholder you are encouraged to read all of the materials in this pack and to vote at the Special Meeting by attending in person or by sending your Voting/Proxy Form to Sky's Share Registry.

As a shareholder you are being asked to vote on the Scheme to merge INL and Sky

2. WHAT IS IN THE INFORMATION PACK?

All Sky shareholders are receiving:

- a **Voting/Proxy Form** for the Special Meeting
- a letter from your Chairman
- this **Summary and Notice of Meeting**
- an **Information Memorandum** containing a detailed description of the Scheme
- a letter from your Independent Directors
- an **Independent Adviser's Report** from Ferrier Hodgson & Co

3. WHAT IS THE SCHEME?

The Scheme relates to the merger of two listed companies: INL (which holds 78.4% of Sky, has significant cash reserves and has no other business) and Sky (which conducts the Sky pay television broadcasting service).

Under the Scheme, Merger Company 2005 Limited (**MergeCo**) will acquire all of the Shares in INL and all of the shares in Sky other than those held by INL (the **Sky Minority Shares**). INL and Sky will then be amalgamated into MergeCo under the Scheme to create a single listed entity for the Sky business.

4. WHAT IS MERGECO?

MergeCo is a new company that has been established specifically for the purpose of implementing the Scheme. Currently, it has no business. Under the Scheme, MergeCo will be renamed "Sky Network Television Limited" which will then conduct Sky's existing and ongoing business.

5. WHAT IS BEING OFFERED TO SHAREHOLDERS?

The Scheme has been designed to treat all shareholders fairly and provide them with fair value for their INL or Sky shares.

Under the Scheme, all INL shareholders and Sky Minority Shareholders receive a mix of shares in MergeCo and cash consideration. The number of MergeCo shares received by shareholders will ensure that they retain their existing direct or indirect interest in the Sky business without dilution.

6. WHAT IS BEING OFFERED TO SKY SHAREHOLDERS?

For each Sky share held at the Effective Date, Sky Minority Shareholders will receive:

- one ordinary share in MergeCo; and
- $1.28 cash.

For example, a Sky Minority Shareholder holding 1,500 Sky shares at the Effective Date will receive 1,500 MergeCo shares and $1,920 cash as consideration for their Sky shares.

IMPORTANT

If you are in doubt as to any aspect of the Scheme, you should consult a person authorised to undertake trading activities by NZX or a financial or legal adviser.

If you have sold all your shares in INL or Sky you should immediately hand this Summary and Notice of Meeting and the accompanying documentation to the purchaser, or to the person authorised to undertake trading activities by NZX or ASX or other agent through whom the sale was made, to be passed on to the purchaser.





7. WHAT IS BEING OFFERED TO INL SHAREHOLDERS?

For each INL share held at the Effective Date, INL shareholders will receive:

- 0.8360 of an ordinary share in MergeCo; and
- $1.78 cash.[1]

For example, an INL shareholder holding 1,500 INL shares at the Effective Date will receive 1,254 MergeCo shares and $2,670 cash for their INL shares.

8. WHY ARE THE OFFERS TO INL AND SKY SHAREHOLDERS DIFFERENT?

The Scheme ensures that no shareholder's interest in the Sky business is diluted. To achieve this, Sky Minority Shareholders will receive one MergeCo share for each Sky share they own. This maintains their direct interest in the Sky business.

INL shareholders will receive 0.8360 of a share in MergeCo for every INL share they own. This maintains their current indirect interest in the Sky business based on INL's 78.4% ownership of Sky.

Sky Minority Shareholders also receive a cash payment calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo and funded by MergeCo's bank debt.

INL shareholders also receive a cash payment calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo and funded by MergeCo's bank debt, together with an amount reflecting the value to MergeCo of INL's estimated net cash of $260 million at the Effective Date. The shares in Sky currently held by INL are to be cancelled under the Scheme for no consideration.

9. WHEN WILL I RECEIVE MY NEW SHARES AND CASH?

If the Scheme proceeds, share statements and cheques (or automatic payments) of the cash consideration are expected to be sent to shareholders on 1 July 2005.

10. WHY IS THE SCHEME BEING RECOMMENDED?

The directors of INL and Sky believe the Scheme has significant benefits for shareholders. The benefits include:

- Sky Minority Shareholders retain their interest in the Sky business and receive a cash payment.
- INL shareholders convert their indirect interest to a direct interest in the Sky business and receive a cash payment.
- The Scheme will result in a single, listed company for the Sky business.
- The Scheme will allow the value of Sky's intangible assets to be reflected on MergeCo's balance sheet and in the value of its shareholders' funds.
- The Sky business will have a more efficient capital structure as a result of the Scheme.
- MergeCo will seek a listing on the NZSX and ASX. MergeCo is expected to have a greater proportion of free float shares than Sky or INL. This should mean that MergeCo shares are more liquid than Sky shares or INL shares and enhance institutional investor interest in the Sky business. The increased free float should mean MergeCo will be included in the NZSX10 index in place of INL. The benefit of this is that some passive investment funds automatically allocate parts of their portfolio to NZSX10 companies.

The directors of INL and Sky consider the benefits outweigh the various risks associated with the Scheme and recommend that INL and Sky shareholders vote to approve the Scheme.

The Independent Directors of Sky consider the Scheme is fair and reasonable to Sky Minority Shareholders.

The Independent Directors of Sky recommend the Scheme

1. In the event of any Fairfax Claim, a portion of the cash consideration payable to INL shareholders may be deferred or reduced as described in section 2.2 of the Information Memorandum under the heading "INL retention".





11. WHAT FACTORS SHOULD I CONSIDER?

The factors that you should consider in deciding whether to vote for or against the Scheme include:

- the consideration that you will receive under the Scheme;
- the benefits that the directors of INL and Sky consider will be achieved under the Scheme;
- the implications of the Scheme for your personal tax position;
- the proposed MergeCo governance structure;
- the proposed MergeCo capital structure;
- the risks associated with the Scheme; and
- the business and financial risks of MergeCo.

Shareholders should refer to the Independent Adviser's Report which accompanies this Summary and Notice of Meeting.

Shareholders should carefully consider the benefits and risks, together with the other information contained in the Information Memorandum.

You are encouraged to consider all of the factors for and against the Scheme

12. WHAT RISKS ARE THERE?

Certain risks arise out of the implementation of the Scheme.

There is a risk that expected benefits of the Scheme are not realised.

MergeCo will have a significantly increased amount of debt compared with Sky's current level of debt. The MergeCo board believes this level of debt is appropriate.

In the event of any Fairfax Claim, the cash consideration payable to INL shareholders may be partially deferred or reduced. The board of INL is unaware of any actual or pending claim.

A risk associated with the Scheme for Sky Minority Shareholders is the assumption by MergeCo of residual liabilities of INL. The Sky Independent Directors consider that adequate provision has been made in the Scheme to cover these liabilities.

There is also a risk of a recharacterisation of the Scheme by Inland Revenue resulting in a material taxation liability that would be incurred by MergeCo and INL and Sky shareholders. The directors of MergeCo, INL and Sky have received specialist tax advice and opinions from senior legal counsel that implementing the Scheme is most unlikely to result in such material taxation liabilities being incurred.

Shareholders should also consider the general and business risks of MergeCo. The principal business risks faced by MergeCo after implementation of the Scheme will be those already faced by Sky's business.

The directors of INL and Sky consider that the benefits of the Scheme outweigh the risks.

Shareholders should consider the risks

13. WHAT DO THE INDEPENDENT ADVISER'S REPORTS SAY?

Both the INL and Sky boards commissioned independent advice on whether the Scheme is fair and reasonable for all shareholders.

The Independent Adviser's Report from Ferrier Hodgson & Co (included in the package Sky shareholders have been sent) concludes that the Scheme is fair and reasonable to the Sky Minority Shareholders.

Ferrier Hodgson & Co concludes that the Scheme is fair and reasonable





14. WHAT DO I NEED TO DO?

As a shareholder, you should read these documents carefully and make a decision on whether the Scheme should proceed and vote accordingly.

You can vote

15. DO I HAVE TO VOTE?

You do not have to vote, but have a right to do so. Your board of directors encourages you to read all of the documents carefully, to make a decision and to vote, either by proxy or by attending the Special Meeting.

The Sky Special Meeting is at the Langham Hotel, 83 Symonds Street, Auckland at 12.00 pm on 13 June 2005.

You are encouraged to read all of the documents carefully and vote at the Special Meeting

16. HOW DO I VOTE?

If you are on the Sky share register at 12.00 pm on 11 June 2005 you will be entitled to vote at the Special Meeting. Included in the package you have been sent with this Summary and Notice of Meeting is a Voting/Proxy Form that you can use to vote on the Scheme either by:

- attending the Special Meeting on 13 June 2005; or
- appointing someone to vote for you at the Special Meeting.

If you are not attending the meeting your Voting/Proxy Form must be returned by 12.00 pm on 11 June 2005 at the latest if your vote is to be counted.

17. WHAT DO I HAVE TO DECIDE?

You will be asked to decide whether the Scheme should proceed. This decision will be voted on at the INL and Sky Special Meetings where shareholders will vote on the resolution outlined in this Summary and Notice of Meeting.

Should the Scheme proceed?

18. WHAT VOTE DO I HAVE AS A SKY SHAREHOLDER?

The approvals required by you in order for the Scheme to proceed are set out in the Notice of Meeting section of this document. Approval of the Scheme is also required by INL shareholders. This is set out in section 2.3 of the Information Memorandum.

19. WHO ARE THE MAJOR SHAREHOLDERS?

The major shareholders in Sky as at 9 May 2005 were - INL (78.4%) and Commonwealth Bank of Australia and subsidiaries (9.7%).

The major shareholders in INL as at 9 May 2005 were - Nationwide News Pty Limited (**News**) (43.7%), Todd Communications Limited (**Todd**) (14.2%) and Telecom Corporation of New Zealand Limited (**Telecom**) (12.0%).

On 29 April 2005, INL announced that it had been advised of the Telecom and News Share Transaction – Telecom's conditional sale of its approximate 12% shareholding in INL to News. The transaction between Telecom and News is conditional upon, among other things, INL's disinterested shareholders approving the increase in News' interest in INL and each of the Court and INL and Sky shareholders approving the Scheme.

If the Telecom and News Share Transaction proceeds, following the implementation of the Scheme, the major shareholdings in MergeCo are expected to be:

- News 43.6%;
- Todd 11.1%; and
- Commonwealth Bank of Australia and subsidiaries 9.7%.

None of the persons or the directors of the persons above guarantee or undertake any liability in respect of the MergeCo shares being offered as partial consideration under the Scheme.





20. HOW WILL MERGECO'S BUSINESS DIFFER FROM SKY'S CURRENT BUSINESS?

Under the Scheme, MergeCo will be renamed "Sky Network Television Limited" and will carry on the existing and ongoing business of Sky. The initial directors of MergeCo will be Sky's current directors. The business of Sky and its senior management team will not change as a result of the Scheme.

However, there are important differences for you to consider. For example, MergeCo will have a different capital structure and balance sheet than Sky currently has. These changes are explained in the Information Memorandum.

MergeCo's board and business will be substantially the same as Sky's

21. WHERE WILL MERGECO'S SHARES BE LISTED?

Application has been made to list MergeCo in New Zealand on the NZSX and in Australia on the ASX.

22. WHAT IS THE SCHEME PROCESS?

The Scheme will be completed by way of a court-approved scheme of arrangement under Part XV of the Companies Act.

If shareholders of INL and Sky approve the Scheme, the Court will then consider the Scheme and decide whether to also approve it, in which case the Scheme will be binding on INL, Sky, MergeCo and all their shareholders.

23. WHAT IF THE SCHEME DOES NOT PROCEED?

If the Scheme is not approved by INL or Sky shareholders or Final Court Orders are not granted, then the Scheme will not be implemented. In such event, Sky would continue to operate its business, and INL would continue its existing activities.

24. WHAT CAN STOP THE SCHEME?

Sky and INL shareholders can vote against the resolutions in respect of the Scheme at the Special Meetings.

Shareholders also have the right to appear and be heard at the hearing for the Final Court Orders at the Court. The Court makes the final decision of whether or not to implement the Scheme and can decide not to grant the Final Court Orders.

Creditors of INL, Sky or MergeCo or a Sky noteholder or any other relevant Sky equity security holders or any other person claiming to have an interest in the Scheme may be granted leave by the Court to appear and be heard at the hearing for the Final Court Orders.

There are no other dissent or buy-out rights for INL or Sky shareholders who do not support the Scheme. Shareholders remain free to sell their INL or Sky shares at any time up to and including 27 June 2005 on the NZSX and, in the case of Sky shareholders, on the ASX.





IMPORTANT DATES



19 May 2005	Scheme documentation sent to shareholders
	Documentation sent to Sky Noteholders
7 June 2005, 10.00 am	Sky Noteholder meeting
9 June 2005, 10.00 am	INL special meeting (to consider the Telecom and News Share Transaction)
11 June 2005, 10.00 am	Proxies due for INL Special Meeting and record date for eligibility to vote at INL Special Meeting
11 June 2005, 12.00 pm	Proxies due for Sky Special Meeting and record date for eligibility to vote at Sky Special Meeting
13 June 2005, 10.00 am	INL Special Meeting
13 June 2005, 12.00 pm	Sky Special Meeting
22 June 2005	Sky Noteholder meeting adjournment date (if required)
23 June 2005	Last day for notices of opposition or notices of appearance to Court
27 June 2005	Court considers whether to approve the Scheme and grant the Final Court Orders
27 June 2005	Last date for trading of INL shares and Sky shares on NZSX
	Last date for trading of Sky shares on ASX
28 June 2005	MergeCo shares quoted and commence trading on NZSX (conditional and delayed delivery basis)
1 July 2005	Effective Date for implementation of the Scheme
	MergeCo share statements and cash consideration sent to shareholders
4 July 2005	MergeCo shares commence unconditional trading on NZSX and ASX. Settlement on NZX and ASX on normal T + 3 basis

All times are given in New Zealand Standard Time.

From 27 June 2005, these dates are indicative only and may change and are subject to Court approval of the Scheme.



NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special meeting (the **Special Meeting**) of the shareholders of Sky Network Television Limited (the **Company** or **Sky**) will be held at the Langham Hotel, 83 Symonds Street, Auckland, on 13 June 2005 at 12.00 pm.

BUSINESS

Pursuant to Initial Court Orders dated 14 April 2005 of the High Court of New Zealand, the business of the Special Meeting is to consider and, if thought fit, to pass the following resolution:

> *"That the scheme of arrangement relating to Independent Newspapers Limited, Sky Network Television Limited and Merger Company 2005 Limited described in the Arrangement Plan contained in the Information Memorandum accompanying the Summary and Notice of Meeting be approved."*

This resolution is to be voted on by shareholders. The required approvals are set out in Explanatory Note 3.

By order of the Board

Jason Hollingworth
Chief Financial Officer and Company Secretary

12 May 2005

This document, together with the accompanying Information Memorandum (which forms part of this Summary and Notice of Meeting) and the other materials you have received in this package, will assist you to decide whether to vote in favour of the resolution relating to the Scheme.



EXPLANATORY NOTE 1: PROCEDURE

The Special Meeting referred to in this Summary and Notice of Meeting has been convened by an order of the High Court of New Zealand made at Wellington on 14 April 2005.

The Scheme referred to in this Summary and Notice of Meeting is to be effected pursuant to the Arrangement Plan which is reproduced as Annexure B to the Information Memorandum accompanying this Summary and Notice of Meeting. An explanation of the Scheme can also be found at section 2 of the Information Memorandum.

This Summary and Notice of Meeting has been approved by New Zealand Exchange Limited (**NZX**) in accordance with NZSX Listing Rule 6.1.1.

The resolution will take effect only if it is approved by the required votes (see Explanatory Note 3, below) and if the resolution approving the Scheme is also passed by the required vote of INL shareholders.

EXPLANATORY NOTE 2: VOTING

The only persons entitled to vote at the Special Meeting are persons who are registered shareholders of the Company as at 12.00 pm on 11 June 2005 and only the shares registered in those shareholders' names at that time may be voted at the Special Meeting.

Any shareholder who is entitled to attend and vote at the Special Meeting may appoint a proxy to attend and vote in his/her/its place. A shareholder wishing to appoint a proxy or corporate representative should complete the Voting/Proxy Form which accompanies this Summary and Notice of Meeting and send it to the registered office of the Company, or the office of the share registry. The completed Voting/Proxy Form must be received no later than 12.00 pm on 11 June 2005. A proxy does not have to be a shareholder in the Company. A shareholder may appoint the Chairman of the Special Meeting, or another person, to act as his/ her/its proxy.

EXPLANATORY NOTE 3: REQUIRED APPROVALS

The resolution requires the following approvals:

(a) a special resolution of the votes of those shareholders entitled to vote and voting on the resolution; and

(b) an ordinary resolution of the votes of those shareholders held by shareholders of Sky, other than INL and its associates, entitled to vote and voting on the resolution.

These resolutions are required by an order of the High Court of New Zealand made at Wellington on 14 April 2005 (the **Initial Court Orders**). The Initial Court Orders are reproduced as Annexure A to the Information Memorandum.

EXPLANATORY NOTE 4: EFFECT OF RESOLUTIONS

If INL and Sky shareholders approve the resolutions, the Company will join with INL and MergeCo to apply to the Court for Final Court Orders sanctioning the Scheme. If the Final Court Orders are granted, the Scheme will be binding on all shareholders and the Company. If the shareholders of INL and Sky do not pass the resolutions, the Scheme will not proceed and the Company will discontinue its application to the Court for the Final Court Orders.

EXPLANATORY NOTE 5: RIGHT TO BE HEARD ON THE HIGH COURT APPLICATION FOR FINAL COURT ORDERS

Subject to shareholder approval and unless the directors of the Company determine to abandon the Scheme, the application for Final Court Orders is expected to be considered by the Court on 27 June 2005.

Any shareholder of the Company who wishes to appear and be heard on the application for Final Court Orders must file a notice of appearance or a notice of opposition (both containing an address for service) and any affidavits and a memorandum of submissions on which such shareholder intends to rely by 5.00 pm (New Zealand time) on 23 June 2005 and serve a copy on the Company at its address for service. The Company will serve upon that shareholder at their address for service a copy of the affidavits in support of the application for final court orders by 5.00 pm on 24 June 2005. If the application is opposed, it will either proceed for hearing on 27 June 2005 or the hearing may be adjourned to a date to be fixed by the Court for hearing.

Providing no notices of opposition are filed, the Company expects the Final Court Orders from the Court to be obtained on 27 June 2005 with the Scheme completed and share statements and payment made to shareholders on 1 July 2005.





Sky Network Television Limited
Special Meeting of Shareholders

Monday, 13 June 2005 commencing 12.00 midday at the Langham Hotel, 83 Symonds Street, Auckland

ADMISSION CARD

If you propose **TO ATTEND** the Special Meeting please bring this Admission Card and the Proxy/Voting Form intact. If you do **NOT** propose to **ATTEND** the Special Meeting but wish to be represented by proxy please complete the Proxy/Voting Form below, detach this Admission Card and fold the Proxy/Voting Form as indicated, seal and mail. The Proxy/Voting Form is pre-addressed and requires no postage stamp if posted in New Zealand.

Shareholder Number:

TEAR

PROXY FORM (For use if you do not propose to attend the Special Meeting)

Holder No.: No. of voting securities:

I/WE ____

being a shareholder/shareholders of Sky Network Television Limited, hereby appoint:

Name: ______________________ of ______________________

Or, failing him/her______________________ of ______________________

as my/our proxy/corporate representative to exercise my/our vote at the Special Meeting of Shareholders of the above named Company to be held on Monday 13 June 2005 and at any adjournment or postponement of that meeting.
If you wish, you may appoint as your proxy "the Chairperson of the Special Meeting". Unless otherwise directed by the shareholder completing the voting section of this form, the proxy may vote or abstain from voting as he/she thinks fit. Should you wish to direct the proxy how to vote, please indicate with a (✓) in the appropriate box below.

VOTING INSTRUCTIONS/VOTING FORM
This part of the form can be used either as voting instructions for a proxy or as a voting paper at the Special Meeting (if a poll is called). This form is to be used to vote as follows on the resolution below.
(Please note that if the shares are held jointly, the voting directions given in this section are given on behalf of each joint holder).

FOLD

Holder No. No. of voting securities

RESOLUTION TO APPROVE THE SCHEME OF ARRANGEMENT

To be voted on by all shareholders as a special resolution

"That the scheme of arrangement relating to Independent Newspapers Limited, Sky Network Television Limited and Merger Company 2005 Limited described in the Arrangement Plan contained in the Information Memorandum accompanying the Summary and Notice of Meeting be approved."

Tick (✓) the appropriate box

For	Against
☐	☐

To be voted on by all shareholders (excluding Independent Newspapers Limited and its "associated persons") as an ordinary resolution

"That the scheme of arrangement relating to Independent Newspapers Limited, Sky Network Television Limited and Merger Company 2005 Limited described in the Arrangement Plan contained in the Information Memorandum accompanying the Summary and Notice of Meeting be approved."

Tick (✓) the appropriate box

For	Against
☐	☐

Signed this ____________________day of ______________________________ 2005

Signature(s) of shareholder(s) ____________________ ____________________

NOTES ON COMPLETING THIS FORM

IF YOU DO NOT WISH TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS

1. You may appoint "the Chairperson of the Special Meeting" or any other person as your proxy/corporate representative by completing the "Proxy Form" section of this form. You may also direct your proxy/corporate representative as to how to vote on the resolution set out in the Summary and Notice of Meeting by also indicating your voting preference in the boxes provided in the voting section of this form. It is not necessary to provide such direction.
2. This form must be signed by the shareholder or his/her attorney in writing or, if the shareholder is a corporation, by an officer or attorney duly authorised. Joint holders must all sign this form.
3. This form and the power of attorney or other authority, if any, under which it is signed, or a copy of that power of attorney, must be deposited at the registered office of the Company or the office of the share registry no later than 12.00pm on 11 June 2005 (New Zealand time), which is not less than 48 hours before the time appointed for the Special Meeting. If you wish to deposit your proxy by fax, please send it to the office of the share registry on +64 9 488 8787.
4. If the address to which this form was mailed was incorrect, or if the address has changed, please advise the share registry.

IF YOU WISH TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS

1. Bring the Voting/Proxy Form and the Admission Card with you to the Special Meeting.
2. Hand the Admission Card to the Company's share registrar at the entrance to the Special Meeting venue.
3. Take the Voting/Proxy Form with you into the Special Meeting. You will need to record your votes on the form, sign it under the section entitled "Resolution to Approve the Scheme of Arrangement" and hand it in when requested.

IMPORTANT INSTRUCTIONS

1. To assist shareholders wishing to exercise their voting rights at the Special Meeting, whether by proxy or in person, the Voting/Proxy Form and Admission Card has been personalised with individual shareholders details.
2. This Voting/Proxy Form shows the number of ordinary shares you held in the Company at 5.00pm on 17 May 2005.
3. If your holdings alter between 5.00pm on 17 May 2005 and 12.00pm on 11 June 2005, your holdings at that later date will apply for voting entitlements.
4. This procedure applies to voting by proxy and to voting in person on a poll at the Special Meeting.
5. If you have any questions regarding the Special Meeting, please call our shareholder information lines: New Zealand 09 488 8700, International +64 9 488 8700.

TEAR

FreePost Authority Number 2888


Free

The Share Registrar
Sky Network Television Limited
C/- Computershare Investor Services Limited
Private Bag 92119
Auckland 1020
New Zealand

FOLD

MAILING INSTRUCTIONS

1. If mailing this Voting/Proxy Form from within New Zealand, use this Voting/Proxy Form as a reply paid envelope by following the directions below:
   - i. tear off the Admission Card;
   - ii. fold along the line indicated; and
   - iii. seal securely with tape.
2. If mailing this Voting/Proxy Form from outside New Zealand, place this Voting/Proxy Form in an envelope and affix the necessary postage from the country of mailing.

   Address to:
   The Share Registrar
   Sky Network Television Limited
   C/- Computershare Investor Services Limited
   Private Bag 92119
   Auckland 1020
   New Zealand



LETTER FROM THE INDEPENDENT DIRECTORS OF SKY





12 May 2005

Dear shareholder

In our role as Sky's independent directors we appointed independent adviser Ferrier Hodgson & Co to review the Scheme.

Ferrier Hodgson & Co has concluded that the Scheme is fair and reasonable to Sky shareholders (other than INL). A copy of Ferrier Hodgson's report is included in the materials you have been sent.

We have used that analysis to assist us to form our view on the merits of the Scheme and whether it is fair and reasonable to Sky minority shareholders. In considering this report and other professional advice received we have formed the view that the Scheme is fair and reasonable and in the best interests of Sky minority shareholders.

The reasons for our recommendation include:

- The Scheme treats all shareholders fairly and provides them with fair value for their shares. The Scheme ensures that no shareholder's interest in the Sky business is diluted.
- Sky shareholders (other than INL) will retain their interest in the Sky business and receive a cash payment calculated on the basis of their proportionate share of approximately $500 million to be paid by MergeCo and funded by MergeCo's bank debt.
- The Scheme benefits all shareholders by providing for a more efficient capital structure for the Sky business.
- The Scheme will allow the value of Sky's intangible assets, such as its brand, to be reflected on MergeCo's balance sheet and in the value of its shareholders' funds.
- MergeCo will have a higher proportion of free float shares than Sky. This should mean MergeCo shares are more liquid than Sky shares and enhance institutional investor interest in the Sky business.
- MergeCo is likely to be included in the NZSX10 in place of INL.

The principal risks associated with the Scheme for Sky minority shareholders are the assumption by MergeCo of residual liabilities in INL. However, we consider that adequate provision has been made under the Scheme to cover the residual liabilities in INL. There is also a risk of a recharacterisation of the Scheme by Inland Revenue resulting in a material taxation liability that would be incurred by MergeCo and INL and Sky shareholders. The directors of MergeCo, INL and Sky have received specialist tax advice and opinions from senior legal counsel that implementing the Scheme is most unlikely to result in such taxation liabilities being incurred.

In our view the benefits of the Scheme to all shareholders outweigh the risks. Accordingly, we recommend to shareholders that you vote in favour of the Scheme.

Shareholders should consider all of the information provided on the Scheme. We encourage shareholders to form their own view regarding the Scheme and to vote at the Special Meeting on 13 June 2005.

Yours sincerely

Barrie Downey & John Hart
Independent Directors
Sky Network Television Limited



FERRIER HODGSON

CHARTERED ACCOUNTANTS

SKY NETWORK TELEVISION LIMITED

INDEPENDENT ADVISER'S REPORT

9 May 2005

INDEPENDENT NEW ZEALAND PRACTICE INTERNATIONALLY AFFILIATED WITH THE FERRIER HODGSON GROUP
LEVEL 16 TOWER CENTRE, 45 QUEEN STREET, P.O. BOX 982, AUCKLAND 1, NEW ZEALAND
TELEPHONE: +64 9 307 7865 FACSIMILE: +64 09 377 7794

CONTENTS

APPENDICES

GLOSSARY

$	New Zealand Dollars
$A	Australian Dollars
AFRs	Australian Financial Reporting Standard
ASX	Australian Stock Exchange
CanWest	CanWest MediaWorks (NZ) Limited
CBA	Commonwealth Bank of Australia and subsidiaries
Court / High Court	High Court Wellington
DBS	Digital Direct Satellite Broadcast
Fairfax	Fairfax New Zealand Limited
Ferrier Hodgson	Ferrier Hodgson & Co
FFMC	Free Floating Market Capitalisation
FTA	Free-to-air
GACo	Purchaser of Geelong Advertiser (a subsidiary of News)
IM	Information Memorandum
INL	Independent Newspapers Limited
IPO	Initial Public Offering
Market Cap.	Market Capitalisation
MergeCo	Merger Company 2005 Limited
News	News Limited
NZSX	New Zealand Stock Exchange
NZX	New Zealand Exchange Limited
PPV	Pay-per-view
RMA	Resource Management Act
Sky	Sky Network Television Limited
Telecom	Telecom Corporation of New Zealand Limited
TVNZ	Television New Zealand Limited
UHF	Ultra High Frequency

1. INTRODUCTION

Sky Network Television Limited ("Sky") and Independent Newspapers Limited ("INL") intend to undertake a High Court-approved scheme of arrangement for the acquisition of all the shares of INL and all of the Sky shares other than those held by INL (the "Sky minority shares") by Merger Company 2005 Limited ("MergeCo") and the amalgamation of Sky, INL and MergeCo, with MergeCo being the surviving entity.

Under the scheme MergeCo will then be renamed Sky Network Television Limited and will operate Sky's existing business.

The independent directors of Sky have appointed Ferrier Hodgson & Co to provide an independent review and opinion assessing the merits of this scheme having regard to the interests of Sky minority shareholders and stating whether the proposed scheme is fair and reasonable to Sky minority shareholders.

Information

The sources of information which we have access to and have relied upon are set out in **Appendix 1** of this report.

Restrictions

This report should be read in conjunction with the statements and declarations set out in **Appendix 2** regarding our independence, qualifications, general disclaimer and indemnity and the restrictions upon the use of this report.

2. SUMMARY & CONCLUSIONS

Sky and INL intend to undertake a court-approved scheme of arrangement whereby a newly formed company MergoCo will acquire all of the shares of INL and all of the Sky minority shares by offering shares in MergeCo plus cash. Sky and INL will immediately upon acquisition be amalgamated into MergeCo. MergeCo will change its name to Sky Network Television Limited and continue to operate the pay television business of Sky.

Sky minority shareholders will receive for each Sky share held:

- 1 ordinary share in MergeCo; and
- $1.28 cash.

INL shareholders will receive for each INL share held:

- 0.8360 ordinary shares in MergeCo; and
- $1.78 cash (subject to any warranty claim arising from the sale of INL's publishing assets to Fairfax).

MergeCo will fund the cash element of the purchase price of the Sky minority shares and the INL shares by a bank debt facility of $500 million and a temporary bank debt facility of up to $260 million. On completion of the proposed scheme MergeCo will repay the temporary bank debt facility of $260 million (being the cash it acquires from INL), retaining approximately $500 million as additional debt.

The proposed scheme has been structured so that the Sky Minority shareholders will not be diluted and their shareholding in MergeCo will be the same as their current shareholding in Sky. This is illustrated in the table below:

Table 2.1: Calculation of MergeCo Shares to be Issued		**MergeCo**	
		Shares	**%**
Sky minority shareholders			
Existing Sky minority shares	84,242,659		
MergeCo shares in consideration	1.00	84,242,659	21.6%
INL Shareholders			
Existing INL Shares	364,698,867		
MergeCo shares in consideration	0.8360	304,897,136	78.4%
Total Shareholding in MergeCo		**389,139,795**	**100.00%**

Sky minority shareholders will receive their entitlement to the approximately of $500m borrowings through the cash payment of $1.28 per share. This is illustrated in the table below:

Table 2.2: Cash to Sky Minority Shareholders	
Proposed Borrowings	$500,000,000
Number of Shares on Issue	389,139,795
Cash Payment per share	**$1.28**

The difference in cash that INL shareholders will receive for their INL shares and the cash that Sky minority shareholders will receive for their Sky shares reflects the value of cash that INL is currently holding. This is described in full in section 6 of this report.

In assessing the risks or potential risks associated with the proposed scheme from the perspective of Sky minority shareholders we have considered:

1. Additional costs and risks as a result of increased debt.
2. Fairfax sale warranties.
3. Geelong Advertiser sale warranties.
4. Other identified liabilities.
5. Taxation risks.
6. New Constitution.
7. Buy-back of capital notes.
8. Sky Options.
9. Costs of this transaction.
10. Other contingent risks.

Each of these risks is discussed in full in section 7 of this report.

In assessing the benefits associated with the proposed scheme, we have considered the following:

1. Cash Payment.
2. Balance Sheet Considerations.
3. Shareholder Composition.
4. Liquidity of Shares.

Each of these benefits is discussed in full in section 8 of this report.

If the proposed scheme does not proceed, Sky minority shareholders will be in the exact same circumstances as they are now, i.e. the status quo will be preserved. There may be some change in the share price if the market has already priced in some value of the scheme proceeding, however the Company itself will not have changed.

In our opinion the proposed Scheme is fair and reasonable to Sky minority shareholders because they will retain their proportionate shareholding in the Sky business, while receiving the following benefits:

1. A payment of $1.28 per share, which may not otherwise be available under the current Sky capital structure at this time.

2. Recognition of Sky's goodwill on the balance sheet leading to a strengthened balance sheet, making it easier for MergeCo to return capital and pay dividends in the future than Sky may otherwise be able to.

3. Potentially greater influence over the direction of the business.

4. Greater liquidity of Sky shares, which may have a positive impact on share price.

5. Potentially a greater level of takeover interest in the Company, either by News seeking to increase its stake or other bidders entering the market.

These benefits outweigh the risks associated with the business assuming additional debt of approximately $500 million, and the contingent liabilities associated with the tax position adopted as a result of the proposal and any unidentified real or contingent liabilities of INL assumed as a result of the amalgamation with INL.

3. SCOPE

This report is not an independent adviser's report for the purposes of the Takeovers Code.

This report has been prepared for the benefit of the independent directors and ultimately the Sky minority shareholders to assist them when they consider voting on the proposed scheme.

Ferrier Hodgson notes that each shareholder's circumstances and investment objectives are unique. Accordingly it is not possible to advise what action each shareholder should take in response to the proposed scheme.

Ferrier Hodgson's advice and opinions are necessarily general in nature and are intended to assist shareholders to form their own opinion as to what action they should take under the circumstances.

This report should not be used for any other purpose without Ferrier Hodgson's written consent.

In assessing the merits of the proposed scheme we have considered the following:

1. The additional cost and risks MergeCo (and effectively Sky minority shareholders) will be exposed to should the proposed scheme proceed.

2. The benefits that will accrue to Sky minority shareholders should the scheme proceed.

3. The assets and liabilities MergeCo will assume from INL as a result of the proposed scheme proceeding.

4. The impact on Sky should the proposed scheme not proceed.

In assessing the merits of the proposed scheme we have not undertaken a valuation of Sky.

4. BACKGROUND

New Zealand Television Market

There are approximately 1.5 million television households in New Zealand, to which two major free-to-air ("FTA") network operators, several smaller UHF operators and Sky broadcast.

The largest television broadcaster is Television New Zealand Limited ("TVNZ") with a combined market share of 56% through its two FTA channels. New Zealand's other major FTA broadcaster is CanWest MediaWorks (NZ) Limited ("CanWest"). Prime TV and a few local UHF broadcasters also operate FTA channels, however they have a much smaller share of viewership in New Zealand.

Sky

Sky was established in 1987 and began broadcasting a three channel UHF service to Auckland in May 1990. Sky has continued to expand its channel offering and coverage through the upgrade and development of the original UHF network and the introduction of digital satellite broadcast (DBS) technology in 1998. Today Sky offers 84 channels on its DBS service, which can reach 100% of New Zealand households. The DBS broadcast is made up of movie, sports, New Zealand's FTA channels, radio, Pay-per-view (PPV) and a range of general interest and entertainment channels.

Sky is New Zealand's only nationwide pay television operator and currently has household penetration of approximately 38% and aggregate audience share of approximately 23%. TelstraClear operates a pay television service in the greater Wellington area and in Christchurch. It distributes Sky content through a fibre optic cable network.

In December 1997 Sky listed on the NZSX by way of initial public offering ("IPO").

The top 20 shareholders of Sky as per the Share Register at 30 April 2005 are shown below:

Table 4.1: Top 20 Shareholding of Sky as at 30 April 2005	No. of Shares	Percentage Holding
Mercer Investments Limited (INL)	257,918,296	66.28%
Independent Newspapers Limited	46,978,830	12.07%
Citibank Nominees (New Zealand) Limited	28,873,832	7.42%
National Nominees New Zealand Limited	8,291,791	2.13%
Citicorp Nominees Pty Limited	5,889,427	1.51%
Westpac Banking Corporation	4,813,816	1.24%
Citicorp Nominees Pty Ltd	3,761,330	0.97%
Premier Nominees Limited	2,265,958	0.58%
The Trustees Executors and Agency Company of New Zealand	2,031,844	0.52%
ANZ Nominees Limited	1,858,163	0.48%
NZ Superannuation Fund Nominees Limited	1,593,936	0.41%
TEA Custodians Ltd No.2 Account	1,512,090	0.39%
Westpac Custodian Nominees Limited	1,256,607	0.32%
Custody and Investment Nominees Limited	1,202,281	0.31%
Asteron Life Limited	1,096,850	0.28%
National Nominees Limited	1,079,093	0.28%
Eltub Nominees Limited	970,000	0.25%
J P Morgan Nominees Australia Limited	732,839	0.19%
Government Superannuation Office	570,744	0.15%
Custodial Services Limited	549,654	0.14%
Total Top 20	**373,247,381**	**95.92%**
Other	15,892,404	4.08%
Total	**389,139,785**	**100.00%**

Almost 96% of Sky's shares are held by the top 20 shareholders.

The substantial security holders of Sky are:

Table 4.2: Substantial Security Holders	%
INL	78.35%
Commonwealth Bank of Australia and subsidiaries ("CBA")	9.68%

The graph below shows Sky's share price movement and volume of trades for the year ending 30 April 2005.


Share Price and Volume of Trades for Sky 1 May 2004 to 30 April 2005
Volume (Thousands)
3000
2500
2000
1500
1000
500
0
Price ($)
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1/05/2004
1/06/2004
1/07/2004
1/08/2004
1/09/2004
1/10/2004
1/11/2004
1/12/2004
1/01/2005
1/02/2005
1/03/2005
1/04/2005
1/05/2005
Date

Below is an analysis of the trading of Sky shares for the past 12 months:

Table 4.3: Volume of Shares Traded in Sky as at 30 April 2005

Period	Share Price (High) ($)	Share Price (Low) ($)	Volume Weighted Average Price ($)	Cumulative Volume	% of Issued Capital (%)	% of Issued Capital excl INL (%)
1 Month	6.90	6.17	6.60	3,267,949	0.84%	3.88%
3 Months	6.95	6.10	6.65	9,162,729	2.35%	10.88%
6 Months	6.95	5.65	6.29	15,704,028	4.04%	18.64%
12 Months	6.95	5.01	5.78	42,577,417	10.94%	50.54%

INL

In September 1997 INL purchased a 48% stake in Sky. The IPO in December 1997 diluted INL's shareholding to 40%. Between 1999 and 2001 INL made additional purchases of Sky shares to increase its shareholding to 66.21%. In October 2003 INL made a bid for all the shares in Sky that it did not own for $3.35 cash plus 3 INL shares for every 10 Sky shares, which lifted its interests to 78.35%.

In April 2003 INL sold most of its publishing assets to Fairfax New Zealand Limited ("Fairfax").

In November 2003 INL completed the sale of the Geelong Advertiser (its only remaining publishing asset) to a subsidiary of News Limited ("News"). This was a related party transaction as News owns 43.66% of INL.

Today INL is effectively an investment vehicle with its only assets being its 78.35% shareholding in Sky and $260 million cash.

The top 20 shareholders of INL as per the Share Register as at 22 April 2005 are shown below:

Table 4.4: Top 20 Shareholding of INL as at 22 April 2005	No. of Shares	Percentage Holding
Nationwide News Pty Limited	159,226,240	43.66%
Todd Communications Limited	51,697,384	14.18%
Telecom Corporation of New Zealand	43,943,320	12.05%
Citibank Nominees (NZ) Limited	17,802,792	4.88%
Westpac Banking Corporation Client Assets	11,686,312	3.20%
National Nominees NZ Limited	10,647,136	2.92%
Accident Compensation Corporation	9,627,586	2.64%
ANZ Nominees Limited	3,449,808	0.95%
Custody and Investment Nominees Limited	2,896,804	0.79%
Asteron Life Limited	1,866,017	0.51%
AMP Investments Strategic Equity	1,627,883	0.45%
AMP Life Limited	1,617,756	0.44%
AMP Superannuation Tracker Fund	1,319,874	0.36%
Premier Nominees Limited	1,061,198	0.29%
Cogent Nominees Limited	1,056,195	0.29%
NZ Superannuation Fund Nominees Limited	1,053,917	0.29%
TEA Custodians Limited	1,053,838	0.29%
NZ Guardian Trust Investment Nominees	1,032,999	0.28%
NZ Guardian Trust Co	950,332	0.26%
Forbar Custodians Limited	947,102	0.26%
Total Top 20	**324,564,493**	**89.00%**
Other	40,134,374	11.00%
Total	**364,698,867**	**100.00%**

INL's current substantial security holders can be summarised as follows:

Table 4.5: INL Substantial Security Holders	%
The News Corporation Limited	43.66%
Todd Communications Limited	14.18%
Telecom Corporations of New Zealand	12.05%

On 29 April 2005, Telecom announced it had entered into a conditional sale of its 12.05% shareholding in INL to News. This transaction is conditional upon, among other things, INL's shareholders who are not associated with News or Telecom approving the increase in News' interest in INL and the Scheme being approved by each of the Court and INL and Sky shareholders. A separate notice of the INL special shareholders' meeting to consider the Telecom and News share transaction will be provided to INL shareholders, with that special shareholders' meeting scheduled to take place on 9 June 2005. If that resolution is not passed by INL shareholders on 9 June, we are uncertain whether the INL and Sky meetings to approve this proposed transaction will still proceed.

The graph below shows INL's share price movement and volume of trades for the year ending 30 April 2005.


Share Price and Volume of Trades for INL 1 May 2004 to 30 April 2005
Volume (Thousands)
3,000
2,500
2,000
1,500
1,000
500
0
Price ($)
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1/05/2004
1/06/2004
1/07/2004
1/08/2004
1/09/2004
1/10/2004
1/11/2004
1/12/2004
1/01/2005
1/02/2005
1/03/2005
1/04/2005
1/05/2005
Date

Below is an analysis of the trading of INL shares for the past 12 months:

Table 4.6: Volume of Shares Traded in INL as at 30 April 2005

Period	Share Price (High) ($)	Share Price (Low) ($)	Volume Weighted Average Price ($)	Cumulative Volume	% of Issued Capital (%)	% of Issued Capital excl News (%)
1 Month	6.40	5.90	6.16	4,049,496	1.11%	1.97%
3 Months	6.50	5.77	6.22	10,004,823	2.74%	4.87%
6 Months	6.50	5.15	5.84	19,640,552	5.39%	9.56%
12 Months	6.50	4.55	5.34	44,100,850	12.09%	21.46%

5. DESCRIPTION OF TRANSACTION

Sky and INL intend to undertake a court-approved scheme of arrangement whereby a newly formed company MergoCo will acquire all of the shares of INL and all of the Sky minority shares by offering shares in MergeCo plus cash. Sky and INL will immediately upon acquisition be amalgamated into MergeCo. MergeCo will change its name to Sky Network Television Limited and continue to operate the pay television business of Sky.

Sky minority shareholders will receive for each Sky share held:

- 1 ordinary share in MergeCo; and
- $1.28 cash.

INL shareholders will receive for each INL share held:

- 0.8360 ordinary shares in MergeCo; and
- $1.78 cash (subject to any warranty claim arising from the sale of INL's publishing assets to Fairfax).

MergeCo will fund the cash element of the purchase price of the Sky minority shares and the INL shares by a bank debt facility of $500 million and a temporary bank debt facility of up to $260 million. On completion of the proposed scheme MergeCo will repay the temporary bank debt facility of $260 million (being the cash it acquires from INL), retaining approximately $500 million as additional debt.

The proposed scheme is to be implemented as a court approved scheme of arrangement pursuant to Part XV of the Companies Act 1993.

Chronologically the proposed scheme is expected to be implemented as follows:

1. 13 June 2005 - Special meeting of shareholders

All Sky shareholders will be asked to vote on a special resolution approving the proposed scheme. For the proposed scheme to be approved, of the shareholders who vote on the proposed scheme, 75% will need to vote in favour of it. As INL hold 78.35% of the shares in Sky, the special resolution can be passed solely by INL.

Sky minority shareholders will be asked to vote on an ordinary resolution approving the proposed scheme at a special meeting of shareholders. INL or parties associated with INL will be prohibited from voting on the ordinary resolution.

Accordingly for Sky minority shareholders to approve the scheme, 50% of those who vote will need to vote in favour of it. CBA holds 9.7% of the total issued capital of Sky, which equates to 44.7% of the Sky minority shares. If CBA votes in favour of the resolution, the resolution is likely to be passed. Conversely, if CBA votes against the resolution, it will be difficult for the resolution to be passed.

If 2.3%, or approximately 10% of those eligible to vote, do not vote then CBA will have absolute control over the outcome of the ordinary resolution.

INL will also hold a special meeting of shareholders for INL shareholders to vote on a special resolution to approve the proposed scheme on the same day.

2. 27 June 2005

If the required shareholder approvals are obtained, Sky, INL, and MergeCo will seek final High Court orders giving effect to the scheme.

3. 1 July 2005 - Effective date for implementation of the scheme

(a) The Sky and INL share registers will be closed.

(b) Sky option will be cancelled and option holders will be paid the cash consideration.

(c) MergeCo will acquire the Sky minority shares and all the shares in INL and will allot the shares in MergeCo given as part consideration for the Sky and INL shares.

(d) INL's shares in Sky will be cancelled.

(e) MergeCo, Sky, and INL will amalgamate with MergeCo continuing as the surviving entity.

(f) MergeCo will change its name to Sky Network Television Limited and will operate the pay television business of Sky.

(g) The cash component of the consideration, together with MergeCo share statements is sent to shareholders.

4. 4 July 2005

MergeCo shares will commence trading on the NZSX (unconditionally) and on the ASX (conditionally). The MergeCo shares have been accepted for listing by NZX. Application will be made to ASX for permission to list shortly after the date of the Information Memorandum.

As soon as practicable following completion of the proposed scheme, Sky will be delisted from the NZSX and the ASX and INL will be delisted from the NZSX.

From 27 June 2005 the dates are indicative only and are subject to the timing of High Court approval.

The proposed scheme is conditional on:

(i) obtaining the requisite shareholder approvals of INL and Sky shareholders; and
(ii) the High Court making final court orders giving effect to the scheme.

If any of the conditions are not satisfied, the scheme will not proceed.

6. EVALUATION OF PROPOSED SCHEME

6.1 Calculation of Share and Cash Distribution

The proposed scheme has been structured so that the Sky Minority shareholders will not be diluted and their shareholding in MergeCo will be the same as their current shareholding in Sky. This is illustrated in the table below:

Table 6.1: Calculation of MergeCo Shares to be Issued		MergeCo	
		Shares	%
Sky minority shareholders			
Existing Sky minority shares	84,242,659		
MergeCo shares in consideration	1.00	84,242,659	21.6%
INL Shareholders			
Existing INL Shares	364,698,867		
MergeCo shares in consideration	0.8360	304,897,136	78.4%
Total Shareholding in MergeCo		**389,139,795**	**100.00%**

Sky minority shareholders will receive their entitlement to the approximately of $500m borrowings through the cash payment of $1.28 per share. This is illustrated in the table below:

Table 6.2: Cash to Sky Minority Shareholders	
Proposed Borrowings	$500,000,000
Number of Shares on Issue	389,139,795
Cash Payment per share	**$1.28**

The difference in cash that INL shareholders will receive for their INL shares and the cash that Sky minority shareholders will receive for their Sky shares reflects the value of cash that INL is currently holding. This is illustrated in the table below:

Table 6.3: Cash Position of INL		$
Cash on Hand 20 March 2005		288,077,582
Interest to be received to 1 July 2005		4,346,000
Less expenses to be paid before 1 July 2005		(4,980,000)
Less Taxes and Dividends Payable		
Sky tax loss reimbursement	(14,574,000)	
INL Special Dividend	(6,000,000)	
Income tax, GST, NRWT	(3,700,000)	(24,274,000)
INL's share of cash consideration from proposed scheme of $1.28 per share		391,757,856
		654,927,438
Cash consideration to INL shareholders		
Total INL shares on issue	364,698,867	
Cash consideration per share	$1.78	(649,163,983)
Total cash transferred to MergeCo		**5,763,455**
Provision for INL scheme costs		(2,500,000)
INL Cash not distributed due to rounding		**3,263,455**

The INL cash not distributed due to rounding will become an asset of MergeCo. Sky minority shareholders will share in the benefit of this.

Under the proposed scheme MergeCo, Sky, and INL will amalgamate. Each company will bring to the amalgamation:

MergeCo – Approximately $500m in debt representing the cash component of the consideration paid to Sky minority shareholders and INL shareholders.

Sky – The assets and liabilities representing Sky's pay television business.

The Sky pay television business is the only business that will emerge from the amalgamation of the three companies as the other companies do not conduct any business.

In essence, if the proposed scheme proceeds Sky minority shareholders will receive the same shareholding plus their pro-rata share of the $500m additional debt raised, in what is essentially the same business except the business will have $500m in additional debt.

6.2 Voting on Resolutions

Sky shareholders are being asked to vote on two resolutions being:

1. approval of the Scheme by a special resolution (i.e. 75% majority) of the votes of those entitled to vote and voting on the resolution at the Sky Special Meeting (whether voting in person or by proxy); and

2. approval of the Scheme by an ordinary resolution (50% majority) of the votes held by shareholders entitled to vote and voting on the resolution at the Sky Special Meeting (whether voting in person or by proxy) excluding INL.

INL is entitled to vote on the first resolution and as it holds 78.4% of the votes, and as INL supports the Scheme, the first resolution will be passed.

INL is prohibited from voting on the second resolution therefore only 21.6% of the Sky shareholders i.e. the Sky minority shareholders may vote on the second resolution.

CBA holds or controls 9.68% of Sky voting securities, or in other words 44.7% of the voting rights for the second resolution. If as little as 2.3% of Sky shareholders do not vote, whether in person or by proxy, then CBA will have an absolute majority of those able to vote on the second resolution. As a consequence, if it votes in favour, the resolution will be passed; if it votes against, the Scheme will not proceed. If as little as 1.2% of Sky shareholders vote for and another 1.2% vote against the resolution then again how CBA will vote will determine the outcome of the resolution.

6.3 Rights of Dissenting Shareholders

The application for Final Court Orders is scheduled to be considered at the High Court in Wellington on 27 June 2005.

Any shareholder of INL, Sky or MergeCo who wishes to appear and be heard on the application for Final Court Orders must file a notice of appearance or a notice of opposition and any affidavits or memorandum of submissions on which such shareholder intends to rely on and serve a copy on INL, Sky and MergeCo by 23 June 2005. A shareholder who does not file a notice of appearance or a notice of opposition by the due date will not be heard on the application for Final Court Orders except with leave of the Court.

Full details of this process are set out on pages 30 to 31 of the IM.

The only persons that will be entitled to appear and be heard at the application for Final Court Orders will be:

- INL, Sky and MergeCo;
- those holders of INL or Sky shares who file a notice of appearance or a notice of opposition to the application for Final Court Orders within the required timeframes, or who are subsequently granted leave to appear; and
- those creditors or Note holders or other persons who claim to have an interest in the Scheme who file an application for leave to be heard and a notice of appearance or a notice of opposition to the application for Final Court Orders within the required timeframes, and who are subsequently granted leave to appear and be heard at the hearing of the application for Final Court Orders.

Shareholders remain free to sell their INL or Sky shares at any time up to 27 June on the NZSX on an unconditional basis. Sky shareholders can also sell their Sky shares on the ASX up to 27 June. By selling shares on the market, shareholders will receive the then market price for their INL or Sky shares.

There will be no rights for Sky minority shareholders to require either Sky or MergeCo to buy back their shares.

7. NEGATIVE ASPECTS OR RISKS ASSOCIATED WITH PROPOSED SCHEME

In assessing the risks or potential risks associated with the proposed scheme from the perspective of Sky minority shareholders we have considered:

1. Additional costs and risks as a result of increased debt.
2. Fairfax sale warranties
3. Geelong Advertiser sale warranties
4. Other identified liabilities
5. Taxation risks
6. New Constitution
7. Buy-back of capital notes
8. Sky options
9. Costs of this transaction
10. Other contingent risks

7.1 Additional Costs and Risks as a Result of Increased Debt

There will be costs and inherent risks associated with the business assuming the additional debt of $500 million, namely:

1. The interest expense on the borrowings will be charged against revenue.
2. MergeCo will be exposed to changes in interest rates.
3. A downturn in financial performance could impact on MergeCo's ability to meet its obligations under the borrowing arrangements.

A downturn in financial performance could result from such factors as:

1. A general economic downturn negatively impacting on subscriber numbers or forecast subscriber growth.
2. Entry into the market by a competitor/ competitors.
3. Change in technology leading to competitive pressure and/or unforeseen capital expenditure requirement.
4. Equipment failure such as satellite or studio equipment.
5. Adverse changes in foreign exchange rates.
6. Legislative changes requiring greater free-to-air sport.

We have reviewed a report prepared for Sky by its adviser on the appropriate capital structure for Sky. That report recommended an appropriate level of debt as being $750 million. Sky, INL, and MergeCo's directors have decided that the more conservative debt level of approximately $500 million in additional debt is more appropriate in the circumstances.

7.2 Fairfax Sale Warranties

As advised above, in April 2003 INL sold most of its publishing assets to Fairfax. Pursuant to the sale agreement INL provided certain warranties to Fairfax.

The warranties in respect to the Fairfax sale are limited to $A200 million. The warranty period expires 30 June 2005. We are advised no warranty claim has been received to date and that there has been no indication from Fairfax of any grounds for a warranty claim.

In the event that Fairfax lodges a warranty claim between the date the scheme is approved by shareholders (presuming it is approved) and the date of completion of the scheme, MergeCo will retain an amount from INL's cash of $260 million sufficient to meet that claim and any associated costs. The cash consideration paid to INL shareholders will be adjusted proportionately to the amount of the cash retained.

The amount to be retained will be determined by Sky's independent directors. If the MergeCo board or the INL board do not agree with the amount proposed by the Sky independent directors to be retained, an independent legal expert will give a binding determination as to the appropriate amount to be retained.

In the event that a claim is not successful or the amount paid out under the claim is less than the amount retained then the excess amount will be paid to INL shareholders as deferred cash consideration.

In the event that a claim is greater than the amount retained MergeCo will need to meet the shortfall. This will have a negative impact on Sky minority shareholders.

INL's directors do not expect a warranty claim will be lodged given Fairfax conducted extensive due diligence, has operated the business for over 18 months and has not to date indicated it will lodge a claim.

Ferrier Hodgson is not satisfied that the mechanism for establishing the amount of cash to be retained in the event of a claim is appropriate to fully protect the interests of Sky's minority shareholders. Our preferred position would have been that the Sky independent directors determined the appropriate amount to be retained without the right of INL's directors to contest the issue. If any claim is unsuccessful or a reduced payout is made, the effect on the INL shareholders in respect of the surplus funds retained is only in the timing of the payout. Sky minority shareholders should not have to bear any financial risk of any claim against INL's warranties to Fairfax.

An alternative strategy may be to defer the proposed transaction for 30 or 60 days so that shareholders vote on the transaction after the Fairfax warranties have lapsed.

7.3 Geelong Advertiser Sale Warranties

As advised at section 3 above, in November 2003 INL sold its remaining publishing assets being the Geelong Advertiser to a subsidiary of News, GACo. Pursuant to the sale, INL provided certain warranties.

The warranties in respect to the GACo sale are limited to $A55m. The warranty period expires 14 November 2005. GACo has released INL from this obligation.

Accordingly Sky minority shareholders will not be exposed to any of INL's contingent liabilities under any warranty obligations to GACo.

7.4 Other Identified Liabilities

In determining the cash payment to INL shareholders, INL has identified costs and liabilities associated with its operations to 30 June 2003 and deducted these from its cash on hand. This calculation is summarised in Table 6.3 on page 13 of this report. In addition to these costs and liabilities, MergeCo will receive $5.7 million to cover scheme provisions.

The independent directors of Sky advise they have taken advice and made an assessment of the potential costs and liabilities and are satisfied that the provision is sufficient.

7.5 Taxation Risks

The taxation risks in respect to the proposed Scheme are outlined on page 41 of the IM. These are complicated issues and we have not attempted to summarise them in this report. We recommend shareholders read the relevant tax section in the IM in full.

We have reviewed the tax opinion received from Mr Lindsay Mackay QC, a barrister specialising in tax issues and have discussed Mr Mackay's opinion with him. We have reviewed advice and opinions prepared by Ernst & Young, Bell Gully, and other advisers. We have also discussed the issues at length with Sky's independent directors, management and legal advisers. We are satisfied that the Sky directors have undertaken a robust and thorough process in forming their view that the taxation risks associated with this transaction are not sufficient to outweigh the benefits of the Scheme.

7.6 New Constitution

Sky has specific conditions in its constitution regarding the appointment of directors.

Clause 12.5 provides that every holder of shares shall be entitled to appoint the number of directors representing that shareholder's proportion of shares, i.e. a 30% shareholder may appoint 30% of the directors and a 10% shareholder may appoint 10% of the directors.

This provision is not included in the MergeCo constitution.

This provision is important as it reduces the ability of a significant but non-controlling shareholder to exert undue influence on the makeup of the Board. As News will have either 45% or 34% of the shares in MergeCo, it may, in the absence of this clause 12.5, vote against a Todd, Telecom (if it is still a shareholder) or CBA nominated board representative.

With the inclusion of this provision, a shareholder with in excess of 10% could appoint its nominee to the board as of right.

Even though such a board member is there as a representative of its shareholder and not an independent director, the diversity of the board reduces the opportunity of a substantial shareholder, such as News, exerting undue influence over the Company.

Ferrier Hodgson sees the loss of this provision in the constitution as a negative against the proposed scheme.

7.7 Buy-back of Capital Notes

As part of the proposed transaction, the Capital Note holders will also be asked to approve the transaction. Capital Note holders may, if they do not wish to be note holders in MergeCo, redeem their notes with MergeCo for cash. MergeCo has arranged bank facilities of a further $110 million to fund the acquisition of any Capital Notes put back to the company. Ferrier Hodgson has reviewed the proposed pricing of the buy-back of the Capital Notes and the pricing of the bank debt. The resulting overall funding costs will be less than the current 9.3% coupon paid on the Capital Notes so there is no negative impact to Sky minority shareholders from the buyback of any or all the Capital Notes.

7.8 Sky Options

Sky currently has on issue 2,230,000 options to subscribe for shares, issued to six Sky executives and directors. Sky has decided to terminate the options and option holders will be paid in total $9,038,614 in consideration of the termination. Ferrier Hodgson has reviewed a valuation of the options undertaken by Sky's advisers and the structure of terminating the options as opposed to allowing the options to be exercised. In our view, there is no value difference to Sky minority shareholders between the termination of the options or the exercise of the options and subsequent minor dilution of Sky minority shareholders. In our view, the valuation is also fair to Sky minority shareholders.

7.9 Costs of this Transaction

The costs of the proposed scheme total $8.4 million. These will be borne approximately as follows:

	$000s
MergeCo	200
INL	5,500
Sky	2,700
Total	**8,400**

Given the greatest benefits of the scheme accrue to INL shareholders, we would have thought a larger portion of the costs should have been borne by INL. That aside, we consider the apportionment of the scheme to be fair to Sky minority shareholders.

7.10 Other Contingent Risks

We have made enquiry as to potential claims under the RMA. We have also made enquiry as to actual or potential claims made or likely to be made against INL for any damages or defamation arising from its publishing activities or any other litigation.

INL's directors have provided a written confirmation to Sky and MergeCo stating that they "confirm, to the best of our knowledge and after making all reasonable enquiries, that except for matters fairly disclosed during the course of Sky's due diligence in respect of the INL Group, there are no:

(a) material actual or contingent liabilities (as defined in AFRs) in the INL Group; or
(b) notified threatened claims against any member of the INL Group, which could individually have a value impact on INL in excess of $1 million."

8. POSITIVE ASPECTS AND BENEFITS TO SKY MINORITY SHAREHOLDERS ASSOCIATED WITH PROPOSED SCHEME

In assessing the benefits associated with the proposed scheme, we have considered the following:

1. Cash Payment
2. Balance Sheet Considerations
3. Shareholder Composition
4. Liquidity of Shares

8.1 Cash Payment

Under the proposed scheme Sky minority shareholders will receive $1.28 per share as well as retain their existing shareholding in the Sky pay television business. The cash consideration has the same effect as a return of capital to Sky minority shareholders and theoretically the share price will diminish by $1.28 post the implementation of the scheme, reflecting the additional debt of approximately $500 million that the business will take on to fund the cash consideration of the acquisitions.

Accordingly the proposed scheme offers Sky minority shareholders the opportunity to extract a portion of their capital in the Company, which they may not otherwise get at this time.

8.2 Balance Sheet Considerations

MergeCo's balance sheet post the implementation of the proposed scheme will be substantially larger than Sky's current balance sheet. This is illustrated in the table below:

Table 8.1	Sky Dec-04 000's	MergeCo (Pro forma) 000's
Current Assets		
Cash at Bank	23	
Other	60	64
	83	64
Non Current Assets		
Fixed Assets	257	257
Intangibles	30	1,380
Other	5	5
	292	1,642
Total Assets	**375**	**1,706**
Current Liabilities		
Payables and Accruals	82	83
Borrowings	21	21
	103	104
Non Current Liabilities		
Term Borrowings	23	520
Capital Notes	109	109
	132	629
Total Liabilities	**235**	**733**
NET ASSETS	**140**	**973**
Equity		
Share Capital	292	
Accum losses	(152)	
TOTAL EQUITY	**140**	**973**

Historically, Sky has been a relatively capital intensive operation with substantial capital expenditure incurred in decoder equipment, broadcasting equipment, and studio equipment. In addition to this Sky also capitalises and amortises the costs of installing decoders and leasing satellite transponders in accordance with accounting standards. Accordingly depreciation and amortisation represents a large proportion of Sky's total costs (31% for the 6 months to 31 December 2004).

Because of this, whilst Sky's operations generate positive cashflow, Sky has only become profitable in accounting terms since the financial year ended 30 June 2003 (when the result was essentially break even). Cash generated from operations has been used on capital expenditure and debt reduction. As a result of this, Sky now has minimal debt and low book value of shareholders equity i.e. $140 million as at 31 December 2004, even though the equity market values Sky's equity at around $2,400 million.

Sky's directors believe the current balance sheet is inefficient due to the low level of debt compared to market capitalisation, forecast profits and cashflow. Sky is entering a period where its free cashflow is expected to increase rapidly. Debt is expected to reduce further over time as insufficient imputation credits will be available to distribute all cash generated by Sky as imputed dividends.

In October 2004 Sky commissioned a report to assess the level of debt MergeCo could support with the objectives of minimising the cost of capital, minimising tax, maintaining financial flexibility, and maximising shareholder returns.

The report recommended a debt level of $750m. At this level the analysis showed that forecast key credit ratios were within the target ranges that the advisers considered to be optimal.

However when downside scenarios were adopted for the key forecast assumptions used in the analysis (such as lower subscriber growth than forecast, adverse foreign exchange, unforeseen capital expenditure) the key credit ratios fell outside the target ranges for a period of up to three years. Accordingly the advisers recommended that a lower debt level should be adopted if the desire is to maintain key credit ratios within the target range even in the event of a downside scenario.

Under the proposed scheme MergeCo will adopt a lower debt level than recommended i.e. $500 million as opposed to $750 million, presumably to mitigate potential downside risk.

Sky is the only national pay television operator and holds a dominant position in the New Zealand pay television market. It is widely accepted that Sky has generated significant goodwill since its inception. The "Sky" brand is well known and will have real value. This value is not recorded on Sky's balance sheet because accounting standards do not allow recognition of internally generated goodwill.

Under the proposed scheme MergeCo will be able to value the goodwill of the Sky business and bring that onto the balance sheet and increase shareholders funds. As illustrated in the table above MergeCo's book value of shareholders funds will be $973 million compared to Sky's current book value of shareholders funds of $140 million.

Sky's current low shareholders funds makes it difficult for Sky to distribute dividends over and above current years profits or to return capital to shareholders without its shareholders funds becoming negative. MergeCo, with its stronger balance sheet, recognising Sky's goodwill, will be better placed than Sky to pay dividends and return capital to shareholders.

8.3 Shareholder Composition

INL currently holds 78.35% of the shares in Sky. INL can pass both ordinary resolutions and special resolutions without the support of other shareholders and therefore effectively controls Sky. News currently holds or controls 43.66% of INL and therefore effectively controls both INL and Sky even though on a diluted basis it only owns 34% of Sky.

If the proposed scheme is approved and News acquires Telecom's 12% stake in INL, News will end up with a 43.65% shareholding in MergeCo. The top 10 shareholders of MergeCo after the proposed scheme is completed, in these circumstances are expected to be:

Table 8.2: Top 10 Shareholding of Merge Co	No. of Shares	Percentage Holding
Nationwide News Pty Limited	169,854,701	43.7%
Todd Communications Limited	43,220,272	11.1%
Citibank Nominees (New Zealand) Limited	28,873,832	7.4%
Citibank Nominees (NZ) Limited	14,883,568	3.8%
Westpac Banking Corporation Client Assets	9,770,041	2.5%
National Nominees NZ Limited	8,901,265	2.3%
National Nominees New Zealand Limited	8,291,791	2.1%
Accident Compensation Corporation	8,048,896	2.1%
Citicorp Nominees Pty Limited	5,889,427	1.5%
Westpac Banking Corporation	4,813,816	1.2%
	302,547,610	77.7%
Other	86,592,185	22.3%
Total Shares	**389,139,795**	**100.0%**

If News does not acquire Telecom's stake in INL, News will end up owning 34.2% of MergeCo, and Telecom will hold a 9.4% stake.

The substantial security holders of MergeCo are expected to be:

Table 8.3: MergeCo Substantial Security Holders	Holding
Nationwide News Pty Limited	43.6%
Todd Communications Limited	11.1%
CBA	9.7%

While News will not have control of 50% of the voting rights of MergeCo, if 13% of shareholders do not vote on any ordinary resolution News will have effective control. News will no longer be able to control the outcome of special resolutions.

Accordingly, if the proposed scheme proceeds Sky minority shareholder will have more influence on the direction of Sky's business than they currently have.

We also note that subsequent to this transaction, if News wishes to increase its stake in Sky, it will need to make a full or partial takeover offer extended to all shareholders in accordance with the Takeovers Code or otherwise obtain shareholder approval.

8.4 Liquidity of Shares

At present Sky's shares are relatively illiquid. INL holds 78.4% of the issued share capital of Sky. Accordingly the proportion of shares that can be freely traded on NZSX is only 21.6% ("free float"). The other substantial security holder of Sky is CBA, which holds 9.7% of the issued share capital. In the event that CBA deem its stake to be a medium to long term hold then it could be said that the proportion of shares available to be freely traded on NZSX is in fact only 12%.

News' direct interest in MergeCo will be diluted to 43.6% and MergeCo will have a bigger free float compared to Sky's current free float of 21.6%. The increased free float means MergeCo will have a higher ranking on the NZSX 50 index and MergeCo may be included in the NZSX 10 index. Sky's directors believe the increased liquidity and higher ranking on key NZSX indexes will have a positive impact on MergeCo's share price.

Sky's directors engaged advisers to analyse the impact of the proposed scheme on the respective index positions and the liquidity of MergeCo relative to the current index position and liquidity of Sky and INL. The key points of that advice are summarised below:

- The key benchmark index for New Zealand shares is the NZSX 50.
- Weighting on the NZSX 50 is based on a company's Free Floating Market Capitalisation ("FFMC"). The FFMC excludes share blocks of 20% or more and blocks of between 5% and 20% that are considered strategic. The excluded shares in Sky are the 78.4% held by INL.
- As at the date of that report (i.e. 17 March 2005) Sky was ranked number 19 in the NZSX 50. MergeCo will be ranked around number 7.

- The NZSX 10 is an index of domestic shares used by index funds. Sky was removed from the NZSX 10 in June 2004 (because of its low free float). Sky's share price dropped from $5.30-$5.40 to around $5.00-$5.10 in the month prior to being officially removed from the NZSX 10. MergeCo is likely to be re-included in the NZSX 10.

- Sky is included in the NZSX Mid Cap index, which contains all stocks in the NZSX 50 that are not included in the NZSX 10. The NZSX Mid Cap Index is also used by some index funds, though it is likely that less is invested in funds following the Mid Cap index than the NZSX 10 index.

- Sky is included in the NZSX 15 index, which is now treated as a "Headline Index" by NZX along with the NZSX 50 and is the basis for the main NZSX futures contract.

- The creation of the NZSX 15 as the basis of the index futures contract has reduced the importance of the NZSX 10 index. Therefore it is unlikely that MergeCo's re-inclusion in the NZSX 10 index will result in a surge in share price similar to the drop in share price, which occurred when Sky was removed from that index.

- The index based benefits to Sky of rationalising Sky and INL into one company have declined over the past 9 months due to the strong performance of Sky's underlining business.

The report concludes that although the benefits of a single company structure in terms of increased liquidity, and possibly greater international investment in a single larger, and more liquid stock remain, these gains are difficult to quantify.

9. THE IMPACT ON SKY SHOULD THE PROPOSED SCHEME NOT PROCEED

If the proposed scheme does not proceed, Sky minority shareholders will be in the exact same circumstances as they are now, i.e. the status quo will be preserved. There may be some change in the share price if the market has already priced in some value of the scheme proceeding, however the Company itself will not have changed.

Sky will have continuing problems of returning capital and possibly paying dividends over and above its annual profits because of its low shareholders funds. As advised at section 8.2 above, Sky is not able, in accordance with international accounting standards, to recognise its internally generated goodwill in its financial statements, whereas MergeCo will be able to bring the value of the goodwill (approximately $1.3 billion) into its financial statements and increase the book value of shareholders funds substantially.

Because of Sky's low shareholders funds, if it borrowed $500 million itself and made a return of capital to its shareholders, this would result in negative shareholders funds. In order to borrow the money and return the capital, the directors will be required to sign a Solvency Certificate in accordance with the Companies Act. While it would be unusual to see a substantial publicly listed entity such as Sky with negative shareholders funds, and it will be difficult for Sky's directors to agree to allow this to occur, it would be possible to sign a solvency certificate as the company is obviously not insolvent.

If the proposed Scheme does not proceed Sky will continue to operate its business as previously. The shares will continue to be illiquid due to INL owning a high proportion of the shares on issue.

10. OPINION ON FAIRNESS OF PROPOSED SCHEME

In our opinion the proposed Scheme is fair and reasonable to Sky minority shareholders because they will retain their proportionate shareholding in the Sky business, while receiving the following benefits:

1. A payment of $1.28 per share, which may not otherwise be available under the current Sky capital structure at this time.

2. Recognition of Sky's goodwill on the balance sheet leading to a strengthened balance sheet, making it easier for MergeCo to return capital and pay dividends in the future than Sky may otherwise be able to.

3. Potentially greater influence over the direction of the business.

4. Greater liquidity of Sky shares, which may have a positive impact on share price.

5. Potentially a greater level of takeover interest in the Company, either by News seeking to increase its stake or other bidders entering the market.

These benefits outweigh the risks associated with the business assuming additional debt of approximately $500 million, and the contingent liabilities associated with the tax position adopted as a result of the proposal and any unidentified real or contingent liabilities of INL assumed as a result of the amalgamation with INL.

Ferrier Hodgson & Co.

Ferrier Hodgson & Co

APPENDIX 1: SOURCES OF INFORMATION

SOURCES OF INFORMATION

During the course of preparing this report, Ferrier Hodgson has had discussions with and/or received information from the directors and advisers of Sky.

The statements and opinions expressed in this report are based on the following main sources of information:

- Information Memorandum relating to the proposed scheme
- Sky half year result December 2004
- Sky Annual Report for 2004
- Sky Results presentation 2004
- Valuation of Sky prepared by First NZ Capital
- Various Broker reports on Sky
- Target Company Statement 29 October 2003
- Debt Capacity Analysis Report, dated October 2004
- Impact of Scheme of Arrangement on the Index Position of Sky and INL Report, dated 17 March 2005
- Various Tax advice from Ernst & Young and Bell Gully
- Documents submitted to the High Court
- Valuation of Options Report, dated 26 April 2005
- Sky Business Plan 2005-2007
- Sale and purchase agreement in respect to the sale of INL publishing assets to Fairfax
- Sale and purchase agreement in respect to the sale of The Geelong Advertiser
- Various press releases and announcements.

Ferrier Hodgson has obtained all information which it believes desirable for the purpose of preparing this report, including all relevant information which is or should have been known to any director of Sky and made available to the directors.

Ferrier Hodgson believes sufficient information has been provided to the shareholders to enable them to understand all the relevant factors and reach an informed decision in respect of the scheme.

RELIANCE ON INFORMATION

In forming our opinion we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was available from public sources and all information that was furnished to us by Sky and its advisers. We have no reason to believe any material facts have been withheld.

We have evaluated that information through analysis, enquiry and examination for the purposes of forming our opinion but we have not verified the accuracy or completeness of any such information nor conducted an appraisal of any assets. We have not carried out any form of due diligence or audited the accounting or other records of Sky. We do not warrant that our enquiries would reveal any matter that an audit, due diligence review or extensive examination might disclose.

APPENDIX 2: QUALIFICATIONS, DECLARATIONS AND CONSENT

QUALIFICATIONS

Ferrier Hodgson is an independent New Zealand Chartered Accounting practice, internationally affiliated with the Ferrier Hodgson group that is represented in Australia, throughout Asia, in North America, the United Kingdom and Europe. The firm has established its name nationally through its provision of professional financial consultancy services with a corporate advisory and insolvency emphasis, and because it has no business advisory, audit or tax divisions, avoids any potential conflicts of interest which may otherwise arise. This places the firm in a position to prepare independent adviser's reports as required by the Takeovers Code.

The persons responsible for preparing and issuing this report are Grant Graham BCom, CA and Stephen Panckhurst MBA, BMS. Both have significant experience in providing corporate finance advice on mergers, acquisitions and divestments, advising on the value of shares and undertaking financial investigations.

DISCLAIMERS

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Ferrier Hodgson's opinion as to whether the proposed transaction is fair and reasonable to Sky minority shareholders. Ferrier Hodgson expressly disclaims any liability to any SKY shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Ferrier Hodgson with care and diligence and the statements and opinions given by Ferrier Hodgson in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Ferrier Hodgson or any of its officers or employees for errors or omissions however arising (including as a result of negligence) in the preparation of this report, provided that this shall not absolve Ferrier Hodgson from liability arising from an opinion expressed recklessly or in bad faith.

INDEMNITY

Sky has agreed that, to the extent permitted by law, it will indemnify Ferrier Hodgson and its partners, employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity does not apply in respect of any negligence, wilful misconduct or breach of law. Sky has also agreed to indemnify Ferrier Hodgson and its partners, employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where Ferrier Hodgson or its partners, employees and officers are found liable for or guilty of negligence or wilful misconduct in which case Ferrier Hodgson shall reimburse such costs.

INDEPENDENCE

Ferrier Hodgson does not have at the date of this report, and has not had, any shareholding in or other relationship with Sky or related companies that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to this transaction. Ferrier Hodgson considers itself to be independent.

Ferrier Hodgson has had no part in the formulation of the intended issue or any undertaking in relation to this transaction. Its only role has been in the preparation of this report.

Ferrier Hodgson will receive a fixed fee for the preparation of this report. This fee is not contingent on the success or implementation of the offer or any transaction complementary to it. Ferrier Hodgson has no direct or indirect pecuniary interest or other interest in this transaction.

We note for completeness that a draft of this report was provided to Sky's independent directors, solely for the purpose of verifying the factual matters contained in the report. While minor changes were made to the drafting, no material alteration to any part of the substance of this report, including the methodology or conclusions, was made as a result of issuing the draft.

CONSENT

Ferrier Hodgson consents to the issuing of this report in the form and context in which it is included in the information to be sent to Sky's minority shareholders. Neither the whole nor any part of this report, nor any reference thereto may be included in any other document without the prior written consent of Ferrier Hodgson as to the form and context in which it appears.